As filed with the Securities and Exchange Commission on November 21, 2008

                             File No. 333-152925
                                      811-08311

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-6

                        REGISTRATION STATEMENT UNDER THE
                           [X] SECURITIES ACT OF 1933
                         [X] Pre-Effective Amendment No.2
                        [ ] Post-Effective Amendment No.
                                     and/or
                        REGISTRATION STATEMENT UNDER THE
                       [X] INVESTMENT COMPANY ACT OF 1940
                                [ ] Amendment No. 15
                        (Check appropriate box or boxes)

                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                           (Exact Name of Registrant)
                    AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                               (Name of Depositor)



                One American Square, Indianapolis, Indiana 46282
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                  Depositor's Telephone Number: (317) 285-1588

                                Richard M. Ellery
                            Associate General Counsel
                     American United Life Insurance Company
                               One American Square
                           Indianapolis, Indiana 46282
                     (Name and Address of Agent for Service)
                                   Copies to:
                             Frederick H. Sherley, Esq.
        Dechert, Bank of America Corporate Center, 100 North Tryon Street
                               Charlotte, NC 28202

Title of securities being registered: Interests in the Separate Account under Flexible Premium Adjustable Variable Life Insurance Policies.

Proposed maximum aggregate offering price to the public of the securities being registered: The Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940 and will file its Rule 24f-2 Notice for the fiscal year ending December 31, 2008 on or before March 31, 2009.

Amount of filing fee: None.

[LOGO OF AMERICAN UNITED LIFE INSURANCE COMPANY(R)]

                                 Prospectus for:

                              American Accumulator
               Flexible Premium Variable Adjustable Universal Life



                                January 5, 2009

                                  Sponsored by:

                     American United Life Insurance Company(R)
                               One American Square
                                  P.O. Box 7127
                           Indianapolis, IN 46206-7127

                                   Prospectus
                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
      FLEXIBLE PREMIUM VARIABLE ADJUSTABLE UNIVERSAL LIFE INSURANCE POLICY

                     American United Life Insurance Company(R)
                       One American Square, P.O. Box 7127
                        Indianapolis, Indiana 46206-7127
                       (800) 537-6442 - www.oneamerica.com

This Prospectus describes a flexible premium variable adjustable universal life insurance policy (the "Policy") offered by American United Life Insurance Company(R) ("AUL") subject to approval in individual states. AUL designed the Policy to provide insurance protection on the Insured named in the Policy. The Policy also provides the Owner with the flexibility to vary the amount and timing of premium payments and to change the amount of death benefits payable under the Policy. This flexibility allows the Owner to provide for the Owner's changing insurance needs under a single insurance Policy.

The Owner also has the opportunity to allocate Net Premiums and Account Value to one (1) or more Investment Accounts of the AUL American Individual Variable Life Unit Trust (the "Separate Account") and to AUL's general account (the "Fixed Account"), within limits. This Prospectus generally describes only that portion of the Account Value allocated to the Separate Account. For a brief summary of the Fixed Account, see "Fixed Account." AUL invests the assets of each Investment Account in a corresponding Portfolio (each, a "Portfolio"). Each Investment Account invests exclusively in shares of one (1) of the following Fund Portfolios:


AIM Variable Insurance Funds                                    Franklin Templeton Variable Insurance Products Trust
Alger American Fund                                             Janus Aspen Series
AllianceBernstein Variable Products Series Fund, Inc.           Neuberger Berman Advisers Management Trust
American Century(R) Variable Portfolios, Inc.                   OneAmerica Funds, Inc.
Calvert Variable Series, Inc.                                   Pioneer Variable Contracts Trust
Columbia Funds Variable Insurance Trust                         Royce Capital Fund
Dreyfus Investment Portfolios                                   T. Rowe Price Equity Series, Inc.
Dreyfus Variable Investment Fund                                T. Rowe Price Fixed Income Series, Inc.
Fidelity(R) Variable Insurance Products Freedom Funds           Timothy Plan(R) Portfolio Variable Series
Fidelity(R) Variable Insurance Products Funds                   Vanguard(R) Variable Insurance Fund


The prospectuses for the Funds describe their respective Portfolios, including the risks of investing in the Portfolios, and provide other information on the Funds. Not all Funds are available with all contracts. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

This prospectus should be accompanied by the current prospectuses for the Fund or Funds being considered. Each of these prospectuses should be read carefully and retained for future reference.

                      The Date of this Prospectus is January 5, 2009.

   TABLE OF CONTENTS

Description                                                                  Page
SUMMARY OF THE POLICY .....................................................     3
FEE TABLE .................................................................     4
DEFINITIONS OF TERMS ......................................................     6
DIAGRAM OF CONTRACT .......................................................     7
GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT AND THE FUNDS .........     9
   American United Life Insurance Company(R) ..............................     9
   Separate Account .......................................................    10
   The Funds ..............................................................    10
   Revenue AUL Receives ...................................................    10
   AIM Variable Insurance Funds ...........................................    10
   Alger American Fund ....................................................    12
   AllianceBernstein Variable Products Series Fund, Inc. ..................    12
   American Century(R) Variable Portfolios, Inc. ..........................    12
   Calvert Variable Series, Inc. ..........................................    13
   Columbia Funds Variable Insurance Trust ................................    13
   Dreyfus Investment Portfolios ..........................................    13
   Dreyfus Variable Investment Fund .......................................    14
   Fidelity(R) Variable Insurance Products Freedom Funds ..................    14
   Fidelity(R) Variable Insurance Products Fund ...........................    15
   Franklin Templeton Variable Insurance Products Trust ...................    16
   Janus Aspen Series .....................................................    16
   Neuberger Berman Advisers Management Trust .............................    17
   OneAmerica Funds, Inc. .................................................    18
   Pioneer Variable Contracts Trust .......................................    18
   Royce Capital Fund .....................................................    18
   T. Rowe Price Equity Series, Inc. ......................................    19
   T. Rowe Price Fixed Income Series, Inc. ................................    19
   Timothy Plan(R) Portfolio Variable Series ..............................    19
   Vanguard(R) Variable Insurance Fund ....................................    19
   Voting Rights ..........................................................    20
PREMIUM PAYMENTS AND ALLOCATIONS ..........................................    21
   Applying for a Policy ..................................................    21
   Right to Examine Period ................................................    21
   Premiums ...............................................................    21
   Premium Payments to Prevent Lapse ......................................    22
   Premium Allocations and Crediting ......................................    22
   Transfer Privilege .....................................................    22
   Abusive Trading Practices ..............................................    23
   Dollar Cost Averaging Program ..........................................    24
   Portfolio Rebalancing Program ..........................................    24
   Portfolio Optimization Program .........................................    24
FIXED ACCOUNT .............................................................    26
   Summary of the Fixed Account ...........................................    26
   Minimum Guaranteed and Current Interest Rates ..........................    26
   Calculation of the Fixed Account Value .................................    27
   Transfers from the Fixed Account .......................................    27
   Payment Deferral .......................................................    27
CHARGES AND DEDUCTIONS ....................................................    27
   Premium Expense Charges ................................................    27
   Monthly Deduction ......................................................    27
   Surrender Charge .......................................................    28
   Taxes ..................................................................    28
   Special Uses ...........................................................    28
   Fund Expenses ..........................................................    29
HOW THE OWNER'S ACCOUNT VALUES VARY .......................................    29
   Determining the Account Value ..........................................    29
   Cash Value and Cash Surrender Value.....................................    30
DEATH BENEFIT AND CHANGES IN BASE FACE AMOUNT  ............................    30
   Amount of Death Benefit Proceeds .......................................    30
   Death Benefit Options ..................................................    30
   Base Face Amount and Death Benefit Option ..............................    30
   Changes in Death Benefit Option ........................................    30
   Changes in Base Face Amount ............................................    31
   Selecting and Changing the Beneficiary .................................    31
CASH BENEFITS .............................................................    31
   Policy Loans ...........................................................    31
   Surrendering the Policy for Cash Surrender Value........................    32
   Partial Surrenders .....................................................    32
   Reduction Free Partial Surrenders.......................................
   Partial Surrenders, Reduction Free Partial Surrenders & The Death Benefit
   Options.................................................................
   Settlement Options .....................................................    32
   Specialized Uses of the Policy .........................................    33
   Life Insurance Retirement Plans ........................................    33
   Risks of Life Insurance Retirement Plans ...............................    33
OTHER POLICY BENEFITS AND PROVISIONS ......................................    34
   Limits on Rights to Contest the Policy .................................    34
   Changes in the Policy or Benefits ......................................    34
   When Proceeds Are Paid .................................................    35
   Dividends ..............................................................    35
   Reports to Policy Owners ...............................................    35
   Assignment .............................................................    35
   Reinstatement ..........................................................    35
   Rider Benefits .........................................................    35
TAX CONSIDERATIONS ........................................................    37
   Tax Status of the Policy ...............................................    37
   Tax Treatment of Policy Benefits .......................................    38
   Estate and Generation Skipping Taxes ...................................    39
   Life Insurance Purchased for Use in Split Dollar Arrangements ..........    39
   Taxation Under Section 403(b) Plans ....................................    39
   Non-Individual Ownership of Contracts ..................................    39
   Possible Charge for AUL's Taxes ........................................    39
OTHER INFORMATION ABOUT THE POLICIES AND AUL ..............................    40
   Policy Termination .....................................................    40
   Resolving Material Conflicts ...........................................    40
   Addition, Deletion or Substitution of Investments ......................    40
   Sale of the Policies ...................................................    40
   State Regulation .......................................................    40
   Additional Information .................................................    41
   Litigation .............................................................    41
   Legal Matters ..........................................................    41
   Financial Statements ...................................................    41
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS .....................    42
PROSPECTUS EXHIBIT 1 - FORM ADV PART II ...................................    42

                              SUMMARY OF THE POLICY

The investor should read the following summary of Prospectus information and diagram of the policy in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy in this Prospectus assumes that the Policy is in force and that there are no outstanding loans or loan interest.

The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, typically the Owner of a Policy pays premium payments for insurance coverage on the Insured. Also, like fixed-benefit life insurance, the Policy provides for accumulation of Net Premiums and a Cash Surrender Value that is payable if the Owner surrenders the Policy during the Insured's lifetime. As with fixed-benefit life insurance, the Cash Surrender Value during the early Policy Years is likely to be lower than the premium payments paid.

However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may, and the Account Value will, increase or decrease to reflect the investment performance of the Investment Accounts to which Account Value is allocated. Also, there is no guaranteed minimum Cash Surrender Value. If the Cash Surrender Value is insufficient to pay the Monthly Deduction, the Policy will lapse without value after a grace period. Nonetheless, AUL guarantees to keep the Policy in force during the No-Lapse Guarantee Period if, on each Monthiversary, the sum of the premiums paid to date, less any Partial Surrenders, loans and loan interest, equals or exceeds the Required Premium for the No-Lapse Guarantee Period (shown on the Policy Data Page of the Owner's Policy) multiplied by the number of policy months since the Policy Date. See "Premium Payments to Prevent Lapse." If a Policy lapses while loans are outstanding, adverse tax consequences may result. See "Tax Considerations."


Contract Benefits. Cash benefits available under a Contract include loans; partial surrenders, provided there is sufficient Cash Surrender Value; the ability to surrender the contract in full at any time for its Cash Surrender Value less loan interest due on the next Policy Anniversary and any surrender charges.

Death benefits include benefits payable to the beneficiary income tax free, available as a lump sum or under a variety of settlement options. Depending on the Death Benefit option, Death Benefits are equal to the Total Face Amount, or the Total Face Amount plus Account Value, or Total Face Amount plus Net Accumulated Premiums. The Owner has flexibility to change the death benefit option and Total Face Amount.

Contract Risks. AUL intends for the Policy to satisfy the definition of a life insurance policy under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Under certain circumstances, the Internal Revenue Code will treat a Policy as a Modified Endowment. AUL will monitor the Policies and will notify the Owner on a timely basis if the Owner's Policy ceases to satisfy the federal tax definition of life insurance or becomes a Modified Endowment. However, AUL will not undertake to give the Owner such notice or to take corrective action. AUL reserves the right to refund any premiums that may cause the Policy to become a Modified Endowment. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a Modified Endowment, see "Tax Considerations."

Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause the Owner's policy to lapse, endangering insurance coverage. There is no guarantee that the Owner's policy will not lapse even if the Owner pays the Owner's Planned Premium. The Contracts are not suitable as short-term savings vehicles. The Owner should review the Owner's coverage with the Owner's registered representative on a regular basis.

Withdrawal charges on full surrenders may inhibit the Owner's ability to access the Owner's Cash Value. Furthermore, making a withdrawal or taking a loan may change the Owner's policy's Total Face Amount and/or death benefit, reducing the death benefit proceeds payable to the Owner's beneficiary. Withdrawals and loans may make the Owner's policy more susceptible to lapse.

Owner Inquiries. If the Owner has any questions, the Owner may write or call AUL's Corporate Office.

Portfolio Company Risks. Each Investment Option invests in a corresponding Fund Portfolio. The value of each Portfolio fluctuates with the value of the investments that it holds. Returns are not guaranteed. The Owner bears the investment risk of any Investment Option that the Owner chooses. A comprehensive discussion of the risks of each Fund Portfolio may be found in each Fund's prospectus.

Portfolio Optimization Program (the "Program"). Portfolio Optimization is the diversification among asset classes to help reduce volatility over the long-term. If the Owner selects a Portfolio Optimization model, the Owner's initial purchase payment will be allocated to the investment options according to the model the Owner selects. Subsequent purchase payments will also be allocated accordingly. The Program automatically rebalances the Owner's Contract annually to maintain the asset allocation given in the Owner's Portfolio Optimization model (which may be updated annually; see below).

Generally, on an annual basis, all the Portfolio Optimization models are evaluated. Each model may change and investment options may be added to or deleted from a model as a result of the annual analysis. After the annual analysis, AUL will automatically update the Owner's model to the new version. This means the Owner's allocations, and potentially the underlying investment options, will automatically change and the Owner's Account Value will be automatically rebalanced among the investment options in the Owner's model each year.

The Portfolio Optimization Program must be chosen if the Owner elects certain riders. If the Owner elects one of these riders and later terminates the Program, the rider will automatically terminate.

Purpose of the Policy. AUL designed the Policy to provide long-term insurance benefits; and, it may also provide long-term accumulation of Cash Value. The Owner should evaluate the Policy in conjunction with other insurance policies that the Owner owns, as well as the need for insurance and the Policy's long-term potential for growth. It may not be advantageous to replace existing insurance coverage with this Policy.

Right to Examine Policy. For a limited time, the Owner has the right to cancel the Owner's Policy and receive a refund. See "Right to Examine Policy." AUL generally allocates Net Premiums to the Fixed Account and Investment Accounts on the later of the day the "right to examine" period expires, or the date AUL receives the premium at AUL's Corporate Office. See "Premium Allocations and Crediting."

In some states, the Policy will include the election to buy a reduced paid-up Policy.

                                    FEE TABLE

The following tables describe the fees and expenses that the Owner will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that the Owner will pay at the time that the Owner buys the Policy, surrenders the Policy, transfers cash value between investment options, or if applicable, elects to exercise the Overloan Protection Rider.


                                TRANSACTION FEES

----------------------------------------------------------------------------------------------------------------------------
CHARGE                           WHEN CHARGE IS DEDUCTED                  AMOUNT DEDUCTED
----------------------------------------------------------------------------------------------------------------------------
Maximum Surrender Charge         Upon Full Surrender                   Maximum of 100% of base coverage target premium(1)
Premium Expense Charge           Upon receipt of premium               6% of Premium
Overloan Protection Rider        No Charge until exercised             4% of Account Value
Transfer Fees                    Upon transfer of accumulated          Maximum $25.00 per transfer in
                                 value between investment              excess of 12 in a policy year((2))
                                 Options


(1) 100 percent of base coverage target premium is a maximum of $50.00 per $1,000 of Total Face Amount.
(2) There is no charge currently imposed on transfers.

The next table describes the fees and expenses that the Owner will pay periodically during the time that the Owner owns the Policy, not including the Fund company fees and expenses.

          PERIODIC CHARGES OTHER THAN FUND COMPANY OPERATING EXPENSES

--------------------------------------------------------------------------------------------------------------
CHARGE                                      WHEN CHARGE IS DEDUCTED            AMOUNT DEDUCTED
--------------------------------------------------------------------------------------------------------------
Base Face Amount Charge(5)                         Monthly beginning on Policy Date   $0.04 - $0.63 per 1,000 of Base Face Amount
Representative Base Face Amount Charge(1)          Monthly beginning on Policy Date   $0.14 per 1,000 of Base Face Amount
Cost of Insurance (COI) (1)(2)(5)                  Monthly beginning on Policy Date   $0.01 - $83.33 per $1,000 of Net Amount
                                                                                       at Risk
Representative COI (1)                             Monthly beginning on Policy Date   $0.09 per $1,000 of Net Amount at Risk
Monthly Administrative Charge(3)                   Monthly beginning on Policy Date   $25.00 year 1
                                                                                      $10.00 year 2 and thereafter
Mortality and Expense Risk Charge(3)               Monthly beginning on Policy Date   0.75% years 1-10
                                                                                      0.25% year 11 and thereafter
Loan Interest(3)                                   Monthly beginning on loan date     5% annual percentage rate
Optional Benefits(4)
Accelerated Death Benefit Rider                    No Charge
Accounting Benefit Rider                           No Charge
Aviation Exclusion Rider                           No Charge
Change of Insured Rider                            No Charge
Children's Term Insurance Rider (3)                Monthly beginning on Policy Date   $0.52 per 1,000 of child's term face
Credit of Premium Disability Rider                 Monthly beginning on Policy Date   $1.48 - $6.55 per $100 monthly benefit
Representative Credit of Premium
  Disability Rider(1)                              Monthly beginning on Policy Date   $2.78 per $100 monthly benefit
Extended No-Lapse Guarantee Rider                  Monthly beginning on Policy Date   $0.01 per 1,000 of Total Face Amount
Guaranteed Insurability Rider(5)                   Monthly beginning on Policy Date   $0.04 - $0.19 per 1,000 of chosen increase in
                                                                                      Base Face Amount
Representative Guaranteed Insurability Rider(1)    Monthly beginning on Policy Date   $0.17 per 1,000 of chosen increase in
                                                                                      Base Face Amount
Other Insured Term Insurance Rider(5)              Monthly beginning on Policy Date   $0.01 - $83.33 per 1,000 of rider Base Face
                                                                                      Amount
Representative Other Insured Rider(1)              Monthly beginning on Policy Date   $0.09 per 1,000 of rider Base Face Amount
Waiver of Monthly Deductions Disability Rider
(WMDD)(5)                                          Monthly beginning on Policy Date   2.18% - 19.48% of all contract charges based
                                                                                      on Insured's Attained Age
Representative WMDD(1)                             Monthly beginning on Policy Date   7.04% of all contract charges based
                                                                                      on Insured's Attained Age


(1) Cost of insurance varies based on a number variables and therefore will vary between Policies, and may vary from Monthiversary to Monthiversary. These rates are based on the Attained Age and underwriting class of the Insured. They are also based on the sex of the Insured, except that unisex rates are used where appropriate under applicable law, including in the state of Montana, and in Policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs. The cost of insurance rate generally increases with the Attained Age

(2) This charge is reduced to zero for Base Face Amount when person insured reaches the Age of 121; Supplemental Face Amount expires when the person insured reaches the Age of 100.

(3)  The charge does not vary based on an individual's characteristics.

(4)  Subject to state availability.

(5) The charge varies based on an individual's characteristics. Consult the Owner's Policy for details regarding the actual charges the Owner will pay.

The next table shows the minimum and maximum total operating expenses charged by the Portfolio companies that the Owner may pay periodically during the time that the Owner owns the Contract. More detail concerning each Fund company's fees and expenses is contained in the prospectus for each Fund.

TOTAL ANNUAL FUND COMPANY OPERATING EXPENSES                  MINIMUM         MAXIMUM
--------------------------------------------------------------------------------------
(expenses that are deducted from Fund assets,
including management fees, distribution and/or
service (12b-1) fees, and other expenses)                      0.10%           2.23%
--------------------------------------------------------------------------------------

                              DEFINITIONS OF TERMS


Account Value - The retrospective accumulation of Net Premiums, reduced by the Monthly Deductions and Partial Surrenders. It is the sum of the Owner's values in the Fixed Account, the Variable Account, and the Loan Account. See "Determining Account Value."

Age - The  Insured's  nearest Age as of the Policy Date.

Attained Age - The Insured's Age increased by one (1) for each complete Policy Year.

Base Face Amount - The amount of insurance selected by the Owner on Issue Date, or as subsequently, changed.

Business Day - A day on which AUL's Corporate Office is customarily open for business. Traditionally, in addition to federal holidays, AUL is not open for business on the day after Thanksgiving; but, AUL may not be open for business on other days.

Cash Value - The Cash Value is the Account Value less the Surrender Charge.

Cash Surrender Value - The Cash Value reduced by any outstanding loans and loan interest.

Corporate Office - The Variable Products Service office at AUL's principal business office, One American Square, P.O. Box 7127, Indianapolis, Indiana 46206-7127, (800) 537-6442. www.oneamerica.com.

Death Benefit And Death Benefit Proceeds - This Policy has three (3) death benefit options. The Death Benefit Proceeds are the Death Benefit less any outstanding loan and loan interest, plus any benefits provided by rider.

Death Benefit Discount Factor - The factor used in determination of the Net Amount at Risk as described in the Policy Charges provisions. Death Benefit Discount Factor = (1 + Death Benefit Discount)(1/12). The Death Benefit Discount is shown on the Owner's Policy Data Page.


Fixed Account - An account which is part of AUL's general account, and is not part of or dependent on the investment performance of the Variable Account.

Funds - A diversified, open-end management investment company commonly referred to as a fund, or a Portfolio thereof. General Account - All assets of AUL other than those allocated to the Variable Account or to any other separate account of AUL.

Insured - The person you name, whose life is covered by this Policy. The Insured may or may not be the Owner


Investment Accounts/Investment Options- One (1) or more of the subdivisions of the Separate Account. Each Investment Account is invested in a corresponding Portfolio of a particular fund.

Issue Date - The date the Policy is issued.

Loan Account - A portion of the Account Value which is collateral for loan amounts.

Minimum Insurance Percentage - The minimum percentage of insurance required to qualify the Policy as life insurance under the Internal Revenue Code. A table of these amounts is on the Policy Data Page of the Owner's Policy.

Modified Endowment - A classification of policies determined under the Internal Revenue Code to be modified endowment contracts which affects the tax status of distributions from the Policy.

Monthiversary - The same date of each month as the Policy Date. If a Monthiversary falls on a day which is not a Valuation Date, the processing of the Monthiversary will be the next Valuation Date.

Monthly  Deduction - The charge made against the Account Value every month.

Net Accumulated Premiums - The amount of premiums less Partial Surrenders, which is utilized in calculating the Death Benefit under option 3 of the Death Benefit options.

Net Amount at Risk - The Death Benefit on the Monthiversary divided by the Death Benefit Discount Factor; less the Account Value.


Net Premium - The total premium paid reduced by premium expense charges.

No-Lapse Guarantee Period - The period which the No-Lapse Guarantee is in effect as detailed in the No-Lapse Guarantee Period provision.


Owner - The owner named in the application for a Policy, unless changed.

Partial Surrender - A withdrawal of a portion of the Account Value.

Planned Premium - The amount AUL will bill the Owner or, in the case of AUL's automatic payment plan, the amount AUL will deduct from the account selected by the Owner.


Policy Anniversary - The same date each year as the Policy Date.

Policy Data Page - The Policy Data Page in the Owner's Policy, or the supplemental Policy Data Page most recently sent to the Owner by AUL.

Policy Date - The date from which Monthiversaries, Policy Years, and Policy Anniversaries are measured. Suicide and incontestability periods are also measured from the Policy Date.


Policy  Year  - One  (1)  year  from  the  Policy  Date  and  from  each  Policy
Anniversary.


Portfolio - A separate investment fund in which the Separate Account invests.

Premium Mode - The frequency of the Planned Premium as shown on the Policy Data Page or as subsequently changed by the Owner.

Proper Notice - Notice that is received at AUL's Corporate Office in a form acceptable to AUL.

Reduction Free Partial Surrender Amount - The amount which may be withdrawn without a reduction in Total Face Amount.


Required Premium For The No-Lapse Guarantee Period - The monthly premium that must be paid on a cumulative basis to keep this Policy in force during the No-Lapse Guarantee Period.


Separate  Account  - AUL  American  Individual  Variable  Life Unit  Trust.  The
Separate Account is segregated into several Investment Accounts each of which invests in a corresponding fund Portfolio.

Supplemental Face Amount - The Supplemental Face Amount provides level term insurance and is selected at Issue, or as subsequently changed. Any Supplemental Face Amount will expire on the Policy Anniversary after the Insured attains the Age of 100.

Total Face Amount - The sum of the Base Face Amount and the Supplemental Face Amount.

Valuation Date - Each date on which the Investment Accounts are valued, which currently includes each Business Day that is also a day on which the New York Stock Exchange is open for trading.

Valuation Period - A Valuation Period begins at the close of one (1) Valuation Date and ends at the close of the next succeeding Valuation Date.

Variable Account - The Separate Account.

Variable Account Value - The Account Value of this Contract that is invested in one (1) or more Investment Accounts.

DIAGRAM OF CONTRACT

The diagram on the following pages summarizes the most important features of the Policy, such as charges, cash surrender benefits, Death Benefits, and calculation of Cash Value.

--------------------------------------------------------------------------------
                                PREMIUM PAYMENTS
--------------------------------------------------------------------------------

     o The Owner selects a payment plan but is not required to pay premium payments according to the plan. The Owner can vary the amount and frequency.

     o The Policy's minimum initial premium payment depends on the Age, sex and risk class of the Insured, Base Face Amount selected, any supplemental and/or rider benefits, and any planned periodic premiums.

     o    Unplanned premium payments may be made, within limits.

     o    Extra premium payments may be necessary to prevent lapse.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         DEDUCTIONS FROM PREMIUM PAYMENTS
--------------------------------------------------------------------------------
    o   The Premium Expense Charge Is 6% of each premium payment.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              NET PREMIUM PAYMENTS
--------------------------------------------------------------------------------
    o   See rules and limits on Net Premium payment allocations.
    o   Each Investment Account invests in a corresponding Portfolio of a Fund:

FUND                                                       INVESTMENT ACCOUNT AND CORRESPONDING FUND PORTFOLIO
----                                                       -----------------------------------------------------
AIM Variable Insurance Funds                               AIM V.I. Dynamics Fund
                                                           AIM V.I. Financial Services Fund
                                                           AIM V.I. Global Health Care Fund
                                                           AIM V.I. Global Real Estate Fund
                                                           AIM V.I. High Yield Fund
                                                           AIM V.I. Utilities Fund

Alger American Fund                                        Alger American LargeCap Growth Portfolio
                                                           Alger American SmallCap Growth Portfolio

AllianceBernstein Variable Products Series Fund, Inc.      AllianceBernstein VPS International Growth Portfolio
                                                           AllianceBernstein VPS International Value Portfolio
                                                           AllianceBernstein VPS Small/Mid Cap Value Portfolio

American Century(R) Variable Portfolios, Inc.              American Century(R) VP Income & Growth Portfolio
                                                           American Century(R) VP International Portfolio
                                                           American Century(R) VP Ultra(R)
                                                           American Century(R) VP Vista(SM)

Calvert Variable Series, Inc.                              Calvert Social Mid Cap Growth Portfolio

Columbia Funds Variable Insurance Trust                    Columbia Federal Securities Fund, Variable Series
                                                           Columbia Small Cap Value Fund, Variable Series

Dreyfus Investment Portfolios                              Dreyfus DIP Technology Growth Portfolio

Dreyfus Variable Investment Fund                           Dreyfus VIF Appreciation Portfolio

Fidelity(R) Variable Insurance Products Freedom Funds      Fidelity(R) VIP Freedom 2005 Portfolio
                                                           Fidelity(R) VIP Freedom 2010 Portfolio
                                                           Fidelity(R) VIP Freedom 2015 Portfolio
                                                           Fidelity(R) VIP Freedom 2020 Portfolio
                                                           Fidelity(R) VIP Freedom 2025 Portfolio
                                                           Fidelity(R) VIP Freedom 2030 Portfolio
                                                           Fidelity(R) VIP Freedom Income Portfolio
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        NET PREMIUM PAYMENTS (CONTINUED)
--------------------------------------------------------------------------------

    o Each Investment Account invests in a corresponding portfolio of a fund (Continued):

FUND                                                       PORTFOLIO
----                                                       ---------
Fidelity(R) Variable Insurance Products Fund               Fidelity(R) VIP Asset Manager(SM) Portfolio
                                                           Fidelity(R) VIP Contrafund(R) Portfolio
                                                           Fidelity(R) VIP Equity-Income Portfolio
                                                           Fidelity(R) VIP Growth Portfolio
                                                           Fidelity(R) VIP High Income Portfolio
                                                           Fidelity(R) VIP Index 500 Portfolio
                                                           Fidelity(R) VIP Money Market Portfolio
                                                           Fidelity(R) VIP Overseas Portfolio

Franklin Templeton Variable Insurance Products Trust       Franklin Small Cap Value Securities Fund
                                                           Franklin Templeton VIP Founding Funds Allocation Fund
                                                           Templeton Global Income Securities Fund

Janus Aspen Series                                         Janus Aspen Flexible Bond Portfolio
                                                           Janus Aspen Forty Portfolio
                                                           Janus Aspen Worldwide Growth Portfolio

Neuberger Berman Advisers Management Trust                 Neuberger Berman AMT Short Duration Bond Portfolio
                                                           Neuberger Berman AMT Regency Portfolio
                                                           Neuberger Berman AMT Small Cap Growth Portfolio


OneAmerica Funds, Inc.                                     OneAmerica Asset Director Portfolio
                                                           OneAmerica Investment Grade Bond Portfolio
                                                           OneAmerica Money Market Portfolio
                                                           OneAmerica Value Portfolio

Pioneer Variable Contracts Trust                           Pioneer Emerging Markets VCT Portfolio
                                                           Pioneer Fund VCT Portfolio
                                                           Pioneer Growth Opportunities VCT Portfolio

Royce Capital Fund                                         Royce Small-Cap Portfolio

T. Rowe Price Equity Series, Inc.                          T. Rowe Price Blue Chip Growth Portfolio
                                                           T. Rowe Price Equity Income Portfolio

T. Rowe Price Fixed Income Series, Inc.                    T. Rowe Price Limited-Term Bond Portfolio

Timothy Plan(R) Portfolio Variable Series                  Timothy Plan(R) Conservative Growth Variable
                                                           Timothy Plan(R) Strategic Growth Variable

Vanguard(R) Variable Insurance Fund                        Vanguard(R) Diversified Value Portfolio
                                                           Vanguard(R) VIF Mid-Cap Index Portfolio
                                                           Vanguard(R) VIF Small Company Growth Portfolio
                                                           Vanguard(R) VIF Total Bond Market Index Portfolio

    o   Not all funds are available with all contracts.

   AUL credits interest on amounts allocated to the Fixed Account at a minimum guaranteed rate of 3 percent. (See rules and limits on transfers from the Fixed Account allocations).
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   DEDUCTIONS
--------------------------------------------------------------------------------

                              FROM FUND PORTFOLIOS

     o The Investment Advisors of the underlying Fund Portfolios deduct Management or Advisory fees and other expenses from the assets of each of the individual Fund Portfolios. These fees and expenses range from
          0.10 percent to 2.23 percent of the Portfolios' net assets. These fees are not deducted under the contract. They are reflected in the Portfolios' net asset values.


                               FROM ACCOUNT VALUE

     o Monthly Deductions from the Account Value are made for the cost of insurance and administration fees. In addition, charges for any supplemental and/or rider benefits are deducted from the Account Value on a monthly basis. The current Administrative charge is $25 per month assessed for the first Policy Year and a $10 per month after the first Policy Year. The amount of the charge(s) for cost of insurance and for supplemental and / or rider benefits can be found in the Fee Table.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             DEDUCTIONS (CONTINUED)
--------------------------------------------------------------------------------

                            FROM INVESTMENT ACCOUNTS

    o Monthly charge at a guaranteed annual rate of 0.75 percent from the Variable Account Value during the first ten (10) Policy Years and 0.25 percent thereafter. This charge is not deducted from the Fixed Account value.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  ACCOUNT VALUE
--------------------------------------------------------------------------------

    o Account Value is equal to Net Premiums, as adjusted each Valuation Date to reflect Investment Account investment experience, interest credited on Fixed Account value, charges deducted and other Policy transactions (such as transfers, loans and surrenders).

    o Varies from day to day. There is no minimum guaranteed Account Value. The Policy may lapse if the Cash Surrender Value is insufficient to cover a Monthly Deduction due.

    o Can be transferred among the Investment Account and Fixed Account. A transfer fee of $25.00 may apply if more than twelve (12) transfers are made in a Policy Year.

    o Is the starting point for calculating certain values under a Policy, such as the Cash Value, Cash Surrender Value and the Death Benefit used to determine Death Benefit Proceeds.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  CASH BENEFITS
--------------------------------------------------------------------------------

     o Loans may be taken for amounts up to 90 percent of the Account Value, less loan interest due on the next Policy Anniversary, any surrender charges, less three months of monthly deductions, and less any existing loans and accrued loan interest.

     o Partial Surrenders generally can be made provided there is sufficient remaining Cash Surrender Value.

     o The Policy may be surrendered in full at any time for its Cash Surrender Value. A surrender charge will apply during the first nine
          (9) Policy Years.

     o    Settlement options are available.

     o Loans, Partial Surrenders, and Full Surrenders may have adverse tax consequences.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------

    o   May be Income Tax free to beneficiary.

    o   Available as lump sum or under variety of settlement options.

    o For all policies, the minimum Base Face Amount of $50,000; for Standard Classes the minimum is $50,000.

    o   Three (3) death benefit options available:
        Option 1, equal to the Total Face Amount, and
        Option 2, equal to the Total Face Amount plus Account Value.
        Option 3, equal to the Total Face Amount plus Net Accumulated Premiums.

    o   Flexibility to change the death benefit option and Total Face Amount.

    o Any outstanding loan and loan interest is deducted from the amount payable.

    o   Supplemental and/or rider benefits may be available.
--------------------------------------------------------------------------------

GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT AND THE FUNDS

AMERICAN UNITED LIFE INSURANCE COMPANY(R)

American United Life Insurance Company(R) ("AUL") has its principal offices at One American Square, Indianapolis, Indiana, 46282. AUL is a stock insurance company existing under the laws of the State of Indiana. It was originally incorporated as a fraternal society on November 7, 1877, under the laws of the federal government, and reincorporated as a mutual insurance company under the laws of the State of Indiana in 1933. On December 17, 2000, AUL converted from a mutual life insurance company to a stock life insurance company ultimately controlled by a mutual holding company, American United Mutual Insurance Holding Company ("MHC").

After conversion, AUL issued voting stock to a newly-formed stock holding company, OneAmerica Financial Partners, Inc. (the "Stock Holding Company"). The Stock Holding Company may, at some future time, offer shares of its stock publicly or privately; however, the MHC must always hold at least 51 percent of the voting stock of the Stock Holding Company, which in turn owns 100 percent of the voting stock of AUL. No plans have been formulated to issue any shares of capital stock of the Stock Holding Company at this time. The Stock Holding Company issued $200 million aggregate principal amount of its 7 percent senior notes due 2033 in 2003.

AUL conducts a conventional life insurance and annuity business. At December 31, 2007, the OneAmerica Financial

Partners, Inc. enterprise, in which AUL is a subsidiary, had assets of $19,921.0 million and had equity of $1,320.8 million.

The principal underwriter for the Contracts is OneAmerica Securities, Inc., a wholly owned subsidiary of AUL. OneAmerica Securities, Inc. is registered as a broker-dealer with the SEC.

SEPARATE ACCOUNT

The Separate Account was established as a segregated investment account under Indiana law on July 10, 1997. It is used to support the Policies and may be used to support other variable life insurance contracts, and for other purposes permitted by law. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). AUL has established other segregated investment accounts, some of which also are registered with the SEC.

The Separate Account is divided into Investment Accounts. The Investment Accounts available under the Policies invest in shares of Portfolios of the Funds. The Separate Account may include other Investment Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus. The assets in the Separate Account are owned by AUL.

Income, gains and losses, realized or unrealized, of an Investment Account are credited to or charged against the Investment Account without regard to any other income, gains or losses of AUL. Applicable insurance law provides that assets equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business of AUL. AUL is obligated to pay all benefits provided under the Policies.

THE FUNDS

AUL has entered into agreements with the Distributors/Advisors of AIM Variable Insurance Funds, Alger American Fund, AllianceBernstein Variable Products Series Fund, Inc., American Century(R) Variable Portfolios, Inc., Calvert Variable Series, Inc., Columbia Funds Variable Insurance Trust, Dreyfus Investment Portfolios, Dreyfus Variable Investment Fund, Fidelity(R) Variable Insurance Products Freedom Funds, Fidelity(R) Variable Insurance Products Funds, Franklin Templeton Variable Insurance Products Trust, Janus Aspen Series, Neuberger Berman, Pioneer Investment Management, Inc., Royce Capital Fund, T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., The Timothy Plan(R) and The Vanguard Group, Inc., under which AUL has agreed to render certain services and to provide information about these Funds to Owners who invest in these Funds. Under these agreements and for providing these services, AUL receives compensation from the Distributor/Advisor of these Funds, (or from the Funds if a 12b-1 plan has been approved) ranging from zero basis points until a certain level of Fund assets have been purchased to 60 basis points based on an annual service fee of average daily market value of shares owned by the Separate Account.



Revenue AUL Receives

Under the agreements listed in the immediately preceding paragraph, AUL has agreed to render certain services and to provide information about the Funds in the preceding paragraph to its Contract Owners and/or Participants who invest in these Funds. Further, under these agreements, AUL may directly or indirectly receive substantial payments (referred to as "revenue sharing") from the underlying Fund portfolios, their advisors, subadvisors, distributors or affiliates thereof, in connection with these certain administrative, marketing and other services AUL provides and expenses AUL incurs. The availability of these types of arrangements creates an incentive for AUL to offer Funds that make revenue sharing payments to AUL, rather than other Funds that may have lower fees or better overall investment performance. AUL generally receives these types of payments:


Rule 12b-1 Fees. By virtue of the agreements entered into between the Funds and AUL, AUL receives compensation from the Distributor/Advisor of the Funds, ranging from zero basis points until a certain level of fund assets have been purchased to 60 basis points based on an annual service fee of average daily market value of shares owned by the Separate Account. AUL retains any such 12b-1 fees it receives that are attributable to AUL's variable insurance products.


Administrative, Marketing and Support Service Fees ("Support Fees"). As noted above, an investment advisor, subadvisor, administrator and/or distributor (or affiliates thereof) of the underlying Fund portfolios may make payments to AUL. These payments may be derived, in whole or in part, from the advisory fee deducted from the underlying fund portfolio assets. Contract Owners and /or Participants, through their indirect investment in the underlying Fund portfolios, bear the costs of these advisory fees. The amount of the payments AUL receives is based on a percentage of the assets of the particular underlying fund portfolios attributable to the policy and to certain other variable insurance products that AUL issues. These percentages differ and may be significant. Some advisors or subadvisors pay AUL more than others.


Since not all Funds pay AUL the same amount of 12b-1 Fees or Support Fees, the amount of the fees received by AUL may be greater or smaller depending upon the manner in which you allocate the money that makes up your Account Value.

The investment advisors of the Funds are identified in the Summary. All of the investment advisors are registered with the SEC as investment advisors. The Funds offer their shares as investment vehicles to support variable annuity contracts. The advisors or distributors to certain of the Funds may advise and distribute other investment companies that offer their shares directly to the public, some of which have names similar to the names of the Funds in which the Investment Accounts invest. These investment companies offered to the public should not be confused with the Funds in which the Investment Accounts invest. The Funds are described in their prospectuses, which accompany this prospectus.

Each Fund is registered with the SEC as a diversified, open-end management investment company under the 1940 Act, although the SEC does not supervise their management or investment practices and policies. Each of the Funds comprises one or more of the Portfolios and other series that may not be available under the Policies. The investment objectives of each of the Portfolios is described below.

You should consult your registered representative who may provide advice on the Funds, as not all of them may be suitable for long-term investment needs. You can lose money by investing in a Policy, and the underlying funds could underperform other investments. Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment advisor, subadvisor, manager, or sponsor, we do not represent or assure that the investment results will be comparable to those of any other portfolio, even where the investment advisor, subadvisor, or manager is the same. Certain Funds available through the Policy have names similar to funds not available through the Policy. The performance of a fund not available through the contract does not indicate performance of a similarly named Fund available through the contract. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

THE FUNDS ARE DESCRIBED IN THEIR PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS. FOR MORE COMPLETE INFORMATION CONCERNING THE APPLICABLE FUND AND ITS PORTFOLIOS, PLEASE SEE THE APPLICABLE FUND'S PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

AIM VARIABLE INSURANCE FUNDS

    (INVESTMENT ADVISOR - AIM FUNDS MANAGEMENT INC. ANTICIPATES CHANGING ITS NAME TO INVESCO TRIMARK INVESTMENT MANAGEMENT INC. ON OR PRIOR TO DECEMBER 31, 2008); INVESCO GLOBAL ASSET MANAGEMENT (N.A.), INC.; INVESCO INSTITUTIONAL (N.A.), INC.; INVESCO SENIOR SECURED MANAGEMENT, INC.; INVESCO HONG KONG LIMITED; INVESCO ASSET MANAGEMENT LIMITED; INVESCO ASSET MANAGEMENT (JAPAN) LIMITED; INVESCO ASSET MANAGEMENT DEUTSCHLAND, GMBH; AND INVESCO AUSTRALIA LIMITED.)

AIM V.I. DYNAMICS FUND. The funds investment objective is long-term capital growth. The Fund seeks to meet its objective by investing, normally, at least 65% of its assets in equity securities of mid-capitalization companies. The Fund considers a company to be a mid-sized company if it has market capitalization, at the time of purchase, within the range of the largest and smallest capitalized companies included in the Russell Mid Cap(R) Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The portfolio managers actively manage the fund using a two-step stock selection process that combines quantitative and fundamental analyses. The quantitative analysis involves using a stock rating model to rank stocks based primarily upon: (1) earnings, (2) quality, and (3) valuation. The fundamental analysis focuses on identifying both industries and companies that, in the portfolio managers' view, have high growth potential and are also favorably priced relative to the growth expectations for that company. The portfolio managers base their selection of stocks for the fund on an analysis of individual companies.

AIM V.I. FINANCIAL SERVICES FUND. The funds investment objective is capital growth. The Fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of borrowings for investment purposes, in equity securities of issuers engaged primarily in the financial services-related industries sector. The fund considers a company to be doing business in financial services-related industries if it meets at least one of the following tests: (1) at least 50% of its gross income or its net sales come from activities in financial services-related industries; (2) at least 50% of its assets are devoted to producing revenues in the financial services-related industries; or (3) based on other available information, the portfolio managers determine that its primary business is within the financial services-related industries. The principal type of equity securities purchased by the fund is common stocks. Companies in financial services-related industries include, but are not limited to, banks, insurance companies, investment banking and brokerage companies, credit finance companies, asset management companies and companies providing other financial-related services. The Fund may invest up to 25% of its total assets in securities of non-U.S. issuers doing business in the financial services sector. Securities of Canadian issuers and American Depositary Receipts are not subject to this 25% limitation.

AIM V.I. GLOBAL HEALTH CARE FUND. The fund's investment objective is capital growth. The fund's investment objective may be changed by the Board of Trustees (the Board) without shareholder approval. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of health care industry companies. In complying with this 80% investment requirement, the fund will invest primarily in marketable equity securities, including convertible securities, but its investments may include other securities, such as synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the fund's direct investments, and may include warrants, futures, options, exchange-traded funds and American Depositary Receipts. The fund considers a health care industry company to be one that (1) derives at least 50% of its revenues or earnings from health care activities; or
(2) devotes at least 50% of its assets to such activities, based on its most recent fiscal year. Such companies include those that design, manufacture, or sell products or services used for or in connection with health care or medicine (such as pharmaceutical companies, biotechnology research firms companies that sell medical products and companies that own or operate health care facilities). The fund may invest securities issued by health care industry companies, or in equity and debt securities of other companies the portfolio managers believe will benefit from developments in the health care industry. The fund will normally invest in the securities of companies located in at least three different countries, including the United States, and may invest a significant portion of its assets in the securities of U.S. issuers. However, the fund will invest no more than 50% of its total assets in the securities of issuers in any one country, other than the U.S. The fund may invest up to 20% of its total assets in companies located in developing countries, i.e., those countries that are in the initial stages of their industrial cycles.

AIM V.I. GLOBAL REAL ESTATE FUND. The funds investment objective is high total return through growth of capital and current income. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of real estate and real estate related companies, including real estate investment trusts (REITS). The fund may purchase debt securities including U.S. Treasury and agency bonds and notes. The fund will normally invest in the securities of companies located in at least three different countries, including the United States. The fund may invest in non-investment grade debt securities (commonly known as "junk bonds"). The fund may engage in short sales of securities. A short sale occurs when the fund sells a security, but does not deliver a security it owns when the sale settles. Instead, it borrows that security for delivery when the sale settles. The fund may engage in short sales with respect to securities it owns (short sales against the box) or securities it does not own. Generally, the fund may sell a security short to (1) take advantage of an expected decline in the security price in anticipation of purchasing the same security at a later date at a lower price, or (2) to protect a profit in a security that it owns (short sale against the box). The fund will not sell a security short, if as a result of such short sale, the aggregate market value of all securities sold short exceeds 10% of the fund's total assets. The fund may invest in equity and debt securities of companies unrelated to the real estate industry that the portfolio managers believe are undervalued and have potential for growth of capital. The fund limits its investments in debt securities unrelated to the real estate industry to those that are investment-grade or deemed by the fund's portfolio managers to be of comparable quality.

AIM V.I. HIGH YIELD FUND. The funds investment objective is a high level of current income. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets in debt securities that are determined to be below investment grade quality because they are rated BB/Ba or lower by Standard & Poor's Ratings Services, Moody's Investors Service, Inc., or any other nationally recognized statistical rating organization (NRSRO), or are determined by the portfolio managers to be of comparable quality to such rated securities. These types of securities are commonly known as "junk bonds." The fund will principally invest in junk bonds rated B or above by an NRSRO or deemed to be of comparable quality by the portfolio managers. The Fund may also invest up to 25% of its total assets in foreign securities. The fund may also invest in securities, whether or not considered foreign securities, which carry foreign credit exposure. The fund may invest up to 15% of its total assets in securities of companies located in developing countries.

AIM V.I. UTILITIES FUND. The funds investment objective is capital growth and current income. The Fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of borrowings for investment purposes, in equity securities of issuers engaged primarily in utilities-related industries. The principal type of equity securities purchased by the fund is common stocks. Companies in utilities-related industries may include, but are not limited to, those that provide, generate, transmit, store or distribute natural gas, oil, water or electricity as well as companies that provide telecommunications services, including local, long distance and wireless services. The Fund may invest up to 25% of its total assets in securities of non-U.S. issuers doing business in the utilities-related industries Securities of Canadian issuers and American Depositary Receipts are not subject to this 25% limitation.


ALGER AMERICAN FUND
(INVESTMENT ADVISOR - FRED ALGER MANAGEMENT, INC.)

ALGER AMERICAN LARGECAP GROWTH PORTFOLIO. Seeks long-term capital appreciation. The Portfolio focuses on growing companies that generally have broad product lines, markets, financial resources and debt management. Under normal circumstances, the Portfolio invests primarily in the equity securities of companies that have a market capitalization of $1 billion or greater.

ALGER AMERICAN SMALLCAP GROWTH PORTFOLIO. Seeks long-term capital appreciation. The Portfolio focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly-expanding marketplace. Under normal circumstances, the Portfolio invests at least 80% of its net assets in the equity securities of companies that, at the time of purchase of securities, have a total market capitalization within the range of the companies included in the Russell 2000 Growth Index or the S&P Small Cap 600 Index, updated quarterly. Both indexes are broad indexes of small capitalization stocks.


ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
(INVESTMENT ADVISOR - ALLIANCEBERNSTEIN L.P.)

ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO. The Portfolio's investment objective is long-term growth of capital. The Portfolio invests primarily in an international portfolio of equity securities of companies located in both developed and emerging countries. The Portfolio's investment process relies upon comprehensive fundamental company research produced by the Adviser's large research team of analysts covering both developed and emerging markets around the globe. Research driven stock selection is the primary driver of the Portfolio's return and all other decisions, such as country allocation, are generally the result of the stock selection process.

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO. The Portfolio's investment objective is long-term growth of capital. The Portfolio will invest primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. The Portfolio normally invests in companies in at least three countries other than the United States. These countries currently include the developed nations in Europe and the Far East, Canada, Australia and emerging market countries worldwide. The Portfolio invests in companies that are determined by the Adviser's Bernstein unit to be undervalued, using a fundamental value approach. In selecting securities for the Portfolio's portfolio, Bernstein uses its fundamental and quantitative research to identify companies whose long-term earnings power is not reflected in the current market price of their securities.

ALLIANCEBERNSTEIN VPS SMALL/MID CAP VALUE PORTFOLIO. The Portfolio's investment objective is long-term growth of capital. The Portfolio invests primarily in a diversified portfolio of equity securities of small- to mid-capitalization U.S. companies, generally representing 60 to 110 companies. For purposes of this policy, "small- to mid-capitalization companies" are those that, at the time of investment, fall within the capitalization range between the smallest company in the Russell 2500(TM) Value Index and the greater of $5 billion or the market capitalization of the largest company in the Russell 2500(TM) Value Index. Under normal circumstances, the Portfolio will invest at least 80% of its net assets in these types of securities. The Portfolio invests in companies that are determined by the Adviser to be undervalued, using its Bernstein unit's fundamental value approach. In selecting securities for the Portfolio's portfolio, Bernstein uses its fundamental research to identify companies whose long-term earnings power is not reflected in the current market price of their securities.

AMERICAN CENTURY(R) VARIABLE PORTFOLIOS, INC.
(INVESTMENT ADVISOR - AMERICAN CENTURY(R) INVESTMENT MANAGEMENT, INC.)

AMERICAN CENTURY(R) VP INCOME & GROWTH PORTFOLIO. Seeking capital growth by investing in common stocks. Income is a secondary objective. This Fund employs a quantitative management approach with the goal of producing a total return that exceeds its benchmark, the S&P 500(R). The Fund invests mainly in large-company stocks, such as those in the S&P 500(R). The Fund invests mainly in the 1,500 largest publicly traded companies in the United States. The management team strives to outperform the S&P 500(R) over time while matching the risk characteristics of the index. Under normal market conditions, the Fund strives to remain essentially fully invested in stocks at all times. The Fund is typically diversified across a variety of industries and sectors. Individuals cannot invest directly in any index.



AMERICAN CENTURY(R) VP INTERNATIONAL PORTFOLIO. Seeking capital growth. This Fund invests in common stocks of foreign companies that are considered by management to have better-than-average prospects for appreciation. The Fund invests primarily in securities of at least three issuers located in developed markets (excluding the United States). Although the primary investment of the Fund will be common stocks, the Fund may also invest its assets in varying amounts in other types of securities consistent with the accomplishment of the Fund's objectives. The Fund may make foreign investments either directly in foreign securities or indirectly by purchasing depositary receipts for foreign securities. International investing involves special risks such as political instability and currency fluctuations.

AMERICAN CENTURY(R) VP ULTRA(R). Seeking long-term capital growth. This Fund is a growth fund that focuses primarily on larger companies with rapidly accelerating earnings that can maintain their growth. The Fund follows a fully invested strategy. Although the Fund invests primarily in U.S. stocks, it may invest in foreign securities.

AMERICAN CENTURY(R) VP VISTA(SM). Seeking long-term growth. The Fund invests mainly in U.S. mid-sized growth companies that exhibit sustainable, accelerating earnings and revenues. The Fund strives to remain fully-invested in order to maximize upside potential.

CALVERT VARIABLE SERIES, INC.
(INVESTMENT ADVISOR - CALVERT ASSET MANAGEMENT CORPORATION)

CALVERT SOCIAL MID CAP GROWTH PORTFOLIO. The Calvert Social Mid Cap Growth Portfolio seeks long-term capital appreciation by investing primarily in a non-diversified portfolio of the equity securities of mid-sized companies that are undervalued but demonstrate a potential for growth. Investments may also include, but are not limited to, foreign securities, debt securities and derivatives. The Portfolio invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort.

COLUMBIA FUNDS VARIABLE INSURANCE TRUST
(INVESTMENT ADVISOR - COLUMBIA ADVISORS)

COLUMBIA FEDERAL SECURITIES FUND, VARIABLE SERIES. The Fund seeks total return, consisting of current income and capital appreciation. Under normal circumstances, the Fund invests at least 80% of net assets in U.S. Government securities, including U.S. Treasury securities and securities of various U.S. Government agencies and instrumentalities. Agency securities include mortgage-backed securities. Under normal circumstances, the Fund's duration will be between three and ten years. The Fund may invest up to 20% of net assets in corporate bonds or mortgage and other asset-backed securities issued by non-governmental entities that, at the time of purchase, are rated investment grade. The Fund may also participate in mortgage dollar rolls up to the Fund's then current position in mortgage-backed securities.

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES. The Fund seeks long-term growth by investing primarily in smaller capitalization ("small-cap") equities. Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in small-cap stocks. Small-cap stocks are stocks of small-size companies that have market capitalizations similar in size to those companies in the Russell 2000 Value Index. As of December 31, 2006, that index included companies with capitalizations between approximately $39.0 million and $3.1 billion. All market capitalizations are determined at the time of purchase. When purchasing securities for the Fund, the Fund's investment advisor may choose securities of companies it believes are undervalued. The Fund may invest up to 20% of its assets in foreign securities, including American Depositary Receipts. The Fund may invest in real estate investment trusts.

DREYFUS INVESTMENT PORTFOLIOS
(INVESTMENT ADVISOR - DREYFUS INVESTMENTS, A DIVISION OF DREYFUS SERVICE CORPORATION DREYFUS INVESTMENT PORTFOLIOS)

DREYFUS DIP TECHNOLOGY GROWTH PORTFOLIO. The portfolio seeks capital appreciation. To pursue this goal, the portfolio normally invests at least 80% of its assets in the stocks of growth companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation. Up to 25% of the portfolio's assets may be invested in foreign securities. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities. In choosing stocks, the portfolio looks for technology companies with the potential for strong earnings or revenue growth rates, although some of the portfolio's investments may currently be experiencing losses. The portfolio focuses on the technology sectors that are expected to outperform on a relative scale. The more attractive sectors are overweighted. Among the sectors evaluated are those that develop, produce or distribute products or services in the computer, semiconductor, electronics, communications, health care, biotechnology, medical services, computer software and hardware, electronic components and systems, network and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors. The portfolio typically sells a stock when the manager believes there is a more attractive alternative, the stock's valuation is excessive or there are deteriorating fundamentals, such as a loss of competitive advantage, a failure in management execution or deteriorating capital structure. The portfolio also may sell stocks when the manager's evaluation of a sector has changed. Although the portfolio looks for companies with the potential for strong earnings growth rates, some of the portfolio's investments may currently be experiencing losses. Moreover, the portfolio may invest in small-, mid- and large-cap securities in all available trading markets, including initial public offerings ("IPOs") and the aftermarket. The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy. The portfolio also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.


DREYFUS VARIABLE INVESTMENT FUND
(INVESTMENT ADVISOR - THE DREYFUS CORPORATION FAYEZ SAROFIM & CO., SUB - ADVISER DREYFUS VARIABLE INVESTMENT FUND)

DREYFUS VIF APPRECIATION PORTFOLIO. The portfolio seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income. To pursue these goals, the portfolio normally invests at least 80% of its assets in common stocks. The portfolio focuses on "blue chip" companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth. In choosing stocks, the portfolio first identifies economic sectors it believes will expand over the next three to five years or longer. Using fundamental analysis, the portfolio then seeks companies within these sectors that have proven track records and dominant positions in their industries. The portfolio also may invest in companies which it considers undervalued in terms of earnings, assets or growth prospects.

The portfolio employs a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. The portfolio typically sells a stock when the portfolio manager believes there is a significant adverse change in a company's business fundamentals that may lead to a sustained impairment in earnings power.


FIDELITY(R) VARIABLE INSURANCE PRODUCTS FREEDOM FUNDS
(INVESTMENT ADVISOR - FIDELITY(R) MANAGEMENT & RESEARCH COMPANY)

FIDELITY(R) VIP FREEDOM INCOME PORTFOLIO. Seeks high total return with a secondary objective of principal preservation. Investing in a combination of underlying Fidelity(R) Variable Insurance Products (VIP) equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors already in retirement.

FIDELITY(R) VIP FREEDOM 2005 PORTFOLIO. Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Strategic Advisers' principal investment strategies include: investing in a combination of underlying Fidelity(R) VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2005; allocating assets among underlying Fidelity(R) funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately ten to fifteen years after the year
2005).

FIDELITY(R) VIP FREEDOM 2010 PORTFOLIO. Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Strategic Advisers' principal investment strategies include: investing in a combination of underlying Fidelity(R) VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2010; allocating assets among underlying Fidelity(R) funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% short-term funds (approximately ten to fifteen years after the year
2010).

FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO. Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Strategic Advisers' principal investment strategies include: investing in a combination of underlying Fidelity(R) VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2015; allocating assets among underlying Fidelity(R) funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately ten to fifteen years after the year
2015).

FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO. Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Strategic Advisers' principal investment strategies include: investing in a combination of underlying Fidelity(R) VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2020; allocating assets among underlying Fidelity(R) funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately ten to fifteen years after the year
2020).

FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO. Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Strategic Advisers' principal investment strategies include: investing in a combination of underlying Fidelity(R) VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2025; allocating assets among underlying Fidelity(R) funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately ten to fifteen years after the year
2025).

FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO. Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Strategic Advisers' principal investment strategies include: investing in a combination of underlying Fidelity(R) VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2030; allocating assets among underlying Fidelity(R) funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds and 40% in short-term funds (approximately ten to fifteen years after the year
2030).

FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND
(INVESTMENT ADVISOR - FIDELITY(R) MANAGEMENT & RESEARCH COMPANY)

FIDELITY(R) VIP ASSET MANAGER(SM) PORTFOLIO. Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments. Fidelity(R) Management & Research Company
(FMR)'s principal investment strategies include: Allocating the fund's assets among stocks, bonds, and short-term and money market instruments, either through direct investment or by investing in Fidelity central funds that hold such investments; maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments; adjusting allocation among asset classes gradually within the following ranges-stock class (30%-70%), bond class (20%-60%), and short-term/money market class (0%-50%); investing in domestic and foreign issuers; analyzing an issuer using fundamental and/or quantitative factors and evaluating each security's current price relative to estimated long-term value to select investments.

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO. Seeks long-term capital appreciation. Fidelity(R) Management & Research Company (FMR)'s principal investment strategies include: Normally investing primarily in common stocks; investing in securities of companies whose value FMR believes is not fully recognized by the public; investing in domestic and foreign issuers; investing in either "growth" stocks or "value" stocks or both; and using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO. Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500(SM) Index (S&P 500(R)). Fidelity(R) Management & Research Company (FMR)'s principal investment strategies include: Normally investing at least 80% of assets in equity securities; normally investing primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks; potentially investing in other types of equity securities and debt securities, including lower-quality debt securities; investing in domestic and foreign issuers and using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

FIDELITY(R)  VIP  GROWTH  PORTFOLIO.  Seeks  to  achieve  capital  appreciation.
Fidelity(R) Management & Research Company (FMR)'s principal investment strategies include: Normally investing primarily in common stocks; investing in companies that FMR believes have above-average growth potential (stocks of these companies are often called "growth" stocks); investing in domestic and foreign issuers; and using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

FIDELITY(R) VIP HIGH INCOME PORTFOLIO. Seeks a high level of current income, while also considering growth of capital. Fidelity(R) Management & Research Company (FMR)'s principal investment strategies include: Normally investing primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities; potentially investing in non-income producing securities, including defaulted securities and common stocks; investing in companies in troubled or uncertain financial condition; investing in domestic and foreign issuers; using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

FIDELITY(R) VIP INDEX 500 PORTFOLIO. Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500(R). Fidelity(R) Management & Research Company (FMR)'s principal investment strategies include: normally investing at least 80% of assets in common stocks included in the S&P 500(R) and lending securities to earn income for the fund.

FIDELITY(R) VIP MONEY MARKET PORTFOLIO. Seeks as high a level of current income as is consistent with preservation of capital and liquidity. Fidelity(R) Management and Research Company (FMR)'s principal investment strategies include:
Investing in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements; potentially entering into reverse repurchase agreements; investing more than 25% of total assets in the financial services industries; and investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, and diversification of investments.

FIDELITY(R) VIP OVERSEAS PORTFOLIO. Seeks long-term growth of capital. Fidelity(R) Management & Research Company (FMR)'s principal investment strategies include: Normally investing at least 80% of assets in non-U.S. securities; normally investing primarily in common stocks; allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole and using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
(INVESTMENT ADVISOR - FRANKLIN ADVISORY SERVICES LLC)

FRANKLIN SMALL CAP VALUE SECURITIES FUND. The Fund's investment goal is long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization (small-cap) companies. Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. For this Fund, small-cap companies are those companies with market capitalization values (share price multiplied by the number of common stock shares outstanding) not exceeding $3.5 billion at the time of purchase. Under normal market conditions, the Fund invests predominantly in equity securities.

FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND. The Fund's principal investment goal is capital appreciation. Its secondary goal is income. The Fund invests in Class 1 shares of three other series of the Trust: Franklin Income Securities Fund, Mutual Shares Securities Fund and Templeton Growth Securities Fund (acquired funds or underlying funds). These underlying funds, in turn, invest in a variety of U.S. and foreign equity securities and fixed income and money market securities. The Fund seeks to maintain equal investments in each of the three underlying funds.

TEMPLETON GLOBAL INCOME SECURITIES FUND. The Fund's investment goal is high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration. Under normal market conditions, the Fund invests mainly in the debt securities of governments and their political subdivisions and agencies, supranational organizations, and companies located anywhere in the world, including emerging markets. Under normal market conditions the Fund expects to invest at least 40% of its net assets in foreign securities. A debt security obligates the issuer to the bondholders, both to repay a loan of money at a future date and generally to pay interest. Common debt securities are secured and unsecured bonds, bonds convertible into common stock, notes, and short-term debt investments.

JANUS ASPEN SERIES
(INVESTMENT ADVISOR - JANUS CAPITAL MANAGEMENT LLC)

JANUS ASPEN FLEXIBLE BOND PORTFOLIO. Seeking maximum total return consistent with preservation of capital. The Janus Aspen Series Flexible Bond Portfolio invests under normal circumstances, at least 80% of its assets plus the amount of any borrowings for investment purposes in bonds, including, but not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities and zero-coupon bonds. The Portfolio will invest at least 65% of its assets in investment grade debt securities and will maintain an average-weighted effective maturity of five to ten years. The Portfolio will limit its investments in high-yield/high-risk bonds to 35% or less of its net assets. This Portfolio generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion.

JANUS ASPEN FORTY PORTFOLIO. Forty Portfolio is designed for long-term investors who primarily seek growth of capital and who can tolerate the greater risks associated with common stock investments. The Portfolio pursues its investment objective by normally investing primarily in a core group of 20-40 common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well established companies to smaller, emerging growth companies.

JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO. Seeking long-term capital growth in a manner consistent with preservation of capital. The Janus Aspen Series Worldwide Growth Portfolio invests primarily in common stocks of companies of any size located throughout the world. The Portfolio normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include emerging markets.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
(INVESTMENT ADVISOR - NEUBERGER BERMAN MANAGEMENT INC.)

NEUBERGER BERMAN AMT SHORT DURATION BOND PORTFOLIO. Seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal. The Portfolio invests mainly in investment-grade bonds and other debt securities from U.S. government and corporate issuers. These may include mortgage and asset-backed securities. To enhance yield and add diversification, the Portfolio may invest up to 10% of net assets in securities that are below investment grade provided that, at the time of purchase, they are rated at least B by Moody's or Standard and Poor's, or if unrated by either of these, are believed by the managers to be of comparable quality. The Portfolio may also invest in foreign debt securities to enhance yield and/or total return. Although the Portfolio may invest in securities of any maturity, it normally maintains an average Portfolio duration of four years or less. The portfolio is authorized to change its goal without shareholder approval, although it currently does not intend to do so. It normally invests at least 80% of its assets in bonds and other debt securities and will not alter this policy without providing at least 60 days' prior notice to shareholders.

NEUBERGER BERMAN AMT REGENCY PORTFOLIO. Seeks growth of capital. The Portfolio invests mainly in common stocks of mid-capitalization companies. It seeks to reduce risk by diversifying among different companies and industries. The managers look for well-managed companies whose stock prices are undervalued. The Portfolio has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

NEUBERGER BERMAN AMT SMALL CAP GROWTH PORTFOLIO Seeks long-term capital growth. The Portfolio manager also may consider a company's potential for current income prior to selecting it for the Portfolio. The Portfolio invests primarily in the common stocks of smaller companies, i.e. those with market capitalizations of less than $1.5 billion at the time the Portfolio first invests in them. The fund may continue to hold a position in a stock after the issuer has grown beyond 1.5 billion. The manager will look for companies with: strong business franchises that are likely to sustain long-term rates of earnings growth for a three to five year time horizon; and stock prices that the market has undervalued relative to the value of similar companies and that offer excellent potential to appreciate over a three to five year time horizon. The Portfolio has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

ONEAMERICA FUNDS, INC.
(INVESTMENT ADVISOR - AMERICAN UNITED LIFE INSURANCE COMPANY(R))

ONEAMERICA ASSET DIRECTOR PORTFOLIO. Seeking long-term capital appreciation and some income to help cushion the volatility of equity investments. The OneAmerica Asset Director Portfolio invests in assets allocated among publicly traded common stock, debt securities (including convertible debentures) and money market securities utilizing a fully managed investment policy. The composition of the Portfolio will vary from time-to-time, based upon the advisor's evaluation of economic and market trends and the anticipated relative total return available from a particular type of security. Accordingly, at any given time, up to 100% of the Portfolio may be invested in any one asset class such as common stocks, debt securities or money market instruments.

ONEAMERICA INVESTMENT GRADE BOND PORTFOLIO. Seeking a high level of income with prudent investment risk and capital appreciation consistent with the primary objective. The OneAmerica Investment Grade Bond Portfolio invests primarily in investment grade fixed income securities. The Portfolio may invest no more than 10% of its assets in securities rated less than BBB or Baa (investment grade). It is intended that the Portfolio securities generally will be of sufficient credit quality to provide a high level of protection against loss of principal or interest. The Portfolio may also invest in money market instruments, repurchase agreements, reverse repurchase agreements, dollar-denominated foreign securities and other debt securities that are consistent with the maturity and credit quality criteria.

ONEAMERICA MONEY MARKET PORTFOLIO. Seeking to provide a level of current income while preserving assets and maintaining liquidity and investment quality. The OneAmerica Money Market Portfolio invests in short-term money market instruments of the highest quality that the advisor has determined present minimal credit risk. The Portfolio invests only in money market instruments denominated in U.S. dollars that mature in 13 months or less from the date of purchase. These instruments may include U.S. Government securities, commercial paper, repurchase agreements, short-term corporate bonds, reverse repurchase agreements, certificates of deposit and money market funds.

ONEAMERICA VALUE PORTFOLIO. Seeking long-term capital appreciation. The OneAmerica Value Portfolio invests primarily in equity securities selected on the basis of fundamental investment research for their long-term growth prospects. The Portfolio uses a value-driven approach in selecting securities, concentrating on companies which appear undervalued compared to the market and to their own historic valuation levels. Typically, at least 65% of the Portfolio's assets will be invested in common stocks listed on a national securities exchange or actively traded over-the-counter on the NASDAQ National Market System.

PIONEER VARIABLE CONTRACTS TRUST
(INVESTMENT ADVISOR - PIONEER INVESTMENT MANAGEMENT, INC.)

PIONEER EMERGING MARKETS VCT PORTFOLIO. The portfolio invests primarily in securities of emerging market issuers. Although the portfolio invests in both equity and debt securities, it normally emphasizes equity securities in its portfolio. Normally, the portfolio invests at least 80% of its total assets in the securities of emerging market corporate and government issuers, i.e., securities of companies that are domiciled or primarily doing business in emerging countries and securities of these countries' governmental issuers.

PIONEER FUND VCT PORTFOLIO. Seeking reasonable income and capital growth, the portfolio invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. For purposes of the portfolio's investment policies, equity securities include common stocks, convertible debt and other equity instruments, such as depositary receipts, warrants, rights, exchange-traded funds (ETFs) that invest primarily in equity securities and equity interests in real estate investment trusts (REITs) and preferred stocks.

PIONEER GROWTH OPPORTUNITIES VCT PORTFOLIO. Seeking Growth of capital, the portfolio invests primarily in equity securities of companies that Pioneer Investment Management, Inc., the portfolio's investment adviser, considers to be reasonably priced or undervalued, with above average growth potential. For purposes of the portfolio's investment policies, equity securities include common stocks, convertible debt and other equity instruments, such as exchange-traded funds (ETFs) that invest primarily in equity securities, depositary receipts, equity interests in real estate investment trusts (REITs), warrants, rights and preferred stocks. The portfolio may invest a significant portion of its assets in equity securities of small companies.

ROYCE CAPITAL FUND
(INVESTMENT ADVISOR - ROYCE & ASSOCIATES, LLC)

ROYCE SMALL-CAP FUND. Royce Small-Cap Portfolio's investment goal is long-term growth of capital. Royce invests the Fund's assets primarily in equity securities issued by small companies, those with market capitalizations from $500 million to $2.5 billion. Royce generally looks for companies that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below its estimate of their current worth.

T. ROWE PRICE EQUITY SERIES, INC.
(INVESTMENT ADVISOR - T. ROWE PRICE ASSOCIATES, INC.)

T. ROWE PRICE BLUE CHIP GROWTH PORTFOLIO. Seeking to provide long-term growth of capital by investing primarily in the common stocks of large- and medium-sized blue chip companies with the potential for above-average growth. Income is a secondary objective. Fund Managers carefully select companies which are well-established in their respective industries, and which possess some or all of the following characteristics: leading market positions; seasoned management teams; and strong financial fundamentals. Some of the companies the Fund targets will have good prospects for dividend growth. The Fund may invest up to 20% of its total assets in foreign securities.

T. ROWE PRICE EQUITY INCOME PORTFOLIO. Seeking to provide substantial dividend income and long-term capital growth. The Fund normally invests in common stocks of well-established companies expected to pay above-average dividends. The fund manager typically employs a value-oriented investment approach by seeking companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth. In selecting investments, management focuses on companies with an above-average dividend yield relative to the S&P 500(R); low price/earnings ratio relative to the S&P 500(R); a sound balance sheet and other positive financial characteristics and a low stock price relative to a company's underlying value as measured by assets, cash flow or business franchises.

T. ROWE PRICE FIXED INCOME SERIES, INC.
(INVESTMENT ADVISOR - T. ROWE PRICE ASSOCIATES, INC.)

T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO. Seeking high level of income consistent with moderate fluctuations in principal value. The Fund normally invests at least 80% of its net assets in bonds and 65% of total assets in short- and intermediate-term bonds. There are no maturity limitations on individual securities but the Fund's dollar-weighted average effective maturity will not exceed five years. At least 90% of the Fund's Portfolio will consist of investment-grade securities that have been rated in the four highest credit categories. In an effort to enhance yield, up to 10% of assets can be invested in below-investment-grade securities. Holdings may also include mortgage-backed securities, derivatives and foreign investments.

TIMOTHY PLAN(R) PORTFOLIO VARIABLE SERIES
(INVESTMENT ADVISOR - THE TIMOTHY PLAN(R), INC.)

TIMOTHY PLAN(R) CONSERVATIVE GROWTH VARIABLE. Seeking long-term growth of capital through investing in a diversified mix of Timothy Plan's morally screened domestic equity and fixed income funds. Except for highly unusual defensive periods, the fund is fully invested in Timothy Fixed Income Fund, Timothy Large/Mid-Cap Value Fund, Timothy Large/Mid-Cap Growth Fund, Timothy Small-Cap Value Fund and Timothy Money Market Fund in accordance with an asset allocation formula that is appropriate for investors willing to accept a degree of investment risk but maintain a generally conservative mix. The allocations are reviewed and revised if appropriate each year.

TIMOTHY PLAN(R) STRATEGIC GROWTH VARIABLE. Seeking long-term growth of capital through investing in a diversified mix of Timothy Plan's morally screened domestic equity funds. Except for highly defensive periods, the fund strives to stay fully invested in Timothy Fixed Income Fund, Timothy Large/Mid-Cap Value Fund, Timothy Large/Mid-Cap Growth Fund, Timothy Small-Cap Value Fund and Timothy Aggressive Growth Fund in accordance with an asset allocation formula that is appropriate for investors who are willing to accept greater investment fluctuation and volatility to achieve this goal. The allocations are reviewed and revised if appropriate each year.

VANGUARD(R) VARIABLE INSURANCE FUND
(INVESTMENT ADVISOR - THE VANGUARD GROUP, INC.)

VANGUARD(R) DIVERSIFIED VALUE PORTFOLIO. The Portfolio invests mainly in large- and mid-capitalization companies whose stocks are considered by the advisor to be undervalued. Undervalued stocks are generally those that are out of favor with investors and that the advisor feels are trading at prices that are below average in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

VANGUARD(R) VIF MID-CAP INDEX PORTFOLIO. Seeking to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The Portfolio employs a passive management approach designed to track the performance of the MSCI(R) US Mid Cap 450 Index. Invests all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

VANGUARD(R) VIF SMALL COMPANY GROWTH PORTFOLIO. Seeking to provide long-term capital appreciation. The Portfolio invests mainly in stocks of small companies considered by the advisors to have above-average prospects for growth but that often provide little or no dividend income.

VANGUARD(R) VIF TOTAL BOND MARKET INDEX PORTFOLIO. Seeking to track the performance of a broad, market-weighted bond index. The Portfolio employs a passive management strategy designed to track the performance of the Lehman Brothers Aggregate Bond Index.

AUL cannot guarantee that each Fund or Portfolio will always be available for the Policies; but, in the unlikely event that a Fund or Portfolio is not available, AUL will take reasonable steps to secure the availability of a comparable fund. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

VOTING RIGHTS

AUL is the legal owner of the shares of the Portfolios held by the Investment Accounts of the Separate Account. In accordance with its view of present applicable law, AUL will exercise voting rights attributable to the shares of each Portfolio held in the Investment Accounts at regular and special meetings of the shareholders of the Funds or Portfolios on matters requiring shareholder voting under the 1940 Act. AUL will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Investment Accounts of the Separate Account and consistent with any requirements imposed on AUL under contracts with any of the Funds, or under applicable law. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result AUL determines that it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.

The person having the voting interest under a Policy is the Owner. AUL or the pertinent Fund shall send to each Owner a Fund's proxy materials and forms of instruction by means of which instructions may be given to AUL on how to exercise voting rights attributable to the Portfolio's shares.

Unless otherwise required by applicable law or under a contract with any of the Funds, with respect to each of the Portfolios, the number of Portfolio shares as to which voting instructions may be given to AUL is determined by dividing the value of all of the Accumulation Units of the corresponding Investment Account attributable to a Policy on a particular date by the net asset value per share of that Portfolio as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the date coincident with the date established by a Fund for determining shareholders eligible to vote at the meeting of the Fund or Portfolio. If required by the SEC or under a contract with any of the Funds, AUL reserves the right to determine in a different fashion the voting rights attributable to the shares of the Portfolio. Voting instructions may be cast in person or by proxy.

Voting  rights   attributable  to  the  Policies  for  which  no  timely  voting instructions are received will be voted by AUL in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Investment Account. AUL will vote shares of an Investment Account, if any, that it owns beneficially in its own discretion, except that if a Fund offers its shares to any insurance company separate account that funds variable annuity and variable life contracts or if otherwise required by applicable law or contract, AUL will vote its own shares in the same proportion as the voting instructions that are received in timely manner for Policies participating in the Investment Account.


Neither the Separate Account nor AUL is under any duty to inquire as to the instructions received or the authority of Owners or others to instruct the voting of shares of any of the Portfolios.

If required by state insurance officials, AUL may disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, AUL may under certain circumstances disregard voting instructions that would require changes in the investment advisory contract or investment advisor of one or more of the Portfolios, provided that AUL reasonably disapproves of such changes in accordance with applicable federal regulations. If AUL ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report. Finally, AUL reserves the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

                        PREMIUM PAYMENTS AND ALLOCATIONS

APPLYING FOR A POLICY

AUL requires satisfactory evidence of the proposed Insured's insurability, which may include a medical examination of the proposed Insured. The available Ages are 0 through 85 on a standard basis, and 18 through 85 on a preferred non-tobacco user , preferred tobacco user and standard plus tobacco user basis. Age is determined based on the Insured's Age as of the Policy Date. Acceptance of an application depends on AUL's underwriting rules, and AUL reserves the right to reject an application. Coverage under the Policy is effective as of the later of the date the initial premium is paid or the Issue Date.



As the Owner of the Policy, the Owner may exercise all rights provided under the Policy while the Insured is living, subject to the interests of any assignee or irrevocable beneficiary. The Insured is the Owner, unless a different Owner is named in the application. In accordance with the terms of the Policy, the Owner may in the application or by Proper Notice name a contingent Owner or a new Owner while the Insured is living. The Policy may be jointly owned by more than one Owner. The consent of all joint Owners is required for all transactions except when proper forms have been executed to allow one Owner to make changes. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Policy passes to the estate of the last surviving Owner, which then will become the Owner. A change in Owner may have tax consequences. See "Tax Considerations."

RIGHT TO EXAMINE PERIOD

The Owner may cancel the Owner's Policy for a refund during the Owner's "right to examine" period. This period expires ten (10) calendar days after the Owner receives the Owner's Policy (or a longer period if required by law). If the Owner decides to cancel the Policy, the Owner must return it by mail or other delivery method to the Corporate Office or to the authorized AUL representative who sold it. Immediately after mailing or delivery of the Policy to AUL, the Policy will be deemed void from the beginning. Within seven (7) calendar days after AUL receives the returned Policy, depending upon the state in which the Policy was issued, AUL will refund either the premiums paid or the Account Value.



PREMIUMS

The minimum initial premium payment required depends on a number of factors, such as the Age, sex and risk class of the proposed Insured, the Base Face Amount, any supplemental and/or rider benefits and the Planned Premium payments the Owner proposes to make. Consult an AUL representative for information about the initial premium required for the coverage the Owner desires.


The initial premium is due on or before delivery of the Policy. There will be no coverage until this premium is paid or until the Issue Date, whichever is later.

The Owner may make other premium payments at any time and in any amount, subject to the limits described in this section. The actual amount of premium payments will affect the Account Value and the period of time the Policy remains in force.

Premium payments after the initial payment must be made to AUL's Corporate Office. Each payment must be at least equal to $25.00.

The Planned Premium is the amount for which AUL will bill the Owner or, in the case of AUL's automatic premium plan (which deducts the Planned Premium from the Owner's checking account), the amount for which AUL will charge the Owner's account. The amount and Premium Mode of the Planned Premium are shown on the Policy Data Page in the Owner's Policy. The Owner may change the amount and the Premium Mode of the Planned Premium by Proper Notice, at a maximum of once per year. AUL reserves the right to change the Planned Premium to comply with AUL's rules for billing amount and frequency.


Unless otherwise indicated, premiums received in excess of Planned Premium will be applied as additional premium.

If the payment of any premium would cause an increase in the Net Amount at Risk because of the Minimum Insurance Percentage, AUL may require satisfactory evidence of insurability before accepting it. If AUL accepts the premium, AUL will allocate the Net Premium to the Owner's Account Value on the date of AUL's acceptance. If AUL does not accept the premium, AUL will refund it to the Owner.

If the payment of any premium would cause this Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code, AUL may make reasonable adjustments to the conditions or terms of this Policy if necessary to allow it to continue to qualify as life insurance. In order to ensure that this Policy qualifies as life insurance, the Guideline Premium Test or the Cash Value Accumulation Test will be applied to the Owner's Policy. If the Owner does not select a test, the default test is the Guideline Premium Test. The Owner cannot change the selection after the Policy Date. This provision is not a guarantee that the Policy will receive tax treatment as life insurance. Additionally, this provision does not guarantee that the tax treatment of life insurance will never change by future actions of any tax authority.

Guideline Premium Test. If at any time the premiums received by AUL exceed the amount allowable for tax qualification, the excess amount may be removed from the Policy as of the date of its payment, together with interest and/or investment experience thereon from such date, and any appropriate adjustment in the Death Benefit shall be made as of such date. This excess amount shall be refunded within sixty (60) days after the end of the applicable Policy Year. If this excess amount is not refunded within sixty (60) days, the Total Face Amount under the Policy shall be increase retroactively so that at no time is the Death Benefit ever less than the amount needed to ensure or maintain tax qualification. However, AUL will not refuse to accept any premium necessary to continue coverage, but only if such premium would result in a zero Cash Value at the end of the Policy Year. Additionally, the minimum Death Benefit must be maintained.

Cash Value Accumulation Test. The minimum Death Benefit must be maintained. AUL may modify the Minimum Insurance Percentage shown on the Owner's Policy Data Page, retroactively if needed, to ensure or maintain qualification of the Owner's Policy as a life insurance contract for federal income tax purposes, not withstanding any other provision of this policy to the contrary.

Policy Changes Effect on Life Insurance Qualification Tests. Policy Changes, such as a change in Death Benefit Option, Total Face Amount, or certain other policy changes, will frequently change the policy's limits under the selected Life Insurance Qualification Test. If any requested change would cause the Policy to fail to qualify as life insurance for tax purposes, AUL may refuse or limit the request.


Planned Premiums. When applying for a Policy, the Owner may select a plan for paying level premium payments semi-annually or annually. If the Owner elects, AUL will also arrange for payment of Planned Premiums on a monthly basis under a pre-authorized payment arrangement. The Owner is not required to pay premium payments in accordance with these plans; rather, the Owner can pay more or less than planned, or skip a Planned Premium entirely. Each premium after the initial premium must be at least $25. AUL may increase this minimum ninety (90) days after AUL sends the Owner a written notice of such increase. Subject to the limits described above, the Owner can change the amount and frequency of Planned Premiums whenever the Owner wants by sending Proper Notice to the Corporate Office, at a maximum of once per year.. However, AUL reserves the right to limit the amount of a premium payment or the total premium payments paid. During the No-Lapse Guarantee Period, if the Planned Premium is not sufficient to satisfy the requirements of the No-Lapse Guarantee Period, then this Policy is not guaranteed to remain in force. If the Owner selects the Extended No-Lapse Guarantee Rider and the Planned Premium is not sufficient to satisfy the requirements of the rider, then this Policy is not guaranteed to remain in force.

Premium Payments to Prevent Lapse

Failure to pay planned premiums will not necessarily cause a Policy to lapse. Conversely, paying all planned premiums will not guarantee that a policy will not lapse. The conditions that will result in the Owner's Policy lapsing will vary depending on whether a No-Lapse Guarantee Period is in effect, as discussed below:

Grace Period. Grace period is a period in which an Owner can make a premium payment in an amount sufficient to prevent the Policy from lapsing. A grace period starts when the Cash Surrender Value on a Monthiversary is not sufficient to cover the Monthly Deduction. AUL will send notice of the grace period to the Owner's last known address and in such notice will inform the Owner of the amount of premiums that must be paid by the Owner during the grace period to prevent the Policy from lapsing. The grace period will expire thirty one (31) days from the date that the notice is mailed to the Owner, unless required otherwise by state law. The Owner's Policy will remain in force during the grace period. If the Insured should die during the grace period, the Death Benefit proceeds will still be payable to the beneficiary, although the amount paid will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by rider, less any outstanding loan and loan interest and the lesser of the overdue Monthly Deductions or the shortfall in total required premiums to maintain the No-Lapse Guarantee as of the start of the grace period. See "Amount of Death Benefit Proceeds." If the grace period premium payment has not been paid before the grace period ends, the Owner's Policy will lapse. It will have no value, and no benefits will be payable. See "Reinstatement." A grace period also may begin if any outstanding loan and loan interest becomes excessive. See "Policy Loans."



The No-Lapse Guarantee Period and Required Premium for the No-Lapse Guarantee. The Policy contains a No-Lapse Guarantee Period of four (4) years. During this period, if the Cash Surrender Value is insufficient to pay the Monthly Deduction, then the Policy will remain in force and will not begin the grace period if the Policy satisfies the No-Lapse Guarantee Test listed below. While the Policy is being maintained under the No-Lapse Guarantee Period, charges unable to be deducted will be waived.

The Required Premium for the No-Lapse Guarantee Period is shown on the Policy Data Page. If the Owner makes changes to the Policy during the No-Lapse Guarantee Period, such as an increase or decrease in the Base Face Amount and/or Supplemental Face Amount, Death Benefit option changes or additions and or deletions of any riders, then the required premium for subsequent months may change. If this occurs, AUL will send notice to the Owner. Changes to the Policy after the No-Lapse Guarantee Period has terminated will not begin a new No-Lapse Guarantee Period.

The Cash Surrender Value at the end of the No-Lapse Guarantee Period may be insufficient to keep the Policy in force unless an additional premium is paid. AUL will notify the Owner of the required additional premium.

No-Lapse Guarantee Test. The Owner's Policy will satisfy the No-Lapse Guarantee test if on any Monthiversary where the grace period would normally begin, the sum of premiums paid to date, less any Partial Surrenders and any outstanding loan and loan interest, equals or exceeds the sum of the accumulated Required Premiums For the No-Lapse Guarantee Period (without interest) since the Policy Date.

If this test is failed on a Monthiversary where the Cash Surrender Value is insufficient to pay the Monthly Deduction, then the grace period will begin. The grace period notice will be sent which requests the lesser of:

     1.   The grace period amount defined in the Termination Policy section; or

     2.   The sum of:

          a. The accumulated Required Premium for the No-Lapse Guarantee (without interest) since the Policy Date; less

          b. The sum of the premiums received less any Partial Surrenders and any outstanding loans and loan interest to the end of the grace period; plus

          c. The Required Premiums for the No-Lapse Guarantee for the grace period.

PREMIUM ALLOCATIONS AND CREDITING

On the Investment Option Election Form, the Owner specifies the percentage of a Net Premium to be allocated to the Investment Accounts and to the Fixed Account. The sum of the Owner's allocations must equal 100 percent, with at least 1 percent of the Net Premium payment allocated to each account selected by the Owner. All Net Premium allocations must be in whole percentages. AUL reserves the right to limit the number of Investment Accounts to which premiums may be allocated. The Owner can change the allocation percentages at any time, subject to these rules, by sending Proper Notice to the Corporate Office, by telephone if written authorization is on file with AUL or by using the Internet. The change will apply to the premium payments received with or after receipt of the Owner's notice.

The initial Net Premium generally is allocated to the Fixed Account and the Investment Accounts in accordance with AUL's allocation instructions on the later of the day the "right to examine" period expires, or the date AUL receives the premium at AUL's Corporate Office. Subsequent Net Premiums are allocated as of the end of the Valuation Period during which AUL receives the premium at AUL's Corporate Office.

AUL generally allocates all Net Premiums received prior to the Issue Date to AUL's General Account prior to the end of the "right to examine" period. AUL will credit interest daily on Net Premiums so allocated. However, AUL reserves the right to allocate Net Premiums to the Fixed Account and the Investment
Accounts of the Separate Account in accordance with the Owner's allocation instructions prior to the expiration of the "right to examine" period. If the Owner exercises the Owner's right to examine the Policy and cancel it by returning it to AUL, , depending upon the state in which the Policy was issued, AUL will refund either the premiums paid or the Account Value. At the end of the "right to examine" period, AUL transfers the Net Premium and interest to the Fixed Account and the Investment Accounts of the Separate Account based on the percentages the Owner has selected in the application. For purposes of determining the end of the "right to examine" period, solely as it applies to this transfer, AUL assumes that receipt of this Policy occurs five (5) calendar days after the Issue Date.


Premium payments requiring satisfactory evidence of insurability will not be credited to the Policy until underwriting has been completed and the premium payment has been accepted. If the additional premium payment is rejected, AUL will return the premium payment immediately, without any adjustment for investment experience.

TRANSFER  PRIVILEGE

The Owner may transfer amounts between the Fixed Account and Investment Accounts or among Investment Accounts at any time after the "right to examine" period. There currently is no minimum transfer amount, although AUL reserves the right to require a $100 minimum transfer. AUL must transfer the minimum amount, or, if less, the entire amount in the account from which the Owner is transferring each time a transfer is made. If after the transfer the amount remaining in any account is less than $25, AUL has the right to transfer the entire amount. Any applicable transfer charge will be assessed. The charge will be deducted from the account(s) from which the transfer is made on a pro rata basis.

Transfers are made such that the Account Value on the date of transfer will not be affected by the transfer, except for the deduction of any transfer charge. AUL reserves the right to limit the number of transfers to twelve (12) per year, or to restrict transfers from being made on consecutive Valuation Dates.

If AUL determines that the transfers made by or on behalf of one (1) or more Owners are to the disadvantage of other Owners, AUL may restrict the rights of certain Owners. AUL also reserves the right to limit the size of transfers and remaining balances, to limit the number and frequency of transfers, and to discontinue telephone transfers.

The first twelve (12) transfers during each Policy Year are free. Any unused free transfers do not carry over to the next Policy Year. AUL reserves the right to assess a $25 charge for the thirteenth (13th) and each subsequent transfer during a Policy Year. For the purpose of assessing the charge, each request
(internet or telephone request described below) is considered to be one (1) transfer, regardless of the number of Investment Accounts or the Fixed Account affected by the transfer. The charge will be deducted from the Investment Account(s) from which the transfers are made.

Unless AUL restricts the right of an Owner to transfer Funds as stated above, there is no limit on the number of transfers that can be made between Investment Accounts or to the Fixed Account. There is a limit on the amount transferred from the Fixed Account each Policy Year. See "Transfers from Fixed Account" for restrictions.

Telephone and Internet Transfers. Telephone transfers will be based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to AUL. Transfers initiated via AUL's Internet site Account Services, AUL.com, will be processed as a result of authorization given by the user accessing the site. AUL reserves the right to suspend telephone or internet transfer privileges at any time, for any reason, if AUL deems such suspension to be in the best interests of Owners. AUL will employ reasonable procedures to confirm that instructions communicated by telephone or via the Internet are genuine, and if AUL follows those procedures, AUL will not be liable for any losses due to unauthorized or fraudulent instructions. AUL may be liable for such losses if AUL does not follow those reasonable procedures. The procedures AUL will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

ABUSIVE TRADING PRACTICES

Late Trading. Some investors attempt to profit from trading in Investment Accounts after the close of the market, but before the Variable Account has actually been priced. Because the market has closed, these investors have actual knowledge of the price of the securities prior to its calculation. They are, therefore, executing trades with information that was not readily available to the market, thereby benefiting financially to the detriment of other Owners and Participants. AUL prohibits late trading in its Investment Accounts. The Variable Account dates and time stamps all trades from whatever source and allows only those trades received prior to the close of the market to receive that day's unit value. All trades received after this point will receive the next day's calculated unit value.

Market Timing. Some investors attempt to profit from various short-term or frequent trading strategies commonly known as market timing. Excessive purchases and redemptions disrupt underlying portfolio management, hurt underlying fund performance and drive underlying fund expenses higher. These costs are borne by all Owners, including long-term investors who do not generate these costs.


AUL discourages market timing and excessive trading. If the Owner intends to engage in such practices, do not invest in the Variable Account. AUL reserves the right to reject any request to purchase or redeem units which it reasonably determines to be in connection with market timing or excessive trading by an investor or by accounts of investors under common control (for example, related contract owners, or a financial advisor with discretionary trading authority for multiple accounts).

AUL does not always know and cannot always reasonably detect such trading. AUL's policies and procedures only address market timing after the fact and are not prophylactic measures; they are designed to assist in the prevention of market timing going forward once discovered. AUL has entered into agreements, pursuant to SEC Rule 22c-2, with all Funds offered under the contract. The agreements require AUL to provide requested transaction detail to the Funds in order for the Funds to monitor market timing according to each Fund's respective policy. Once a possible abuse is flagged, AUL will restrict trading to the extent permitted under applicable laws and the contract.

Generally, policyholder trading history is reviewed to confirm if the trading activity is indeed abusive short-term trading. This procedure is enforced against all policyholders consistently.

If it is determined that the trading activity violates either AUL's or any other Fund's policy, then the policyholder is notified of restrictions on their account. The policyholder's access to internet and interactive voice response trades are turned off and they are limited to a specific number of trades per month, as determined by AUL or the respective Funds. AUL will not enter into any agreement with any individual, corporation, Plan or other entity that would permit such activity for that entity while discouraging it for other Owners.

Some Funds may charge a redemption fee for short term-trading in their Fund. Furthermore, as stated above, the Funds monitor trading at the omnibus level and enforce their own policies and procedures based on suspected abusive trading. AUL will cooperate and may share Participant-level trading information with the Funds to the extent necessary to assist in the enforcement of these policies. Please consult the Funds' prospectuses for more details.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging, ("DCA") Program, if elected, enables the Owner to transfer systematically and automatically, on a monthly basis, specified dollar amounts from the OneAmerica Money Market Investment Account ("MMIA") to other Investment Accounts. By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, the Owner may be less susceptible to the impact of market fluctuations. However, participation in DCA Program does not assure a Contract Owner of greater profits from the purchases under the Program, nor will it prevent or necessarily alleviate losses in a declining market. The Owner specifies the fixed dollar amount to be transferred automatically from the MMIA. At the time that the Owner elects the DCA Program, the Account Value in the MMIA from which transfers will be made must be at least $2,000.

The Owner may elect this Program at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing and returning the election form. Transfers made under the DCA Program will commence on the Monthiversary on or next following the election.

Once elected, transfers from the MMIA will be processed until the value of the Investment Account is completely depleted, or the Owner sends AUL Proper Notice instructing AUL to cancel the transfers. Currently, transfers made under the DCA Program will not be subject to any transfer charge and will not count against the number of free transfers permitted in a Policy Year. AUL reserves the right to impose a $25 transfer charge for each transfer effected under a DCA Program. AUL also reserves the right to alter the terms or suspend or eliminate the availability of the Ongoing Dollar Cost Averaging Program at any time.

PORTFOLIO REBALANCING PROGRAM

The Owner may elect to have the accumulated balance of each Investment Account redistributed to equal a specified percentage of the Variable Account. This will be done on a quarterly or annual basis from the Monthiversary on which the Portfolio Rebalancing Program commences. If elected, this plan automatically adjusts the Owner's Portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the free transfers permitted each Policy Year. If the DCA Program has been elected, the Portfolio Rebalancing Program will not commence until the Monthiversary following the termination of the DCA Program.

The Owner may elect this plan at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing the election form and returning it to AUL. Modification of new money allocations will not, by itself, modify the Portfolio Rebalancing allocations.

Portfolio rebalancing will terminate when the Owner requests any transfer (which includes a loan transaction) or the day AUL receives Proper Notice instructing AUL to cancel the Portfolio Rebalancing Program. Portfolio Rebalancing is not available if the Owner chooses the Portfolio Optimization Program, as annual rebalancing is independently a part of that Program. AUL does not currently charge for this program. AUL reserves the right to alter the terms or suspend or eliminate the availability of Portfolio rebalancing at any time.

PORTFOLIO OPTIMIZATION PROGRAM

The Service

Portfolio Optimization is an asset allocation service that AUL offers at no additional charge for use within this variable life policy. Asset allocation refers to the manner that investments are distributed among asset classes to help attain an investment goal. For the Owner's variable life policy, Portfolio Optimization can help with decisions about how the Owner should allocate the Owner's Account Value among available Investment Options. The theory behind Portfolio Optimization is that diversification among asset classes can help reduce volatility over the long term.

As part of AUL's Program, AUL has developed several asset allocation models ("Portfolio Optimization Models" or "Models"), each based on different profiles of an investor's willingness to accept investment risk. If the Owner decides to subscribe to the Portfolio Optimization service and select one (1) of the Portfolio Optimization Models, the Owner's initial purchase payment (in the case of a new application) or Account Value, as applicable, will be allocated to the Investment Options according to the Model the Owner selects. Subsequent premium payments, if allowed under the Owner's Contract, will also be allocated accordingly.

If the Owner subscribes to Portfolio Optimization, AUL will serve as the Owner's investment Advisor for the service, with all associated fiduciary responsibilities, solely for purposes of development of the Portfolio Optimization Models and periodic updates of the Models.

On a periodic basis (typically annually) or when AUL believes appropriate, the Portfolio Optimization Models are evaluated and the Models are updated. If the Owner subscribes to Portfolio Optimization, AUL will automatically reallocate the Owner's Account Value in accordance with the Model the Owner selects as it is updated from time to time based on discretionary authority that the Owner grants to AUL, unless the Owner instructs AUL otherwise. For more information on AUL's role as investment advisor for the Program, please see AUL's brochure from AUL's Form ADV, the SEC investment adviser registration form, which is included as an exhibit and delivered with this prospectus. In developing and periodically updating the Portfolio Optimization Models, AUL currently relies on the recommendations of an independent third-party analytical firm. AUL may change the firm that AUL uses from time to time, or, to the extent permissible under applicable law, use no independent firm at all.

The Portfolio Optimization Models

In addition to the Timothy portfolios, AUL offers five (5) asset allocation models, each comprised of a carefully selected combination of AUL-offered Funds. Development of the Portfolio Optimization models is a two-step process. First, an optimization analysis is performed to determine the breakdown of asset classes. Optimization analysis requires forecasting returns, standard deviations and correlation coefficients of asset classes over the desired investing horizon and an analysis using a state-of-the art program and a statistical analytical technique known as "mean-variance optimization." Next, after the asset class exposures are known, a determination is made of how available Investment Options (underlying Portfolios) can be used to implement the asset class level allocations. The Investment Options are selected by evaluating the asset classes represented by the underlying Portfolios and combining Investment Options to arrive at the desired asset class exposures. The Portfolio-specific analysis uses historical-returns-based style analysis and asset performance and regression and attribution analyses. It may also include portfolio manager interviews. Based on this analysis, Investment Options are selected in a way intended to optimize potential returns for each Model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of an Investment Option in a Model based on its specific asset class exposure or other specific optimization factors, even where another Investment Option may have better historical performance.

Periodic Updates of the Portfolio Optimization Model and Notices of Updates

Each of the Portfolio Optimization Models are evaluated periodically (generally, annually) to assess whether the combination of Investment Options within each Model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the Model. As a result of the periodic analysis, each Model may change and Investment Options may be added to a Model (including Investment Options not currently available), or Investment Options may be deleted from a Model.

When the Owner's Portfolio Optimization Model is updated, AUL will automatically reallocate the Owner's Account Value (and subsequent Premiums, if applicable) in accordance with any changes to the Model the Owner has selected. This means the allocation of the Owner's Account Value, and potentially the Investment Options in which the Owner is invested, will automatically change and the Owner's Account Value (and subsequent Premiums, if applicable) will be automatically reallocated among the Investment Options in the Owner's updated Model. AUL requires that the Owner grants AUL discretionary investment authority to periodically reallocate the Owner's Account Value (and subsequent Premiums, if applicable) in accordance with the updated version of the Portfolio Optimization Model the Owner has selected, if the Owner wishes to participate in Portfolio Optimization.


When AUL updates the Portfolio Optimization Models, AUL will send the Owner written notice of the updated Models at least thirty (30) days in advance of the date AUL intends the updated version of the Model to be effective. The Owner should carefully review these notices. If the Owner wishes to accept the changes in the Owner selected Model, the Owner will not need to take any action, as the Owner's Account Value (or subsequent Premiums, if applicable) will be reallocated in accordance with the updated Model automatically. If the Owner does not wish to accept the changes to the Owner's selected Model, the Owner can change to a different Model or withdraw from the Program. Some of the riders available under the Contract require the Owner to participate in a specific asset allocation service. If the Owner purchased any of these riders, such riders will terminate if the Owner withdraws from Portfolio Optimization or allocate any portion of the Owner's subsequent Premiums or Account Value to an Investment Option that is not currently allowed with the rider (as more fully described in each rider).

Selecting a Portfolio Optimization Model

If the Owner chooses to subscribe to the Portfolio Optimization service, the Owner needs to determine which Portfolio Optimization Model is best for the Owner. AUL will not make this decision. The Owner should consult with the Owner's registered representative on this decision. The Owner's registered representative can help the Owner determine which Model is best suited to the Owner's financial needs, investment time horizon, and willingness to accept investment risk. The Owner should periodically review these factors with the Owner's registered representative to determine if the Owner should change Models to keep up with changes in the Owner's personal circumstances. The Owner's registered representative can assist the Owner in completing the proper forms to subscribe to the Portfolio Optimization service or to change to a different Model. The Owner may, in consultation with the Owner's registered representative, utilize analytical tools made available by AUL, including an investor profile questionnaire, which asks questions intended to help the Owner or the Owner's registered representative assess the Owner's financial needs, investment time horizon, and willingness to accept investment risk. It is the Owner's decision, in consultation with the Owner's registered representative, to select a Model or to change to a different Model, and AUL bears no responsibility for this decision. The Owner may change to a different Model at any time with a proper written request or by telephone or electronic instructions provided a valid telephone/electronic authorization is on file with AUL.

Quarterly Reports

If the Owner selects a Portfolio Optimization Model, the Owner will be sent a quarterly report that provides information about the Investment Options within the Owner's selected Model, in addition to or as part of the Owner's usual quarterly statement.

Risks

Although the Models are designed to optimize returns given the various levels of risk, there is no assurance that a Model portfolio will not lose money or that investment results will not experience volatility. Investment performance of the Owner's Account Value could be better or worse by participating in a Portfolio Optimization Model than if the Owner had not participated. A Model may perform better or worse than any single Investment Option or asset class or other combinations of Investment Options or asset classes. Model performance is dependent upon the performance of the component Investment Options (and their underlying Portfolios). The timing of the Owner's investment and the rebalancing may affect performance. The Owner's Account Value will fluctuate, and when redeemed, may be worth more or less than the original cost.

A Portfolio Optimization Model may not perform as intended. Although the Models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the Models are based, which could cause the Models to be ineffective or less effective in reducing volatility.

Periodic updating of the Portfolio Optimization Models can cause the underlying Portfolios to incur transactional expenses to raise cash for money flowing out of the Portfolios or to buy securities with money flowing into the Portfolios. These expenses can adversely affect performance of the pertinent Portfolios and the Models.

AUL may be subject to competing interests that have the potential to influence its decision making with regard to Portfolio Optimization. For example, one Portfolio may provide a higher fee to AUL than another Portfolio, and provide AUL with incentive to use the Portfolio with the higher fee as part of a Portfolio Optimization Model. In addition, AUL may believe that certain Portfolios may benefit from additional assets or could be harmed by redemptions.

As advisor to OneAmerica Funds, Inc., AUL monitors performance of the Portfolios, and may, from time to time, recommend to the Fund's Board of Directors a change in portfolio management firm or strategy or the closure or merger of a Portfolio, all of which could impact a Model. All Fund Portfolios are analyzed by the independent third party analytical firm. AUL does not dictate to the third party analytical firm the number of Portfolios in a Model, the percent that any Portfolio represents in a Model, or which Portfolios may be selected (other than to require exclusion of any Portfolio that is expected to be liquidated, merged into another Portfolio, or otherwise closed). AUL believes AUL's reliance on the recommendations of an independent third-party analytical firm to develop and update the Models (as described above) reduces or eliminates the potential for AUL to be influenced by these competing interests, but there can be no assurance of this.

AUL is under no contractual obligation to continue this service and has the right to terminate or change the Portfolio Optimization service at any time.

The Owner may change the Owner's model selection at any time with Proper Notice. The Owner should consult with the Owner's registered representative to assist the Owner in determining which model is best suited to the Owner's financial needs, investment time horizon, and is consistent with the Owner's risk comfort level. The Owner should periodically review those factors to determine if the Owner needs to change models to reflect such changes. The Owner's registered representative can assist the Owner in completing the proper forms to enroll in Portfolio Optimization.

AUL has the right to terminate or change the Portfolio Optimization service at any time. Newly issued Contracts may require participation in the Program.

                                  FIXED ACCOUNT

SUMMARY OF THE FIXED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account, may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. The Owner may allocate some or all of the Net Premiums and transfer some or all of the Variable Account Value to the Fixed Account, which is part of AUL's general account and pays interest at declared rates (subject to a minimum interest rate AUL guarantees to be 3 percent). AUL's general account supports AUL's insurance and annuity obligations. The portion of the Account Value allocated to the Fixed Account will be credited with rates of interest, as described below. Since the Fixed Account is part of AUL's general account, AUL benefits from investment gain and assume the risk of investment loss on this amount. All assets in the general account are subject to AUL's general liabilities from business operations.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

The Account Value in the Fixed Account earns interest at one or more interest rates determined by AUL at its discretion and declared in advance ("Current Rate"), which are guaranteed by AUL to be at least equal to a minimum effective annual rate of 3 percent ("Guaranteed Rate"). AUL will determine a Current Rate from time to time and, generally, any Current Rate that exceeds the Guaranteed Rate will be effective for the Policies for a period of at least one year. AUL reserves the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest. AUL bears the investment risk for Owner's Fixed Account values and for paying interest at the Current Rate on amounts allocated to the Fixed Account.

CALCULATION OF THE FIXED ACCOUNT VALUE

Fixed Account value at any time is equal to amounts allocated or transferred to the Fixed Account, plus interest credited minus amounts deducted, transferred, or surrendered from the Fixed Account

SUMMARY OF THE FIXED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account, may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The Owner may allocate some or all of the Net Premiums and transfer some or all of the Variable Account Value to the Fixed Account, which is part of AUL's general account and pays interest at declared rates (subject to a minimum interest rate AUL guarantees to be 3 percent). AUL's general account supports AUL's insurance and annuity obligations. The portion of the Account Value allocated to the Fixed Account will be credited with rates of interest, as described below. Since the Fixed Account is part of AUL's general account, AUL benefits from investment gain and assume the risk of investment loss on this amount. All assets in the general account are subject to AUL's general liabilities from business operations.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

The Account Value in the Fixed Account earns interest at one or more interest rates determined by AUL at its discretion and declared in advance ("Current Rate"), which are guaranteed by AUL to be at least equal to a minimum effective annual rate of 3 percent ("Guaranteed Rate"). AUL will determine a Current Rate from time to time and, generally, any Current Rate that exceeds the Guaranteed Rate will be effective for the Policies for a period of at least one year. AUL reserves the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest. AUL bears the investment risk for Owner's Fixed Account values and for paying interest at the Current Rate on amounts allocated to the Fixed Account.

CALCULATION OF THE FIXED ACCOUNT VALUE

Fixed Account value at any time is equal to amounts allocated or transferred to the Fixed Account, plus interest credited minus amounts deducted, transferred, or surrendered from the Fixed Account.

TRANSFERS FROM THE FIXED ACCOUNT

The amount transferred from the Fixed Account in any Policy Year may not exceed the greater of 20 percent of the amount in the Fixed Account at the beginning of the Policy Year, or $5,000 less any Partial Surrenders made from the Fixed Account since the beginning of the Policy Year, unless the balance after the transfer is less than $25, in which case AUL reserves the right to transfer the entire amount.


PAYMENT DEFERRAL

AUL reserves the right to defer payment of any surrender, Partial Surrender, Reduction Free Partial Surrender or transfer from the Fixed Account for up to six months from the date of receipt of the Proper Notice for the partial or full surrender or transfer. In this case, interest on Fixed Account assets will continue to accrue at the then-current rates of interest.

                             CHARGES AND DEDUCTIONS

PREMIUM EXPENSE CHARGE

AUL deducts a premium expense charge from each premium payment. The premium expense charge is currently 6 percent of each premium paid.



MONTHLY DEDUCTION

AUL will deduct Monthly Deductions on the Policy Date and on each Monthiversary. Monthly Deductions due on the Policy Date and any Monthiversaries prior to the Issue Date are deducted on the next Monthiversary. The Owner's Policy Date is the date used to determine the Owner's Monthiversary. The Monthly Deduction consists of (1) cost of insurance charge, (2) monthly administrative charge, (3) any charges for rider benefits, (4) mortality and expense risk charge and (5) Base Face Amount charge as described below. The Monthly Deduction is deducted from the Variable Account (and each Investment Account) and Fixed Account pro rata on the basis of the portion of Account Value in each account.


Cost of Insurance Charge. This charge compensates AUL for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary between Policies and from Monthiversary to Monthiversary. The Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are no greater than the 2001 Commissioners Standard Ordinary Non-Smoker and Smoker Mortality Tables (the "2001 CSO Tables") (and where unisex cost of insurance rates apply, the 2001 CSO-C Tables). The guaranteed rates for substandard classes are based on multiples of or additives to the 2001 CSO Tables. These rates are based on the Attained Age and underwriting class of the Insured. They are also based on the sex of the Insured, except that unisex rates are used where appropriate under applicable law, including in the state of Montana, and in Policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs. The cost of insurance rate generally increases with the Attained Age of the Insured. As of the date of this Prospectus, AUL charges "current rates" that are generally lower (i.e., less expensive) than the guaranteed rates, and AUL may also charge current rates in the future. The current rates may also vary with the Attained Age, gender, where permissible, duration of each Total Face Amount segment, Policy size and underwriting class of the Insured. For any Policy, the cost of insurance on a Monthiversary is calculated by multiplying the current cost of insurance rate for the Insured by the Net Amount at Risk for that Monthiversary. The Net Amount at Risk on a Monthiversary is the difference between the Death Benefit divided by the Death Benefit Discount Factor and the Account Value.



The cost of insurance charges for the Base Face Amount and/or Supplemental Face Amount segment will be determined on each Monthiversary. AUL currently places Insureds in the following classes, based on underwriting: Preferred Tobacco User, Preferred Non-Tobacco User, Standard Tobacco User, Standard Non-Tobacco User and Standard Plus Non-Tobacco User. An Insured may be placed in a substandard risk class, which involves a higher mortality risk than the Standard Tobacco User or Standard Non-Tobacco User classes. Preferred Non-Tobacco and Preferred Tobacco User rates are available for Ages 18-85. Standard Tobacco and Standard Non-Tobacco User rates are available for Ages 0-85. Standard Plus Non-Tobacco User rates are available for Ages 18-85. The guaranteed maximum cost of insurance rate is set forth on the Policy Data Page of the Owner's Policy.


AUL places the Insured in a risk class when the Policy is given underwriting approval, based on AUL's underwriting of the application. When an increase in Total Face Amount is requested, AUL conducts underwriting before approving the increase (except as noted below), and a separate risk class may apply to the increase. If the risk class for the increase has higher guaranteed cost of insurance rates than the existing class, the higher guaranteed rates will apply only to the increase in Total Face Amount, and the existing risk class will continue to apply to the existing Total Face Amount. If the risk class for the increase has lower guaranteed cost of insurance rates than the existing class, the lower guaranteed rates will apply to both the increase and the existing Total Face Amount.

Monthly Administrative Charge. The monthly administrative charge is a level monthly charge. The monthly charge is currently $25.00 during the first Policy Year, and for each year after the first Policy Year, the monthly charge is $10.00. This charge reimburses AUL for expenses incurred in the administration of the Policies and the Separate Account. Such expenses include, but are not limited to: underwriting and issuing the Policy, confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Owner servicing and all accounting, valuation, regulatory and updating requirements.



Cost of Additional Benefits Provided by Riders. The cost of additional benefits provided by riders is deducted from the Account Value on the Monthiversary.


Mortality and Expense Risk Charge. AUL deducts this monthly charge from the Variable Account Value pro rata based on the amounts in each account. The current charge is at an annual rate of 0.75 percent of Variable Account Value during the first ten (10) Policy Years, and 0.25 percent thereafter, and is guaranteed not to increase for the duration of a Policy. AUL may realize a profit from this charge.

The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet actual claims. AUL also assumes the mortality risk associated with guaranteeing the Death Benefit during the Guarantee Period. The expense risk AUL assumes is that expenses incurred in issuing and administering the Policies and the Separate Account will exceed the amounts realized from the monthly administrative charges assessed against the Policies.

Base Face Amount Charge. The Guaranteed Maximum Base Face Amount Charge at issue is the rate of $0.04 - $0.63 per $1,000 of insurance coverage. If the Base Face Amount is increased after issue the Guaranteed Maximum Base Face Amount Charge will increase. AUL reserves the right to use a current Base Face Amount less than the Guaranteed Maximum Base Face Amount.

>
SURRENDER CHARGE

During the first 9 Policy Years, a surrender charge will be deducted from the Account Value if the Policy is completely surrendered for cash. The total surrender charge will not exceed the maximum surrender charge set forth in the Policy. The surrender charge is equivalent to a percentage of the base coverage target premium. The initial surrender charge percentage is based on issue age, grading down over the next 9 years. The "base coverage target premium" is the target premium associated with the base coverage of the Policy only, not including any riders or benefits.

Partial Surrenders are limited to the Cash Value of the Policy; therefore, there is no surrender charge assessed on Partial Surrenders. Any surrender in excess of Cash Value will constitute a complete surrender and the above surrender charge will apply.

Increases in face amount will begin a new surrender charge period for that coverage amount. Decreases in face amount will not reduce the surrender charge.

The surrender charge for a reinstated Policy will be based on the number of Policy Years from the original Policy date. For purposes of determining the surrender charge on any date after reinstatement, the period the Policy was lapsed will be credited to the total Policy period.


The table below shows the surrender charge (which is a percentage of target premium) deducted if the Policy is completely surrendered during the first nine
(9) Policy Years.



POLICY YEAR                                AGE OF INSURED
                                         0-68           69-74         75-79           80-85
     1                                   90%             85%           70%             65%
     2                                   90%             80%           65%             60%
     3                                   90%             80%           60%             55%
     4                                   90%             75%           60%             55%
     5                                   75%             70%           55%             50%
     6                                   60%             60%           50%             50%
     7                                   45%             45%           45%             45%
     8                                   30%             30%           30%             30%
     9                                   15%             15%           15%             15%

>
TAXES

AUL does not currently assess a charge for any taxes other than state premium taxes incurred as a result of the establishment, maintenance, or operation of the Investment Accounts of the Separate Account. AUL reserves the right, however, to assess a charge for such taxes against the Investment Accounts if AUL determines that such taxes will be incurred.

SPECIAL USES

AUL may agree to reduce or waive the surrender charge or the Monthly Deduction, or credit additional amounts under the Policies in situations where selling and/or maintenance costs associated with the Policies are reduced, such as the sale of several Policies to the same Owner(s), sales of large Policies, sales of Policies in connection with a group or sponsored arrangement or mass transactions over multiple Policies.

In addition, AUL may agree to reduce or waive some or all of these charges and/or credit additional amounts under the Policies for those Policies sold to persons who meet criteria established by AUL, who may include current and retired officers, directors and employees of AUL and AUL's affiliates. AUL may also agree to waive minimum premium requirements for such persons.

AUL will only reduce or waive such charges or credit additional amounts on any Policies where expenses associated with the sale of the Policy and/or costs associated with administering and maintaining the Policy are reduced. AUL reserves the right to terminate waiver/reduced charge and crediting programs at any time, including those for previously issued Policies.

FUND EXPENSES

Each Investment Account of the Separate Account purchases shares at the net asset value of the corresponding Portfolio. The net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy and are described in the Funds' prospectuses.

                      HOW THE OWNER'S ACCOUNT VALUES VARY

There is no minimum guaranteed Account Value, Cash Value or Cash Surrender Value. These values will vary with the investment performance of the Investment Accounts and/or the crediting of interest in the Fixed Account, and will depend on the allocation of Account Value. If the Cash Surrender Value on a Monthiversary is less than the amount of the Monthly Deduction to be deducted on that date and the No-Lapse Guarantee Period is not then in effect, the Policy will be in default and a grace period will begin. See "Premium Payments to Prevent Lapse."


DETERMINING THE ACCOUNT VALUE

On the Policy Date, the Account Value is equal to the initial Net Premium less the Monthly Deductions deducted as of the Policy Date. On each Valuation Day thereafter, the Account Value is the aggregate of the Variable Account value, the Fixed Account value, and the Loan Account value. Account Value may be significantly affected on days when the New York Stock Exchange is open for trading but AUL is closed for business, and the Owner will not have access to Cash Value on those days. The Account Value will vary to reflect the performance of the Investment Accounts to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account, interest credited on amounts in the Loan Account, charges, transfers, Partial Surrenders, loans and loan repayments.


VARIABLE ACCOUNT VALUE. When the Owner allocates an amount to an Investment Account, either by Net Premium payment allocation or by transfer, the Owner's Policy is credited with accumulation units in that Investment Account. The number of accumulation units credited is determined by dividing the amount allocated to the Investment Account by the Investment Account's accumulation unit value at the end of the Valuation Period during which the allocation is effected. The Variable Account value of the Policy equals the sum, for all Investment Accounts, of the accumulation units credited to an Investment Account multiplied by that Investment Account's accumulation unit value.

The number of Investment Account accumulation units credited to the Owner's Policy will increase when Net Premium payments are allocated to the Investment Account and when amounts are transferred to the Investment Account. The number of Investment Account accumulation units credited to a Policy will decrease when the allocated portion of the Monthly Deduction charge is taken from the Investment Account, a loan is made, an amount is transferred from the Investment Account, or a Partial Surrender is taken from the Investment Account.


ACCUMULATION UNIT VALUES. An Investment Account's accumulation unit value is determined on each Valuation Date and varies to reflect the investment experience of the underlying Portfolio. It may increase, decrease, or remain the same from Valuation Period to Valuation Period. The accumulation unit value for the money market Investment Accounts were initially set at one dollar ($1), and the accumulation unit value for each of the other Investment Accounts was arbitrarily set at five dollars ($5) when each Investment Account was established. For each Valuation Period after the date of establishment, the accumulation unit value is determined by multiplying the value of an accumulation unit for an Investment Account for the prior Valuation Period by the net investment factor for the Investment Account for the current Valuation Period.

NET INVESTMENT FACTOR. The net investment factor is used to measure the investment performance of an Investment Account from one (1) Valuation Period to the next. For any Investment Account, the net investment factor for a Valuation Period is determined by dividing (a) by (b), where:

(a) is equal to:

    1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the current Valuation Period; plus

    2. the per share amount of any dividend or capital gain distribution paid by the Portfolio during the Valuation Period; plus

    3. the per share credit or charge with respect to taxes, if any, paid or reserved for by AUL during the Valuation Period that are determined by AUL to be attributable to the operation of the Investment Account; and

(b) is equal to:

    1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the preceding Valuation Period; plus

    2. the per share credit or charge for any taxes reserved for the immediately preceding Valuation Period.

FIXED ACCOUNT VALUE. On any Valuation Date, the Fixed Account value of a Policy is the total of all Net Premium payments allocated to the Fixed Account, plus any amounts transferred to the Fixed Account, plus interest credited on such Net Premium payments and amounts transferred, less the amount of any transfers from the Fixed Account, less the amount of any Partial Surrenders taken from the Fixed Account, and less the pro rata portion of the Monthly Deduction charged against the Fixed Account.


LOAN ACCOUNT VALUE. On any Valuation Date, if there have been any Policy loans, the Loan Account value is equal to amounts transferred to the Loan Account from the Investment Accounts and from the Fixed Account as collateral for Policy loans and for due and unpaid loan interest, less amounts transferred from the Loan Account to the Investment Accounts and the Fixed Account as outstanding loans and loan interest are repaid, and plus interest credited to the Loan Account.


CASH VALUE AND CASH SURRENDER VALUE

The Cash Value on a Valuation Date is the Account Value less any applicable surrender charges. The Cash Surrender Value on a Valuation Date is the Cash Value reduced by any outstanding loans and loan interest. Cash Surrender Value is used to determine whether a grace period starts. See "Premium Payments to Prevent Lapse." It is also the amount that is available upon full surrender of the Policy. See "Surrendering the Policy for Cash Surrender Value."


DEATH BENEFIT AND CHANGES IN BASE FACE AMOUNT

As long as the Policy remains in force, AUL will pay the Death Benefit Proceeds upon receipt at the Corporate Office of satisfactory proof of the Insured's death. AUL may require return of the Policy. The Death Benefit Proceeds may be paid in a lump sum, generally within seven (7) calendar days of receipt of satisfactory proof (see "When Proceeds Are Paid"), or in any other way agreeable to the Owner and AUL. Before the Insured dies, the Owner may choose how the proceeds are to be paid. If the Owner has not made a choice before the Insured dies, the beneficiary may choose how the proceeds are paid. The Death Benefit Proceeds will be paid to the beneficiary. See "Selecting and Changing the Beneficiary." Coverage is effective on the later of the date the initial premium is paid or the Issue Date.

AMOUNT OF DEATH BENEFIT PROCEEDS

The Death Benefit Proceeds are equal to the sum of the Death Benefit in force as of the end of the Valuation Period during which death occurs, plus any rider benefits, minus any outstanding loan and loan interest on that date. If the date of death occurs during a grace period, the Death Benefit will still be payable to the beneficiary, although the amount will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by rider, and less any outstanding loan and loan interest and the lesser of the overdue Monthly Deductions or the shortfall in total required premiums to maintain the No-Lapse Guarantee as of the start of the grace period. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Policy" and "Changes in the Policy or Benefits."


If part or all of the Death Benefit Proceeds is paid in one sum, AUL will pay interest on this sum if required by applicable state law from the date of the Insured's death to the date of payment.

DEATH BENEFIT OPTIONS

The Owner may choose one of three Death Benefit options. Under Option 1, the Death Benefit is the greater of the Total Face Amount or the Applicable Percentage (as described below) of Account Value on the date of the Insured's death. Under Option 2, the Death Benefit is the greater of the Total Face Amount plus the Account Value on the date of death, or the Applicable Percentage of the Account Value on the date of the Insured's death. Under Option 3, the Death Benefit is the greater of (1) the Total Face Amount plus Net Accumulated Premiums, or (2) the Applicable Percentage of the Account Value on the date of the Insured's death. The Owner cannot make the following changes: from Death Benefit Option 1 to Death Benefit Option 3 and from Death Benefit Option 2 to Death Benefit Option 3.



If investment performance is favorable, the amount of the Death Benefit may increase. However, under Option 1, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. Under Option 2, the Death Benefit will vary directly with the investment performance of the Account Value. Investment performance does not affect Option 3. To see how and when investment performance may begin to affect the Death Benefit, see "Illustrations of Account Values, Cash Values, Death Benefits and Accumulated Premium Payments."



                 Applicable Percentages of Account Value for the
                             Guideline Premium Test

ATTAINED AGE    PERCENTAGE    ATTAINED AGE    PERCENTAGE    ATTAINED AGE    PERCENTAGE    ATTAINED AGE    PERCENTAGE
    0-40           250%            50            185%            60            130%            70            115%
     41            243%            51            178%            61            128%            71            113%
     42            236%            52            171%            62            126%            72            111%
     43            229%            53            164%            63            124%            73            109%
     44            222%            54            157%            64            122%            74            107%
     45            215%            55            150%            65            120%           75-90          105%
     46            209%            56            146%            66            119%            91            104%
     47            203%            57            142%            67            118%            92            103%
     48            197%            58            138%            68            117%            93            102%
     49            191%            59            134%            69            116%            94            101%
                                                                                               95+           100%



  Applicable Percentages of Account Value for the Cash Value Accumulation Test


Attained Age              Percentage            Attained Age       Percentage
0-35                      498                   79                 137
36                        481                   80                 134
37                        465                   81                 132
38                        449                   82                 130
39                        433                   83                 128
40                        418                   84                 126
41                        404                   85                 124
42                        390                   86                 123
43                        377                   87                 121
44                        364                   88                 120
45                        352                   89                 118
46                        340                   90                 117
47                        329                   91                 116
48                        319                   92                 115
49                        308                   93                 114
50                        298                   94                 114
51                        288                   95                 113
52                        279                   96                 112
53                        270                   97                 112
54                        262                   98                 111
55                        253                   99                 110
56                        246                   100                110
57                        238                   101                109
58                        231                   102                109
59                        224                   103                109
60                        218                   104                108
61                        211                   105                108
62                        205                   106                107
63                        200                   107                107
64                        194                   108                107
65                        189                   109                106
66                        184                   110                106
67                        179                   111                106
68                        175                   112                105
69                        171                   113                105
70                        166                   114                105
71                        162                   115                105
72                        159                   116                104
73                        155                   117                104
74                        152                   118                104
75                        148                   119                104
76                        145                   120                104
77                        142                   121                104
78                        139



BASE FACE AMOUNT AND DEATH BENEFIT OPTION

The Base Face Amount and/or Supplemental Face Amount are set at the time the Policy is issued. The Owner may change the Face Amount from time to time, as discussed below. The Owner selects the Death Benefit option when the Owner applies for the Policy. The Owner also may change the Death Benefit option, as discussed below. AUL reserves the right, however, to decline any change which might disqualify the Policy as life insurance under federal tax law.



CHANGES IN DEATH BENEFIT OPTION

Beginning one (1) year after the Policy Date, as long as the Policy is not in the grace period, the Owner may change the Death Benefit option on the Owner's Policy subject to the following rules.

If the Owner requests a change from Death Benefit Option 2 to Death Benefit Option 1, the Total Face Amount will be increased by the amount of the Account Value on the date of change. The change will be effective on the Monthiversary following AUL's receipt of Proper Notice.

If the Owner requests a change from Death Benefit Option 1 to Death Benefit Option 2, the Total Face Amount will be decreased by the amount of the Account Value on the date of change. AUL may require satisfactory evidence of insurability. The change will be effective on the Monthiversary following AUL's approval of the change. AUL will not permit a change which would decrease the Base Face Amount below $50,000.

If the Owner requests a change from Death Benefit Option 3 to Death Benefit Option 1, the Total Face Amount will be increased by the amount of Net Accumulated Premiums on the date of the change. The change will be effective on the Monthiversary following AUL's receipt of Proper Notice of the request.

If the Owner requests a change from Death Benefit Option 3 to Death Benefit Option 2, the Total Face Amount may be increased or decreased. If the Account Value is greater than the Net Accumulated Premiums, the Total Face Amount will be decreased by the difference between the Account Value and the Net Accumulated Premiums on the date of change. If the Account Value is less than the Net Accumulated Premiums, the Total Face Amount will be increased by the difference between the Account Value and Net Accumulated Premiums on the date of change. AUL may require satisfactory evidence of insurability.

The change will be effective on the Monthiversary following AUL's approval of the change. AUL will not permit a change which would decrease the Base Face Amount below $50,000.


The Owner cannot make the following changes: from Death Benefit Option 1 to Death Benefit Option 3 and from Death Benefit Option 2 to Death Benefit Option 3.

If a Owner requests a Death Benefit Option change which results in an increase in Total Face Amount, the initial Base Face Amount will be increased by the amount of the increase to the Total Face Amount. Additionally, if the Owner requests a Death Benefit Option change which results in a decrease in Total Face Amount, the decrease will be applied to the Total Face Amount as if a decrease had been requested.

A change of a Death Benefit Option does not change the premium, Base Face Amount charges or the Surrender charges. AUL reserves the right to increase the Required Premium for the No-Lapse Guarantee.


CHANGES IN FACE AMOUNT


Increases. Beginning one (1) year after the Policy Date, as long as the Policy is not in the grace period, the Owner may request an increase in the Base Face Amount and/or Supplemental Face Amount by providing AUL Proper Notice. AUL may require satisfactory evidence of insurability. The amount of the increase must be at least $25,000 or if less, the amount determined under any rider provision. Increases in the Base Face Amount and/or Supplemental Face Amount will begin a new surrender charge period and the Base Face Amount charge will increase. The increase in Base Face Amount and/or Supplemental Face Amount will become effective on the Monthiversary on or next following AUL's approval of the increase.

If the Owner's Policy is within the No-Lapse Guarantee Period, the Required Premium for the No-Lapse Guarantee will increase.

Decreases. Beginning one (1) year after the Policy Date, as long as the Policy is not in the grace period, the Owner may request a decrease of the Total Face Amount by providing AUL Proper Notice. The amount of decrease must be at least $25,000. The Base Face Amount after any decrease must be at least $50,000. A decrease in Total Face Amount will become effective on the Monthiversary that next follows receipt of Proper Notice of a request.

Requests for a decrease in the Total Face Amount are processed in a specified order until the full decrease has been met.

     1. Prior Increases for Supplemental Face Amount and/or Base Face Amount, whichever occurred most recently (if the Supplemental Face and Base are increased on the same date, then the Supplemental Face Amount is reduced prior to the Base Face Amount)

     2.   Supplemental Face Amount at Issue

     3.   Base Face Amount at Issue

The Base Face Amount after any decrease must be at least $50,000. A decrease in Total Face Amount will become effective on the Monthiversary that next follows receipt of Proper Notice of a request.

If a change in the Base Face Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify the Owner's Policy as a life insurance contract, AUL may refund, after the next Monthiversary, the amount of such excess above the premium limitations. Changes in Base Face Amount may cause the Policy to be treated as a Modified Endowment for federal tax purposes.

AUL reserves the right to decline a requested decrease in the Total Face Amount if, as a result of the decrease, compliance with the guideline premium limitations under current tax law would result in immediate termination of the Policy, payments to the Owner would have to be made from the Cash Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Cash Surrender Value under the Policy.



SELECTING AND CHANGING THE BENEFICIARY

The Owner selects the beneficiary in the Owner's application. The Owner may select more than one beneficiary. The Owner may later change the beneficiary in accordance with the terms of the Policy. The primary beneficiary, or, if the primary beneficiary is not living, the contingent beneficiary, is the person entitled to receive the Death Benefit Proceeds under the Policy. If the Insured dies and there is no surviving beneficiary, the Owner (or the Owner's estate if the Owner is the Insured) will be the beneficiary. If a beneficiary is designated as irrevocable, then the beneficiary's written consent must be obtained to change the beneficiary.

                                  CASH BENEFITS
POLICY LOANS

Prior to the death of the Insured, the Owner may borrow against the Owner's Policy by submitting Proper Notice to the Corporate Office at any time after the end of the "right to examine" period while the Policy is not in the grace period. The Policy is assigned to AUL as the sole security for the loan. The minimum amount of a new loan is $500. The maximum amount of a new loan is:

     1.   90 percent of the Account Value; less

     2.   any loan interest due on the next Policy Anniversary; less

     3.   any applicable surrender charges; less

     4.   three (3) months of monthly deductions; less

     5.   any existing loans and accrued loan interest.

The minimum and/or maximum loan amount may vary by state. Outstanding loans reduce the amount available for new loans. Policy loans will be processed as of the date the Owner's written request is received. Loan proceeds generally will be sent to the Owner within seven (7) calendar days. See "When Proceeds Are Paid."

INTEREST. AUL will charge interest on any outstanding loan at an annual rate of 5 percent. Interest is due and payable on each Policy Anniversary while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the loan.

LOAN COLLATERAL. When a Policy loan is made, an amount sufficient to secure the loan is transferred out of the Investment Accounts and the Fixed Account and into the Policy's Loan Account. Thus, a loan will have no immediate effect on the Account Value, but the Cash Surrender Value Value will be reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Investment Accounts from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Investment Account and from the Fixed Account in the same proportion that the Account Value in each Investment Account and the Fixed Account bears to the total Account Value in those accounts on the date that the loan is made. Due and unpaid interest will be transferred each Policy Anniversary from each Investment Account and the Fixed Account to the Loan Account in the same proportion that each Investment Account value and the Fixed Account bears to the total unloaned Account Value. The amount AUL transfers will be the amount by which the interest due exceeds the interest which has been credited on the Loan Account.

The Loan Account will be credited with interest daily at an effective annual rate of not less than 3 percent. Any interest credited in excess of the minimum guaranteed rate is not guaranteed.

LOAN REPAYMENT; EFFECT IF NOT REPAID. The Owner may repay all or part of the Owner's loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Corporate Office and will be credited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium, unless the premium would cause the Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code. Loan repayments, unlike premium payments, are not subject to premium expense charges. When a loan repayment is made, Account Value in the Loan Account in an amount equivalent to the repayment is transferred from the Loan Account to the Investment Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Account Value, but the Cash Surrender Value will be increased immediately by the amount of the loan repayment. Loan repayment amounts will be transferred to the Investment Accounts and the Fixed Account according to the premium allocation instructions in effect at that time.

If the Death Benefit becomes payable while a loan is outstanding, any outstanding loan and loan interest will be deducted in calculating the Death Benefit Proceeds. See "Amount of Death Benefit Proceeds."

If the Monthly Deduction exceeds the Cash Surrender Value on any Monthiversary when the Guarantee Period is not in force, the Policy will be in default. The
Owner will be sent notice of the default. The Owner will have a grace period within which the Owner may submit a sufficient payment to avoid termination of coverage under the Policy. The notice will specify the amount that must be repaid to prevent termination. See "Premium Payments to Prevent Lapse."

EFFECT OF POLICY LOAN. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Policy values because the investment results of the Investment Accounts of the Separate Account and current interest rates credited on Account Value in the Fixed Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Accounts while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans may increase the potential for lapse if investment results of the Investment Accounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Policy to terminate. See "Tax Considerations" for a discussion of the tax treatment of Policy loans, and the adverse tax consequences if a Policy lapses with loans outstanding. In particular, if the Owner's Policy is a Modified Endowment, loans may be currently taxable and subject to a 10 percent penalty tax.

SURRENDERING THE POLICY FOR CASH SURRENDER VALUE

The Owner may surrender the Owner's Policy at any time for its Cash Surrender Value by submitting Proper Notice to AUL. AUL may require return of the Policy. A surrender charge may apply. See "Surrender Charge." A surrender request will be processed as of the date the Owner's written request and all required documents are received. Payment will generally be made within seven (7) calendar days. See "When Proceeds are Paid." The Cash Surrender Value may be taken in one lump sum or it may be applied to a settlement option. See "Settlement Options." The Policy will terminate and cease to be in force if it is surrendered for one lump sum or applied to a settlement option. It cannot later be reinstated. Surrenders may have adverse tax consequences. See "Tax Considerations."

PARTIAL SURRENDERS

The Owner may make Partial Surrenders under the Owner's Policy of at least $500 at any time after the end of the first Policy Year by submitting Proper Notice to AUL. As of the date AUL receives Proper Notice for a Partial Surrender, the Account Value and, therefore, the Cash Value will be reduced by the Partial Surrender.

When the Owner requests a Partial Surrender, the Owner can direct how the Partial Surrender will be deducted from the Investment Accounts and/or the Fixed Account. If the Owner provides no directions, the Partial Surrender will be deducted from the Owner's Account Value in the Investment Accounts and Fixed Account on a pro rata basis. Partial Surrenders may have adverse tax consequences. See "Tax Considerations."

AUL will reduce the Total Face Amount by an amount equal to the Partial Surrender except as discussed below in Reduction Free Partial Surrenders. AUL will reject a Partial Surrender request if the Partial Surrender would reduce the Base Face Amount below $50,000, or if the Partial Surrender would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by AUL.

Partial Surrender requests will be processed as of the date the Owner's written request is received, and generally will be paid within seven (7) calendar days. See "When Proceeds Are Paid."

REDUCTION FREE PARTIAL SURRENDERS

The Owner may surrender part of the Owner's Policy without the full amount causing a decrease to the Total Face Amount. If the Partial Surrender is less than or equal to the Reduction Free Partial Surrender, the Total Face Amount is not decreased. If the Partial Surrender is greater than the Reduction Free Partial Surrender, the Partial Surrender will be viewed as two withdrawals. The first amount will be taken as the Reduction Free Partial Surrender; the remaining Partial Surrender amount will decrease the Total Face Amount.

Partial Surrenders and Reduction Free Partial Surrenders and the Death Benefit Options

If the Owner chooses Death Benefit Option 1, the Reduction Free Partial Surrender Amount is equal to the greater of zero (0) and the Fdifference between
(a) and (b) where:

          a.   is the Account Value; and

          b. is the Total Face amount divided by the applicable Minimum Insurance Percentage.

If the Reduction Free Partial Surrender Amount is equal to zero (o), then a Partial Surrender will result in a reduction in Total Face Amount by the amount surrendered. Any reduction will be processed in the same manner as a requested decrease. The remaining Base Face Amount must be at least $50,000.

If the Owner chooses Death Benefit Option 2, an amount equal to any Partial Surrender will be deducted from the Owner's Account Value. Partial Surrenders will not affect the Total Face Amount. The Owner's Death Benefit will continue to be determined in accordance with the "Death Benefit" section of the Owner's Policy.

If the Owner chooses Death Benefit Option 3, The Reduction Free Partial Surrender is equal to the greater of Net Accumulated Premiums and the difference between (a) and (b) where:

               a.   is the Account Value; and ;

               b. is the Total Face Amount divided by the applicable Minimum Insurance Percentage.

If the Reduction Free Partial Surrender Amount is equal to zero (o), then a Partial Surrender will result in a reduction in Total Face Amount by the amount surrendered. Any reduction will be processed in the same manner as a requested decrease. The remaining Base Face Amount must be at least equal to $50,000.


SETTLEMENT OPTIONS

At the time of surrender or death, the Policy offers various options of receiving proceeds payable under the Policy. These settlement options are summarized below. All of these options are forms of fixed-benefit annuities which do not vary with the investment performance of a separate account. Any representative authorized to sell this Policy can further explain these options upon request.

The Owner may apply proceeds of $2,000 or more which are payable under this Policy to any of the following options:


OPTION 1 - INCOME FOR A FIXED PERIOD. Proceeds are payable in equal monthly installments for a specified number of years, not to exceed twenty (20).

OPTION 2 - LIFE ANNUITY. Proceeds are paid in equal monthly installments for as long as the payee lives. A number of payments can be guaranteed, such as one hundred-twenty (120), or the number of payments required to refund the proceeds applied.

OPTION 3 - SURVIVORSHIP ANNUITY. Proceeds are paid in monthly installments for as long as either the first (1st) payee or surviving payee lives. A number of payments equal to the initial payment can be guaranteed, such as one hundred-twenty (120). A different monthly installment payable to the surviving payee can be specified.

Any other method or frequency of payment AUL agrees to may be used to pay the proceeds of this Policy.

Policy proceeds payable in one sum will accumulate at interest from the date of death or surrender to the payment date at the rate of interest then paid by AUL or at the rate specified by statute, whichever is greater. Based on the settlement option selected, AUL will determine the amount payable. The minimum interest rate used in computing payments under all options will be 2 percent per year.

The Owner may select or change an option by giving Proper Notice prior to the settlement date. If no option is in effect on the settlement date, the payee may select an option. If this Policy is assigned or if the payee is a corporation, association, partnership, trustee or estate, a settlement option will be available only with AUL's consent.

If a payee dies while a settlement option is in effect, and there is no surviving payee, AUL will pay a single sum to such payee's estate. The final payment will be the commuted value of any remaining guaranteed payments.

Settlement option payments will be exempt from the claims of creditors to the maximum extent permitted by law.

MINIMUM AMOUNTS. AUL reserves the right to pay the total amount of the Policy in one lump sum, if less than $2,000. If monthly payments are less than $100, payments may be made less frequently at AUL's option. The proceeds of this Policy may be paid in any other method or frequency of payment acceptable to AUL.

SPECIALIZED USES OF THE POLICY

Because the Policy provides for an accumulation of Cash Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of Investment Accounts to which Variable Account value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Variable Account value to Fund the purpose for which the Policy was purchased. Partial Surrenders and Policy loans may significantly affect current and future Account Value, Cash Surrender Value, or Death Benefit Proceeds. Depending upon Investment Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Tax Considerations."

LIFE INSURANCE RETIREMENT PLANS

Any Owners or applicants who wish to consider using the Policy as a funding vehicle for non-qualified retirement purposes may obtain additional information from AUL. An Owner could pay premiums under a Policy for a number of years, and upon retirement, could utilize a Policy's loan and partial surrender features to access Account Value as a source of retirement income for a period of time. This use of a Policy does not alter an Owner's rights or AUL's obligations under a Policy; the Policy would remain a life insurance contract that, so long as it remains in force, provides for a Death Benefit payable when the Insured dies.

Illustrations are available upon request that portray how the Policy can be used as a funding vehicle for non-qualified retirement plans, referred to herein as "life insurance retirement plans," for individuals. Illustrations provided upon request show the effect on Account Value, Cash Value, and the net Death Benefit of premiums paid under a Policy and partial withdrawals and loans taken for retirement income; or reflecting allocation of premiums to specified Investment Accounts. This information will be portrayed at hypothetical rates of return that are requested. Charts and graphs presenting the results of the illustrations or a comparison of retirement strategies will also be furnished upon request. Any graphic presentations and retirement strategy charts must be accompanied by a corresponding illustration. Illustrations must always include or be accompanied by comparable information that is based on guaranteed cost of insurance rates and that presents a hypothetical gross rate of return of 0 percent. Retirement illustrations will not be furnished with a hypothetical gross rate of return in excess of 12 percent.

The hypothetical rates of return in illustrations are illustrative only and should not be interpreted as a representation of past or future investment results. Policy values and benefits shown in the illustrations would be different if the gross annual investment rates of return were different from the hypothetical rates portrayed, if premiums were not paid when due, and whether loan interest was paid when due. Withdrawals or loans may have an adverse effect on Policy benefits.

RISKS OF LIFE INSURANCE RETIREMENT PLANS

Using the Owner's Policy as a funding vehicle for retirement income purposes presents several risks, including the risk that if the Owner's Policy is insufficiently funded in relation to the income stream expected from the Owner's Policy, the Owner's Policy can lapse prematurely and result in significant income tax liability to the Owner in the year in which the lapse occurs. Other risks associated with borrowing from the Owner's Policy also apply. Loans will be automatically repaid from the Death Benefit at the death of the Insured, resulting in the estimated payment to the beneficiary of the Death Benefit Proceeds, which will be less than the Death Benefit and may be less than the Total Face Amount. Upon surrender, the loan will be automatically repaid, resulting in the payment to the Owner of the Cash Surrender Value. Similarly, upon lapse, the loan will be automatically repaid, and the Policy will terminate without value. The automatic repayment of the loan upon lapse or surrender will cause the recognition of taxable income to the extent that Cash Surrender Value plus the amount of the repaid loan exceeds the Owner's basis in the Policy. Thus, under certain circumstances, surrender or lapse of the Owner's Policy could result in tax liability to the Owner. In addition, to reinstate a lapsed Policy, the Owner would be required to make certain payments. Thus, the Owner should be careful to design a life insurance retirement plan so that the Owner's Policy will not lapse prematurely under various market scenarios as a result of withdrawals and loans taken from the Owner's Policy.

To avoid lapse of the Owner's Policy, it is important to design a payment stream that does not leave the Owner's Policy with insufficient Cash Surrender Value. Determinations as to the amount to withdraw or borrow each year warrant careful consideration. Careful consideration should also be given to any assumptions respecting the hypothetical rate of return, to the duration of withdrawals and loans, and to the amount of Account Value that should remain in the Owner's Policy upon its maturity. Poor investment performance can contribute to the risk that the Owner's Policy may lapse. In addition, the cost of insurance generally increases with the age of the Insured, which can further erode existing Cash
Surrender Value and contribute to the risk of lapse. Further, interest on a Policy loan is due to AUL for any Policy Year on the Policy Anniversary. If this interest is not paid when due, it is added to the amount of the outstanding loans and loan interest, and interest will begin accruing thereon from that date. This can have a compounding effect, and to the extent that the outstanding loan balance exceeds the Owner's basis in the Policy, the amounts attributable to interest due on the loans can add to the Owner's federal (and possibly state) income tax liability. The Owner should consult with the Owner's financial and tax advisors in designing a life insurance retirement plan that is suitable for the Owner's particular needs. Further, the Owner should continue to monitor the Cash Surrender Value remaining in a Policy to assure that the Policy is sufficiently funded to continue to support the desired income stream and so that it will not lapse. In this regard, the Owner should consult the Owner's periodic statements to determine the amount of the remaining Cash Surrender Value. Illustrations showing the effect of charges under the Policy upon existing Account Value or the effect of future withdrawals or loans upon the Policy's Account Value and Death Benefit are available from the Owner's representative. Consideration should be given periodically to whether the Policy is sufficiently funded so that it will not lapse prematurely.


Because of the potential risks associated with borrowing from a Policy, use of the Policy in connection with a life insurance retirement plan may not be suitable for all Owners. These risks should be carefully considered before borrowing from the Policy to provide an income stream.

                      OTHER POLICY BENEFITS AND PROVISIONS

LIMITS ON RIGHTS TO CONTEST THE POLICY

INCONTESTABILITY. In most states, in the absence of fraud, after the Policy has been in force during the Insured's lifetime for two (2) years from the Policy Date, AUL may not contest the Policy. Any increase in the Total Face Amount will not be contested after the increase has been in force during the Insured's lifetime for two (2) years following the effective date of the increase. If the Owner did not request the Total Face Amount increase or if evidence of insurability was not required, AUL will not contest the increase.

If a Policy lapses and it is reinstated, AUL can contest the reinstated Policy during the first two (2) years after the effective date of the reinstatement, but only for statements made in the application for reinstatement (unless the original contestable period has not expired.)


SUICIDE EXCLUSION. If the Insured dies by suicide, while sane or insane, within two (2) years of the Policy Date or the effective date of any reinstatement (or less if required by state law), the amount payable by AUL will be equal to the premiums paid less any loan, loan interest, and any Partial Surrender.

If the Insured dies by suicide, while sane or insane, within two (2) years after the effective date of any increase in either the Base Face Amount or the Supplemental Face Amount that was subject to evidence of insurability (or less if required by state law), the amount payable by AUL on such increase will be limited to the Monthly Deduction associated with the increase.



                       CHANGES IN THE POLICY OR BENEFITS

MISSTATEMENT OF AGE OR SEX. If it is determined the Age or sex of the Insured has been misstated, AUL will adjust the Death Benefit to the amount that would have been purchased at the correct Age or sex. In consideration of the most recent Cost of Insurance rate, the Net Amount at Risk will be adjusted by the ratio of the incorrect Cost of Insurance rate to the correct Cost of Insurance Rate. AUL will not make any retrospective recalculations to the Account Value. AUL may adjust future months' deductions to reflect the correct Age and sex.

Coverage may not be terminated if the correct Age is outside the Attained Ages for this policy. The Cost of Insurance rate and benefits will be adjusted using the correct Age.



OTHER CHANGES. Upon notice, AUL may modify the Policy, but only if such modification is necessary to: (1) make the Policy or the Separate Account comply with any applicable law or regulation issued by a governmental agency to which AUL is subject; (2) assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life contracts; (3) reflect a change in the operation of the Separate Account; or (4) provide different Separate Account and/or Fixed Account accumulation options.

AUL reserves the right to modify the Policy as necessary to attempt to prevent the Owner from being considered the owner of the assets of the Separate Account. In the event of any such modification, AUL will issue an appropriate endorsement to the Policy, if required. AUL will exercise these rights in accordance with applicable law, including approval of Owners, if required.

Any change of the Policy must be approved by AUL's President, Vice President or Secretary. No representative is authorized to change or waive any provision of the Policy.

WHEN PROCEEDS ARE PAID

AUL will ordinarily pay any Death Benefit Proceeds, loan proceeds, Partial Surrender proceeds, or Full Surrender proceeds within seven calendar days after receipt at the Corporate Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, AUL may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Separate Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners.

DIVIDENDS

The Owner will receive any dividends declared by AUL as long as the Policy is in force. Dividend payments will be applied to increase the Account Value in the Investment Accounts and Fixed Account on a pro rata basis unless the Owner requests cash payment. AUL does not anticipate declaring any dividends on this Policy.

REPORTS TO POLICY OWNERS

At least once a year, the Owner will be sent a report at the Owner's last known address showing, as of the end of the current report period: Account Value, Cash Value, Death Benefit, amount of interest credited to amounts in the Fixed Account, change in value of amounts in the Separate Account, premiums paid, loans, Partial Surrenders, expense charges, and cost of insurance charges since the prior report. The Owner will also be sent an annual and a semi-annual report for each Fund or Portfolio underlying an Investment Account to which the Owner has allocated Account Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when the Owner pays premiums (except for premiums deducted automatically), or if the Owner takes out a loan, transfer amounts among the Investment Accounts and Fixed Account or take surrenders, the Owner will receive a written confirmation of these transactions.

ASSIGNMENT

The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon AUL, it must be in writing and filed at the Corporate Office. Once AUL has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. If there are any irrevocable beneficiaries, the Owner must obtain their written consent before assigning the Policy. AUL assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any loan on the Policy.

REINSTATEMENT

The Policy may be reinstated within five years (or such longer period if required by state law) after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. Premium will be allocated based on the current allocations in effect for the Policy. See the Owner's Policy for further information.

RIDER BENEFITS

The following rider benefits are available and may be added to the Owner's Policy at issue. In addition, the Change of Insured Rider, Children's Term Insurance Rider, Guaranteed Insurance Option, Premium Deposit Account Rider and the Other Insured Rider can be added after Issue. If applicable, monthly charges for these riders will be deducted from the Owner's Account Value as part of the Monthly Deduction. All of these riders may not be available in all states, and may vary by state.


ACCELERATED DEATH BENEFIT RIDER

This rider allows for a prepayment of a portion of the Policy's Death Benefit while the Insured is still alive, if the Insured has been diagnosed as terminally ill, and has a life expectancy of 12 months or less to live. The minimum amount available is $5,000. The maximum benefit payable (in most states) is the lesser of $500,000 or 50 percent of the Death Benefit. There is no charge for this rider.


ACCOUNTING BENEFIT RIDER

If the Owner fully surrenders his or her Policy while this rider is in effect during the surrender charge period, AUL will waive a portion of the Surrender Charges. No waiver of Surrender Charges will occur on a Partial Surrender.

This rider is not available to natural person(s) or legal entities formed for the benefit of or on behalf of natural person(s).

AVIATION EXCLUSION RIDER

This rider is a part of the Policy to which it is attached and will become effective upon the disclosure of the Insured at the date of issue. In the event the insured dies as a result of travel in or descent from an aircraft, except as a passenger without any duties in connection with such travel or descent, no death proceeds will be payable by AUL to the beneficiary of the Insured. AUL will pay the premiums received to date, minus any outstanding loan and loan interest and any Partial Surrenders previously taken less any dividends, if applicable.


CHANGE OF INSURED RIDER

While this Policy is in force, the Owner may change the individual insured on this Policy to a substitute Insured, subject to certain conditions. This rider is only available to non-natural Owners and only one change of the Insured is permitted. The change of Insured will be effective on the Monthiversary following approval by AUL. If the death of the first Insured occurs prior to the effective date of the change of Insured, AUL will pay the Death Benefit Proceeds and this rider and the Policy to which it is attached will be terminated and no change of Insured will be processed. This rider will terminate (1) when the Death Benefit Proceeds of the Policy have been paid, (2) if the Policy has been surrendered, or (3) upon nonpayment of premium for the Policy.


CHILDREN'S  TERM  INSURANCE  RIDER  (CBR)
Insured's  Ages:  14 Days - 18  Years (Children's Ages)

This rider provides level term insurance on each child of the Insured. At issue, each child must be at least 14 days old and less than 18 years of age, and the Insured must be less than 56 years old and not have a substandard rating greater than table D. Once CBR is in force, children born to the Insured are covered automatically after they are 14 days old. Notice of the birth of the child should be sent to AUL within sixty (60) days of the birth. Children are covered under CBR until they reach age 22, when they may purchase, without evidence of insurability, a separate Policy with up to five (5) times the expiring Base Face Amount of the rider's coverage. The Insured must notify AUL when all children covered under the CBR have attained the age of 22, in order for the charge for the rider to be discontinued.



CREDIT OF PREMIUM DISABILTY RIDER (CPD)
Ages: 20-55

This rider pays a designated premium into the Account Value during a period of total disability. The minimum designated premium is $25. CPD may not be added to a Policy unless WMDD rider is also selected by the Owner. If disability occurs before age 60, the designated premium benefit is paid as long as total disability continues. If disability occurs between ages 60-65, the designated premium benefit is paid as long as the Insured remains totally disabled, but not beyond age 65.

EXTENDED NO-LAPSE GUARANTEE RIDER

This rider extends the No-Lapse Guarantee Period of the Owner's Policy. If this rider is in effect after the end of the No-Lapse Guarantee Period of the Policy and if the Cash Surrender Value is insufficient to pay the Monthly Deduction during the Extended No-Lapse Guarantee provided by this rider, then the Owner's Policy will remain in force and will not begin the grace period provided the Policy satisfies the Extended No-Lapse Guarantee Test as set forth below. While the Policy is being maintained under the Extended No-Lapse Guarantee any charges which are unable to be deducted will be waived.

The Owner's Policy Values at the end of the Extended No-Lapse Guarantee Period may be insufficient to keep this Policy in force unless an additional payment is made. AUL will notify the Owner of the amount of the required additional payment.


EXTENDED NO-LAPSE GUARANTEE TEST. The Owner's Policy will satisfy this test if on any Monthiversary where the grace period would normally begin in the absence of this rider, the sum of the premiums paid to date, less any Partial Surrenders and any outstanding loan and loan interest, equals or exceeds the sum of the monthly Required Premiums for the Extended No-Lapse Guarantee since the Policy Date to the date of the test. If the Credit of Premium Disability Rider is included in the Policy, for purposes of calculating the premiums under the test, any premiums that have been credited while the Insured was totally disabled will be included in the test. If this test is failed on a Monthiversary when the Cash Surrender Value is insufficient to pay the Monthly Deduction, the grace period will begin. The Grace Period notice will be sent which requests that the Owner pay the lesser of:


     (1) the standard Grace Period amount defined in the Termination of the Policy section; or

     (2)  the sum of:

          (a) The accumulated Required Premiums for the Extended No-Lapse Guarantee (without interest) since the Policy Date, less

          (b) The sum of the premiums received, less any Partial Surrenders and any outstanding loans and loan interest to the end of the Grace Period, plus

          (c) Required Premiums for the Extended No-Lapse Guarantee for the Grace Period.


REQUIRED PREMIUM FOR THE EXTENDED NO-LAPSE GUARANTEE - The Required Premium for the Extended No-Lapse Guarantee is shown as a monthly amount on the Rider Specifications Page of the Policy. This amount may change if any of the following changes occur under the Policy while this rider is in effect:

          (1)  Owner adds, terminates or changes a rider;

          (2)  Owner changes the Death Benefit Option under the Policy;

          (3) there is a change in the Base Face Amount or the Supplemental Face Amount of the Policy; or

          (4)  there is a change in the Insured's risk classification.

AUL will inform the Owner of any change to the Required Premium for the Extended No-Lapse Guarantee which results from any of the above mentioned changes. The revised premium amount will be effective from the date of the change. For the purpose of performing the Extended No-Lapse Guarantee Test, AUL will use the Required Premiums for the Extended No-Lapse Guarantee in effect as of the Policy Date up to the date of the change, including any revised premiums in effect as of the date of a prior change.

RIDER CHARGE. The charge for this rider is included as part of the Monthly Deduction under the Policy. It is shown on the Rider Specifications Page of the Policy.

The rider can only be in force for a maximum of twenty (20) years. If this rider is added between the ages of 56 and 65, it will provide coverage until the age of 75. If this rider is added between the ages of 66 and 75, it will provide coverage for a maximum of ten (10) years.


GUARANTEED INSURABILITY OPTION RIDER  (GIO)
Ages: 0-39 (Standard Risks Only)

This rider allows the Base Face Amount of the Policy to be increased by increments of up to $20,000, not to exceed a total increase of $100,000, without evidence of insurability on the Insured, upon meeting certain criteria. These increases may occur on regular option dates or alternate option dates. See the rider contract for the specific dates.



OTHER INSURED TERM INSURANCE RIDER (OIR)
Ages: 20-85 (Other Insured's age)

The Other Insured Rider is level term life insurance on someone other than the Insured. The minimum issue amount is $50,000; the maximum issue amount is equal to the Total Face Amount on the Base Insured per the Other Insured. A maximum of two (2) OIRs may be added to the Policy. The OIR amount of coverage may be changed in the future, but increases are subject to evidence of insurability. In certain circumstances, the OIR may be converted to a permanent individual policy without evidence of insurability. The OIR may be converted to permanent coverage on the Monthiversary following the date of the Insured's death.

OVERLOAN PROTECTION RIDER

This rider, if certain conditions are met, provides the Owner the option to continue his/her Policy at a reduced Total Face Amount with no further monthly deductions.

This rider may be added if (1) the Policy has been in force for at least 15 years, (2) the Insured's Attained Age is at least 75 years, (3) the Guideline Premium Test was chosen at the time of application, (4) Partial Surrenders equal or exceed Premiums paid to AUL with respect to the Policy, and (5) the Policy has not been deemed a Modified Endowment Contract as defined in Section 7702A of the Internal Revenue code of 1986, or thereafter changed, and exercising this rider will not cause the Policy to become a Modified Endowment Contract. Further, the amount of the outstanding loan plus accrued loan interest must exceed the Minimum Loan Indebtness Percentage shown on the Rider Specifications Page of the Policy multiplied by the Cash Value, but be less than 99.9% of the Cash Value after the deduction of the Overloan Protection Rider Charge from the Account Value. Once the rider is exercised, the Total Face Amount will be equal to the Account Value, after the deduction of the Overloan Protection Rider Charge, multiplied by the Minimum Insurance Percentage shown in the Minimum Insurance Percentages table in the Owner's Policy.


There is no charge for this rider until it is exercised. Once exercised, there is a one time charge. In addition, once this rider is exercised the Policy will change in the following manner:


     (1) The Owner's Death Benefit Option must be Option 1. If any other Death Benefit Option is in effect at the time the Overloan Protection Rider is exercised, the Death Benefit Option will be changed to Option 1 at that time;

     (2) No further changes may be made to the Policy, which includes any decreases or increases of any kind;

     (3)  No further premiums will be accepted;

     (4)  Policy loans and Partial Surrenders will no longer be permitted;

     (5)  No further monthly deductions will be deducted;

     (6) The outstanding Loan Account will remain and the interest charged against the Loan Account will be equal to the interest rate credited to the Loan Account;

     (7) AUL will accept loan repayments. The value of the Loan Account and the total indebtedness will be reduced by the loan repayment. In addition, the Fixed Account will be increased by the loan repayment;

     (8) Any No-Lapse Guarantee included in the Policy or by rider attached to the Policy will no longer apply;

     (9) Any additional rider requiring a monthly deduction will automatically be terminated;

     (10) When the Overloan Protection Rider is exercised all values in the Variable Account will immediately be transferred to the Fixed Account and will continue to grow at the then current Fixed Account interest rate. Transfer fees will not be applied to these transfers; and

     (11) Transfers from the Fixed Account to the Variable Account will no longer be permitted.

PREMIUM DEPOSIT ACCOUNT RIDER

This rider allows the Owner to make payments to a Premium Deposit Account while the Policy is in force. Each payment must be at least the minimum premium payment amount for the Policy as shown on the Policy Data Page. On each Policy anniversary, AUL will credit the Premium Deposit Account with interest at rate declared by AUL, provided that no premium will be credited for any period less than one month. AUL reserves the right to decline any payments that, together with the amount already in the account, exceed 10% of the Total Face Amount of insurance shown on the Policy Data Page. AUL may also decline to accept any payment if there is indebtedness on the Policy.


The Owner may withdraw any part of this account without penalty at any time before the Insured's death. In addition, AUL may withdraw funds from this account to make premium payments on the Policy whenever Monthly Deductions remain unpaid at the last day of the Grace Period.

Upon receipt of proof of the death of the Insured, the balance of the Premium Deposit Account will be paid to the Owner, if the Owner is not the insured. If the Owner and Insured are the same, the remaining balance upon the death of the Insured will be paid to the beneficiary of the Policy.

This rider will automatically terminate on the date the Policy is terminated, surrendered or continued as paid-up or extended term insurance, or upon the Monthiversary following the date that termination is requested by the Owner.


There is no charge for this rider and it may be added after issue.

WAIVER OF MOTHLY DEDUCTIONS DISABILITY RIDER (WMDD)  Ages:0-55

This rider waives the Monthly Deduction during a period of total disability. WMDD cannot be attached to Policies with Base Face Amounts in excess of $3,000,000 or rated higher than Table H.

Monthly Deductions are waived for total disability following a six (6) month waiting period. Monthly Deductions made during this waiting period are re-credited to the Account Value upon the actual waiver of the Monthly Deductions. If disability occurs before age 60, Monthly Deductions are waived as long as total disability continues. If disability occurs between ages 60-65, Monthly Deductions are waived as long as the Insured remains totally disabled but not beyond age 65.


                               TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon AUL's understanding of the present federal tax laws as they currently are interpreted by the Internal Revenue Service (the "IRS").

TAX STATUS OF THE POLICY

In order to attain the tax benefits normally associated with life insurance, the Policy must be classified for federal income tax purposes as a life insurance contract. Section 7702 of the Internal Revenue Code sets forth a definition of a life insurance contract for federal income tax purposes. The U.S. Treasury Department (the "Treasury") is authorized to prescribe regulations implementing
Section 7702. While proposed regulations and other interim guidance has been issued, final regulations have only been adopted with respect to certain issues. In short, guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of
Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance contract.

With respect to a Policy issued on a standard basis, AUL believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk) or one involving joint insureds, there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. If the requirements of Section 7702 were deemed not to have been met, the Policy would not provide the tax benefits normally associated with life insurance and the tax status of all contracts invested in the Investment Account to which premiums were allocated under the non-qualifying contract might be affected.

If it is subsequently determined that a Policy does not satisfy Section 7702, AUL may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, AUL reserves the right to modify the Policy as it deems necessary in its sole discretion to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Internal Revenue Code requires that the investments of each of the Investment Accounts must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code. The Investment Accounts, through the Portfolios, intend to comply with the diversification requirements prescribed in Treasury Regulation Section 1.817-5, which affect how the Portfolio's assets are to be invested. AUL believes that the Investment Accounts will meet the diversification requirements, and AUL will monitor continued compliance with this requirement.

For a variable life insurance contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a variable contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of "investor control" the variable contract owner would not derive the tax benefits normally associated with variable life insurance or variable annuities. The U.S. Treasury Department has issued various rulings and other pronouncements addressing the circumstances in which a variable life insurance contract owner's control of the investments of the separate account may cause the contract owner, rather than the insurance company, to be treated as the owner of the assets held by the separate account.


The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRs in rulings in which it was determined that contract owners were not owners of investment account assets. For example, an Owner has additional flexibility in allocating Net Premium payments and Account Value. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Investment Accounts. In addition, AUL does not know what standards will be set forth, if any, in future guidance on this issue. AUL therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the Owner of a pro rata share of the assets of the Investment Accounts.You should consult your tax adviser as to the possible application of the "investors control" doctrine to you.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

                        TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. AUL believes that the proceeds and Account Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance contract for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code. However, if the Owner elects a settlement option for a Death Benefit other than in a lump sum, a portion of the payment made to the Owner may be taxable. Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit option, a Policy loan, a Partial Surrender, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depends on the circumstances of each Owner or beneficiary.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the Owner is contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, the Owner should consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Account Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment. Upon a complete surrender or lapse of a Policy, whether or not a Modified Endowment, the excess of the amount received plus the amount of any outstanding loans and loan interest over the total investment in the Policy will generally be treated as ordinary income subject to tax.

MODIFIED ENDOWMENTS. Section 7702A establishes a class of life insurance Policies designated as "Modified Endowment Contracts." The rules relating to whether a Policy will be treated as a Modified Endowment are extremely complex and cannot be adequately described in the limited confines of this summary. In general, a Policy will be a Modified Endowment if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a Modified Endowment after a material change. The determination of whether a Policy will be a Modified Endowment after a material change generally depends upon the relationship of the Death Benefit and Account Value at the time of such change and the additional premiums paid in the seven years following the material change.

Due to the Policy's flexibility, classification as a Modified Endowment will depend on the individual circumstances of each Policy. In view of the foregoing, a current or prospective Owner should consult with a tax adviser to determine whether a Policy transaction will cause the Policy to be treated as a Modified Endowment. However, at the time a premium is credited which in AUL's view would cause the Policy to become a Modified Endowment, AUL will attempt to notify the Owner that unless a refund of the excess premium (with any appropriate interest) is requested by the Owner, the Policy will become a Modified Endowment. However, AUL does not undertake to provide such notice. The Owner will have thirty (30) days after receiving such notification to request the refund.

Policies  classified as Modified  Endowments  will be subject to the  following:
First, all distributions, including distributions upon surrender and Partial Surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Account Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy, are treated as distributions from the Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

If a Policy becomes a Modified Endowment after it is issued, distributions made during the Policy Year in which it becomes a Modified Endowment, distributions in any subsequent Policy Year and distributions within two years before the Policy becomes a Modified Endowment will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a Modified Endowment could later become taxable as a distribution from a Modified Endowment.

All Modified Endowments that are issued by AUL (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment for purposes of determining the amount includible in an Owner's gross income under
Section 72(e) of the Internal Revenue Code.

Distributions from a Policy that is not a Modified Endowment are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a Modified Endowment are not treated as distributions. Instead, such loans are treated as advances of the death benefit to the Owner.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment are subject to the 10 percent additional income tax.

POLICY LOAN INTEREST. Generally, consumer interest paid on any loan under a Policy which is owned by an individual is not deductible for federal or state income tax purposes. The deduction of other forms of interest paid on Policy loans may also be subject to other restrictions under the Internal Revenue Code. A qualified tax adviser should be consulted before deducting any Policy loan interest.

INVESTMENT IN THE POLICY. Investment in the Policy means: (1) the aggregate amount of any premiums or other consideration paid for a Policy, minus (2) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment, to the extent such amount is excluded from gross income, will be disregarded), plus (3) the amount of any loan from, or secured by, a Policy that is a Modified Endowment to the extent that such amount is included in the gross income of the Owner.

ESTATE AND GENERATION SKIPPING TAXES

When the Insured dies, the Death Benefits will generally be includible in the Owner's estate for purposes of federal estate tax if the Insured owned the Policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner's estate upon the Owner's death. Nothing would be includible in the Insured's estate if the Death Benefits are not received by or for the benefit of, the Insured's estate and he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. An unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse.

If the Owner (whether or not he or she is the Insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax with the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Because these rules are complex, the Owner should consult with a qualified tax advisor for specific information if ownership is passing to younger generations.

LIFE INSURANCE PURCHASED FOR USE IN
SPLIT DOLLAR ARRANGEMENTS

Final regulations on split-dollar life insurance arrangements were issued by the Treasury Department effective September 17, 2003, modifying IRs Notice 2002-8. Split dollar arrangements entered into prior to September 18, 2003 generally are governed by guidance issued prior to the final regulations. The final regulations apply to split dollar arrangements entered into or modified materially after September 17, 2003. The final regulations should provide two sets of rules for split dollar arrangements. Purchasers should consult a qualified tax advisor to discuss the applicable rules.

NONQUALIFIED DEFERRED COMPENSATION. On October 22, 2004, IRC Section 409A was enacted as part of the American Jobs Creation Act of 2004. Contributions into non-qualified deferred compensation plans after December 31, 2004 are governed by this code section. Purchasers should consult a qualified tax advisor to determine tax treatment resulting from such an arrangement.

TAXATION UNDER SECTION 403(b) PLANS

On July 26, 2007, the IRs issued final regulations for tax-sheltered annuity arrangements under section 403(b). Given that these are the first significant updates of the original regulations issued by the IRs in 1964, they provide for significant changes in the way 403(b) plans must be maintained and administered. The final regulations are generally effective for plan years beginning on or after January 1, 2009. The intended effect of these regulations is to make the rules governing 403(b) similar to the rules governing other arrangements that include salary reduction contributions, such as 401(k) plans and 457(b) plans.

Items of particular interest or significance covered by these new regulations are 1) all 403(b) contracts must be maintained pursuant to a written plan, 2) as of September 24, 2007, intra-plan exchanges may not be made pursuant to Revenue Ruling 90-24, but rather must be made in accordance with the final IRS regulations, which in part require that the vendor and the employer enter into an information-sharing agreement, 3) nontaxable transfers of assets to a plan of another employer are permitted, 4) plans may contain provisions that permit plan termination and distribution of benefits upon such plan termination, 5) loans and hardship distributions must be made in accordance with the applicable plan and the final IRS regulations, 6) employers generally must agree to share certain information with each approved vendor, and 7) plan contributions may not exceed applicable limits , and 8) contributions must be transferred to an approved vendor within a reasonable time, but in no event later than fifteen
(15) business days.


NON-INDIVIDUAL OWNERSHIP OF CONTRACTS

If the Owner of a Policy is an entity rather than an individual, the tax treatment may differ from that described above. Accordingly, prospective Owners that are entities should consult a qualified tax advisor.

POSSIBLE CHARGE FOR AUL'S TAXES

At the present time, AUL makes no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that it incurs that may be attributable to the Investment Accounts or to the Policies. However, AUL reserves the right to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Investment Accounts or to the Policies.

                  OTHER INFORMATION ABOUT THE POLICIES AND AUL

POLICY TERMINATION

The Policy will terminate, and insurance coverage will cease, as of: (1) the end of the Valuation Period during which AUL receives Proper Notice to surrender the Policy; (2) the expiration of a grace period; or (3) the death of the Insured. See "Surrendering the Policy for Cash Surrender Value," "Premium Payments to Prevent Lapse," and"Death Benefit and Changes in Base Face Amount."


RESOLVING MATERIAL CONFLICTS

The Funds presently serve as the investment medium for the Separate Account and, therefore, indirectly for the Policies. In addition, the Funds have advised AUL that they are available to registered separate accounts of insurance companies, other than AUL, offering variable annuity and variable life insurance policies.

AUL does not currently foresee any disadvantages to the Owner resulting from the Funds selling shares as an investment medium for products other than the Policies. However, there is a theoretical possibility that a material conflict of interest may arise between Owners whose Cash Values are allocated to the Separate Account and the owners of variable life insurance policies and variable annuity contracts issued by other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under Section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans.

In the event of a material conflict, AUL will take any necessary steps, including removing the Separate Account from that Fund, to resolve the matter. The Board of Directors/Trustees of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

AUL reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if, in AUL's judgment, further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, AUL may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management investment company. AUL will not substitute any shares attributable to a Policy's interest in an Investment Account of the Separate Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940 or other applicable law.

AUL also reserves the right to establish additional Investment Accounts of the Separate Account, each of which would invest in shares corresponding to a Portfolio of a Fund or in shares of another investment company having a specified investment objective. Any new Investment Accounts may be made available to existing Owners on a basis to be determined by AUL. Subject to applicable law and any required SEC approval, AUL may, in AUL's sole discretion, eliminate one or more Investment Accounts if marketing needs, tax considerations or investment conditions warrant.

If any of these substitutions or changes are made, AUL may, by appropriate endorsement, change the Policy to reflect the substitution or change.

If AUL deems it to be in the best interests of persons having voting rights under the Policies (subject to any approvals that may be required under applicable law), the Separate Account may be operated as a management investment company under the Investment Company Act of 1940, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AUL separate accounts.

SALE OF THE POLICIES

The Policies will be offered to the public on a continuous basis, and AUL does not anticipate discontinuing the offering of the Policies. However, AUL reserves the right to discontinue the offering. Applications for Policies are solicited by representatives who are licensed by applicable state insurance authorities to sell AUL's variable life contracts and who are also registered representatives of OneAmerica Securities, Inc., which is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. OneAmerica Securities, Inc., is a wholly owned subsidiary of American United Life Insurance Company, and is the distributor and "principal underwriter," as defined in the Investment Company Act of 1940, of the Policies for the Separate Account. AUL is not obligated to sell any specific number of Policies.

STATE REGULATION

AUL is subject to regulation by the Department of Insurance of the State of Indiana, which periodically examines the financial condition and operations of AUL. AUL is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this Prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

AUL is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

ADDITIONAL INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

LITIGATION

The Separate Account is not a party to any litigation. Its depositor, AUL, as an insurance company, ordinarily is involved in litigation. AUL is of the opinion that, at present, such litigation is not material to the Owners of the Policies.

LEGAL MATTERS

Dechert LLP, has provided advice on certain matters relating to the federal securities laws. Matters of Indiana law pertaining to the Policies, including AUL's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Thomas M. Zurek, General Counsel of AUL.

FINANCIAL STATEMENTS

Financial statements of AUL and the Variable Account as of December 31, 2007 are included in the Statement of Additional Information.

              STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

DESCRIPTION                                                               PAGE
GENERAL INFORMATION AND HISTORY ..........................................   3
DISTRIBUTION OF CONTRACTS ................................................   3
CUSTODY OF ASSETS ........................................................   3
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ............................   3
FINANCIAL STATEMENTS .....................................................   5

--------------------------------------------------------------------------------

                              PROSPECTUS EXHIBIT 1

                                FORM ADV PART II

--------------------------------------------------------------------------------

                                                                                    ---------------------------
                                                                                           OMB APPROVAL
                                                                                    ---------------------------
FORM ADV    UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION                 OMB Number: 3235-0049
PART II - PAGE 1                                                                    Expires: July 31, 2008
                                                                                    Estimated average burden
                                                                                    hours per response...9.402
                                                                                    ----------------------------

--------------------------------------------------------------------------------
Name of Investment Adviser:
AMERICAN UNITED LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Address: (Number and Street)             (City)       (State)     (Zip Code)    Area Code:    Telephone Number:
ONE AMERICAN SQ. PO BOX 368           INDIANAPOLIS      IN          46206         317             285-1877
----------------------------------------------------------------------------------------------------------------

  THIS PART OF FORM ADV GIVES INFORMATION ABOUT THE INVESTMENT ADVISER AND ITS
   BUSINESS FOR THE USE OF CLIENTS. THE INFORMATION HAS NOT BEEN APPROVED OR
                     VERIFIED BY ANY GOVERNMENTAL AUTHORITY.

                                        TABLE OF CONTENTS

 ITEM
 ----
NUMBER      ITEM                                                                           PAGE
------      ----                                                                           ----
  1         Advisory Services and Fees                                                        2

  2         Types of Clients                                                                  2

  3         Types of Investments                                                              3

  4         Methods of Analysis, Sources of Information and Investment Strategies             3

  5         Education and Business Standards                                                  4

  6         Education and Business Background                                                 4

  7         Other Business Activities                                                         4

  8         Other Financial Industry Activities or Affiliations                               5

  9         Participation or Interest in Client Transactions                                  5

 10         Conditions for Managing Accounts                                                  5

 11         Review of Accounts                                                                6

 12         Investment or Brokerage Discretion                                                6

 13         Additional Compensation                                                           7

 14         Balance Sheet                                                                     7

            Continuation Sheet                                                       Schedule F

--------------------------------------------------------------------------------
(Schedules A, B, C, D, and E are included with Part I of this Form, for the use of regulatory bodies, and are not distributed to clients.)
--------------------------------------------------------------------------------

 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
  IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                            VALID OMB CONTROL NUMBER.

FORM ADV                     -----------------------------------------------------------------------------------------------
PART II - PAGE 2             Applicant:                                       SEC File Number:            Date:

                             AMERICAN UNITED LIFE INSURANCE COMPANY           801 - 8074                  03/21/2008
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1.  A.    ADVISORY SERVICES AND FEES. (check the applicable boxes)            For each type of service provided,
                                                                              state the approximate % of total
    Applicant:                                                                advisory billings from that service.

                                                                              (See instruction below.)

[x]  (1)  Provides investment supervisory services                                                                99.00%
                                                                                                                  -----
[x]  (2)  Manages investment advisory accounts not involving investment supervisory services                       1.00%
                                                                                                                  -----
[ ]  (3)  Furnishes investment advice through consultations not included in either service
          described above                                                                                              %

[ ]  (4)  Issues periodicals about securities by subscription                                                          %

[ ]  (5)  Issues special reports about securities not included in any service described above                          %

[ ]  (6)  Issues, not as part of any service described above, any charts, graphs, formulas' or other
          devices which clients may use to evaluate securities                                                         %

[ ]  (7)  On more than an occasional basis, furnishes advice to clients on matters not involving
          securities                                                                                                   %

[ ]  (8)  Provides a timing service                                                                                    %

[ ]  (9)  Furnishes advice about securities in any manner not described above                                          %

 (Percentages should be based on applicant's last fiscal year. If applicant has not completed its first fiscal year, provide estimates of advisory billings for that year and state that the percentages are estimates.)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      Yes              No
    B.        Does applicant call any of the services it checked above financial planning or
              some similar term?                                                                      [ ]             [x]

-----------------------------------------------------------------------------------------------------------------------------
    C.        Applicant offers investment advisory services for: (check all that apply)

    [x]  (1)  A percentage of assets under management           [ ]  (4)  Subscription fees

    [ ]  (2)  Hourly charges                                    [ ]  (5)  Commissions

    [x]  (3)  Fixed fees (not including subscription fees)      [ ]  (6)  Other

-----------------------------------------------------------------------------------------------------------------------------
    D.        For each check box in A above, describe on Schedule F:

    o         the services provided, including the name of any publication or report issued by the adviser on a subscription basis or for a fee

    o         applicant's basic fee schedule, how fees are charged and whether its fees are negotiable

    o         when compensation is payable, and if compensation is payable before service is provided, how a client may get a refund or may terminate an investment advisory contract before its expiration date

-----------------------------------------------------------------------------------------------------------------------------

2.  TYPES OF CLIENTS -- Applicant generally provides investment advice to: (check those that apply)

    [x]   A.  Individuals                                       [ ]  E.  Trusts, estates, or charitable organizations

    [ ]   B.  Banks or thrift institutions                      [x]  F.  Corporations or business entities other than
                                                                         those listed above
    [x]   C.  Investment companies
                                                                [ ]  G.  Other (describe on Schedule F)
    [x]   D.  Pension and profit sharing plans

=============================================================================================================================
        Answer all items. Complete amended pages in full, circle amended items and file with execution page (page 1).
-----------------------------------------------------------------------------------------------------------------------------

FORM ADV                     -----------------------------------------------------------------------------------------------
PART II - PAGE 3             Applicant:                                       SEC File Number:            Date:

                             AMERICAN UNITED LIFE INSURANCE COMPANY           801 - 8074                  03/21/2008

----------------------------------------------------------------------------------------------------------------------------
3.  TYPES OF INVESTMENTS. Applicant offers advice on the following: (check those that apply)

          A.  Equity Securities                                  [x]  H.  United States government securities

    [x]       (1)  exchange-listed securities

    [x]       (2)  securities traded over-the-counter                 I.  Options contracts on:

    [x]       (3)  Foreign issuers                               [ ]      (1)  securities

                                                                 [ ]      (2)  commodities
    [ ]   B.  Warrants

                                                                      J.  Futures contracts on:

    [x]   C.  Corporate debt securities                          [ ]      (1)  tangibles

              (other than commercial paper)                      [ ]      (2)  intangibles

    [x]   D.  Commercial paper                                        K.  Interests in partnerships investing in:

                                                                 [ ]      (1)  real estate

    [x]   E.  Certificates of deposit                            [ ]      (2)  oil and gas interests

                                                                 [ ]      (3)  other (explain on Schedule F)
    [x]   F.  Municipal securities
                                                                 [ ]  L.  Other (explain on Schedule F)
          G.  Investment company securities:

    [x]       (1)  variable life insurance

    [x]       (2)  variable annuities

    [x]       (3)  mutual fund shares
----------------------------------------------------------------------------------------------------------------------------

4.  METHODS OF ANALYSIS, SOURCES OF INFORMATION, AND INVESTMENT STRATEGIES.

    A.        Applicant's security analysis methods include: (check those that apply)

         (1)  [ ]  Charting                                         (4)   [ ]  Cyclical

         (2)  [x]  Fundamental                                      (5)   [x]  Other (explain on Schedule F)

         (3)  [x]  Technical
----------------------------------------------------------------------------------------------------------------------------

    B.        The main sources of information applicant uses include: (check those that apply)

         (1)  [x]  Financial newspapers and magazines               (5)   [ ]  Timing services

         (2)  [x]  Inspections of corporate activities              (6)   [x]  Annual reports, prospectuses, filings with
                                                                               the Securities and Exchange Commission

         (3)  [x]  Research materials prepared by others            (7)   [x]  Company press releases

         (4)  [x]  Corporate rating services                        (8)   [ ]  Other (explain on Schedule F)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
        Answer all items. Complete amended pages in full, circle amended items and file with execution page (page 1).
-----------------------------------------------------------------------------------------------------------------------------

FORM ADV                     -----------------------------------------------------------------------------------------------
PART II - PAGE 4             Applicant:                                       SEC File Number:            Date:

                             AMERICAN UNITED LIFE INSURANCE COMPANY           801 - 8074                  03/21/2008

----------------------------------------------------------------------------------------------------------------------------
    C.        The investment strategies used to implement any investment advice given to clients include:
              (check those that apply)

         (1)  [x]  Long term purchases
                   (securities held at least a year)                (5)   [ ]  Margin transactions

         (2)  [x]  Short term purchases
                   (securities sold within a year)                  (6)   [ ]  Option writing, including covered
                                                                               options, uncovered options or
                                                                               spreading strategies

         (3)  [x]   Trading (securities sold within 30 days)        (7)   [ ]  Other (explain on Schedule F)

         (4)  [ ]   Short sales

----------------------------------------------------------------------------------------------------------------------------

5.   EDUCATION AND BUSINESS STANDARDS.

     Are there any general standards of education or business experience that applicant requires of those involved in determining or giving investment advice to clients?

                            (If yes, please describe these standards on Schedule F)
                                                                                                    Yes            No
                                                                                                    [x]           [ ]

----------------------------------------------------------------------------------------------------------------------------

6.   EDUCATION AND BUSINESS BACKGROUND.

     For:

     o        each member of the investment committee or group that determines general investment advice to be given to clients, or

     o        if the applicant has no investment committee or group, each individual who determines general investment advice clients (if more than five, respond only for their supervisors)

     o        each principal executive officer of applicant or each person with similar status or performing similar functions.

     On Schedule F, give the:

     o        name                                                o    formal education after high school

     o        year of birth                                       o    business background for the preceding five years

----------------------------------------------------------------------------------------------------------------------------

7.   OTHER BUSINESS ACTIVITIES. (check those that apply)

     [x]  A.  Applicant is actively engaged in a business other than giving investment advice.

     [x]  B.  Applicant sells products or services other than investment advice to clients.

     [x]  C.  The principal business of applicant or its principal executive officers involves something other than providing investment advice.

          (For each checked box describe the other activities, including the time spent on them, on Schedule F.)

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
        Answer all items. Complete amended pages in full, circle amended items and file with execution page (page 1).
----------------------------------------------------------------------------------------------------------------------------

FORM ADV                     -----------------------------------------------------------------------------------------------
PART II - PAGE 5             Applicant:                                       SEC File Number:            Date:

                             AMERICAN UNITED LIFE INSURANCE COMPANY           801 - 8074                  03/21/2008

----------------------------------------------------------------------------------------------------------------------------
8.   OTHER FINANCIAL INDUSTRY ACTIVITIES OR AFFILIATIONS. (check those that apply)
     [ ]  A.  Applicant is registered (or has an application pending) as a securities broker-dealer.

     [ ]  B.  Applicant is registered (or has an application pending) as a futures commission merchant, commodity pool operator or commodity trading adviser.

     [ ]  C.  Applicant has arrangements that are material to its advisory business or its clients with a related person who is a:

     [x] (1)  broker-dealer                                      [ ] (7)   accounting firm

     [x] (2)  investment company                                 [ ] (8)   law firm

     [x] (3)  other investment adviser                           [x] (9)   insurance company or agency

     [ ] (4)  financial planning firm                            [ ] (10)  pension consultant

     [ ] (5)  commodity pool operator, commodity                 [ ] (11)  real estate broker or dealer
              trading adviser or futures commission
              merchant

     [ ] (6)  banking or thrift institution                      [ ] (12)  entity that creates or packages limited
                                                                           partnerships

         (For each checked box in C, on Schedule F identify the related person and describe the relationship and the arrangements.)

          D.  Is applicant or a related person a general partner in any partnership in which clients are solicited to invest?

                          (If yes, describe on Schedule F the partnerships and what they invest in.)
                                                                                                        Yes            No
                                                                                                        [ ]           [x]

----------------------------------------------------------------------------------------------------------------------------

9.  PARTICIPATION OR INTEREST IN CLIENT TRANSACTIONS.

    Applicant or a related person: (check those that apply)

    [ ]  A.  As principal, buys securities for itself from or sells securities it owns to any client.

    [ ]  B.  As broker or agent effects securities transactions for compensation for any client.

    [ ]  C.  As broker or agent for any person other than a client effects transactions in which client securities are sold to or bought from a brokerage customer.

    [ ]  D.  Recommends to clients that they buy or sell securities or investment products in which the applicant or a related person has some financial interest.

    [x]  E.  Buys or sells for itself securities it also recommends to clients.

         (For each box checked, describe on Schedule F when the applicant or a related person engages in these transactions and what restrictions, internal procedures, or disclosures are used for conflicts of interest in those transactions.)

   Describe on Schedule F, your code of ethics, and state that you will provide a copy of your code of ethics to any client or prospective client upon request.
----------------------------------------------------------------------------------------------------------------------------

10. CONDITIONS FOR MANAGING ACCOUNTS. Does the applicant provide investment advisory services, manage investment advisory accounts or hold itself out as providing financial planning or some similarly termed services and impose a minimum dollar value of assets or other condition for starting or maintaining an account?

                                      (If yes, describe on Schedule F)
                                                                                                        Yes            No
                                                                                                        [ ]           [x]

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
        Answer all items. Complete amended pages in full, circle amended items and file with execution page (page 1).
----------------------------------------------------------------------------------------------------------------------------

FORM ADV                     -----------------------------------------------------------------------------------------------
PART II - PAGE 6             Applicant:                                       SEC File Number:            Date:

                             AMERICAN UNITED LIFE INSURANCE COMPANY           801 - 8074                  03/21/2008

----------------------------------------------------------------------------------------------------------------------------

11. REVIEW OF ACCOUNTS. If applicant provides investment supervisory services, manages investment advisory account, or holds itself out as providing financial planning or some similarly termed services:

     A.     Describe below the reviews and reviewers of the accounts. FOR REVIEWS, include their frequency, different levels, and triggering factors. FOR REVIEWERS, include the number of reviewers, their titles and functions, instructions they receive from applicant on performing reviews, and number of accounts assigned each.

     AUL AS THE INVESTMENT ADVISOR, IS RESPONSIBLE FOR PROVIDING A CONTINUOUS PROGRAM FOR THE MANAGEMENT OF DAY-TO-DAY
     INVESTMENT OPERATIONS, SUBJECT TO THE OVERALL SUPERVISION OF THE BOARD OF DIRECTORS OF THE ONEAMERICA FUNDS, INC.

     THE FOLLOWING AUL EMPLOYEES REGULARLY PERFORM QUARTERLY REVIEWS OF THE PERFORMANCE AND INVESTMENT OF EACH
     PORTFOLIO FOR THE ONEAMERICA FUND, INC.'S BOARD OF DIRECTORS:

     G. DAVID SAPP, Sr. V.P., INVESTMENTS
     KATHRYN E. HUDSPETH, V.P., EQUITIES
     DAVID WEISENBURGER, ASSISTANT V.P., FIXED INCOME SECURITIES

     SUCH REVIEWS AND BOARD REPORTS USUALLY CONTAIN INFORMATION RELATING TO MARKET ACTIVITY, GENERAL ECONOMIC CONDITIONS,
     AND PERFORMANCE OF THE PORTFOLIO SECURITIES. THE COST OF BROKER COMMISSIONS AND THE INTENDED INVESTMENT STRATEGY BASED
     ON CURRENT CONDITIONS ARE REPORTED ANNUALLY TO THE BOARD.

     B.     Describe below the nature and frequency of regular reports to clients on their accounts.

     SEE ANSWER TO 11A ABOVE

     IBBOTSON REVIEWS THE PORTFOLIO OPTIMIZATION MODELS ON AN ANNUAL BASIS AND UPDATES THE ASSET ALLOCATION
     MODELS. ACCOUNTS ARE UPDATED CONSISTENT WITH THIS ANALYSIS.

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12.  INVESTMENT OR BROKERAGE DISCRETION.

     A.     Does applicant or any related person have authority to determine, without obtaining specific client consent, the:

     (1)    securities to be bought or sold?                                                            Yes           No
                                                                                                        [x]           [ ]

     (2)    amount of securities to be bought or sold?                                                  Yes           No
                                                                                                        [x]           [ ]

     (3)    broker or dealer to be used?                                                                Yes           No
                                                                                                        [x]           [ ]

     (4)    commission rates paid?                                                                      Yes           No
                                                                                                        [x]           [ ]

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        Answer all items. Complete amended pages in full, circle amended items and file with execution page (page 1).
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
FORM ADV                     -----------------------------------------------------------------------------------------------
PART II - PAGE 7             Applicant:                                       SEC File Number:            Date:

                             AMERICAN UNITED LIFE INSURANCE COMPANY           801 - 8074                  03/21/2008
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
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     B.     Does applicant or a related person suggest brokers to clients?
                                                                                                        Yes           No
                                                                                                        [ ]           [x]

     For each yes answer to A describe on Schedule F any limitations on the authority. For each yes to A(3), A(4) or B, describe on Schedule F the factors considered in selecting brokers and determining the reasonableness of their commissions. If the value of products, research and services given to the applicant or a related person is a factor, describe:

     o      the products, research and services

     o      whether clients may pay commissions higher than those obtainable from other brokers in return for those products and services

     o      whether research is used to service all of applicant's accounts or just those accounts paying for it; and

     o      any procedures the applicant used during the last fiscal year to direct client transactions to a particular broker in return for product and research services received.

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13.  ADDITIONAL COMPENSATION.

     Does the applicant or a related person have any arrangements, oral or in writing, where it:

     A.      is paid cash by or receives some economic benefit (including commissions, equipment or non-research services) from a non-client in connection with giving advice to clients?
                                                                                                        Yes           No
                                                                                                        [ ]           [x]

     B.      directly or indirectly compensates any person for client referrals?

                                (For each yes, describe the arrangements on Schedule F.)
                                                                                                        Yes           No
                                                                                                        [ ]           [x]

----------------------------------------------------------------------------------------------------------------------------

14.  BALANCE SHEET. Applicant must provide a balance sheet for the most recent fiscal year on Schedule G if applicant:

     o       has custody of client funds or securities (unless applicant is registered or registering only with the
             Securities and Exchange Commission); or

     o       requires prepayment of more than $500 in fees per client and 6 or more in advance

     Has applicant provided a Schedule G balance sheet?
                                                                                                        Yes           No
                                                                                                        [ ]           [x]

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        Answer all items. Complete amended pages in full, circle amended items and file with execution page (page 1).
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
SCHEDULE F OF                      ----------------------------------------------------------------------------------------
FORM ADV                           Applicant:                                    SEC File Number:          Date:
CONTINUATION SHEET FOR FORM ADV
PART II                            AMERICAN UNITED LIFE INSURANCE COMPANY        801 - 8074                03/21/2008

-----------------------------------------------------------------------------------------------------------------------------
                (Do not use this Schedule as a continuation sheet for Form ADV Part I or any other schedules.)

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
 ITEM OF FORM
  (IDENTIFY)                                                ANSWER
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
II 1.A                 AMERICAN UNITED LIFE INSURANCE COMPANY ("AUL") OFFERS GROUP VARIABLE ANNUITY CONTRACTS
                       TO BE USED IN CONNECTION WITH CERTAIN RETIREMENT PLANS AND INDIVIDUAL VARIABLE ANNUITY
                       AND LIFE CONTRACTS. THESE CONTRACTS PROVIDE FOR THE ACCUMULATION OF VALUES ON A VARIABLE
                       BASIS, FIXED BASIS OR BOTH. CONTRIBUTIONS DESIGNATED TO ACCUMULATE ON A VARIABLE BASIS MAY
                       BE ALLOCATED TO ONE OR MORE OF THE INVESTMENT ACCOUNTS OF THE AUL AMERICAN UNIT TRUST,
                       AUL AMERICAN INDIVIDUAL UNIT TRUST, AUL AMERICAN INDIVIDUAL VARIABLE ANNUITY TRUST AND
                       AUL AMERICAN INDIVIDUAL VARIABLE LIFE ANNUITY UNIT TRUST REGISTERED UNIT INVESTMENT
                       TRUSTS AND SEPARATE ACCOUNTS OF AUL. AUL ACTS AS THE INVESTMENT ADVISOR TO THE
                       ONEAMERICA FUNDS, INC. ("THE FUND"). OTHER MUTUAL FUND SHARES MAY BE PURCHASED BY THE
                       SEPARATE ACCOUNTS FROM MUTUAL FUNDS WHICH HAVE INVESTMENT ADVISORS OTHER THAN AUL.

                       THE FUND AND AUL (THE "ADVISOR") ENTERED INTO AN INVESTMENT ADVISOR AGREEMENT IN
                       1990, ("THE AGREEMENT") WHICH WAS APPROVED BY THE FUND SHAREHOLDERS AND TRUST
                       PARTICIPANTS ON MAY 8, 1991. THEREAFTER, THE AGREEMENT HAS BEEN REVIEWED ANNUALLY BY
                       THE FUND'S BOARD OF DIRECTORS UNLESS OTHERWISE REQUIRED BY FEDERAL SECURITIES LAWS.
                       SUBJECT TO THE OVERALL SUPERVISION OF THE FUND'S BOARD OF DIRECTORS, THE ADVISOR EXERCISES
                       RESPONSIBILITY FOR THE INVESTMENT AND REINVESTMENT OF THE FUND'S ASSETS. THE ADVISOR
                       MANAGES THE DAY-TO-DAY INVESTMENT OPERATIONS OF THE FUND AND THE COMPOSITION OF EACH
                       OF THE PORTFOLIOS, INCLUDING THE PURCHASE, RETENTION AND DISPOSITION OF THE INVESTMENTS,
                       SECURITIES AND CASH CONTAINED THEREIN IN ACCORDANCE WITH EACH PORTFOLIO'S INVESTMENT
                       OBJECTIVES AND POLICIES AS STATED IN THE FUND'S CURRENT PROSPECTUS. THE AGREEMENT WAS
                       LAST APPROVED BY THE BOARD OF DIRECTORS ON FEBRUARY 29, 2008.

                       UNDER THE AGREEMENT, THE ADVISOR IS COMPENSATED FOR ITS SERVICES AT A MONTHLY FEE BASED
                       ON AN ANNUAL PERCENTAGE OF THE AVERAGE DAILY NET ASSETS OF EACH PORTFOLIO. FOR EACH
                       PORTFOLIO, THE FUND PAYS THE ADVISOR A FEE AT AN ANNUAL RATE OF THE PORTFOLIO'S AVERAGE
                       DAILY NET ASSETS OF 0.50 PERCENT FOR THE VALUE, INVESTMENT GRADE BOND AND ASSET DIRECTOR
                       PORTFOLIOS; 0.40 PERCENT FOR THE MONEY MARKET PORTFOLIO; AND 0.70 PERCENT FOR THE SOCIALLY
                       RESPONSIVE PORTFOLIO. THE ADVISOR IS ALSO THE DISTRIBUTOR OF CONTRACTS IN WHICH THE
                       PORTFOLIOS ARE OFFERED. THE ADVISOR IS ENTITLED TO 0.30 PERCENT OF THE AVERAGE DAILY NET
                       ASSETS OF EACH PORTFOLIO'S ADVISOR CLASS SHARES FOR DISTRIBUTION AND SHAREHOLDER SERVICES
                       PROVIDED (12b-1 FEES) TO THE SHAREHOLDERS.

                       THE STATE LIFE INSURANCE COMPANY, ("STATE LIFE") IS A SUBSIDIARY OF ONEAMERICA FINANCIAL
                       PARTNERS, INC. AUL PERFORMS CERTAIN INVESTMENT MANAGEMENT SERVICES FOR AND ON BEHALF OF
                       STATE LIFE AND PURSUANT TO AN AGREEMENT BETWEEN THE TWO (2) COMPANIES.

                       UNDER THE AGREEMENT BETWEEN AUL AND STATE LIFE, AUL PROVIDES A CONTINUOUS INVESTMENT
                       PROGRAM AND IS RESPONSIBLE FOR THE COMPOSITION OF STATE LIFE'S INVESTMENT PORTFOLIO. IN
                       CONSIDERATION THEREOF, STATE LIFE PAYS AUL THIRTEEN (13) BASIS POINTS ANNUALLY BASED UPON
                       STATE LIFE'S MEAN INVESTED ASSETS FOR EACH YEAR THE AGREEMENT REMAINS IN EFFECT. STATE
                       LIFE IS RESPONSIBLE FOR ALL OF THE EXPENSES AND LIABILITIES RELATING TO ITS INVESTMENT
                       PORTFOLIO AND FOR ESTABLISHING THE INVESTMENT OBJECTIVES FOR AUL TO FOLLOW. AUL AGREES TO
                       MAINTAIN AND PRESERVE REQUIRED RECORDS RELATED TO STATE LIFE INVESTMENTS.

                       PIONEER MUTUAL LIFE INSURANCE COMPANY, ("PML") IS A SUBSIDIARY OF ONEAMERICA
                       FINANCIAL PARTNERS, INC. PML PAYS AUL THIRTEEN (13) BASIS POINTS ANNUALLY BASED UPON
                       PML'S MEAN INVESTED ASSETS FOR EACH YEAR.

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                                    (C) 1996 ProFormWare, Inc. (portions of software only)
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
                       MISCELLANEOUS INVESTMENT ADVISORY CLIENTS

                       AUL HAS ENTERED INTO AGREEMENTS WITH MISCELLANEOUS INVESTMENT ADVISORY CLIENTS
                       WHEREBY AUL OFFERS TO THESE ENTITIES CERTAIN PRIVATE PLACEMENT FIXED INCOME INVESTMENTS
                       IN WHICH AUL IS PARTICIPATING. THESE ENTITIES MAINTAIN ULTIMATE DISCRETION IN ALL SECURITIES
                       PURCHASES. THEY PAY AUL AN ANNUAL FEE ON A QUARTERLY BASIS IN ARREARS FOR THE SERVICES
                       RENDERED UNDER THE AGREEMENTS IN THE AMOUNT UP TO TEN (10) BASIS POINTS OF THE
                       OUTSTANDING AGGREGATE PRINCIPAL VALUE OF THE ASSETS HELD AT THE END OF EACH QUARTER WHICH
                       WERE PURCHASED UNDER THIS AGREEMENT.

                       AUL HAS ENTERED INTO A AN AGREEMENT WHEREBY IBBOTSON ASSOCIATES ASSISTS IN PROVIDING
                       ADVICE TO PLAN SPONSORS REGARDING THE INVESTMENT OPTIONS TO BE INCLUDED IN THE PLAN.
                       IBBOTSON REVIEWS THE INVESTMENT OPTIONS ON THE AUL PLATFORM AND PROVIDES QUALITATIVE
                       DATA ON THE INVESTMENT OPTION IN ORDER FOR A PREFERRED LIST OF OPTIONS TO BE CREATED FOR PLAN
                       SPONSORS TO CHOOSE FROM FOR THEIR PARTICIPANTS. AUL WILL CHARGE A MAXIMUM FEE OF $2,000,
                       DEPENDING ON PLAN ASSETS. AUL PAYS IBBOTSON A FLAT FEE OF $125,000 PER YEAR FOR THE SERVICE.

                       PORTFOLIO OPTIMIZATION PROGRAM

                       AUL OFFERS, THROUGH SOME VARIABLE ANNUITY AND VARIABLE LIFE CONTRACTS, ASSET ALLOCATION
                       PROGRAMS THAT MAY CONSTITUTE THE PROVISION OF INVESTMENT ADVICE UNDER SEC RULES.

                       UNDER THESE PROGRAMS, AUL HAS DEVELOPED SEVERAL ASSET ALLOCATIONS MODELS, EACH BASED
                       ON DIFFERENT PROFILES OF AN INVESTOR'S WILLINGNESS TO ACCEPT INVESTMENT RISK. IF THE CLIENT
                       DECIDES TO SUBSCRIBE TO THE PORTFOLIO OPTIMIZATION SERVICE, INITIAL PREMIUMS OR VARIABLE
                       ACCOUNT VALUE, AS APPLICABLE, WILL BE ALLOCATED TO THE INVESTMENT OPTIONS ACCORDING TO THE
                       MODEL SELECTED. SUBSEQUENT PURCHASE PAYMENTS, IF ALLOWED UNDER THE CONTRACT, WILL ALSO
                       BE ALLOCATED ACCORDINGLY.

                       AUL WILL SERVE AS THE INVESTMENT ADVISOR FOR THE SERVICE, WITH ALL ASSOCIATED FIDUCIARY
                       RESPONSIBILITIES, SOLELY FOR PURPOSES OF DEVELOPMENT OF THE PORTFOLIO OPTIMIZATION MODELS
                       AND PERIODIC UPDATES OF THE MODELS. EACH MODEL IS EVALUATED ANNUALLY TO ASSESS WHETHER
                       THE COMBINATION OF INVESTMENT OPTIONS WITHIN THE MODEL SHOULD BE CHANGED TO BETTER
                       OPTIMIZE THE POTENTIAL RETURN FOR THE LEVEL OF RISK TOLERANCE INTENDED FOR THE MODEL. AS A
                       RESULT OF THE PERIODIC ANALYSIS, EACH MODEL MAY CHANGE AND INVESTMENT OPTIONS MAY BE
                       DELETED FROM A MODEL.

                       WHEN AUL UPDATES THE MODELS, IT WILL SEND WRITTEN NOTICE OF THE UPDATED MODELS AT LEAST
                       THIRTY (30) DAYS IN ADVANCE OF THE DATE IT INTENDS THE UPDATED VERSION OF THE MODEL TO BE
                       EFFECTIVE. IF THE CLIENT TAKES NO ACTION, THE VARIABLE ACCOUNT VALUE (OR SUBSEQUENT
                       PREMIUMS, IF APPLICABLE) WILL BE REALLOCATED IN ACCORDANCE WITH THE UPDATED MODEL
                       AUTOMATICALLY. IF THE CLIENT DOES NOT WISH TO ACCEPT THE CHANGES TO THE SELECTED MODEL, THE
                       CLIENT CAN CHANGE TO A DIFFERENT MODEL OR WITHDRAW FROM THE PORTFOLIO OPTIMIZATION
                       SERVICE BY PROVIDING NOTICE TO AUL. SOME OF THE RIDERS AVAILABLE UNDER THE CONTRACT
                       REQUIRE THE CLIENT TO PARTICIPATE IN AN ASSET ALLOCATION SERVICE. IF THE CLIENT PURCHASES ANY
                       OF THESE RIDERS, SUCH RIDERS WILL TERMINATE IF THE CLIENT WITHDRAWS FROM PORTFOLIO
                       OPTIMIZATION OR ALLOCATES ANY PORTION OF THE CLIENT'S SUBSEQUENT PREMIUMS OR ACCOUNT
                       VALUE TO AN INVESTMENT OPTION THAT IS NOT CURRENTLY INCLUDED IN A MODEL (AS FULLY
                       DESCRIBED IN EACH RIDER.)

                       PARTICIPANTS IN GROUP VARIABLE ANNUITIES MAY RECEIVE INVESTMENT ADVICE FROM A THIRD PARTY
                       INVESTMENT ADVICE PROVIDER. THERE IS NO COST TO THE PARTICIPANT WHEN USING THE BASIC
                       INVESTMENT ADVICE SERVICE. AUL MAY ALSO ASSESS AN ACCOUNT MANAGEMENT FEE DIRECTLY
                       AGAINST THE ACCOUNT OF EACH PARTICIPANT WHO UTILIZES THE MORE DETAILED, HANDS-ON MANAGED
                       ACCOUNTS SERVICE. THE FEE FOR THE MANAGED ACCOUNT SERVICES IS A MAXIMUM OF ONE PERCENT OF
                       THE TOTAL ACCOUNT VALUE, PAID IN 0.25 PERCENT QUARTERLY INSTALLMENTS. AUL MAY FORWARD A
                       PORTION OF THE FEE TO THE INVESTMENT ADVICE PROVIDER AND TO THE BROKER AS A FINDER'S FEE.

II 4.A                 APPLICANT'S SECURITY ANALYSIS METHODS INCLUDE QUANTITATIVE MODELING.

II 5.                  IN GENERAL, THE APPLICANT REQUIRES ALL INDIVIDUALS INVOLVED IN DETERMINING OR GIVING
                       INVESTMENT ADVICE HAVE A COLLEGE DEGREE AND APPROXIMATELY 2-3 YEARS OF BUSINESS
                       EXPERIENCE.

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                                    (C) 1996 ProFormWare, Inc. (portions of software only)
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
II 6.                  * OF APPLICANT

                       KENT ADAMS, CFA
                       DOB: 03/11/48
                       EDUCATION: GRADUATE OF INDIANA UNIVERSITY
                       VICE PRESIDENT, FIXED INCOME SECURITIES *01/1992 TO PRESENT

                       MICHAEL I. BULLOCK, CFA
                       DOB: 07/26/62
                       EDUCATION: GRADUATE OF INDIANA UNIVERSITY & BUTLER UNIVERSITY
                       VICE PRESIDENT, PRIVATE PLACEMENTS *11/2004 TO PRESENT
                       ASST. VICE PRESIDENT, MORTGAGE-BACKED SECURITIES *11/2000 TO 11/2004

                       J. SCOTT DAVISON, ChFC
                       DOB: 01/31/64
                       EDUCATION: GRADUATE OF MIDDLEBURY COLLEGE
                       CHIEF FINANCIAL OFFICER *06/2004 TO PRESENT; SENIOR VICE PRESIDENT,
                       STRATEGIC PLANNING AND CORPORATE DEVELOPMENT *07/2002 to 06/2004

                       RICHARD M. ELLERY
                       DOB: 07/25/71
                       EDUCATION: GRADUATE OF PURDUE UNIVERSITY & INDIANA UNIVERSITY SCHOOL OF LAW
                       INVESTMENT ADVISOR CHIEF COMPLIANCE OFFICER *06/2007 TO PRESENT
                       ASSOCIATE GENERAL COUNSEL * 01/2007 TO PRESENT
                       ASSISTANT GENERAL COUNSEL *05/2004 TO 01/2007
                       SENIOR COUNSEL * 11/2001 TO 05/2004

                       ROBERT E. FERGUSON
                       DOB: 03/31/57
                       EDUCATION: GRADUATE OF INDIANA UNIVERSITY & INDIANA UNIVERSITY SCHOOL OF LAW
                       DEPUTY COUNSEL *8/06/2006 TO PRESENT
                       ASSOCIATE GENERAL COUNSEL *08/2004 TO 08/2006
                       ASSISTANT GENERAL COUNSEL *12/1995 TO 08/2004

                       STEVEN T. HOLLAND
                       DOB: 10/10/58
                       EDUCATION: GRADUATE OF MIAMI UNIVERSITY & INDIANA UNIVERSITY
                       V.P., MORTGAGE LOANS *06/1997 TO PRESENT

                       KATHRYN E. HUDSPETH, CFA
                       DOB: 05/09/59
                       EDUCATION: GRADUATE OF INDIANA WESLEYAN & BALL STATE UNIVERSITY
                       VICE PRESIDENT, EQUITIES *11/1994 TO PRESENT

                       ERIK LEIGHTON
                       DOB: 11/24/71
                       EDUCATION: GRADUATE OF DEPAUW UNIVERSITY & BUTLER UNIVERSITY
                       ASST. EQUITY PORTFOLIO MANAGER *07/2006 TO PRESENT
                       SENIOR RESEARCH ANALYST *10/2003 TO 07/2006
                       INVESTMENT RESEARCH ANALYST *08/2001 TO 10/2003

                       JOHN C. MASON, CFA
                       DOB: 08/23/64
                       EDUCATION: GRADUATE OF INDIANA UNIVERSITY
                       VICE PRESIDENT, MARKETABLE CORPORATE BONDS *05/2003 TO PRESENT
                       ASST. VICE PRESIDENT, MARKETABLE CORPORATE BONDS *08/1998 TO 04/2003

                       DAVID C. McCONAHA, CFA
                       DOB: 06/04/1976
                       EDUCATION: GRADUATE OF BALL STATE UNIVERSITY & INDIANA UNIVERSITY
                       RESEARCH ANALYST * 07/2006 TO PRESENT
                       FINANCIAL ANALYST, 07/2004 TO 07/2006 MAGELLAN HEALTH SERVICES
                       REGISTERED REPRESENTATIVE, CHARLES SCHWAB 06/1998 TO 06/2004

                       DAYTON H. MOLENDORP
                       DOB: 04/08/47
                       EDUCATION: GRADUATE OF WESTMAR COLLEGE
                       CHAIRMAN* 02/2007 TO PRESENT
                       PRESIDENT AND CEO* 09/2004 TO PRESENT

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                                    (C) 1996 ProFormWare, Inc. (portions of software only)
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
                       EXECUTIVE VICE PRESIDENT * 02/2003 TO 09/2004
                       DIRECTOR, AUL, *12/2000 - PRESENT

                       G. DAVID SAPP, CFA
                       DOB: 12/03/46
                       EDUCATION: GRADUATE OF INDIANA UNIVERSITY
                       Sr. VICE PRESIDENT INVESTMENTS *01/1992 TO PRESENT

                       MARK A. SCHMAHL, CFA
                       DOB: 08/01/72
                       EDUCATION: GRADUATE OF INDIANA UNIVERSITY
                       RESEARCH ANALYST *06/ 2007 TO PRESENT
                       VICE PRESIDENT, CAPITAL MARKETS UNDERWRITER, FIFTH THIRD BANK 08/2003 TO 06/2007

                       DAVID WEISENBURGER, CFA
                       DOB: 08/10/65
                       EDUCATION: GRADUATE OF UNIVERSITY OF CINCINNATI
                       ASST. V.P., FIXED INCOME SECURITIES *09/2007 TO PRESENT
                       ASST. V.P., SENIOR PORTFOLIO MANAGER, OHIO CASUALTY 04/2006 TO 09/2007
                       MANAGING DIRECTOR, FIXED INCOMES AND DERIVATIVES, SUMMIT INVESTMENT PARTNERS 07/1996
                       TO 04/2006

                       EDWARD ZHOU, CFA
                       DOB: 01/29/71
                       EDUCATION: GRADUATE OF XIAMEN UNIVERSITY & UNIVERSITY OF AKRON
                       SENIOR RESEARCH ANALYST *08/2006 TO PRESENT
                       PRIVATE BUSINESS CONSULTANT 06/2006 TO 07/2006
                       SENIOR INVESTMENT ADVISOR, FORTIS HAITONG INVESTMENT MANAGEMENT 06/2004 TO 05/2006
                       GRADUATE ASSISTANT, BOSTON COLLEGE CARROLL SCHOOL OF MANAGEMENT 09/2003 TO 03/2004

II 7. (A)(B)(C)        AUL IS A STOCK LIFE INSURANCE COMPANY EXISTING UNDER THE LAWS OF THE STATE OF INDIANA. AUL
                       PRIMARILY CONDUCTS A CONVENTIONAL LIFE INSURANCE, HEALTH INSURANCE, ANNUITY BUSINESS AND
                       REINSURANCE. APPLICANT SPENDS APPROXIMATELY 90 PERCENT OF ITS TIME CONDUCTING THESE
                       ACTIVITIES.

                       SEE ANSWER PROVIDED IN II 1.A OF THIS SCHEDULE F.

                       THE BOARD OF DIRECTORS HAS ADOPTED INVESTMENT OBJECTIVES FOR EACH OF THE ONEAMERICA
                       PORTFOLIOS. ADDITIONALLY, THE PORTFOLIOS ARE SUBJECT TO CERTAIN INVESTMENT RESTRICTIONS.
                       NEITHER THE INVESTMENT OBJECTIVES NOR THE INVESTMENT RESTRICTIONS MAY BE CHANGED
                       WITHOUT A MAJORITY VOTE OF THE SHAREHOLDERS OF THE AFFECTED PORTFOLIO WITH THE EXCEPTION OF
                       THE SOCIALLY RESPONSIVE PORTFOLIO WHICH DOES NOT REQUIRE SHAREHOLDER APPROVAL. THE
                       APPLICANT HAS THE AUTHORITY TO DETERMINE, WITHOUT OBTAINING SPECIFIC CLIENT CONSENT, THE
                       AMOUNT AND TYPE OF SECURITIES TO BE BOUGHT OR SOLD, PROVIDED THAT THE INVESTMENT
                       OBJECTIVES AND INVESTMENT RESTRICTIONS ARE FOLLOWED.

                       IN EXECUTING TRANSACTIONS, THE ADVISOR WILL ATTEMPT TO OBTAIN THE BEST EXECUTION FOR A
                       PORTFOLIO TAKING INTO ACCOUNT SUCH FACTORS AS PRICE (INCLUDING THE APPLICABLE BROKERAGE
                       COMMISSION OR DOLLAR SPREAD), SIZE OF ORDER, THE NATURE OF THE MARKET FOR THE SECURITY, THE
                       TIMING OF THE TRANSACTION, THE REPUTATION, EXPERIENCE AND FINANCIAL STABILITY OF THE BROKER-
                       DEALER INVOLVED, THE QUALITY OF THE SERVICE, THE DIFFICULTY OF EXECUTION AND OPERATIONAL
                       FACILITIES OF THE FIRMS INVOLVED, AND THE FIRMS RISK IN POSITIONING A BLOCK OF SECURITIES. IN
                       EFFECTING PURCHASES AND SALES, THE ADVISOR MAY PAY HIGHER COMMISSION RATES THAN THE
                       LOWEST AVAILABLE WHEN THE ADVISOR BELIEVES IT IS REASONABLE TO DO SO IN LIGHT OF THE VALUE OF
                       THE BROKERAGE AND RESEARCH SERVICES PROVIDED BY THE BROKER-DEALER EFFECTING THE
                       TRANSACTION, AS DESCRIBED BELOW.

II 8.C(1)              ONEAMERICA SECURITIES, INC., A REGISTERED BROKER-DEALER AND REGISTERED INVESTMENT
                       ADVISOR LOCATED AT ONE AMERICAN SQUARE, INDIANAPOLIS, IN 46206 IS A WHOLLY OWNED
                       SUBSIDIARY OF AUL AND IS THE DISTRIBUTOR OF ALL REGISTERED PRODUCTS OFFERED BY AUL.

II 8.C(2)              SEE ANSWER PROVIDED IN II 1.A OF THIS SCHEDULE F.

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                                    (C) 1996 ProFormWare, Inc. (portions of software only)
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
II 8.C(3)              SEE ANSWER PROVIDED IN II 1.A OF THIS SCHEDULE F.

II 8.C(9)              SEE ANSWER PROVIDED IN II 1.A OF THIS SCHEDULE F.

II 9.                  THE CODE OF ETHICS HAS BEEN DRAFTED BY THE ADVISOR AND ADOPTED BY THE INVESTMENT
                       COMMITTEE OF THE ADVISOR AND ONEAMERICA FUNDS, INC.

                       IF ANY CLIENT OR PROSPECTIVE CLIENT REQUESTS A COPY OF THE CODE OF ETHICS, A COPY WILL BE
                       DISTRIBUTED TO THEM.

II 9.E                 SOME EQUITY SECURITIES CONSIDERED FOR INVESTMENT BY THE ADVISOR MAY ALSO BE APPROPRIATE
                       FOR THE ADVISOR'S GENERAL ACCOUNT AS WELL AS FOR OTHER ACCOUNTS SERVED BY THE ADVISOR. IF A
                       PURCHASE OR SALE OF EQUITY SECURITIES CONSISTENT WITH THE INVESTMENT POLICIES OF A PORTFOLIO
                       AND ONE OR MORE OF THESE ACCOUNTS SERVED BY THE ADVISOR IS CONSIDERED AT OR ABOUT THE
                       SAME TIME, IT IS THE POLICY OF THE ADVISOR TO AGGREGATE THE TRADES IN ORDER TO ASSIST WITH ITS
                       OBLIGATIONS TO SEEK BEST EXECUTION FOR ITS CLIENTS.

                       IT IS ALSO THE POLICY OF THE ADVISOR NOT TO FAVOR ANY ONE ACCOUNT OR PORTFOLIO OVER ANOTHER IN
                       THE EVENT THAT SECURITY TRADES ARE AGGREGATED. ANY PURCHASE OR SALE ORDERS EXECUTED
                       CONTEMPORANEOUSLY ARE ALLOCATED AT THE AVERAGE PRICE AND AS NEARLY AS PRACTICABLE ON A
                       PRO RATA BASIS IN PROPORTION TO THE AMOUNTS DESIRED TO BE PURCHASED OR SOLD BY EACH
                       ACCOUNT OR PORTFOLIO. HOWEVER, ADDITIONAL FACTORS WILL ALSO BE TAKEN INTO CONSIDERATION
                       WHEN DETERMINING PROPER SHARE ALLOCATION, SO THAT THE FINAL ALLOCATION MAY NOT BE BASED
                       SOLELY ON A PRO RATA CALCULATION. THESE FACTORS INCLUDE BUT ARE NOT LIMITED TO, THE FOLLOWING:

                                  1) PERCENTAGE OF THE TRADE EXECUTED

                                  2) TOTAL NUMBER OF SHARES TRADED

                                  3) CASH FLOW ISSUES FOR EACH PORTFOLIO

                                  4) EQUITY ALLOCATION FOR EACH PORTFOLIO PRIOR TO TRADE EXECUTION

                                  5) TARGETED STOCK ALLOCATION FOR EACH PORTFOLIO PRIOR TO TRADE EXECUTION

                       WHILE IT IS CONCEIVABLE THAT IN CERTAIN INSTANCES THESE PROCEDURES COULD ADVERSELY AFFECT
                       THE PRICE OR NUMBER OF SHARES INVOLVED IN A PARTICULAR PORTFOLIO TRANSACTION, IT IS BELIEVED
                       THAT THESE PROCEDURES GENERALLY CONTRIBUTE TO BETTER OVERALL EXECUTION.

                       THE BOARD OF DIRECTORS HAS ADOPTED INVESTMENT OBJECTIVES FOR EACH OF THE PORTFOLIOS.
                       ADDITIONALLY, THE PORTFOLIOS ARE SUBJECT TO CERTAIN INVESTMENT RESTRICTIONS. NEITHER THE
                       INVESTMENT OBJECTIVES NOR THE INVESTMENT RESTRICTIONS MAY BE CHANGED WITHOUT A
                       MAJORITY VOTE OF THE SHAREHOLDERS OF THE AFFECTIVE PORTFOLIO, WITH THE EXCEPTION OF THE
                       ONEAMERICA SOCIALLY RESPONSIVE PORTFOLIO. THE APPLICANT HAS THE AUTHORITY TO DETERMINE,
                       WITHOUT OBTAINING SPECIFIC CLIENT CONSENT, THE AMOUNT AND TYPE OF SECURITIES TO BE BOUGHT
                       OR SOLD, PROVIDED THAT THE INVESTMENT OBJECTIVES AND INVESTMENT RESTRICTIONS ARE FOLLOWED.

                       IN EXECUTING TRANSACTIONS, THE ADVISOR WILL ATTEMPT TO OBTAIN THE BEST EXECUTION FOR A
                       PORTFOLIO, TAKING INTO ACCOUNT SUCH FACTORS AS PRICE (INCLUDING THE APPLICABLE BROKERAGE
                       COMMISSION OR DOLLAR SPREAD), SIZE OF ORDER, THE NATURE OF THE MARKET FOR THE SECURITY, THE
                       TIMING OF THE TRANSACTION, THE REPUTATION, EXPERIENCE AND FINANCIAL STABILITY OF THE BROKER-
                       DEALER INVOLVED, THE QUALITY OF SERVICE, THE DIFFICULTY OF EXECUTION, THE OPERATIONAL
                       FACILITIES OF THE FIRMS INVOLVED AND THE FIRMS RISK IN POSITIONING A BLOCK OF SECURITIES. IN
                       EFFECTING PURCHASES AND SALES, THE ADVISOR MAY PAY HIGHER COMMISSION RATES THAN THE
                       LOWEST AVAILABLE WHEN THE ADVISOR BELIEVES IT IS REASONABLE TO DO SO IN LIGHT OF THE VALUE OF
                       THE BROKERAGE AND RESEARCH SERVICES PROVIDED BY THE BROKER-DEALER EFFECTING THE
                       TRANSACTION. THE ADVISOR MAY USE RESEARCH SERVICES FOR CLIENTS OTHER THAN THE CLIENT ON
                       WHOSE BEHALF THE RESEARCH WAS ACTUALLY EARNED. WHILE IT IS CONCEIVABLE THAT IN CERTAIN
                       INSTANCES THESE PROCEDURES COULD ADVERSELY AFFECT THE PRICE OR NUMBER OF SHARES INVOLVED
                       IN A PARTICULAR PORTFOLIO TRANSACTION, IT IS BELIEVED THAT THESE PROCEDURES GENERALLY
                       CONTRIBUTE TO BETTER OVERALL EXECUTION.

-----------------------------------------------------------------------------------------------------------------------------
                                    (C) 1996 ProFormWare, Inc. (portions of software only)

-----------------------------------------------------------------------------------------------------------------------------
II 12.A (1) & (2)      THE BOARD OF DIRECTORS HAS ADOPTED INVESTMENT OBJECTIVES FOR EACH OF THE PORTFOLIOS.
                       ADDITIONALLY, THE PORTFOLIOS ARE SUBJECT TO CERTAIN INVESTMENT RESTRICTIONS. NEITHER THE
                       INVESTMENT OBJECTIVES NOR THE INVESTMENT RESTRICTIONS MAY BE CHANGED WITHOUT A
                       MAJORITY VOTE OF THE SHAREHOLDERS OF THE AFFECTIVE PORTFOLIO, WITH THE EXCEPTION OF THE
                       SOCIALLY RESPONSIVE PORTFOLIO WHICH DOES NOT REQUIRE SHAREHOLDER APPROVAL. THE
                       APPLICANT HAS THE AUTHORITY TO DETERMINE, WITHOUT OBTAINING SPECIFIC CLIENT CONSENT, THE
                       AMOUNT AND TYPE OF SECURITIES TO BE BOUGHT OR SOLD, PROVIDED THAT THE INVESTMENT
                       OBJECTIVES AND INVESTMENT RESTRICTIONS ARE FOLLOWED.

II 12.A (3) & (4)      IN EXECUTING TRANSACTIONS, THE ADVISOR WILL ATTEMPT TO OBTAIN THE BEST EXECUTION FOR A
                       PORTFOLIO, TAKING INTO ACCOUNT BELIEVES IT IS REASONABLE TO DO SO IN LIGHT OF THE VALUE OF
                       THE BROKERAGE AND RESEARCH SERVICES SUCH FACTORS AS PRICE (INCLUDING THE APPLICABLE
                       BROKERAGE COMMISSION OR DOLLAR SPREAD), SIZE OF ORDER, THE NATURE OF THE MARKET FOR THE
                       SECURITY, THE TIMING OF THE TRANSACTION, THE REPUTATION, EXPERIENCE AND FINANCIAL STABILITY
                       OF THE BROKER-DEALER INVOLVED, THE QUALITY OF SERVICE, THE DIFFICULTY OF EXECUTION, THE
                       OPERATIONAL FACILITIES OF THE FIRMS INVOLVED AND THE FIRMS RISK IN POSITIONING A BLOCK OF
                       SECURITIES.

                       IN EFFECTING PURCHASES AND SALES, THE ADVISOR MAY PAY HIGHER COMMISSION RATES THAN THE
                       LOWEST AVAILABLE WHEN THE ADVISOR PROVIDED BY THE BROKER.

-----------------------------------------------------------------------------------------------------------------------------
                 Complete amended pages in full, circle amended items and file with execution page (page 1).
-----------------------------------------------------------------------------------------------------------------------------
                                    (C) 1996 ProFormWare, Inc. (portions of software only)

--------------------------------------------------------------------------------

No dealer, salesman or any other person is authorized by the Individual Variable Life Unit Trust or by AUL to give any information or to make any representation other than as contained in this Prospectus in connection with the offering described herein.

The Statement of Additional Information contains additional information about the Variable Account and AUL. To learn more about the Contract, you should read the Statement of Additional Information dated the same date as this Prospectus. The Table of Contents for the Statement of Additional Information appears on the last page of this Prospectus. For a free copy of the Statement of Additional Information please call 1-800-863-9354 or write to AUL at One American Square, P.O. Box 7127, Indianapolis, Indiana 46206-7127.

The Statement of Additional Information has been filed with the SEC and is incorporated by reference into this Prospectus and is legally a part of this Prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the Statement of Additional Information and other information about AUL and the Contract. Information about AUL and the Contract (including the Statement of Additional Information) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 2059-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at
(202) 942-8090.

The products described herein are not insured by the Federal Deposit Insurance Corporation; are not deposits or other obligations of the financial institution and are not guaranteed by the financial institution; and are subject to investment risks, including possible loss of the principal invested.

Investment Company Act of 1940 Registration File No. 811-08311

--------------------------------------------------------------------------------

                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST

      FLEXIBLE PREMIUM VARIABLE ADJUSTABLE UNIVERSAL LIFE INSURANCE POLICY


                                     SOLD BY

                                 AMERICAN UNITED

                             LIFE INSURANCE COMPANY(R)

                        ONE AMERICAN SQUARE, P.O. BOX 7127

                           INDIANAPOLIS, INDIANA 46282

                                   PROSPECTUS

                               Dated: January 5, 2009

--------------------------------------------------------------------------------

  This prospectus must be preceded or accompanied by current prospectuses for the underlying investment options.

  Variable Universal Life Policies issued by American United Life Insurance Company(R) (AUL) are distributed by OneAmerica Securities, Inc., member FINRA, SIPC, a wholly-owned subsidiary of AUL.

[LOGO OF AUL]                    American United Life Insurance Company(R)
  AUL                            One American Square, P.O. Box 7127
  A ONEAMERICA(R)                Indianapolis, IN 46206-7127
  FINANCIAL PARTNER              www.oneamerica.com

(C) 2008 American United Life Insurance Company(R). All rights reserved. OneAmerica(TM) and the OneAmerica banner are all trademarks of OneAmerica Financial Partners, Inc.

                                                   Form No. 3-14337H   (11/08)


                     STATEMENT OF ADDITIONAL INFORMATION FOR

                              AMERICAN ACCUMULATOR

                     AUL INDIVIDUAL VARIABLE LIFE UNIT TRUST

      FLEXIBLE PREMIUM VARIABLE ADJUSTABLE UNIVERSAL LIFE INSURANCE POLICY


                              DATED January 5, 2009


                                  SPONSORED BY:

                    AMERICAN UNITED LIFE INSURANCE COMPANY(R)

             [LOGO OF ONEAMERICA] A ONEAMERICA(R) FINANCIAL PARTNER

                           ONEAMERICA(R) P.O. BOX 7127

                        INDIANAPOLIS, INDIANA 46206-7127

                       STATEMENT OF ADDITIONAL INFORMATION





                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST

      FLEXIBLE PREMIUM VARIABLE ADJUSTABLE UNIVERSAL LIFE INSURANCE POLICY
                              AMERICAN ACCUMULATOR


                                     SOLD BY


                     AMERICAN UNITED LIFE INSURANCE COMPANY(R)

                         ONE AMERICAN SQUARE, P.O. BOX 7127


                          INDIANAPOLIS, INDIANA 46282

                        1-800-837-6442 - www.oneamerica.com



This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for the Flexible Premium Adjustable Variable Life policies dated January 5, 2009.

A Prospectus is available without charge by calling the number listed above or by writing to the address listed above.

                     TABLE OF CONTENTS




Description                                          Page


GENERAL INFORMATION AND HISTORY ...................     3
DISTRIBUTION OF CONTRACTS .........................     3
CUSTODY OF ASSETS .................................     3
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .....     3
FINANCIAL STATEMENTS ..............................     3


                         GENERAL INFORMATION AND HISTORY


For a general description of AUL and AUL American Individual Variable Life Unit

Trust (the "Variable Account"), see the section entitled "Information about AUL,

The Variable Account, and The Funds" in the Prospectus.


                            DISTRIBUTION OF CONTRACTS


OneAmerica Securities, Inc. is the Principal Underwriter and the Distributor for the variable life contracts (the "Contracts") described in the Prospectus and in this statement of Additional Information. It's principal business address is the same as the Depositor's. OneAmerica Securities, Inc. is a wholly owned subsidiary of AUL and is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. The Contracts are currently being sold in a continuous offering. While AUL does not anticipate discontinuing the offering of the Contracts, it reserves the right to do so. The Contracts are sold by registered representatives of OneAmerica Securities, Inc., who are also licensed insurance agents.


AUL also has sales agreements with various broker-dealers under which the Contracts will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable life contracts. The broker-dealers are required to be registered with the SEC and members of the Financial Industry Regulation Authority, ("FINRA").



OneAmerica Securities serves as the Principal Underwriter without compensation from the Variable Account.


                                CUSTODY OF ASSETS


The assets of the Variable Account are held by AUL. The assets are kept physically segregated and are held separate and apart from the assets of other separate accounts of AUL and from AUL's General Account assets. AUL maintains records of all purchases and redemptions of shares of the Funds offered hereunder.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The combined balance sheets for OneAmerica Financial Partners, Inc. at December 31, 2007 and 2006 and the related combined statements of operations, changes in shareholder's equity and comprehensive income and statements of cash flows for the years then ended December 31, 2007, December 31, 2006 and December 31, 2005, appearing herein have been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS
                          FINANCIALS OF THE REGISTRANT


The financial statements of the AUL American Individual Variable Life Unit Trust
as  of  December  31,  2007  are  included  in  this   Statement  of  Additional
Information.

A MESSAGE FROM
THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF
AMERICAN UNITED LIFE INSURANCE COMPANY(R)

TO PARTICIPANTS IN AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST

The year 2007 can be described as a year of disappointments, surprises and increased volatility. The topic of every conversation seemed to focus on the subprime mortgage meltdown. As the year progressed, it also became apparent that the deteriorating credit situation was having a negative impact on consumer spending. This, in turn, has threatened to drag the U.S. economy into a recession.

The first half of 2007 provided attractive stock market gains with the Dow Jones Industrial Average (DJIA) breaking above two price level milestones - 13000 and 14000. But worries about the housing crisis and the potential for a U.S. recession caused increased pressure on stock prices in the second half of the year. Although the broad market indices ended the year in positive territory, the DJIA experienced its first formal correction since 2003 by declining 10 percent from its October peak.

By late summer, the world of fixed income finance had also changed materially. Words like "subprime", "collateralized" and "structured securities" were being uttered on trading desks and in boardrooms across America. Rumors abounded, enormous write-downs were taken, and CEOs "resigned." As a result of this increased risk aversion, Treasury securities provided superior returns within the bond market and also outperformed the S&P 500.

During 2008, we can expect a continuation of the heightened volatility that became commonplace in 2007. The Federal Reserve intervened by lowering the federal funds rate 225 basis points since last August. Congress has also crafted an economic stimulus package targeted primarily to individuals and corporations. Unfortunately, it is too early to determine the effectiveness of these efforts. As a result, we believe the investment environment will remain challenging in the current year.

In closing, American United Life Insurance Company(R) remains committed to serving your investment needs. We appreciate your continued confidence and support.

                                Dayton H. Molendorp, CLU
                                Chairman, President & Chief Executive Officer of American United Life Insurance Company(R)
Indianapolis, Indiana
February 28, 2008

             Report of Independent Registered Public Accounting Firm

The Contract Owners of
AUL American Individual Variable Life Unit Trust and
Board of Directors of
American United Life Insurance Company:

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the subaccounts constituting AUL American Individual Variable Life Unit Trust (the "Trust") at December 31,2007, the results of each of their operations, the changes in each of their net assets and the financial highlights for each of the applicable periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31,2007 by correspondence with the mutual funds, provide a reasonable basis for our opinion.


/S/ PricewaterhouseCooper LLP

Indianapolis, Indiana
April 25, 2008

                AUL American Individual Variable Life Unit Trust
                                OneAmerica Funds
                                      Value

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $   12,443,171    $   12,054,593           502,065
Receivables: investments sold               11,059    ==============    ==============
Payables: investments redeemed                 -
                                    --------------
Net assets                          $   12,454,230
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                        12,454,230         1,053,114    $        11.83

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      194,559
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                194,559
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                    442,128
   Realized gain distributions                                                 777,946
   Net change in unrealized appreciation (depreciation)                     (1,019,456)
                                                                        --------------
   Net gain (loss)                                                             200,618
                                                                        --------------
Increase (decrease) in net assets from operations                       $      395,177
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    194,559   $    163,685
   Net realized gain (loss)                                     442,128        324,942
   Realized gain distributions                                  777,946        756,398
   Net change in unrealized appreciation
      (depreciation)                                         (1,019,456)        99,612
                                                           ------------   ------------
Increase (decrease) in net assets from operations               395,177      1,344,637
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                   2,526,291      3,310,173
   Cost of units redeemed                                    (1,712,973)    (1,672,912)
   Account charges                                             (675,284)      (602,343)
                                                           ------------   ------------
   Increase (decrease)                                          138,034      1,034,918
                                                           ------------   ------------
Net increase (decrease)                                         533,211      2,379,555
Net assets, beginning                                        11,921,019      9,541,464
                                                           ------------   ------------
Net assets, ending                                         $ 12,454,230   $ 11,921,019
                                                           ============   ============
Units sold                                                      225,112        309,885
Units redeemed                                                 (215,796)      (214,926)
                                                           ------------   ------------
Net increase (decrease)                                           9,316         94,959
Units outstanding, beginning                                  1,043,798        948,839
                                                           ------------   ------------
Units outstanding, ending                                     1,053,114      1,043,798
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $ 17,346,959
Cost of units redeemed                                                      (6,780,888)
Account charges                                                             (2,732,408)
Net investment income (loss)                                                   706,613
Net realized gain (loss)                                                     1,028,308
Realized gain distributions                                                  2,497,068
Net change in unrealized appreciation (depreciation)                           388,578
                                                                          ------------
                                                                          $ 12,454,230
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $    11.83      $     1,053        $   12,454                N/A               3.6%
12/31/06            11.42            1,044            11,921                N/A              13.5%
12/31/05            10.06              948             9,541                N/A               9.9%
12/31/04             9.15              862             7,885                N/A              14.9%
12/31/03             7.96              569             4,531                N/A              36.5%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              1.6%
12/31/06              1.5%
12/31/05              1.2%
12/31/04              0.9%
12/31/03              1.0%

                AUL American Individual Variable Life Unit Trust
                                OneAmerica Funds
                                  Money Market

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    4,277,563    $    4,277,563         4,275,447
Receivables: investments sold                  -      ==============    ==============
Payables: investments redeemed              (4,030)
                                    --------------
Net assets                          $    4,273,533
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         4,273,533         3,113,520    $         1.37

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      203,482
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                203,482
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                        -
   Realized gain distributions                                                     -
   Net change in unrealized appreciation (depreciation)                            -
                                                                        --------------
   Net gain (loss)                                                                 -
                                                                        --------------
Increase (decrease) in net assets from operations                       $      203,482
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    203,482   $    165,010
   Net realized gain (loss)                                         -              -
   Realized gain distributions                                      -              -
   Net change in unrealized appreciation
      (depreciation)                                                -              -
                                                           ------------   ------------
Increase (decrease) in net assets from operations               203,482        165,010
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                   7,589,840      9,141,962
   Cost of units redeemed                                    (7,662,144)    (7,534,800)
   Account charges                                             (245,006)      (404,702)
                                                           ------------   ------------
   Increase (decrease)                                         (317,310)     1,202,460
                                                           ------------   ------------
Net increase (decrease)                                        (113,828)     1,367,470
Net assets, beginning                                         4,387,361      3,019,891
                                                           ------------   ------------
Net assets, ending                                         $  4,273,533   $  4,387,361
                                                           ============   ============
Units sold                                                    5,749,331      8,009,720
Units redeemed                                               (5,957,229)    (7,100,130)
                                                           ------------   ------------
Net increase (decrease)                                        (207,898)       909,590
Units outstanding, beginning                                  3,321,418      2,411,828
                                                           ------------   ------------
Units outstanding, ending                                     3,113,520      3,321,418
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $ 51,965,978
Cost of units redeemed                                                     (46,475,595)
Account charges                                                             (1,862,783)
Net investment income (loss)                                                   645,933
Net realized gain (loss)                                                           -
Realized gain distributions                                                        -
Net change in unrealized appreciation (depreciation)                               -
                                                                          ------------
                                                                          $  4,273,533
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     1.37      $     3,114        $    4,274                N/A               4.6%
12/31/06             1.31            3,350             4,387                N/A               4.8%
12/31/05             1.25            2,416             3,020                N/A               2.5%
12/31/04             1.22            2,584             3,152                N/A               0.8%
12/31/03             1.21            3,076             3,722                N/A               0.8%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07                   4.7%
12/31/06                   4.5%
12/31/05                   2.7%
12/31/04                   0.9%
12/31/03                   0.6%

                AUL American Individual Variable Life Unit Trust
                                OneAmerica Funds
                              Investment Grade Bond

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    5,434,405    $    5,525,318           506,939
Receivables: investments sold               85,887    ==============    ==============
Payables: investments redeemed              (2,263)
                                    --------------
Net assets                          $    5,518,029
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         5,518,029           666,297    $         8.28

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      258,762
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                258,762
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                     (1,365)
   Realized gain distributions                                                     -
   Net change in unrealized appreciation (depreciation)                         60,414
                                                                        --------------
   Net gain (loss)                                                              59,049
                                                                        --------------
Increase (decrease) in net assets from operations                       $      317,811
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    258,762   $    205,341
   Net realized gain (loss)                                      (1,365)       (21,659)
   Realized gain distributions                                      -              -
   Net change in unrealized appreciation
      (depreciation)                                             60,414        (38,541)
                                                           ------------   ------------
Increase (decrease) in net assets from operations               317,811        145,141
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                   1,931,053        826,241
   Cost of units redeemed                                      (515,837)      (821,518)
   Account charges                                             (241,718)      (206,271)
                                                           ------------   ------------
   Increase (decrease)                                        1,173,498       (201,548)
                                                           ------------   ------------
Net increase (decrease)                                       1,491,309        (56,407)
Net assets, beginning                                         4,026,720      4,083,127
                                                           ------------   ------------
Net assets, ending                                         $  5,518,029   $  4,026,720
                                                           ============   ============
Units sold                                                      248,647        112,077
Units redeemed                                                  (99,561)      (139,457)
                                                           ------------   ------------
Net increase (decrease)                                         149,086        (27,380)
Units outstanding, beginning                                    517,211        544,591
                                                           ------------   ------------
Units outstanding, ending                                       666,297        517,211
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                $   11,582,018
Cost of units redeemed                                                      (5,866,131)
Account charges                                                             (1,300,019)
Net investment income (loss)                                                 1,133,532
Net realized gain (loss)                                                        57,045
Realized gain distributions                                                      2,497
Net change in unrealized appreciation (depreciation)                           (90,913)
                                                                        --------------
                                                                        $    5,518,029
                                                                        ==============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     8.28      $       666        $    5,518                N/A               6.4%
12/31/06             7.78              517             4,027                N/A               3.8%
12/31/05             7.50              544             4,083                N/A               2.2%
12/31/04             7.34              518             3,803                N/A               4.1%
12/31/03             7.05              485             3,420                N/A               4.9%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07                      5.5%
12/31/06                      5.1%
12/31/05                      4.1%
12/31/04                      3.6%
12/31/03                      4.5%

                AUL American Individual Variable Life Unit Trust
                                OneAmerica Funds
                                 Asset Director

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    9,976,154    $    9,414,440           537,324
Receivables: investments sold                7,138    ==============    ==============
Payables: investments redeemed              (3,038)
                                    --------------
Net assets                          $    9,980,254
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         9,980,254           901,856    $        11.07

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      248,628
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                248,628
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                    399,364
   Realized gain distributions                                                 306,044
   Net change in unrealized appreciation (depreciation)                       (451,109)
                                                                        --------------
   Net gain (loss)                                                             254,299
                                                                        --------------
Increase (decrease) in net assets from operations                       $      502,927
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    248,628   $    220,955
   Net realized gain (loss)                                     399,364        288,415
   Realized gain distributions                                  306,044        390,199
   Net change in unrealized appreciation
      (depreciation)                                           (451,109)        38,348
                                                           ------------   ------------
Increase (decrease) in net assets from operations               502,927        937,917
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                   1,349,021      2,095,874
   Cost of units redeemed                                    (1,308,377)    (1,301,850)
   Account charges                                             (511,354)      (478,134)
                                                           ------------   ------------
   Increase (decrease)                                         (470,710)       315,890
                                                           ------------   ------------
Net increase (decrease)                                          32,217      1,253,807
Net assets, beginning                                         9,948,037      8,694,230
                                                           ------------   ------------
Net assets, ending                                         $  9,980,254   $  9,948,037
                                                           ============   ============
Units sold                                                      146,294        212,683
Units redeemed                                                 (188,825)      (180,698)
                                                           ------------   ------------
Net increase (decrease)                                         (42,531)        31,985
Units outstanding, beginning                                    944,387        912,402
                                                           ------------   ------------
Units outstanding, ending                                       901,856        944,387
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $ 14,915,140
Cost of units redeemed                                                      (6,449,477)
Account charges                                                             (2,359,635)
Net investment income (loss)                                                   977,724
Net realized gain (loss)                                                       958,288
Realized gain distributions                                                  1,376,500
Net change in unrealized appreciation (depreciation)                           561,714
                                                                          ------------
                                                                          $  9,980,254
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $    11.07      $       902        $    9,980                N/A               5.1%
12/31/06            10.53              945             9,948                N/A              10.5%
12/31/05             9.53              912             8,694                N/A               7.7%
12/31/04             8.85              915             8,094                N/A              11.6%
12/31/03             7.93              680             5,393                N/A              27.5%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07                      2.5%
12/31/06                      2.4%
12/31/05                      1.8%
12/31/04                      1.9%
12/31/03                      2.1%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                 VIP High Income

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    1,404,768    $    1,509,670           234,398
Receivables: investments sold                  653    ==============    ==============
Payables: investments redeemed              (3,722)
                                    --------------
Net assets                          $    1,401,699
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         1,401,699           246,852    $         5.68

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      117,316
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                117,316
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                        328
   Realized gain distributions                                                     -
   Net change in unrealized appreciation (depreciation)                        (76,854)
                                                                        --------------
   Net gain (loss)                                                             (76,526)
                                                                        --------------
Increase (decrease) in net assets from operations                       $       40,790
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    117,316   $    104,276
   Net realized gain (loss)                                         328         23,182
   Realized gain distributions                                      -              -
   Net change in unrealized appreciation
      (depreciation)                                            (76,854)        18,971
                                                           ------------   ------------
Increase (decrease) in net assets from operations                40,790        146,429
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                     198,168        510,739
   Cost of units redeemed                                      (188,825)      (638,566)
   Account charges                                              (79,166)       (91,968)
                                                           ------------   ------------
   Increase (decrease)                                          (69,823)      (219,795)
                                                           ------------   ------------
Net increase (decrease)                                         (29,033)       (73,366)
Net assets, beginning                                         1,430,732      1,504,098
                                                           ------------   ------------
Net assets, ending                                         $  1,401,699    $ 1,430,732
                                                           ============   ============
Units sold                                                       47,117        114,660
Units redeemed                                                  (59,301)      (158,481)
                                                           ------------   ------------
Net increase (decrease)                                         (12,184)       (43,821)
Units outstanding, beginning                                    259,036        302,857
                                                           ------------   ------------
Units outstanding, ending                                       246,852        259,036
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $  3,304,677
Cost of units redeemed                                                      (1,772,327)
Account charges                                                               (510,730)
Net investment income (loss)                                                   649,801
Net realized gain (loss)                                                      (164,820)
Realized gain distributions                                                        -
Net change in unrealized appreciation (depreciation)                          (104,902)
                                                                          ------------
                                                                          $  1,401,699
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     5.68      $       247        $    1,402                N/A               2.9%
12/31/06             5.52              259             1,431                N/A              11.1%
12/31/05             4.97              303             1,504                N/A               2.7%
12/31/04             4.84              252             1,222                N/A               9.8%
12/31/03             4.41              197               867                N/A              27.1%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07               8.3%
12/31/06               7.1%
12/31/05              15.2%
12/31/04               7.1%
12/31/03               5.9%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                   VIP Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    6,673,668    $    4,408,198           147,949
Receivables: investments sold                4,372    ==============    ==============
Payables: investments redeemed              (2,597)
                                    --------------
Net assets                          $    6,675,443
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         6,675,443           792,894    $         8.42

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $       50,314
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                 50,314
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                    138,847
   Realized gain distributions                                                   5,463
   Net change in unrealized appreciation (depreciation)                      1,270,108
                                                                        --------------
   Net gain (loss)                                                           1,414,418
                                                                        --------------
Increase (decrease) in net assets from operations                       $    1,464,732
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $     50,314   $     22,623
   Net realized gain (loss)                                     138,847        (34,386)
   Realized gain distributions                                    5,463            -
   Net change in unrealized appreciation
      (depreciation)                                          1,270,108        379,748
                                                           ------------   ------------
Increase (decrease) in net assets from operations             1,464,732        367,985
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                     871,470        993,709
   Cost of units redeemed                                      (917,647)    (1,237,823)
   Account charges                                             (377,508)      (390,475)
                                                           ------------   ------------
   Increase (decrease)                                         (423,685)      (634,589)
                                                           ------------   ------------
Net increase (decrease)                                       1,041,047       (266,604)
Net assets, beginning                                         5,634,396      5,901,000
                                                           ------------   ------------
Net assets, ending                                         $  6,675,443   $  5,634,396
                                                           ============   ============
Units sold                                                      133,843        187,438
Units redeemed                                                 (190,630)      (288,617)
                                                           ------------   ------------
Net increase (decrease)                                         (56,788)      (101,179)
Units outstanding, beginning                                    849,682        950,861
                                                           ------------   ------------
Units outstanding, ending                                       792,895        849,682
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $ 16,783,552
Cost of units redeemed                                                      (7,751,482)
Account charges                                                             (3,516,723)
Net investment income (loss)                                                   422,620
Net realized gain (loss)                                                    (1,803,029)
Realized gain distributions                                                    275,036
Net change in unrealized appreciation (depreciation)                         2,265,469
                                                                          ------------
                                                                          $  6,675,443
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     8.42      $       793        $    6,675                N/A              27.0%
12/31/06             6.63              850             5,634                N/A               6.8%
12/31/05             6.21              950             5,901                N/A               5.8%
12/31/04             5.87              988             5,797                N/A               3.5%
12/31/03             5.67              901             5,107                N/A              32.8%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.8%
12/31/06              0.4%
12/31/05              0.5%
12/31/04              0.2%
12/31/03              0.3%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                  VIP Overseas

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    5,546,466    $    4,706,625           219,194
Receivables: investments sold                5,821    ==============    ==============
Payables: investments redeemed              (2,290)
                                    --------------
Net assets                          $    5,549,997
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         5,549,997           592,563    $         9.37

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      180,200
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                180,200
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                    638,057
   Realized gain distributions                                                 356,821
   Net change in unrealized appreciation (depreciation)                       (303,888)
                                                                        --------------
   Net gain (loss)                                                             690,990
                                                                        --------------
Increase (decrease) in net assets from operations                       $      871,190
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    180,200   $     30,306
   Net realized gain (loss)                                     638,057        121,744
   Realized gain distributions                                  356,821         21,068
   Net change in unrealized appreciation
      (depreciation)                                           (303,888)       544,121
                                                           ------------   ------------
Increase (decrease) in net assets from operations               871,190        717,239
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                   2,052,354      2,168,118
   Cost of units redeemed                                    (2,179,406)      (685,424)
   Account charges                                             (311,437)      (266,880)
                                                           ------------   ------------
   Increase (decrease)                                         (438,489)     1,215,814
                                                           ------------   ------------
Net increase (decrease)                                         432,701      1,933,053
Net assets, beginning                                         5,117,296      3,184,243
                                                           ------------   ------------
Net assets, ending                                         $  5,549,997   $  5,117,296
                                                           ============   ============
Units sold                                                      257,013        340,698
Units redeemed                                                 (305,398)      (170,689)
                                                           ------------   ------------
Net increase (decrease)                                         (48,385)       170,009
Units outstanding, beginning                                    640,948        470,939
                                                           ------------   ------------
Units outstanding, ending                                       592,563        640,948
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $ 15,185,705
Cost of units redeemed                                                     (10,929,948)
Account charges                                                             (1,008,958)
Net investment income (loss)                                                   272,175
Net realized gain (loss)                                                       769,779
Realized gain distributions                                                    421,403
Net change in unrealized appreciation (depreciation)                           839,841
                                                                          ------------
                                                                          $  5,549,997
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     9.37      $       593        $    5,550                N/A              17.4%
12/31/06             7.98              641             5,117                N/A              18.0%
12/31/05             6.76              471             3,184                N/A              19.0%
12/31/04             5.68              338             1,919                N/A              13.6%
12/31/03             5.00              135               676                N/A              43.3%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              3.4%
12/31/06              0.7%
12/31/05              0.6%
12/31/04              0.8%
12/31/03              0.6%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                VIP Asset Manager

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    2,343,291    $    1,969,536           141,431
Receivables: investments sold                  297    ==============    ==============
Payables: investments redeemed                 -
                                    --------------
Net assets                          $    2,343,588
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         2,343,588           292,838    $         8.00

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      138,936
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                138,936
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                     39,402
   Realized gain distributions                                                  63,350
   Net change in unrealized appreciation (depreciation)                         84,235
                                                                        --------------
   Net gain (loss)                                                             186,987
                                                                        --------------
Increase (decrease) in net assets from operations                       $      325,923
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    138,936   $     60,124
   Net realized gain (loss)                                      39,402         14,157
   Realized gain distributions                                   63,350            -
   Net change in unrealized appreciation
     (depreciation)                                              84,235         79,134
                                                           ------------   ------------
Increase (decrease) in net assets from operations               325,923        153,415
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                     208,664        271,779
   Cost of units redeemed                                      (291,034)      (289,896)
   Account charges                                             (134,273)      (133,483)
                                                           ------------   ------------
   Increase (decrease)                                         (216,643)      (151,600)
                                                           ------------   ------------
Net increase (decrease)                                         109,280          1,815
Net assets, beginning                                         2,234,308      2,232,493
                                                           ------------   ------------
Net assets, ending                                         $  2,343,588   $  2,234,308
                                                           ============   ============
Units sold                                                       31,065         41,611
Units redeemed                                                  (60,694)       (64,923)
                                                           ------------   ------------
Net increase (decrease)                                         (29,629)       (23,312)
Units outstanding, beginning                                    322,467        345,779
                                                           ------------   ------------
Units outstanding, ending                                       292,838        322,467
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $  5,069,317
Cost of units redeemed                                                      (2,479,173)
Account charges                                                             (1,052,197)
Net investment income (loss)                                                   573,845
Net realized gain (loss)                                                      (224,924)
Realized gain distributions                                                     82,965
Net change in unrealized appreciation (depreciation)                           373,755
                                                                          ------------
                                                                          $  2,343,588
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     8.00      $       293        $    2,344                N/A              15.5%
12/31/06             6.93              322             2,234                N/A               7.3%
12/31/05             6.46              346             2,232                N/A               4.0%
12/31/04             6.21              370             2,297                N/A               5.6%
12/31/03             5.88              355             2,086                N/A              17.8%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              6.1%
12/31/06              2.7%
12/31/05              2.7%
12/31/04              2.6%
12/31/03              3.2%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                  VIP Index 500

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $   15,663,672    $   12,171,784            95,684
Receivables: investments sold               30,438    ==============    ==============
Payables: investments redeemed                 -
                                    --------------
Net assets                          $   15,694,110
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                        15,694,110         2,070,526    $         7.58

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      563,467
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                563,467
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                    287,586
   Realized gain distributions                                                     -
   Net change in unrealized appreciation (depreciation)                        (67,496)
                                                                        --------------
   Net gain (loss)                                                             220,090
                                                                        --------------
Increase (decrease) in net assets from operations                       $      783,557
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    563,467   $    219,660
   Net realized gain (loss)                                     287,586         67,522
   Realized gain distributions                                      -              -
   Net change in unrealized appreciation
      (depreciation)                                            (67,496)     1,715,562
                                                           ------------   ------------
Increase (decrease) in net assets from operations               783,557      2,002,744
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                   2,792,368      2,714,165
   Cost of units redeemed                                    (1,954,068)    (1,575,639)
   Account charges                                             (870,735)      (794,706)
                                                           ------------   ------------
   Increase (decrease)                                          (32,435)       343,820
                                                           ------------   ------------
Net increase (decrease)                                         751,122      2,346,564
Net assets, beginning                                        14,942,988     12,596,424
                                                           ------------   ------------
Net assets, ending                                         $ 15,694,110   $ 14,942,988
                                                           ============   ============
Units sold                                                      385,959        418,467
Units redeemed                                                 (394,167)      (367,592)
                                                           ------------   ------------
Net increase (decrease)                                          (8,208)        50,875
Units outstanding, beginning                                  2,078,734      2,027,859
                                                           ------------   ------------
Units outstanding, ending                                     2,070,526      2,078,734
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $   29,288,894
Cost of units redeemed                                                       (12,499,993)
Account charges                                                               (5,366,672)
Net investment income (loss)                                                   1,383,300
Net realized gain (loss)                                                        (603,307)
Realized gain distributions                                                          -
Net change in unrealized appreciation (depreciation)                           3,491,888
                                                                          --------------
                                                                          $   15,694,110
                                                                          ==============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     7.58      $     2,067        $   15,665                 N/A              5.4%
12/31/06             7.19            2,079            14,943                 N/A             15.8%
12/31/05             6.21            2,028            12,596                 N/A              4.7%
12/31/04             5.93            1,849            10,966                 N/A             10.6%
12/31/03             5.36            1,643             8,809                 N/A             28.5%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              3.7%
12/31/06              1.6%
12/31/05              1.7%
12/31/04              1.2%
12/31/03              1.4%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                VIP Equity-Income

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    5,985,239    $    6,095,401           250,345
Receivables: investments sold                  -      ==============    ==============
Payables: investments redeemed                (224)
                                    --------------
Net assets                          $    5,985,015
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         5,985,015           697,155    $         8.58

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      113,004
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                113,004
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                    318,529
   Realized gain distributions                                                 498,370
   Net change in unrealized appreciation (depreciation)                       (815,295)
                                                                        --------------
   Net gain (loss)                                                               1,604
                                                                        --------------
Increase (decrease) in net assets from operations                       $      114,608
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    113,004   $    182,473
   Net realized gain (loss)                                     318,529         61,560
   Realized gain distributions                                  498,370        670,212
   Net change in unrealized appreciation
      (depreciation)                                           (815,295)       114,285
                                                           ------------   ------------
Increase (decrease) in net assets from operations               114,608      1,028,530
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                   1,408,927      1,588,648
   Cost of units redeemed                                    (1,504,808)      (738,189)
   Account charges                                             (354,371)      (316,574)
                                                           ------------   ------------
   Increase (decrease)                                         (450,252)       533,885
                                                           ------------   ------------
Net increase (decrease)                                        (335,644)     1,562,415
Net assets, beginning                                         6,320,659      4,758,244
                                                           ------------   ------------
Net assets, ending                                         $  5,985,015   $  6,320,659
                                                           ============   ============
Units sold                                                      167,873        211,881
Units redeemed                                                 (218,238)      (140,737)
                                                           ------------   ------------
Net increase (decrease)                                         (50,365)        71,144
Units outstanding, beginning                                    747,520        676,376
                                                           ------------   ------------
Units outstanding, ending                                       697,155        747,520
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $ 10,079,556
Cost of units redeemed                                                      (4,458,970)
Account charges                                                             (1,741,567)
Net investment income (loss)                                                   620,722
Net realized gain (loss)                                                       229,110
Realized gain distributions                                                  1,366,326
Net change in unrealized appreciation (depreciation)                          (110,162)
                                                                          ------------
                                                                          $  5,985,015
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     8.58      $       697        $    5,985                N/A               1.5%
12/31/06             8.46              748             6,321                N/A              20.3%
12/31/05             7.03              677             4,758                N/A               5.7%
12/31/04             6.65              595             3,957                N/A              11.6%
12/31/03             5.96              472             2,813                N/A              30.4%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              1.8%
12/31/06              3.3%
12/31/05              1.5%
12/31/04              1.4%
12/31/03              1.7%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                 VIP Contrafund(R)

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $   12,947,106    $   11,966,528           463,645
Receivables: investments sold                  -      ==============    ==============
Payables: investments redeemed              (8,383)
                                    --------------
Net assets                          $   12,938,723
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                        12,938,723         1,073,717    $        12.05

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      116,395
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                116,395
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                    482,336
   Realized gain distributions                                               3,105,908
   Net change in unrealized appreciation (depreciation)                     (1,735,589)
                                                                        --------------
   Net gain (loss)                                                           1,852,655
                                                                        --------------
Increase (decrease) in net assets from operations                       $    1,969,050
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $    116,395   $    137,758
   Net realized gain (loss)                                     482,336        206,879
   Realized gain distributions                                3,105,908        902,549
   Net change in unrealized appreciation
      (depreciation)                                         (1,735,589)       (75,456)
                                                           ------------   ------------
Increase (decrease) in net assets from operations             1,969,050      1,171,730
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                   1,880,590      2,603,522
   Cost of units redeemed                                    (1,731,343)    (1,366,157)
   Account charges                                             (640,554)      (589,692)
                                                           ------------   ------------
   Increase (decrease)                                         (491,307)       647,673
                                                           ------------   ------------
Net increase (decrease)                                       1,477,743      1,819,403
Net assets, beginning                                        11,460,980      9,641,577
                                                           ------------   ------------
Net assets, ending                                         $ 12,938,723   $ 11,460,980
                                                           ============   ============
Units sold                                                      177,674        277,493
Units redeemed                                                 (222,335)      (210,218)
                                                           ------------   ------------
Net increase (decrease)                                         (44,661)        67,275
Units outstanding, beginning                                  1,118,378      1,051,103
                                                           ------------   ------------
Units outstanding, ending                                     1,073,717      1,118,378
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $ 18,290,128
Cost of units redeemed                                                      (7,738,060)
Account charges                                                             (3,676,319)
Net investment income (loss)                                                   584,847
Net realized gain (loss)                                                       412,310
Realized gain distributions                                                  4,085,239
Net change in unrealized appreciation (depreciation)                           980,578
                                                                          ------------
                                                                          $ 12,938,723
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $    12.05      $     1,074        $   12,939                N/A              17.6%
12/31/06            10.25            1,118            11,461                N/A              11.8%
12/31/05             9.17            1,051             9,642                N/A              17.0%
12/31/04             7.84              978             7,666                N/A              15.5%
12/31/03             6.79              836             5,679                N/A              28.4%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              1.0%
12/31/06              1.3%
12/31/05              0.3%
12/31/04              0.3%
12/31/03              0.4%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                VIP Money Market

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    1,862,004    $    1,862,004         1,861,892
Receivables: investments sold                  -      ==============    ==============
Payables: investments redeemed                (112)
                                    --------------
Net assets                          $    1,861,892
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                        1,861,892          1,304,908    $         1.43

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $       93,510
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                 93,510
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                        -
   Realized gain distributions                                                     -
   Net change in unrealized appreciation (depreciation)                            -
                                                                        --------------
   Net gain (loss)                                                                 -
                                                                        --------------
Increase (decrease) in net assets from operations                       $       93,510
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $     93,510   $     85,431
   Net realized gain (loss)                                         -              -
   Realized gain distributions                                      -              -
   Net change in unrealized appreciation
      (depreciation)                                                -              -
                                                           ------------   ------------
Increase (decrease) in net assets from operations                93,510         85,431
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                     514,101      1,009,147
   Cost of units redeemed                                      (392,311)      (923,329)
   Account charges                                              (91,636)       (81,581)
                                                           ------------   ------------
   Increase (decrease)                                           30,154          4,237
                                                           ------------   ------------
Net increase (decrease)                                         123,664         89,668
Net assets, beginning                                         1,738,228      1,648,560
                                                           ------------   ------------
Net assets, ending                                         $  1,861,892   $  1,738,228
                                                           ============   ============
Units sold                                                      384,916        776,616
Units redeemed                                                 (362,176)      (769,622)
                                                           ------------   ------------
Net increase (decrease)                                          22,740          6,994
Units outstanding, beginning                                  1,282,168      1,275,174
                                                           ------------   ------------
Units outstanding, ending                                     1,304,908      1,282,168
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $ 17,661,440
Cost of units redeemed                                                     (15,486,686)
Account charges                                                               (681,499)
Net investment income (loss)                                                   368,637
Net realized gain (loss)                                                           -
Realized gain distributions                                                        -
Net change in unrealized appreciation (depreciation)                               -
                                                                          ------------
                                                                          $  1,861,892
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     1.43      $     1,305        $    1,862                N/A               5.2%
12/31/06             1.36            1,282             1,738                N/A               5.1%
12/31/05             1.29            1,278             1,649                N/A               3.2%
12/31/04             1.25            1,314             1,642                N/A               0.8%
12/31/03             1.24            1,644             2,038                N/A               0.8%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              5.2%
12/31/06              5.0%
12/31/05              3.0%
12/31/04              1.2%
12/31/03              1.0%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                  Freedom 2005

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $         -       $          -                 -
Receivables: investments sold                 -       ==============    ==============
Payables: investments redeemed                -
                                    --------------
Net assets                          $         -
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                              -                -        $         6.35

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $          -
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                    -
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                         16
   Realized gain distributions                                                       2
   Net change in unrealized appreciation (depreciation)                             (3)
                                                                        --------------
   Net gain (loss)                                                                  15
                                                                        --------------
Increase (decrease) in net assets from operations                       $           15
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $        -     $          6
   Net realized gain (loss)                                          16           -
   Realized gain distributions                                        2              1
   Net change in unrealized appreciation
      (depreciation)                                                 (3)            (4)
                                                           ------------   ------------
Increase (decrease) in net assets from operations                    15              3
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                         233            245
   Cost of units redeemed                                          (404)           -
   Account charges                                                  (58)           (34)
                                                           ------------   ------------
   Increase (decrease)                                             (229)           211
                                                           ------------   ------------
Net increase (decrease)                                            (214)           214
Net assets, beginning                                               214            -
                                                           ------------   ------------
Net assets, ending                                         $        -     $        214
                                                           ============   ============
Units sold                                                          37              44
Units redeemed                                                     (74)             (7)
                                                           ------------   ------------
Net increase (decrease)                                            (37)             37
Units outstanding, beginning                                        37             -
                                                           ------------   ------------
Units outstanding, ending                                           -               37
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $        478
Cost of units redeemed                                                            (404)
Account charges                                                                    (92)
Net investment income (loss)                                                         6
Net realized gain (loss)                                                            16
Realized gain distributions                                                          3
Net change in unrealized appreciation (depreciation)                                (7)
                                                                          ------------
                                                                          $       -
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     6.35      $       -          $      -                  N/A               8.7%
12/31/06             5.84              -                 -                  N/A               9.6%
12/31/05             5.33              -                 -                  N/A               6.6%
05/20/05             5.00              -                 -                  N/A               -

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.0%
12/31/06              5.6%
12/31/05              0.0%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                  Freedom 2010

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $       16,722    $       17,236             1,400
Receivables: investments sold                  -      ==============    ==============
Payables: investments redeemed                 -
                                    --------------
Net assets                          $       16,722
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                            16,722             2,619    $         6.38

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $          410
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                    410
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                        160
   Realized gain distributions                                                     311
   Net change in unrealized appreciation (depreciation)                           (572)
                                                                        --------------
   Net gain (loss)                                                                (101)
                                                                        --------------
Increase (decrease) in net assets from operations                       $          309
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $        410   $         24
   Net realized gain (loss)                                         160              7
   Realized gain distributions                                      311              6
   Net change in unrealized appreciation
      (depreciation)                                               (572)            56
                                                           ------------   ------------
Increase (decrease) in net assets from operations                   309             93
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                      17,115          1,331
   Cost of units redeemed                                          (558)          (114)
   Account charges                                               (1,564)           (45)
                                                           ------------   ------------
   Increase (decrease)                                           14,993          1,172
                                                           ------------   ------------
Net increase (decrease)                                          15,302          1,265
Net assets, beginning                                             1,420            155
                                                           ------------   ------------
Net assets, ending                                         $     16,722   $      1,420
                                                           ============   ============
Units sold                                                        2,717            247
Units redeemed                                                     (340)           (34)
                                                           ------------   ------------
Net increase (decrease)                                           2,377            213
Units outstanding, beginning                                        242             29
                                                           ------------   ------------
Units outstanding, ending                                         2,619            242
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $     18,615
Cost of units redeemed                                                            (672)
Account charges                                                                 (1,625)
Net investment income (loss)                                                       434
Net realized gain (loss)                                                           167
Realized gain distributions                                                        317
Net change in unrealized appreciation (depreciation)                              (514)
                                                                          ------------
                                                                          $     16,722
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     6.38      $         3        $       17                N/A               8.7%
12/31/06             5.87                0                 1                N/A              10.0%
12/31/05             5.34              -                -                   N/A               6.8%
05/20/05             5.00              -                -                   N/A               0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              4.5%
12/31/06              3.1%
12/31/05              0.5%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                  Freedom 2015

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $       16,385    $       16,056             1,348
Receivables: investments sold                   15    ==============    ==============
Payables: investments redeemed                 -
                                    --------------
Net assets                          $       16,400
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                            16,400             2,491    $         6.58

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $          451
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                    451
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                        190
   Realized gain distributions                                                     458
   Net change in unrealized appreciation (depreciation)                            185
                                                                        --------------
   Net gain (loss)                                                                 833
                                                                        --------------
Increase (decrease) in net assets from operations                       $        1,284
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                            $        451   $        103
   Net realized gain (loss)                                         190            135
   Realized gain distributions                                      458             66
   Net change in unrealized appreciation
      (depreciation)                                                185             84
                                                           ------------   ------------
Increase (decrease) in net assets from operations                 1,284            388
                                                           ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                       4,448         11,898
   Cost of units redeemed                                          (641)        (2,088)
   Account charges                                                 (971)          (164)
                                                           ------------   ------------
   Increase (decrease)                                            2,836          9,646
                                                           ------------   ------------
Net increase (decrease)                                           4,120         10,034
Net assets, beginning                                            12,280          2,246
                                                           ------------   ------------
Net assets, ending                                         $     16,400   $     12,280
                                                           ============   ============
Units sold                                                          723          2,060
Units redeemed                                                     (271)          (435)
                                                           ------------   ------------
Net increase (decrease)                                             452          1,625
Units outstanding, beginning                                      2,039            414
                                                           ------------   ------------
Units outstanding, ending                                         2,491          2,039
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                  $     18,580
Cost of units redeemed                                                          (2,729)
Account charges                                                                 (1,195)
Net investment income (loss)                                                       566
Net realized gain (loss)                                                           325
Realized gain distributions                                                        524
Net change in unrealized appreciation (depreciation)                               329
                                                                          ------------
                                                                          $     16,400
                                                                          ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     6.58      $         2        $       16                N/A               9.3%
12/31/06             6.02                2                12                N/A              10.9%
12/31/05             5.43                0                 2                N/A               8.6%
05/20/05             5.00              -                -                   N/A               0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              3.1%
12/31/06              1.4%
12/31/05              0.6%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                  Freedom 2020

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $       34,792    $       33,233             2,806
Receivables: investments sold                   95    ==============    ==============
Payables: investments redeemed                 -
                                    --------------
Net assets                          $       34,887
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                            34,887             5,164    $         6.76

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $          732
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                    732
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                        425
   Realized gain distributions                                                   1,032
   Net change in unrealized appreciation (depreciation)                            542
                                                                        --------------
   Net gain (loss)                                                               1,999
                                                                        --------------
Increase (decrease) in net assets from operations                       $        2,731
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                             $        732    $       347
  Net realized gain (loss)                                          425            254
  Realized gain distributions                                     1,032            207
  Net change in unrealized appreciation
     (depreciation)                                                 542            702
                                                           ------------   ------------
Increase (decrease) in net assets from operations                 2,731          1,510
                                                           ------------   ------------
Contract owner transactions:
 Proceeds from units sold                                        12,045         12,501
 Cost of units redeemed                                            (236)        (1,910)
 Account charges                                                 (2,998)        (1,474)
                                                           ------------   ------------
 Increase (decrease)                                              8,811          9,117
                                                           ------------   ------------
Net increase (decrease)                                          11,542         10,627
Net assets, beginning                                            23,345         12,718
                                                           ------------   ------------
Net assets, ending                                         $     34,887    $    23,345
                                                           ============   ============
Units sold                                                        1,852          2,176
Units redeemed                                                     (498)          (689)
                                                           ------------   ------------
Net increase (decrease)                                           1,354          1,487
Units outstanding, beginning                                      3,810          2,323
                                                           ------------   ------------
Units outstanding, ending                                         5,164          3,810
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                $       37,068
Cost of units redeemed                                                          (2,146)
Account charges                                                                 (4,668)
Net investment income (loss)                                                     1,152
Net realized gain (loss)                                                           683
Realized gain distributions                                                      1,239
Net change in unrealized appreciation (depreciation)                             1,559
                                                                        --------------
                                                                        $       34,887
                                                                        ==============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     6.76      $         5        $       35                N/A              10.2%
12/31/06             6.13                4                23                N/A              11.8%
12/31/05             5.48                2                13                N/A               9.6%
05/20/05             5.00              -                 -                  N/A               0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              2.5%
12/31/06              2.0%
12/31/05              1.0%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                  Freedom 2025

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $       71,982    $       70,354             5,661
Receivables: investments sold                    1    ==============    ==============
Payables: investments redeemed                 (38)
                                    --------------
Net assets                          $       71,945
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                            71,945            10,498    $         6.85

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $        1,436
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                  1,436
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                        168
   Realized gain distributions                                                   1,549
   Net change in unrealized appreciation (depreciation)                          1,586
                                                                        --------------
   Net gain (loss)                                                               3,303
                                                                        --------------
Increase (decrease) in net assets from operations                       $        4,739
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                             $      1,436   $         26
  Net realized gain (loss)                                          168            246
  Realized gain distributions                                     1,549             22
  Net change in unrealized appreciation
     (depreciation)                                               1,586            (34)
                                                           ------------   ------------
Increase (decrease) in net assets from operations                 4,739            260
                                                           ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                       68,485          5,039
  Cost of units redeemed                                           (747)        (5,289)
  Account charges                                                (2,326)          (479)
                                                           ------------   ------------
  Increase (decrease)                                            65,412           (729)
                                                           ------------   ------------
Net increase (decrease)                                          70,151           (469)
Net assets, beginning                                             1,794          2,263
                                                           ------------   ------------
Net assets, ending                                         $     71,945   $      1,794
                                                           ============   ============
Units sold                                                       10,667            879
Units redeemed                                                     (458)        (1,000)
                                                           ------------   ------------
Net increase (decrease)                                          10,209           (121)
Units outstanding, beginning                                        289            410
                                                           ------------   ------------
Units outstanding, ending                                        10,498            289
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                $       75,758
Cost of units redeemed                                                          (6,036)
Account charges                                                                 (2,865)
Net investment income (loss)                                                     1,475
Net realized gain (loss)                                                           414
Realized gain distributions                                                      1,571
Net change in unrealized appreciation (depreciation)                             1,628
                                                                        --------------
                                                                        $       71,945
                                                                        ==============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     6.85      $        10        $       72                N/A              10.5%
12/31/06             6.20                0                 2                N/A              13.0%
12/31/05             5.49                0                 2                N/A               9.8%
05/20/05             5.00              -                 -                  N/A               0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              3.9%
12/31/06              1.3%
12/31/05              0.6%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                  Freedom 2030

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $       39,558    $       39,418             3,013
Receivables: investments sold                  -      ==============    ==============
Payables: investments redeemed                (325)
                                    --------------
Net assets                          $       39,233
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                            39,233             5,601    $         7.00

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $          814
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                    814
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                      2,175
   Realized gain distributions                                                   1,397
   Net change in unrealized appreciation (depreciation)                           (635)
                                                                        --------------
   Net gain (loss)                                                               2,937
                                                                        --------------
Increase (decrease) in net assets from operations                       $        3,751
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                             $        814   $        198
  Net realized gain (loss)                                        2,175             24
  Realized gain distributions                                     1,397            137
  Net change in unrealized appreciation
     (depreciation)                                                (635)           775
                                                           ------------   ------------
Increase (decrease) in net assets from operations                 3,751          1,134
                                                           ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                       39,092         13,310
  Cost of units redeemed                                        (13,897)          (451)
  Account charges                                                (3,183)          (612)
                                                           ------------   ------------
  Increase (decrease)                                            22,012         12,247
                                                           ------------   ------------
Net increase (decrease)                                          25,763         13,381
Net assets, beginning                                            13,470             89
                                                           ------------   ------------
Net assets, ending                                         $     39,233   $     13,470
                                                           ============   ============
Units sold                                                        5,906          2,307
Units redeemed                                                   (2,447)          (181)
                                                           ------------   ------------
Net increase (decrease)                                           3,459          2,126
Units outstanding, beginning                                      2,142             16
                                                           ------------   ------------
Units outstanding, ending                                         5,601          2,142
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                $       52,523
Cost of units redeemed                                                         (14,348)
Account charges                                                                 (3,827)
Net investment income (loss)                                                     1,012
Net realized gain (loss)                                                         2,199
Realized gain distributions                                                      1,534
Net change in unrealized appreciation (depreciation)                               140
                                                                        --------------
                                                                         $      39,233
                                                                        ==============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     7.00      $         6        $       39                N/A              11.4%
12/31/06             6.29                2                13                N/A              13.1%
12/31/05             5.56              -                 -                  N/A              11.2%
05/20/05             5.00              -                 -                  N/A               0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              3.1%
12/31/06              2.9%
12/31/05              0.4%

                AUL American Individual Variable Life Unit Trust
                                    Fidelity
                                 Freedom Income

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007
1

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $        1,856    $        1,919               191
Receivables: investments sold                  189    ==============    ==============
Payables: investments redeemed                 -
                                    --------------
Net assets                          $        2,045
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                             2,045               347    $         5.89

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $           72
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                     72
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                         19
   Realized gain distributions                                                      16
   Net change in unrealized appreciation (depreciation)                            (35)
                                                                        --------------
   Net gain (loss)                                                                   0
                                                                        --------------
Increase (decrease) in net assets from operations                       $           72
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------
1

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                             $         72   $         14
  Net realized gain (loss)                                           19             36
  Realized gain distributions                                        16              2
  Net change in unrealized appreciation
     (depreciation)                                                 (34)           (29)
                                                           ------------   ------------
Increase (decrease) in net assets from operations                    73             23
                                                           ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                        2,279          1,823
  Cost of units redeemed                                            -             (644)
  Account charges                                                  (997)          (512)
                                                           ------------   ------------
  Increase (decrease)                                             1,282            667
                                                           ------------   ------------
Net increase (decrease)                                           1,355            690
Net assets, beginning                                               690            -
                                                           ------------   ------------
Net assets, ending                                         $      2,045   $        690
                                                           ============   ============
Units sold                                                          397            339
Units redeemed                                                     (174)          (215)
                                                           ------------   ------------
Net increase (decrease)                                             223            124
Units outstanding, beginning                                        124            -
                                                           ------------   ------------
Units outstanding, ending                                           347            124
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------
1

Proceeds from units sold                                                $        4,102
Cost of units redeemed                                                            (644)
Account charges                                                                 (1,509)
Net investment income (loss)                                                        86
Net realized gain (loss)                                                            55
Realized gain distributions                                                         18
Net change in unrealized appreciation (depreciation)                               (63)
                                                                        --------------
                                                                         $       2,045
                                                                        ==============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     5.89       $        0       $         2                N/A              6.2%
12/31/06             5.55                0                 1                N/A              6.9%
12/31/05             5.19              -                 -                  N/A              0.0%
05/20/05             5.00              -                 -                  N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              5.3%
12/31/06              4.1%
12/31/05              0.0%

                AUL American Individual Variable Life Unit Trust
                                American Century
                             VP Capital Appreciation

--------------------------------------------------------------------------------
                              STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $          251    $          116                15
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                       (1)
                                         --------------
Net assets                               $          250
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                    250                20    $        12.51

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                              12
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                                  74
                                                                             --------------
   Net gain (loss)                                                                       86
                                                                             --------------
Increase (decrease) in net assets from operations                            $           86
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $        -
  Net realized gain (loss)                                     12             96
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                            74            (44)
                                                     ------------   ------------
Increase (decrease) in net assets from operations              86             52
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                    -              -
  Cost of units redeemed                                      -             (277)
  Account charges                                             (24)             3
                                                     ------------   ------------
  Increase (decrease)                                         (24)          (274)
                                                     ------------   ------------
Net increase (decrease)                                        62           (222)
Net assets, beginning                                         188            410
                                                     ------------   ------------
Net assets, ending                                   $        250   $        188
                                                     ============   ============
Units sold                                                     (1)             4
Units redeemed                                                 (2)           (37)
                                                     ------------   ------------
Net increase (decrease)                                        (3)           (33)
Units outstanding, beginning                                   23             56
                                                     ------------   ------------
Units outstanding, ending                                      20             23
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $     76,880
Cost of units redeemed                                                   (72,437)
Account charges                                                          (11,195)
Net investment income (loss)                                               6,797
Net realized gain (loss)                                                      70
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                         135
                                                                    ------------
                                                                    $        250
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $    12.51      $         0      $        0               N/A             45.8%
12/31/06               8.58                0               0               N/A             17.2%
12/31/05               7.32              -               -                 N/A             22.2%
12/31/04               5.99                1               6               N/A              7.5%
12/31/03               5.57                4              23               N/A             20.3%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.0%
12/31/06            0.0%
12/31/05            0.0%
12/31/04            0.0%
12/31/03            0.0%

                AUL American Individual Variable Life Unit Trust
                                American Century
                                VP International

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    7,249,175    $    5,602,101           611,116
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                   (1,869)
                                         --------------
Net assets                               $    7,247,306
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              7,247,306           793,972    $         9.13

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $       28,548
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                      28,548
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                         174,369
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                             665,404
                                                                             --------------
   Net gain (loss)                                                                  839,773
                                                                             --------------
Increase (decrease) in net assets from operations                            $      868,321
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $     28,548   $     52,748
  Net realized gain (loss)                                174,369        267,564
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                       665,404        391,602
                                                     ------------   ------------
Increase (decrease) in net assets from operations         868,321        711,914
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                              3,552,341      1,324,637
  Cost of units redeemed                                 (704,007)      (921,817)
  Account charges                                        (303,856)      (184,524)
                                                     ------------   ------------
  Increase (decrease)                                   2,544,478        218,296
                                                     ------------   ------------
Net increase (decrease)                                 3,412,799        930,210
Net assets, beginning                                   3,834,507      2,904,297
                                                     ------------   ------------
Net assets, ending                                   $  7,247,306   $  3,834,507
                                                     ============   ============
Units sold                                                423,810        199,915
Units redeemed                                           (125,774)      (173,609)
                                                     ------------   ------------
Net increase (decrease)                                   298,036         26,306
Units outstanding, beginning                              495,936        469,630
                                                     ------------   ------------
Units outstanding, ending                                 793,972        495,936
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  9,335,311
Cost of units redeemed                                                (3,067,426)
Account charges                                                         (949,330)
Net investment income (loss)                                             187,975
Net realized gain (loss)                                                  93,702
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                   1,647,074
                                                                    ------------
                                                                    $  7,247,306
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     9.13      $       794      $    7,247               N/A             18.1%
12/31/06               7.73              496           3,835               N/A             25.1%
12/31/05               6.18              470           2,904               N/A             13.2%
12/31/04               5.46              293           1,602               N/A             14.9%
12/31/03               4.75              221           1,049               N/A             24.3%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.5%
12/31/06            1.6%
12/31/05            0.9%
12/31/04            0.5%
12/31/03            0.6%

                AUL American Individual Variable Life Unit Trust
                                American Century
                               VP Income & Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    3,266,664    $    3,058,189           386,218
Receivables: investments sold                       288    ==============    ==============
Payables: investments redeemed                      -
                                         --------------
Net assets                               $    3,266,952
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              3,266,952           501,593    $         6.51

--------------------------------------------------------------------------------
                              STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $       85,009
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                      85,009
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                         638,355
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                            (605,928)
                                                                             --------------
   Net gain (loss)                                                                   32,427
                                                                             --------------
Increase (decrease) in net assets from operations                            $      117,436
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $     85,009   $     54,243
  Net realized gain (loss)                                638,355         59,455
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                      (605,928)       486,018
                                                     ------------   ------------
Increase (decrease) in net assets from operations         117,436        599,716
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                              1,203,855      1,664,537
  Cost of units redeemed                               (2,243,644)      (321,262)
  Account charges                                        (255,813)      (245,365)
                                                     ------------   ------------
  Increase (decrease)                                  (1,295,602)     1,097,910
                                                     ------------   ------------
Net increase (decrease)                                (1,178,166)     1,697,626
Net assets, beginning                                   4,445,118      2,747,492
                                                     ------------   ------------
Net assets, ending                                   $  3,266,952   $  4,445,118
                                                     ============   ============
Units sold                                                183,566        291,124
Units redeemed                                           (364,000)      (102,683)
                                                     ------------   ------------
Net increase (decrease)                                  (180,434)       188,441
Units outstanding, beginning                              682,027        493,586
                                                     ------------   ------------
Units outstanding, ending                                 501,593        682,027
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  6,817,680
Cost of units redeemed                                                (3,626,645)
Account charges                                                       (1,006,669)
Net investment income (loss)                                             221,083
Net realized gain (loss)                                                 653,028
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                     208,475
                                                                    ------------
                                                                    $  3,266,952
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.51      $       502      $    3,267               N/A             -0.1%
12/31/06               6.52              682           4,445               N/A             17.0%
12/31/05               5.57              493           2,747               N/A              4.7%
12/31/04               5.32              368           1,957               N/A             13.0%
12/31/03               4.71              266           1,251               N/A             29.4%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            2.2%
12/31/06            1.5%
12/31/05            1.9%
12/31/04            1.3%
12/31/03            1.0%

                AUL American Individual Variable Life Unit Trust
                                American Century
                                    VP Vista

--------------------------------------------------------------------------------
                              STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      226,523    $      211,613            10,336
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                      (64)
                                         --------------
Net assets                               $      226,459
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                226,459            25,767    $         8.79

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                         475,584
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                             (90,127)
                                                                             --------------
   Net gain (loss)                                                                  385,457
                                                                             --------------
Increase (decrease) in net assets from operations                            $      385,457
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $        -
  Net realized gain (loss)                                475,584         (2,381)
  Realized gain distributions                                 -               37
  Net change in unrealized appreciation
     (depreciation)                                       (90,127)       105,034
                                                     ------------   ------------
Increase (decrease) in net assets from operations         385,457        102,690
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                687,735      1,546,473
  Cost of units redeemed                               (2,321,874)       (48,677)
  Account charges                                         (71,560)       (53,929)
                                                     ------------   ------------
  Increase (decrease)                                  (1,705,699)     1,443,867
                                                     ------------   ------------
Net increase (decrease)                                (1,320,242)     1,546,557
Net assets, beginning                                   1,546,701            144
                                                     ------------   ------------
Net assets, ending                                   $    226,459   $  1,546,701
                                                     ============   ============
Units sold                                                 97,223        265,940
Units redeemed                                           (317,431)       (19,990)
                                                     ------------   ------------
Net increase (decrease)                                  (220,208)       245,950
Units outstanding, beginning                              245,975             25
                                                     ------------   ------------
Units outstanding, ending                                  25,767        245,975
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  2,234,354
Cost of units redeemed                                                (2,370,551)
Account charges                                                         (125,494)
Net investment income (loss)                                                 -
Net realized gain (loss)                                                 473,203
Realized gain distributions                                                   37
Net change in unrealized appreciation (depreciation)                      14,910
                                                                    ------------
                                                                    $    226,459
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     8.79      $        26      $      226               N/A             39.8%
12/31/06               6.29              246           1,547               N/A              9.0%
12/31/05               5.77              -               -                 N/A             15.4%
04/20/05               5.00              -               -                 N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.0%
12/31/06            0.0%
12/31/05            0.0%

                AUL American Individual Variable Life Unit Trust
                                American Century
                                    VP Ultra

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007
1

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $       13,674    $       10,611             1,125
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                       (1)
                                         --------------
Net assets                               $       13,673
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                 13,673             2,109    $         6.48

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                              66
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                               2,318
                                                                             --------------
   Net gain (loss)                                                                    2,384
                                                                             --------------
Increase (decrease) in net assets from operations                            $        2,384
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $        -
  Net realized gain (loss)                                     66           (244)
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                         2,318            745
                                                     ------------   ------------
Increase (decrease) in net assets from operations           2,384            501
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                    423         25,939
  Cost of units redeemed                                      -          (14,688)
  Account charges                                            (552)          (334)
                                                     ------------   ------------
  Increase (decrease)                                        (129)        10,917
                                                     ------------   ------------
Net increase (decrease)                                     2,255         11,418
Net assets, beginning                                      11,418            -
                                                     ------------   ------------
Net assets, ending                                   $     13,673   $     11,418
                                                     ============   ============
Units sold                                                     73          5,149
Units redeemed                                                (95)        (3,018)
                                                     ------------   ------------
Net increase (decrease)                                       (22)         2,131
Units outstanding, beginning                                2,131            -
                                                     ------------   ------------
Units outstanding, ending                                   2,109          2,131
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------
1

Proceeds from units sold                                            $     26,362
Cost of units redeemed                                                   (14,688)
Account charges                                                             (886)
Net investment income (loss)                                                 -
Net realized gain (loss)                                                    (178)
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                       3,063
                                                                    ------------
                                                                    $     13,673
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.48      $         2      $       14               N/A             21.0%
12/31/06               5.36                2              11               N/A             -3.3%
12/31/05               5.54              -               -                 N/A              0.0%
04/20/05               5.00              -               -                 N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.0%
12/31/06            0.0%
12/31/05            0.0%

                AUL American Individual Variable Life Unit Trust
                                      Alger
                                 American Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    8,907,621    $    5,883,542           180,772
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                   (1,148)
                                         --------------
Net assets                               $    8,906,473
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              8,906,473         1,041,359    $         8.55

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $       29,256
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                      29,256
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          80,376
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                           1,442,624
                                                                             --------------
   Net gain (loss)                                                                1,523,000
                                                                             --------------
Increase (decrease) in net assets from operations                            $    1,552,256
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                      $     29,256   $     10,082
   Net realized gain (loss)                                80,376       (180,091)
   Realized gain distributions                                -              -
   Net change in unrealized appreciation
      (depreciation)                                    1,442,624        566,662
                                                     ------------   ------------
Increase (decrease) in net assets from operations       1,552,256        396,653
                                                     ------------   ------------
Contract owner transactions:
   Proceeds from units sold                               951,654      1,233,389
   Cost of units redeemed                              (1,268,908)    (1,376,745)
   Account charges                                       (517,942)      (532,090)
                                                     ------------   ------------
   Increase (decrease)                                   (835,196)      (675,446)
                                                     ------------   ------------
Net increase (decrease)                                   717,060       (278,793)
Net assets, beginning                                   8,189,413      8,468,206
                                                     ------------   ------------
Net assets, ending                                   $  8,906,473   $  8,189,413
                                                     ============   ============
Units sold                                                125,971        186,471
Units redeemed                                           (233,107)      (286,723)
                                                     ------------   ------------
Net increase (decrease)                                  (107,136)      (100,252)
Units outstanding, beginning                            1,148,495      1,248,747
                                                     ------------   ------------
Units outstanding, ending                               1,041,359      1,148,495
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $ 21,145,972
Cost of units redeemed                                                (8,852,869)
Account charges                                                       (4,783,900)
Net investment income (loss)                                           1,611,471
Net realized gain (loss)                                              (3,238,280)
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                   3,024,079
                                                                    ------------
                                                                    $  8,906,473
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets       Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     8.55      $     1,041            $    8,906                  N/A               19.9%
12/31/06               7.13            1,148                 8,189                  N/A                5.2%
12/31/05               6.78            1,249                 8,468                  N/A               12.1%
12/31/04               6.05            1,330                 8,047                  N/A                5.4%
12/31/03               5.74            1,316                 7,554                  N/A               35.1%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.3%
12/31/06              0.1%
12/31/05              0.2%
12/31/04              0.0%
12/31/03              0.0%

                AUL American Individual Variable Life Unit Trust
                                      Alger
                               American Small Cap

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $   4 ,502,446    $    3,595,060           135,072
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                   (1,428)
                                         --------------
Net assets                               $    4,501,018
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              4,501,018           835,584    $         5.39

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          96,406
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                             340,526
                                                                             --------------
   Net gain (loss)                                                                  436,932
                                                                             --------------
Increase (decrease) in net assets from operations                            $      436,932
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $        -
  Net realized gain (loss)                                 96,406        373,979
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                       340,526        (13,931)
                                                     ------------   ------------
Increase (decrease) in net assets from operations         436,932        360,048
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                              2,576,837        646,569
  Cost of units redeemed                                 (375,243)      (842,813)
  Account charges                                        (176,420)      (107,450)
                                                     ------------   ------------
  Increase (decrease)                                   2,025,174       (303,694)
                                                     ------------   ------------
Net increase (decrease)                                 2,462,106         56,354
Net assets, beginning                                   2,038,912      1,982,558
                                                     ------------   ------------
Net assets, ending                                   $  4,501,018   $  2,038,912
                                                     ============   ============
Units sold                                                503,758        161,051
Units redeemed                                           (111,943)      (235,162)
                                                     ------------   ------------
Net increase (decrease)                                   391,815        (74,111)
Units outstanding, beginning                              443,769        517,880
                                                     ------------   ------------
Units outstanding, ending                                 835,584        443,769
                                                     ============   ============

--------------------------------------------------------------------------------
                  Cumulative Net Assets at December   31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  5,963,172
Cost of units redeemed                                                (2,180,165)
Account charges                                                         (584,985)
Net investment income (loss)                                                 127
Net realized gain (loss)                                                 395,483
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                     907,386
                                                                    ------------
                                                                    $  4,501,018
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets       Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     5.39      $       836            $    4,501                  N/A               17.4%
12/31/06               4.59              444                 2,039                  N/A               20.0%
12/31/05               3.83              518                 1,983                  N/A               16.8%
12/31/04               3.28              449                 1,473                  N/A               16.7%
12/31/03               2.81              361                 1,014                  N/A               42.6%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.0%
12/31/06              0.0%
12/31/05              0.0%
12/31/04              0.0%
12/31/03              0.0%

                AUL American Individual Variable Life Unit Trust
                                  T. Rowe Price
                                  Equity Income

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    8,895,812    $    8,666,027           375,475
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                      (23)
                                         --------------
Net assets                               $    8,895,789
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              8,895,789           929,055    $         9.58

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $      160,062
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                     160,062
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                         261,949
   Realized gain distributions                                                      544,939
   Net change in unrealized appreciation (depreciation)                            (600,542)
                                                                             --------------
   Net gain (loss)                                                                  206,346
                                                                             --------------
Increase (decrease) in net assets from operations                            $      366,408
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $    160,062   $    248,365
  Net realized gain (loss)                                261,949         18,734
  Realized gain distributions                             544,939        134,334
  Net change in unrealized appreciation
     (depreciation)                                      (600,542)     1,082,448
                                                     ------------   ------------
Increase (decrease) in net assets from operations         366,408      1,483,881
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                              1,632,454      2,038,362
  Cost of units redeemed                               (2,167,075)    (1,123,393)
  Account charges                                        (517,587)      (506,829)
                                                     ------------   ------------
  Increase (decrease)                                  (1,052,208)       408,140
                                                     ------------   ------------
Net increase (decrease)                                  (685,800)     1,892,021
Net assets, beginning                                   9,581,589      7,689,568
                                                     ------------   ------------
Net assets, ending                                   $  8,895,789   $  9,581,589
                                                     ============   ============
Units sold                                                189,694        273,860
Units redeemed                                           (293,987)      (227,115)
                                                     ------------   ------------
Net increase (decrease)                                  (104,293)        46,745
Units outstanding, beginning                            1,033,348        986,603
                                                     ------------   ------------
Units outstanding, ending                                 929,055      1,033,348
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $ 14,911,776
Cost of units redeemed                                                (6,861,637)
Account charges                                                       (2,735,717)
Net investment income (loss)                                             889,491
Net realized gain (loss)                                               1,294,807
Realized gain distributions                                            1,167,283
Net change in unrealized appreciation (depreciation)                     229,786
                                                                    ------------
                                                                    $  8,895,789
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     9.58      $       929      $    8,896               N/A              3.3%
12/31/06               9.27            1,033           9,582               N/A             19.0%
12/31/05               7.79              987           7,690               N/A              3.9%
12/31/04               7.50              860           6,448               N/A             14.9%
12/31/03               6.53              717           4,684               N/A             25.6%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            1.7%
12/31/06            2.9%
12/31/05            2.0%
12/31/04            1.6%
12/31/03            1.7%

                AUL American Individual Variable Life Unit Trust
                                  T. Rowe Price
                                Limited-Term Bond

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    2,269,207    $    2,281,703           461,434
Receivables: investments sold                    10,782    ==============    ==============
Payables: investments redeemed                     (504)
                                         --------------
Net assets                               $    2,279,485
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              2,279,485           313,324    $         7.28

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $       92,285
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                      92,285
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                         (13,222)
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                              24,100
                                                                             --------------
   Net gain (loss)                                                                   10,878
                                                                             --------------
Increase (decrease) in net assets from operations                            $      103,163
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $     92,285   $     81,748
  Net realized gain (loss)                                (13,222)       (13,577)
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                        24,100         13,789
                                                     ------------   ------------
Increase (decrease) in net assets from operations         103,163         81,960
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                470,921        309,328
  Cost of units redeemed                                 (287,738)      (221,246)
  Account charges                                         (90,303)       (95,988)
                                                     ------------   ------------
  Increase (decrease)                                      92,880         (7,906)
                                                     ------------   ------------
Net increase (decrease)                                   196,043         74,054
Net assets, beginning                                   2,083,442      2,009,388
                                                     ------------   ------------
Net assets, ending                                   $  2,279,485   $  2,083,442
                                                     ============   ============
Units sold                                                 77,528         75,444
Units redeemed                                            (66,360)       (76,507)
                                                     ------------   ------------
Net increase (decrease)                                    11,168         (1,063)
Units outstanding, beginning                              302,156        303,219
                                                     ------------   ------------
Units outstanding, ending                                 313,324        302,156
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  5,606,681
Cost of units redeemed                                                (3,136,428)
Account charges                                                         (523,685)
Net investment income (loss)                                             401,115
Net realized gain (loss)                                                 (55,702)
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                     (12,496)
                                                                    ------------
                                                                    $  2,279,485
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     7.28      $       313      $    2,279               N/A              5.5%
12/31/06               6.90              302           2,083               N/A              4.0%
12/31/05               6.63              303           2,009               N/A              1.8%
12/31/04               6.51              332           2,164               N/A              1.1%
12/31/03               6.44              266           1,710               N/A              4.5%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            4.2%
12/31/06            4.0%
12/31/05            2.2%
12/31/04            3.2%
12/31/03            3.9%

                AUL American Individual Variable Life Unit Trust
                                  T. Rowe Price
                                 Mid-Cap Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    3,387,754    $    3,085,153           135,697
Receivables: investments sold                     7,383    ==============    ==============
Payables: investments redeemed                      -
                                         --------------
Net assets                               $    3,395,137
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              3,395,137           366,143    $         9.27

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $        7,274
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                       7,274
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                         220,808
   Realized gain distributions                                                      360,072
   Net change in unrealized appreciation (depreciation)                             (72,160)
                                                                             --------------
   Net gain (loss)                                                                  508,720
                                                                             --------------
Increase (decrease) in net assets from operations                            $      515,994
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $      7,274   $        -
  Net realized gain (loss)                                220,808        301,240
  Realized gain distributions                             360,072        374,762
  Net change in unrealized appreciation
     (depreciation)                                       (72,160)      (464,506)
                                                     ------------   ------------
Increase (decrease) in net assets from operations         515,994        211,496
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                465,736        516,208
  Cost of units redeemed                                 (566,172)      (666,057)
  Account charges                                        (142,285)      (167,520)
                                                     ------------   ------------
  Increase (decrease)                                    (242,721)      (317,369)
                                                     ------------   ------------
Net increase (decrease)                                   273,273       (105,873)
Net assets, beginning                                   3,121,864      3,227,737
                                                     ------------   ------------
Net assets, ending                                   $  3,395,137   $  3,121,864
                                                     ============   ============
Units sold                                                 71,655        110,652
Units redeemed                                           (101,151)      (151,232)
                                                     ------------   ------------
Net increase (decrease)                                   (29,496)       (40,580)
Units outstanding, beginning                              395,639        436,219
                                                     ------------   ------------
Units outstanding, ending                                 366,143        395,639
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  4,825,172
Cost of units redeemed                                                (2,466,383)
Account charges                                                         (836,139)
Net investment income (loss)                                               8,538
Net realized gain (loss)                                                 645,364
Realized gain distributions                                              915,984
Net change in unrealized appreciation (depreciation)                     302,601
                                                                    ------------
                                                                    $  3,395,137
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     9.27      $       366      $    3,395               N/A             17.5%
12/31/06               7.89              396           3,122               N/A              6.6%
12/31/05               7.40              436           3,228               N/A             14.7%
12/31/04               6.45              444           2,862               N/A             18.3%
12/31/03               5.45              338           1,844               N/A             38.3%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.2%
12/31/06            0.0%
12/31/05            0.0%
12/31/04            0.0%
12/31/03            0.0%

                AUL American Individual Variable Life Unit Trust
                                  T. Rowe Price
                                Blue Chip Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      102,249    $       97,494             8,683
Receivables: investments sold                       305    ==============    ==============
Payables: investments redeemed                      -
                                         --------------
Net assets                               $      102,554
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                102,554            14,591    $         7.03

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          431
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         431
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          10,408
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                                (562)
                                                                             --------------
   Net gain (loss)                                                                    9,846
                                                                             --------------
Increase (decrease) in net assets from operations                            $       10,277
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        431   $        573
  Net realized gain (loss)                                 10,408            194
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                          (562)         4,533
                                                     ------------   ------------
Increase (decrease) in net assets from operations          10,277          5,300
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                 81,154        183,931
  Cost of units redeemed                                 (184,478)          (133)
  Account charges                                          (6,027)        (2,477)
                                                     ------------   ------------
  Increase (decrease)                                    (109,351)       181,321
                                                     ------------   ------------
Net increase (decrease)                                   (99,074)       186,621
Net assets, beginning                                     201,628         15,007
                                                     ------------   ------------
Net assets, ending                                   $    102,554   $    201,628
                                                     ============   ============
Units sold                                                 11,957         30,150
Units redeemed                                            (29,708)          (448)
                                                     ------------   ------------
Net increase (decrease)                                   (17,751)        29,702
Units outstanding, beginning                               32,342          2,640
                                                     ------------   ------------
Units outstanding, ending                                  14,591         32,342
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $    279,456
Cost of units redeemed                                                  (184,611)
Account charges                                                           (8,675)
Net investment income (loss)                                               1,019
Net realized gain (loss)                                                  10,610
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                       4,755
                                                                    ------------
                                                                    $    102,554
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     7.03      $        15      $      103               N/A             12.7%
12/31/06               6.23               32             202               N/A              9.8%
12/31/05               5.68                3              15               N/A             13.6%
04/20/05               5.00              -               -                 N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.3%
12/31/06            0.5%
12/31/05            0.2%

                AUL American Individual Variable Life Unit Trust
                                      Janus
                                Worldwide Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    4,981,734    $    3,611,917           141,001
Receivables: investments sold                    2    ==============    ==============
Payables: investments redeemed                (113)
                                    --------------
Net assets                          $    4,981,623
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         4,981,623           758,284    $         6.57

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $       37,961
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                 37,961
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                    148,893
   Realized gain distributions                                                     -
   Net change in unrealized appreciation (depreciation)                        266,392
                                                                        --------------
   Net gain (loss)                                                             415,285
                                                                        --------------
Increase (decrease) in net assets from operations                       $      453,246
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                             $     37,961   $     78,544
  Net realized gain (loss)                                      148,893        (67,313)
  Realized gain distributions                                       -              -
  Net change in unrealized appreciation
     (depreciation)                                             266,392        754,293
                                                           ------------   ------------
Increase (decrease) in net assets from operations               453,246        765,524
                                                           ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                      692,284        654,323
  Cost of units redeemed                                       (705,457)      (715,369)
  Account charges                                              (303,141)      (294,949)
                                                           ------------   ------------
  Increase (decrease)                                          (316,314)      (355,995)
                                                           ------------   ------------
Net increase (decrease)                                         136,932        409,529
Net assets, beginning                                         4,844,691      4,435,162
                                                           ------------   ------------
Net assets, ending                                         $  4,981,623   $  4,844,691
                                                           ============   ============
Units sold                                                      108,950        127,050
Units redeemed                                                 (159,107)      (193,433)
                                                           ------------   ------------
Net increase (decrease)                                         (50,157)       (66,383)
Units outstanding, beginning                                    808,441        874,824
                                                           ------------   ------------
Units outstanding, ending                                       758,284        808,441
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                $   12,494,990
Cost of units redeemed                                                      (5,636,282)
Account charges                                                             (2,384,974)
Net investment income (loss)                                                   420,051
Net realized gain (loss)                                                    (1,281,979)
Realized gain distributions                                                        -
Net change in unrealized appreciation (depreciation)                         1,369,817
                                                                        --------------
                                                                        $    4,981,623
                                                                        ==============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     6.57      $       758        $    4,982                N/A               9.6%
12/31/06             5.99              808             4,845                N/A              18.2%
12/31/05             5.07              875             4,435                N/A               5.8%
12/31/04             4.79              908             4,348                N/A               4.8%
12/31/03             4.57              869             3,972                N/A              23.8%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.8%
12/31/06              1.7%
12/31/05              1.4%
12/31/04              1.1%
12/31/03              1.2%

NC

                AUL American Individual Variable Life Unit Trust
                                      Janus
                                 Flexible Bond

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                       Investments           Cost of       Mutual Fund
                                          at Value       Investments            Shares
                                    --------------    --------------    --------------
Investments                         $    7,492,342    $    7,590,534           653,628
Receivables: investments sold                  -      ==============    ==============
Payables: investments redeemed              (2,443)
                                    --------------
Net assets                          $    7,489,899
                                    ==============

                                                               Units      Accumulation
                                        Net Assets       Outstanding        Unit Value
                                    --------------    --------------    --------------
                                         7,489,899           940,024    $         7.97

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                      $      335,895
   Mortality & expense charges                                                     -
                                                                        --------------
   Net investment income (loss)                                                335,895
                                                                        --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                    (22,652)
   Realized gain distributions                                                     -
   Net change in unrealized appreciation (depreciation)                        143,135
                                                                        --------------
   Net gain (loss)                                                             120,483
                                                                        --------------
Increase (decrease) in net assets from operations                       $      456,378
                                                                        ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                             Year ended     Year ended
                                                             12/31/2007     12/31/2006
                                                           ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                             $    335,895   $    182,469
  Net realized gain (loss)                                      (22,652)       (11,602)
  Realized gain distributions                                       -            7,160
  Net change in unrealized appreciation
     (depreciation)                                             143,135        (20,009)
                                                           ------------   ------------
Increase (decrease) in net assets from operations               456,378        158,018
                                                           ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                    3,774,221      1,540,281
  Cost of units redeemed                                       (466,438)      (268,144)
  Account charges                                              (318,182)      (189,961)
                                                           ------------   ------------
  Increase (decrease)                                         2,989,601      1,082,176
                                                           ------------   ------------
Net increase (decrease)                                       3,445,979      1,240,194
Net assets, beginning                                         4,043,920      2,803,726
                                                           ------------   ------------
Net assets, ending                                         $  7,489,899   $  4,043,920
                                                           ============   ============
Units sold                                                      511,563        217,565
Units redeemed                                                 (114,797)       (66,839)
                                                           ------------   ------------
Net increase (decrease)                                         396,766        150,726
Units outstanding, beginning                                    543,258        392,532
                                                           ------------   ------------
Units outstanding, ending                                       940,024        543,258
                                                           ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                $   10,095,361
Cost of units redeemed                                                      (2,570,567)
Account charges                                                             (1,022,058)
Net investment income (loss)                                                   977,307
Net realized gain (loss)                                                           (11)
Realized gain distributions                                                    108,059
Net change in unrealized appreciation (depreciation)                           (98,192)
                                                                        --------------
                                                                        $    7,489,899
                                                                        ==============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                     Units                         Expense as a
                               Outstanding        Net Assets       % of Average
               Unit Value           (000s)            (000s)         Net Assets       Total Return
               -----------------------------------------------------------------------------------
12/31/07       $     7.97      $       940        $    7,490                N/A               7.0%
12/31/06             7.44              543             4,044                N/A               4.3%
12/31/05             7.14              393             2,804                N/A               2.0%
12/31/04             7.00              345             2,414                N/A               3.9%
12/31/03             6.74              285             1,919                N/A               6.5%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              5.8%
12/31/06              5.3%
12/31/05              5.7%
12/31/04              6.1%
12/31/03              5.3%

           AUL American Individual Variable Life Unit Trust
                               Pioneer
                            VCT Portfolio

--------------------------------------------------------------------------------
                       STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                          December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    3,437,560    $    3,404,721           133,690
Receivables: investments sold                     2,063    ==============    ==============
Payables: investments redeemed                   (1,104)
                                         --------------
Net assets                               $    3,438,519
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              3,438,519           666,667    $         5.16

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                            $      27,326
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                      27,326
                                                                             --------------
   Net realized gain (loss)                                                          26,334
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                             (86,495)
                                                                             --------------
   Net gain (loss)                                                                  (60,161)
                                                                             --------------
Increase (decrease) in net assets from operations                            $      (32,835)
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                      $     27,326   $      8,658
   Net realized gain (loss)                                26,334          6,245
   Realized gain distributions                                -              -
   Net change in unrealized appreciation
      (depreciation)                                      (86,495)        83,257
                                                     ------------   ------------
Increase (decrease) in net assets from operations         (32,835)        98,160
                                                     ------------   ------------
Contract owner transactions:
   Proceeds from units sold                             3,014,382        143,581
   Cost of units redeemed                                (138,339)       (39,792)
   Account charges                                       (137,957)       (41,875)
                                                     ------------   ------------
   Increase (decrease)                                  2,738,086         61,914
                                                     ------------   ------------
Net increase (decrease)                                 2,705,251        160,074
Net assets, beginning                                     733,268        573,194
                                                     ------------   ------------
Net assets, ending                                   $  3,438,519   $    733,268
                                                     ============   ============
Units sold                                                574,051         32,500
Units redeemed                                            (56,639)       (19,318)
                                                     ------------   ------------
Net increase (decrease)                                   517,412         13,182
Units outstanding, beginning                              149,255        136,073
                                                     ------------   ------------
Units outstanding, ending                                 666,667        149,255
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  4,483,243
Cost of units redeemed                                                  (651,051)
Account charges                                                         (403,423)
Net investment income (loss)                                              65,247
Net realized gain (loss)                                                 (88,336)
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                      32,839
                                                                    ------------
                                                                    $  3,438,519
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets       Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     5.16      $       666            $    3,438                  N/A                5.0%
12/31/06               4.91              149                   733                  N/A               16.7%
12/31/05               4.21              136                   573                  N/A                6.0%
12/31/04               3.97              135                   537                  N/A                7.9%
12/31/03               3.68              122                   448                  N/A               24.7%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              1.3%
12/31/06              1.3%
12/31/05              1.3%
12/31/04              1.2%
12/31/03              1.1%

                AUL American Individual Variable Life Unit Trust
                                     Pioneer
                              Growth Opportunities

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $   2,054,030     $    2,197,247            91,730
Receivables: investments sold                    4,398     ==============    ==============
Payables: investments redeemed                     -
                                         --------------
Net assets                               $   2,058,428
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              2,058,428           271,190    $         7.59

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
   Net realized gain (loss)                                                          35,055
   Realized gain distributions                                                      306,408
   Net change in unrealized appreciation (depreciation)                            (422,834)
                                                                             --------------
   Net gain (loss)                                                                  (81,371)
                                                                             --------------
Increase (decrease) in net assets from operations                            $      (81,371)
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $        -
  Net realized gain (loss)                                 35,055         53,505
  Realized gain distributions                             306,408            -
  Net change in unrealized appreciation
     (depreciation)                                      (422,834)        74,487
                                                     ------------   ------------
Increase (decrease) in net assets from operations         (81,371)       127,992
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                264,675        534,354
  Cost of units redeemed                                 (345,933)      (542,948)
  Account charges                                        (118,127)      (135,736)
                                                     ------------   ------------
Increase (decrease)                                      (199,385)      (144,330)
                                                     ------------   ------------
Net increase (decrease)                                  (280,756)       (16,338)
Net assets, beginning                                   2,339,184      2,355,522
                                                     ------------   ------------
Net assets, ending                                   $  2,058,428   $  2,339,184
                                                     ============   ============
Units sold                                                 37,975         86,281
Units redeemed                                            (63,056)      (105,076)
                                                     ------------   ------------
Net increase (decrease)                                   (25,081)       (18,795)
Units outstanding, beginning                              296,271        315,066
                                                     ------------   ------------
Units outstanding, ending                                 271,190        296,271
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  4,454,193
Cost of units redeemed                                                (2,231,957)
Account charges                                                         (831,724)
Net investment income (loss)                                              79,300
Net realized gain (loss)                                                 421,943
Realized gain distributions                                              309,889
Net change in unrealized appreciation (depreciation)                    (143,216)
                                                                    ------------
                                                                    $  2,058,428
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets       Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     7.59      $       271            $    2,058                  N/A               -3.9%
12/31/06               7.89              296                 2,339                  N/A                5.5%
12/31/05               7.48              315                 2,356                  N/A                6.7%
12/31/04               7.01              307                 2,154                  N/A               22.3%
12/31/03               5.73              257                 1,472                  N/A               42.9%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.0%
12/31/06              0.0%
12/31/05              0.0%
12/31/04              0.0%
12/31/03              0.0%

                AUL American Individual Variable Life Unit Trust
                                   Old Mutual
                                    Growth II

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                              December  31, 2007


                                              Investments           Cost of        Mutual Fund
                                                 at Value       Investments             Shares
                                              -----------       -----------        -----------
Investments                                   $   431,572       $   333,816             27,991
Receivables: investments sold                         220       ===========        ===========
Payables: investments redeemed                        -
                                              -----------
Net assets                                    $   431,792
                                              ===========

                                                                      Units       Accumulation
                                               Net Assets       Outstanding         Unit Value
                                               ----------       -----------       ------------
                                                  431,792           133,643       $       3.23

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                $   584
   Mortality & expense charges                                        -
                                                                  -------
   Net investment income (loss)                                       584
                                                                  -------
Gain (loss) on investments:
   Net realized gain (loss)                                        13,301
   Realized gain distributions                                        -
   Net change in unrealized appreciation (depreciation)            73,586
                                                                  -------
   Net gain (loss)                                                 86,887
                                                                  -------
Increase (decrease) in net assets from operations                 $87,471
                                                                  =======

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                      $        584   $        -
   Net realized gain (loss)                                13,301          3,249
   Realized gain distributions                                -              -
   Net change in unrealized appreciation
      (depreciation)                                       73,586         25,622
                                                     ------------   ------------
Increase (decrease) in net assets from operations          87,471         28,871
                                                     ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                47,200         54,164
   Cost of units redeemed                                 (72,528)      (123,519)
   Account charges                                        (22,344)       (24,744)
                                                     ------------   ------------
   Increase (decrease)                                    (47,672)       (94,099)
                                                     ------------   ------------
Net increase (decrease)                                    39,799        (65,228)
Net assets, beginning                                     391,993        457,221
                                                     -----------    ------------
Net assets, ending                                   $    431,792   $    391,993
                                                     ============   ============
Units sold                                                 15,895         24,114
Units redeemed                                            (32,006)       (61,606)
                                                     ------------   ------------
Net increase (decrease)                                   (16,111)       (37,492)
Units outstanding, beginning                              149,754        187,246
                                                     ------------   ------------
Units outstanding, ending                                 133,643        149,754
                                                     ============   ============

--------------------------------------------------------------------------------
                  Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                              $1,177,199
Cost of units redeemed                                                  (579,297)
Account charges                                                         (192,196)
Net investment income (loss)                                               1,304
Net realized gain (loss)                                                 (72,974)
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                      97,756
                                                                      ----------
                                                                      $  431,792
                                                                      ==========

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets       Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     3.23      $       134            $      432                   N/A              23.4%
12/31/06               2.62              150                   392                   N/A               7.3%
12/31/05               2.44              187                   457                   N/A              11.4%
12/31/04               2.19              178                   389                   N/A               6.3%
12/31/03               2.06              149                   307                   N/A              25.6%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.1%
12/31/06              0.0%
12/31/05              0.0%
12/31/04              0.0%
12/31/03              0.0%

                AUL American Individual Variable Life Unit Trust
                                   Old Mutual
                           Technology & Communication

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      853,983    $      619,101           239,887
Receivables: investments sold                        19    ==============    ==============
Payables: investments redeemed                      -
                                         --------------
Net assets                               $      854,002
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                854,002           609,316    $         1.40

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                $   -
   Mortality & expense charges                                        -
                                                                 --------
   Net investment income (loss)                                       -
                                                                 --------
Gain (loss) on investments:
   Net realized gain (loss)                                        24,016
   Realized gain distributions                                        -
   Net change in unrealized appreciation (depreciation)           201,916
                                                                 --------
   Net gain (loss)                                                225,932
                                                                 --------
Increase (decrease) in net assets from operations                $225,932
                                                                 ========

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                      $        -     $        -
   Net realized gain (loss)                                24,016          1,107
   Realized gain distributions                                -              -
   Net change in unrealized appreciation
      (depreciation)                                      201,916         33,009
                                                     ------------   ------------
Increase (decrease) in net assets from operations         225,932         34,116
                                                     ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                97,335        124,545
   Cost of units redeemed                                (140,195)      (108,867)
   Account charges                                        (52,456)       (52,965)
                                                     ------------   ------------
   Increase (decrease)                                    (95,316)       (37,287)
                                                     ------------   ------------
Net increase (decrease)                                   130,616         (3,171)
Net assets, beginning                                     723,386        726,557
                                                     ------------   ------------
Net assets, ending                                   $    854,002   $    723,386
                                                     ============   ============
Units sold                                                 82,569        125,674
Units redeemed                                           (161,426)      (161,207)
                                                     ------------   ------------
Net increase (decrease)                                   (78,857)       (35,533)
Units outstanding, beginning                              688,173        723,706
                                                     ------------   ------------
Units outstanding, ending                                 609,316        688,173
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  2,579,207
Cost of units redeemed                                                (1,027,545)
Account charges                                                         (436,889)
Net investment income (loss)                                             271,263
Net realized gain (loss)                                                (766,916)
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                     234,882
                                                                      ----------
                                                                    $    854,002
                                                                      ==========

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets       Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     1.40      $       609            $      854                   N/A              33.3%
12/31/06               1.05              688                   723                   N/A               5.1%
12/31/05               1.00              727                   727                   N/A               9.9%
12/31/04               0.91              769                   700                   N/A               5.8%
12/31/03               0.86              758                   652                   N/A              45.8%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.0%
12/31/06              0.0%
12/31/05              0.0%
12/31/04              0.0%
12/31/03              0.0%

                AUL American Individual Variable Life Unit Trust
                                   Old Mutual
                                  Mid-Cap Value

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      331,577    $      343,444            55,251
Receivables: investments sold                       253    ==============    ==============
Payables: investments redeemed                       (2)
                                         --------------
Net assets                               $      331,828
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                331,828            35,790    $         9.27

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                        (337,282)
   Realized gain distributions                                                      396,560
   Net change in unrealized appreciation (depreciation)                             (30,925)
                                                                             --------------
   Net gain (loss)                                                                   28,353
                                                                             --------------
Increase (decrease) in net assets from operations                            $       28,353
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                      $        -     $      1,322
   Net realized gain (loss)                              (337,282)        (2,304)
   Realized gain distributions                            396,560         24,811
   Net change in unrealized appreciation
      (depreciation)                                      (30,925)        18,633
                                                     ------------   ------------
Increase (decrease) in net assets from operations          28,353         42,462
                                                     ------------   ------------
Contract owner transactions:
   Proceeds from units sold                               134,634        412,381
   Cost of units redeemed                                (366,560)      (471,448)
   Account charges                                        (30,152)      (46,410)
                                                     ------------   ------------
   Increase (decrease)                                   (262,078)      (105,477)
                                                     ------------   ------------
Net increase (decrease)                                  (233,725)       (63,015)
Net assets, beginning                                     565,553        628,568
                                                     ------------   ------------
Net assets, ending                                   $    331,828   $    565,553
                                                     ============   ============
Units sold                                                 15,186         49,325
Units redeemed                                            (41,390)       (63,944)
                                                     ------------   ------------
Net increase (decrease)                                   (26,204)       (14,619)
Units outstanding, beginning                               61,994         76,613
                                                     ------------   ------------
Units outstanding, ending                                  35,790         61,994
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  1,259,741
Cost of units redeemed                                                  (948,655)
Account charges                                                         (108,759)
Net investment income (loss)                                               1,321
Net realized gain (loss)                                                (321,493)
Realized gain distributions                                              461,541
Net change in unrealized appreciation (depreciation)                     (11,868)
                                                                    ------------
                                                                    $    331,828
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets       Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     9.27      $        36            $      332                   N/A               1.6%
12/31/06               9.12               62                   566                   N/A              11.3%
12/31/05               8.20               77                   629                   N/A               5.7%
12/31/04               7.76               15                   119                   N/A              18.8%
12/31/03               6.53                5                    31                   N/A              30.6%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.0%
12/31/06              0.2%
12/31/05              0.0%
12/31/04              0.0%
12/31/03              0.0%

                AUL American Individual Variable Life Unit Trust
                                   Old Mutual
                                    Small Cap

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      155,516    $      157,702             6,956
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                      (34)
                                         --------------
Net assets                               $      155,482
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                155,482            15,822    $         9.83

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                           9,328
   Realized gain distributions                                                       19,921
   Net change in unrealized appreciation (depreciation)                             (21,464)
                                                                             --------------
   Net gain (loss)                                                                    7,785
                                                                             --------------
Increase (decrease) in net assets from operations                            $        7,785
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $        -
  Net realized gain (loss)                                  9,328          2,147
  Realized gain distributions                              19,921            -
  Net change in unrealized appreciation
     (depreciation)                                       (21,464)        19,220
                                                     ------------   ------------
Increase (decrease) in net assets from operations           7,785         21,367
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                 65,673         39,402
  Cost of units redeemed                                  (56,033)       (31,624)
  Account charges                                         (13,473)        (8,828)
                                                     ------------   ------------
  Increase (decrease)                                      (3,833)        (1,050)
                                                     ------------   ------------
Net increase (decrease)                                     3,952         20,317
Net assets, beginning                                     151,530        131,213
                                                     ------------   ------------
Net assets, ending                                   $    155,482   $    151,530
                                                     ============   ============
Units sold                                                  6,620          4,666
Units redeemed                                             (7,241)        (4,843)
                                                     ------------   ------------
Net increase (decrease)                                      (621)          (177)
Units outstanding, beginning                               16,443         16,620
                                                     ------------   ------------
Units outstanding, ending                                  15,822         16,443
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $    257,473
Cost of units redeemed                                                  (113,760)
Account charges                                                          (37,881)
Net investment income (loss)                                                 -
Net realized gain (loss)                                                  31,915
Realized gain distributions                                               19,921
Net change in unrealized appreciation (depreciation)                      (2,186)
                                                                    ------------
                                                                    $    155,482
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets       Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     9.83      $        16            $      155                  N/A                6.6%
12/31/06               9.22               16                   152                  N/A               16.8%
12/31/05               7.89               17                   131                  N/A                1.4%
12/31/04               7.78               17                   130                  N/A               16.1%
12/31/03               6.70                1                     6                  N/A               34.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.0%
12/31/06              0.0%
12/31/05              0.0%
12/31/04              0.0%
12/31/03              0.0%

                AUL American Individual Variable Life Unit Trust
                                       AIM
                                     Dynamics

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007
1

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      840,804    $      829,024            43,637
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                     (770)
                                         --------------
Net assets                               $      840,034
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                840,034           109,937    $         7.64

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                           9,614
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                                (555)
                                                                             --------------
   Net gain (loss)                                                                    9,059
                                                                             --------------
Increase (decrease) in net assets from operations                            $        9,059
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------
1

                                                                 Year ended             Year ended
                                                                 12/31/2007             12/31/2006
                                                               ------------           ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                                $        -             $        -
   Net realized gain (loss)                                           9,614                 36,353
   Realized gain distributions                                          -                      -
   Net change in unrealized appreciation (depreciation)                (555)                (2,854)
                                                               ------------           ------------
Increase (decrease) in net assets from operations                     9,059                 33,499
                                                               ------------           ------------
Contract owner transactions:
   Proceeds from units sold                                         761,998                279,222
   Cost of units redeemed                                           (64,574)              (213,905)
   Account charges                                                  (38,654)                (8,351)
                                                               ------------           ------------
   Increase (decrease)                                              658,770                 56,966
                                                               ------------           ------------
Net increase (decrease)                                             667,829                 90,465
Net assets, beginning                                               172,205                 81,740
                                                               ------------           ------------
Net assets, ending                                             $    840,039           $    172,205
                                                               ============           ============
Units sold                                                           98,574                 44,596
Units redeemed                                                      (13,919)               (33,249)
                                                               ------------           ------------
Net increase (decrease)                                              84,655                 11,347
Units outstanding, beginning                                         25,282                 13,935
                                                               ------------           ------------
Units outstanding, ending                                           109,937                 25,282
                                                               ============           ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                              $  1,196,658
Cost of units redeemed                                                                    (353,059)
Account charges                                                                            (66,920)
Net investment income (loss)                                                                     1
Net realized gain (loss)                                                                    51,574
Realized gain distributions                                                                    -
Net change in unrealized appreciation (depreciation)                                        11,780
                                                                                      ------------
                                                                                      $    840,034
                                                                                      ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets        Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     7.64      $       110            $      840                  N/A               12.2%
12/31/06               6.81               25                   172                  N/A               16.0%
12/31/05               5.87               14                    82                  N/A               10.8%
12/31/04               5.30               14                    76                  N/A               13.5%
12/31/03               4.67               14                    65                  N/A               38.2%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.0%
12/31/06              0.0%
12/31/05              0.0%
12/31/04              0.0%
12/31/03              0.0%

                AUL American Individual Variable Life Unit Trust
                                      AIM
                               Financial Services

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      190,323    $      228,649            15,528
Receivables: investments sold                        20    ==============    ==============
Payables: investments redeemed                       (2)
                                         --------------
Net assets                               $      190,341
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                190,341            32,871    $         5.79

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $        4,030
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                       4,030
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          14,549
   Realized gain distributions                                                       15,215
   Net change in unrealized appreciation (depreciation)                             (90,809)
                                                                             --------------
   Net gain (loss)                                                                  (61,045)
                                                                             --------------
Increase (decrease) in net assets from operations                            $      (57,015)
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                      $      4,030   $      4,686
   Net realized gain (loss)                                14,549          6,705
   Realized gain distributions                             15,215          1,810
   Net change in unrealized appreciation
      (depreciation)                                      (90,809)        30,851
                                                     ------------   ------------
Increase (decrease) in net assets from operations         (57,015)        44,052
                                                     ------------   ------------
Contract owner transactions:
   Proceeds from units sold                                34,397         52,188
   Cost of units redeemed                                 (92,218)       (53,738)
   Account charges                                        (12,696)       (13,156)
                                                     ------------   ------------
   Increase (decrease)                                    (70,517)       (14,706)
                                                     ------------   ------------
Net increase (decrease)                                  (127,532)        29,346
Net assets, beginning                                     317,873        288,527
                                                     ------------   ------------
Net assets, ending                                   $    190,341   $    317,873
                                                     ============   ============
Units sold                                                  4,979          7,707
Units redeemed                                            (14,802)       (10,137)
                                                     ------------   ------------
Net increase (decrease)                                    (9,823)        (2,430)
Units outstanding, beginning                               42,694         45,124
                                                     ------------   ------------
Units outstanding, ending                                  32,871         42,694
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $    405,579
Cost of units redeemed                                                  (195,434)
Account charges                                                          (70,370)
Net investment income (loss)                                              16,832
Net realized gain (loss)                                                  55,035
Realized gain distributions                                               17,025
Net change in unrealized appreciation (depreciation)                     (38,326)
                                                                    ------------
                                                                    $    190,341
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets       Total Return
                 --------------------------------------------------------------------------------
12/31/07         $     5.79      $        33      $      190               N/A             -22.2%
12/31/06               7.44               43             318               N/A              16.5%
12/31/05               6.39               45             289               N/A               5.8%
12/31/04               6.04               40             244               N/A              10.0%
12/31/03               5.49               34             189               N/A              29.5%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              1.6%
12/31/06              1.5%
12/31/05              1.4%
12/31/04              0.8%
12/31/03              0.8%

                AUL American Individual Variable Life Unit Trust
                                       AIM
                                Global Health Care

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      472,840    $      385,565            19,655
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                      (21)
                                         --------------
Net assets                               $      472,819
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                472,819            70,943    $         6.66

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          16,137
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                              33,745
                                                                             --------------
   Net gain (loss)                                                                   49,882
                                                                             --------------
Increase (decrease) in net assets from operations                            $       49,882
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                                 Year ended             Year ended
                                                                 12/31/2007             12/31/2006
                                                               ------------           ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                                $        -             $        -
   Net realized gain (loss)                                          16,137                 13,024
   Realized gain distributions                                          -                      -
   Net change in unrealized appreciation (depreciation)              33,745                  8,596
                                                               ------------           ------------
Increase (decrease) in net assets from operations                    49,882                 21,620
                                                               ------------           ------------
   Contract owner transactions:
   Proceeds from units sold                                          66,751                104,728
   Cost of units redeemed                                           (62,147)               (85,513)
   Account charges                                                  (27,038)               (26,686)
                                                               ------------           ------------
   Increase (decrease)                                              (22,434)                (7,471)
                                                               ------------           ------------
Net increase (decrease)                                              27,448                 14,149
Net assets, beginning                                               445,371                431,222
                                                               ------------           ------------
Net assets, ending                                             $    472,819           $    445,371
                                                               ============           ============
Units sold                                                           14,109                 18,439
Units redeemed                                                      (17,903)               (19,858)
                                                               ------------           ------------
Net increase (decrease)                                              (3,794)                (1,419)
Units outstanding, beginning                                         74,737                 76,156
                                                               ------------           ------------
Units outstanding, ending                                            70,943                 74,737
                                                               ============           ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                              $    840,489
Cost of units redeemed                                                                    (370,207)
Account charges                                                                           (140,735)
Net investment income (loss)                                                                     8
Net realized gain (loss)                                                                    55,989
Realized gain distributions                                                                    -
Net change in unrealized appreciation (depreciation)                                        87,275
                                                                                      ------------
                                                                                      $    472,819
                                                                                      ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.66      $        71      $      473               N/A             11.9%
12/31/06               5.96               75             445               N/A              5.3%
12/31/05               5.66               76             431               N/A              8.0%
12/31/04               5.24               61             321               N/A              9.4%
12/31/03               4.79               53             254               N/A             27.4%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.0%
12/31/06              0.0%
12/31/05              0.0%
12/31/04              0.0%
12/31/03              0.0%

                AUL American Individual Variable Life Unit Trust
                                       AIM
                                    Utilities

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      823,452    $      723,079            34,327
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                     (655)
                                         --------------
Net assets                               $      822,797
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                822,797            89,205    $         9.22

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $       15,107
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                      15,107
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          53,664
   Realized gain distributions                                                       39,155
   Net change in unrealized appreciation (depreciation)                              23,340
                                                                             --------------
   Net gain (loss)                                                                  116,159
                                                                             --------------
Increase (decrease) in net assets from operations                            $      131,266
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                      $     15,107   $     19,430
   Net realized gain (loss)                                53,664         52,345
   Realized gain distributions                             39,155         11,996
   Net change in unrealized appreciation
      (depreciation)                                       23,340         37,556
                                                     ------------   ------------
Increase (decrease) in net assets from operations         131,266        121,327
                                                     ------------   ------------
Contract owner transactions:
   Proceeds from units sold                               398,166        254,988
   Cost of units redeemed                                (278,984)      (224,791)
   Account charges                                        (38,969)       (27,159)
                                                     ------------   ------------
   Increase (decrease)                                     80,213          3,038
                                                     ------------   ------------
Net increase (decrease)                                   211,479        124,365
Net assets, beginning                                     611,318        486,953
                                                     ------------   ------------
Net assets, ending                                   $    822,797   $    611,318
                                                     ============   ============
Units sold                                                 49,326         38,828
Units redeemed                                            (40,076)       (38,777)
                                                     ------------   ------------
Net increase (decrease)                                     9,250             51
Units outstanding, beginning                               79,955         79,904
                                                     ------------   ------------
Units outstanding, ending                                  89,205         79,955
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  1,191,354
Cost of units redeemed                                                  (617,504)
Account charges                                                          (92,248)
Net investment income (loss)                                              49,699
Net realized gain (loss)                                                 139,972
Realized gain distributions                                               51,151
Net change in unrealized appreciation (depreciation)                     100,373
                                                                    ------------
                                                                    $    822,797
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets       Total Return
                 --------------------------------------------------------------------------------
12/31/07         $     9.22      $        89      $      823                N/A             20.6%
12/31/06               7.65               80             611                N/A             25.5%
12/31/05               6.09               80             487                N/A             16.7%
12/31/04               5.22               34             179                N/A             28.3%
12/31/03               4.07               23              92                N/A             17.6%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              2.1%
12/31/06              3.5%
12/31/05              3.2%
12/31/04              2.0%
12/31/03              2.8%

                AUL American Individual Variable Life Unit Trust
                                       AIM
                                    High Yield

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    1,013,902    $    1,087,446           176,163
Receivables: investments sold                      -       ==============    ==============
Payables: investments redeemed                   (2,725)
                                         --------------
Net assets                               $    1,011,177
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              1,011,177           161,561    $         6.26

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $       72,390
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                      72,390
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                           1,548
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                             (65,520)
                                                                             --------------
   Net gain (loss)                                                                  (63,972)
                                                                             --------------
Increase (decrease) in net assets from operations                            $        8,418
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                                 Year ended             Year ended
                                                                 12/31/2007             12/31/2006
                                                               ------------           ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                                $     72,390           $     62,759
   Net realized gain (loss)                                           1,548                    622
   Realized gain distributions                                       -                        -
   Net change in unrealized appreciation
      (depreciation)                                                (65,520)                (2,008)
                                                               ------------           ------------
Increase (decrease) in net assets from operations                     8,418                 61,373
                                                               ------------           ------------
Contract owner transactions:
   Proceeds from units sold                                         369,828                522,250
   Cost of units redeemed                                           (76,641)               (25,429)
   Account charges                                                  (46,330)               (24,982)
                                                               ------------           ------------
   Increase (decrease)                                              246,857                471,839
                                                               ------------           ------------
Net increase (decrease)                                             255,275                533,212
Net assets, beginning                                               755,902                222,690
                                                               ------------           ------------
Net assets, ending                                             $  1,011,177           $    755,902
                                                               ============           ============
Units sold                                                           62,166                 92,593
Units redeemed                                                      (22,461)               (10,206)
                                                               ------------           ------------
Net increase (decrease)                                              39,705                 82,387
Units outstanding, beginning                                        122,276                 39,889
                                                               ------------           ------------
Units outstanding, ending                                           161,981                122,276
                                                               ============           ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                              $  1,431,748
Cost of units redeemed                                                                    (448,810)
Account charges                                                                            (99,940)
Net investment income (loss)                                                               194,422
Net realized gain (loss)                                                                     7,301
Realized gain distributions                                                                   -
Net change in unrealized appreciation (depreciation)                                       (73,544)
                                                                                      ------------
                                                                                      $  1,011,177
                                                                                      ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.26      $       162      $    1,014               N/A              1.2%
12/31/06               6.18              122             756               N/A             10.8%
12/31/05               5.58               40             223               N/A              2.8%
12/31/04               5.43               36             197               N/A              8.6%
04/29/04               5.00               36             178               N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07               8.2%
12/31/06              12.8%
12/31/05               9.4%
12/31/04              16.1%
12/31/03               7.9%

NC
                AUL American Individual Variable Life Unit Trust
                                Neuberger Berman
                              AMT Small Cap Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      373,387    $      363,420            25,933
Receivables: investments sold                     2,638    ==============    ==============
Payables: investments redeemed                      -
                                         --------------
Net assets                               $      376,025
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                376,025            48,977    $         7.68

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          13,987
   Realized gain distributions                                                        2,892
   Net change in unrealized appreciation (depreciation)                             (13,291)
                                                                             --------------
   Net gain (loss)                                                                    3,588
                                                                             --------------
Increase (decrease) in net assets from operations                            $        3,588
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $        -
  Net realized gain (loss)                                 13,987         10,257
  Realized gain distributions                               2,892         11,006
  Net change in unrealized appreciation
     (depreciation)                                       (13,291)          (695)
                                                     ------------   ------------
Increase (decrease) in net assets from operations           3,588         20,568
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                 47,966        158,215
  Cost of units redeemed                                 (113,995)       (84,839)
  Account charges                                         (14,038)       (22,253)
                                                     ------------   ------------
  Increase (decrease)                                     (80,067)        51,123
                                                     ------------   ------------
Net increase (decrease)                                   (76,479)        71,691
Net assets, beginning                                     452,504        380,813
                                                     ------------   ------------
Net assets, ending                                   $    376,025   $    452,504
                                                     ============   ============
Units sold                                                 11,845         35,769
Units redeemed                                            (22,164)       (28,952)
                                                     ------------   ------------
Net increase (decrease)                                   (10,319)         6,817
Units outstanding, beginning                               59,296         52,479
                                                     ------------   ------------
Units outstanding, ending                                  48,977         59,296
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $    810,701
Cost of units redeemed                                                  (421,115)
Account charges                                                          (75,946)
Net investment income (loss)                                                 -
Net realized gain (loss)                                                  36,149
Realized gain distributions                                               16,269
Net change in unrealized appreciation (depreciation)                       9,967
                                                                    ------------
                                                                    $    376,025
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     7.68      $        49      $      376               N/A              0.5%
12/31/06               7.64               59             453               N/A              5.2%
12/31/05               7.26               52             381               N/A              3.0%
12/31/04               7.05               49             345               N/A             11.9%
12/31/03               6.30                3              17               N/A             26.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.0%
12/31/06            0.0%
12/31/05            0.4%
12/31/04            0.0%
12/31/03            0.0%

                AUL American Individual Variable Life Unit Trust
                                Neuberger Berman
                                   AMT Regency

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      747,196    $      743,952            46,075
Receivables: investments sold                       348    ==============    ==============
Payables: investments redeemed                      -
                                         --------------
Net assets                               $      747,544
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                747,544            72,436    $        10.32

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $        3,443
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                       3,443
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                         112,315
   Realized gain distributions                                                       20,693
   Net change in unrealized appreciation (depreciation)                             (45,962)
                                                                             --------------
   Net gain (loss)                                                                   87,046
                                                                             --------------
Increase (decrease) in net assets from operations                            $       90,489
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $      3,443   $      4,449
  Net realized gain (loss)                                112,315         53,915
  Realized gain distributions                              20,693         61,675
  Net change in unrealized appreciation
     (depreciation)                                       (45,962)       (12,078)
                                                     ------------   ------------
Increase (decrease) in net assets from operations          90,489        107,961
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                527,668        696,737
  Cost of units redeemed                               (1,049,690)      (673,944)
  Account charges                                         (54,309)       (74,398)
                                                     ------------   ------------
  Increase (decrease)                                    (576,331)       (51,605)
                                                     ------------   ------------
Net increase (decrease)                                  (485,842)        56,356
Net assets, beginning                                   1,233,386      1,177,030
                                                     ------------   ------------
Net assets, ending                                   $    747,544   $  1,233,386
                                                     ============   ============
Units sold                                                 52,629         77,277
Units redeemed                                           (103,654)       (84,793)
                                                     ------------   ------------
Net increase (decrease)                                   (51,025)        (7,516)
Units outstanding, beginning                              123,461        130,977
                                                     ------------   ------------
Units outstanding, ending                                  72,436        123,461
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  2,487,747
Cost of units redeemed                                                (1,880,200)
Account charges                                                         (189,827)
Net investment income (loss)                                               8,721
Net realized gain (loss)                                                 177,506
Realized gain distributions                                              140,353
Net change in unrealized appreciation (depreciation)                       3,244
                                                                    ------------
                                                                    $    747,544
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $    10.32      $        72      $      748               N/A              3.3%
12/31/06               9.99              123           1,233               N/A             11.1%
12/31/05               8.99              198           1,777               N/A             12.1%
12/31/04               8.02               37             299               N/A             22.3%
12/31/03               6.56                2              16               N/A             31.2%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.3%
12/31/06            0.4%
12/31/05            0.1%
12/31/04            0.0%
12/31/03            0.0%

NC

                AUL American Individual Variable Life Unit Trust
                                Neuberger Berman
                            LB Short Duration Bond

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    3,305,907    $    3,265,169           254,271
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                     (822)
                                         --------------
Net assets                               $    3,305,085
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              3,305,085           586,366    $         5.64

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $       91,122
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                      91,122
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          11,169
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                              51,876
                                                                             --------------
   Net gain (loss)                                                                   63,045
                                                                             --------------
Increase (decrease) in net assets from operations                            $      154,167
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $     91,122   $     97,171
  Net realized gain (loss)                                 11,169         (2,461)
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                        51,876         20,642
                                                     ------------   ------------
Increase (decrease) in net assets from operations         154,167        115,352
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                              1,552,945      1,919,714
  Cost of units redeemed                               (1,586,811)      (676,976)
  Account charges                                        (187,788)      (161,839)
                                                     ------------   ------------
  Increase (decrease)                                    (221,654)     1,080,899
                                                     ------------   ------------
Net increase (decrease)                                   (67,487)     1,196,251
Net assets, beginning                                   3,372,572      2,176,321
                                                     ------------   ------------
Net assets, ending                                   $  3,305,085   $  3,372,572
                                                     ============   ============
Units sold                                                289,203        379,282
Units redeemed                                           (329,724)      (173,923)
                                                     ------------   ------------
Net increase (decrease)                                   (40,521)       205,359
Units outstanding, beginning                              626,887        421,528
                                                     ------------   ------------
Units outstanding, ending                                 586,366        626,887
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  5,948,833
Cost of units redeemed                                                (2,496,393)
Account charges                                                         (436,943)
Net investment income (loss)                                             245,724
Net realized gain (loss)                                                   3,126
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                      40,738
                                                                    ------------
                                                                    $  3,305,085
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     5.64      $       586      $    3,305               N/A              4.8%
12/31/06               5.38              627           3,373               N/A              4.3%
12/31/05               5.16              422           2,176               N/A              1.4%
12/31/04               5.09               67             343               N/A              0.8%
12/31/03               5.05                1               3               N/A              1.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            2.7%
12/31/06            3.5%
12/31/05            3.9%
12/31/04            0.0%
12/31/03            0.0%

                AUL American Individual Variable Life Unit Trust
                                     Calvert
                              Social Mid-Cap Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $       35,571    $       32,290             1,165
Receivables: investments sold                        12    ==============    ==============
Payables: investments redeemed                       (1)
                                         --------------
Net assets                               $       35,582
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                 35,582             5,688    $         6.26

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          584
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         584
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                           1,539
   Realized gain distributions                                                          134
   Net change in unrealized appreciation (depreciation)                               1,216
                                                                             --------------
   Net gain (loss)                                                                    2,889
                                                                             --------------
Increase (decrease) in net assets from operations                            $        3,473
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        584   $          -
  Net realized gain (loss)                                  1,539            445
  Realized gain distributions                                 134              -
  Net change in unrealized appreciation
     (depreciation)                                         1,216          1,146
                                                     ------------   ------------
Increase (decrease) in net assets from operations           3,473          1,591
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                  7,324         13,753
  Cost of units redeemed                                   (6,468)        (4,316)
  Account charges                                          (1,795)        (1,688)
                                                     ------------   ------------
  Increase (decrease)                                        (939)         7,749
                                                     ------------   ------------
Net increase (decrease)                                     2,534          9,340
Net assets, beginning                                      33,048         23,708
                                                     ------------   ------------
Net assets, ending                                   $     35,582   $     33,048
                                                     ============   ============
Units sold                                                  1,236          2,441
Units redeemed                                             (1,368)        (1,083)
                                                     ------------   ------------
Net increase (decrease)                                      (132)         1,358
Units outstanding, beginning                                5,820          4,462
                                                     ------------   ------------
Units outstanding, ending                                   5,688          5,820
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $     51,511
Cost of units redeemed                                                   (16,026)
Account charges                                                           (5,869)
Net investment income (loss)                                                 584
Net realized gain (loss)                                                   1,967
Realized gain distributions                                                  134
Net change in unrealized appreciation (depreciation)                       3,281
                                                                    ------------
                                                                    $     35,582
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.26      $         6      $       36               N/A             10.2%
12/31/06               5.68                6              33               N/A              6.9%
12/31/05               5.31                5              24               N/A              0.4%
12/31/04               5.29                4              21               N/A              5.8%
05/28/04               5.00                -               -               N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            1.7%
12/31/06            0.0%
12/31/05            0.0%
12/31/04            0.0%

                AUL American Individual Variable Life Unit Trust
                                     Dreyfus
                                VIF Appreciation

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $       21,923    $       19,136               494
Receivables: investments sold                        89    ==============    ==============
Payables: investments redeemed                      -
                                         --------------
Net assets                               $       22,012
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                 22,012             3,274     $        6.72

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          299
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         299
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                             690
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                                 395
                                                                             --------------
   Net gain (loss)                                                                    1,085
                                                                             --------------
Increase (decrease) in net assets from operations                            $        1,384
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        299   $        483
  Net realized gain (loss)                                    690          2,164
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                           395          1,579
                                                     ------------   ------------
Increase (decrease) in net assets from operations           1,384          4,226
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                  3,747         13,087
  Cost of units redeemed                                   (3,658)       (21,104)
  Account charges                                          (1,192)        (2,033)
                                                     ------------   ------------
  Increase (decrease)                                      (1,103)       (10,050)
                                                     ------------   ------------
Net increase (decrease)                                       281         (5,824)
Net assets, beginning                                      21,731         27,555
                                                     ------------   ------------
Net assets, ending                                   $     22,012   $     21,731
                                                     ============   ============
Units sold                                                    574          2,331
Units redeemed                                               (753)        (3,967)
                                                     ------------   ------------
Net increase (decrease)                                      (179)        (1,636)
Units outstanding, beginning                                3,453          5,089
                                                     ------------   ------------
Units outstanding, ending                                   3,274          3,453
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $     55,353
Cost of units redeemed                                                   (35,213)
Account charges                                                           (5,647)
Net investment income (loss)                                               1,078
Net realized gain (loss)                                                   3,654
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                       2,787
                                                                    ------------
                                                                    $     22,012
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.72      $         3      $       22               N/A              6.9%
12/31/06               6.29                3              22               N/A             16.3%
12/31/05               5.41                5              28               N/A              4.0%
12/31/04               5.20                4              21               N/A              4.0%
05/28/04               5.00              -               -                 N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            1.4%
12/31/06            2.0%
12/31/05            0.0%
12/31/04            4.8%

                AUL American Individual Variable Life Unit Trust
                                     Dreyfus
                                Technology Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $       51,394    $       47,656             4,842
Receivables: investments sold                         5    ==============    ==============
Payables: investments redeemed                      -
                                         --------------
Net assets                               $       51,399
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                 51,400             8,102    $         6.34

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                             844
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                               3,161
                                                                             --------------
   Net gain (loss)                                                                    4,005
                                                                             --------------
Increase (decrease) in net assets from operations                            $        4,005
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $        -
  Net realized gain (loss)                                    844           (354)
  Realized gain distributions                                 -              -
  Net change in unrealized appreciation
     (depreciation)                                         3,161            549
                                                     ------------   ------------
Increase (decrease) in net assets from operations           4,005            195
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                 36,912         22,999
  Cost of units redeemed                                   (4,619)        (2,125)
  Account charges                                          (4,272)        (2,048)
                                                     ------------   ------------
  Increase (decrease)                                      28,021         18,826
                                                     ------------   ------------
Net increase (decrease)                                    32,026         19,021
Net assets, beginning                                      19,373            352
                                                     ------------   ------------
Net assets, ending                                   $     51,399   $     19,373
                                                     ============   ============
Units sold                                                  6,069          4,258
Units redeemed                                             (1,462)          (829)
                                                     ------------   ------------
Net increase (decrease)                                     4,607          3,429
Units outstanding, beginning                                3,495             66
                                                     ------------   ------------
Units outstanding, ending                                   8,102          3,495
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $     60,383
Cost of units redeemed                                                    (6,800)
Account charges                                                           (6,411)
Net investment income (loss)                                                 -
Net realized gain (loss)                                                     489
Realized gain distributions                                                  -
Net change in unrealized appreciation (depreciation)                       3,738
                                                                    ------------
                                                                    $     51,399
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.34      $         8      $       51               N/A             14.4%
12/31/06               5.54                3              19               N/A              4.0%
12/31/05               5.33              -               -                 N/A              3.5%
12/31/04               5.15              -               -                 N/A              3.0%
05/28/04               5.00              -               -                 N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

21/31/07            0.0%
12/31/06            0.0%
12/31/05            0.0%
12/31/04            0.0%

                AUL American Individual Variable Life Unit Trust
                                      Vanguard
                                  VF Mid Cap Index

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    1,781,912    $    1,795,774            95,914
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                     (135)
                                         --------------
Net assets                               $    1,781,777
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              1,781,777           248,826    $         7.16

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $       16,646
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                      16,646
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          24,476
   Realized gain distributions                                                      140,211
   Net change in unrealized appreciation (depreciation)                            (117,568)
                                                                             --------------
   Net gain (loss)                                                                   47,119
                                                                             --------------
Increase (decrease) in net assets from operations                            $       63,765
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                                 Year ended             Year ended
                                                                 12/31/2007             12/31/2006
                                                               ------------           ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                                $     16,646           $      2,936
   Net realized gain (loss)                                          24,476                  4,417
   Realized gain distributions                                      140,211                 11,305
   Net change in unrealized appreciation
      (depreciation)                                               (117,568)                88,125
                                                               ------------           ------------
Increase (decrease) in net assets from operations                    63,765                106,783
                                                               ------------           ------------
Contract owner transactions:
   Proceeds from units sold                                       1,021,721                893,802
   Cost of units redeemed                                          (328,886)               (73,828)
   Account charges                                                  (93,141)               (47,993)
                                                               ------------           ------------
   Increase (decrease)                                              599,694                771,981
                                                               ------------           ------------
Net increase (decrease)                                             663,459                878,764
Net assets, beginning                                             1,118,318                239,554
                                                               ------------           ------------
Net assets, ending                                             $  1,781,777           $  1,118,318
                                                               ============           ============
Units sold                                                          144,251                146,276
Units redeemed                                                      (60,931)               (21,161)
                                                               ------------           ------------
Net increase (decrease)                                              83,320                125,115
Units outstanding, beginning                                        165,506                 40,391
                                                               ------------           ------------
Units outstanding, ending                                           248,826                165,506
                                                               ============           ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                              $  2,148,169
Cost of units redeemed                                                                    (405,366)
Account charges                                                                           (147,343)
Net investment income (loss)                                                                19,582
Net realized gain (loss)                                                                    29,081
Realized gain distributions                                                                151,516
Net change in unrealized appreciation (depreciation)                                       (13,862)
                                                                                      ------------
                                                                                      $  1,781,777
                                                                                      ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets        Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     7.16      $       249            $    1,782                  N/A                6.1%
12/31/06               6.75              165                 1,113                  N/A               13.8%
12/31/05               5.93               40                   240                  N/A               18.6%
04/20/05               5.00              -                     -                    N/A                0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              1.1%
12/31/06              0.4%
12/31/05              0.0%

                AUL American Individual Variable Life Unit Trust
                                      Vanguard
                               VF Small Company Growth

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $    1,126,014    $    1,172,322            62,021
Receivables: investments sold                       -      ==============    ==============
Payables: investments redeemed                     (333)
                                         --------------
Net assets                               $    1,125,681
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                              1,125,681           165,441    $         6.80

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          752
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         752
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                          (2,525)
   Realized gain distributions                                                       13,277
   Net change in unrealized appreciation (depreciation)                             (49,692)
                                                                             --------------
   Net gain (loss)                                                                  (38,940)
                                                                             --------------
Increase (decrease) in net assets from operations                            $      (38,188)
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                      $        752   $        392
   Net realized gain (loss)                                (2,525)        (9,345)
   Realized gain distributions                             13,277         12,069
   Net change in unrealized appreciation
      (depreciation)                                      (49,692)         3,302
                                                     ------------   ------------
Increase (decrease) in net assets from operations         (38,188)         6,418
                                                     ------------   ------------
Contract owner transactions:
 Proceeds from units sold                               1,108,426        252,782
 Cost of units redeemed                                   (41,048)      (115,789)
 Account charges                                          (44,525)        (5,032)
                                                     ------------   ------------
 Increase (decrease)                                    1,022,853        131,961
                                                     ------------   ------------
Net increase (decrease)                                   984,665        138,379
Net assets, beginning                                     141,016          2,637
                                                     ------------   ------------
Net assets, ending                                   $  1,125,681   $    141,016
                                                     ============   ============
Units sold                                                159,121         39,150
Units redeemed                                            (15,185)       (18,088)
                                                     ------------   ------------
Net increase (decrease)                                   143,936         21,062
Units outstanding, beginning                               21,505            443
                                                     ------------   ------------
Units outstanding, ending                                 165,441         21,505
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $  1,363,891
Cost of units redeemed                                                  (156,913)
Account charges                                                          (49,620)
Net investment income (loss)                                               1,144
Net realized gain (loss)                                                 (11,858)
Realized gain distributions                                               25,346
Net change in unrealized appreciation (depreciation)                     (46,308)
                                                                    ------------
                                                                    $  1,125,681
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.80      $       165      $    1,126               N/A              3.8%
12/31/06               6.56               21             140               N/A             10.2%
12/31/05               5.95                1               3               N/A             19.0%
04/20/05               5.00              -               -                 N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              0.1%
12/31/06              0.5%
12/31/05              0.0%

                AUL American Individual Variable Life Unit Trust
                                     Vanguard
                              VF Total Bond Market Index

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      161,970    $      156,827            14,034
Receivables: investments sold                         1    ==============    ==============
Payables: investments redeemed                      (22)
                                         --------------
Net assets                               $      161,949
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                161,949            28,585    $         5.67

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $        2,361
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                       2,361
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                             922
   Realized gain distributions                                                          -
   Net change in unrealized appreciation (depreciation)                               4,288
                                                                             --------------
   Net gain (loss)                                                                    5,210
                                                                             --------------
Increase (decrease) in net assets from operations                            $        7,571
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                                 Year ended             Year ended
                                                                 12/31/2007             12/31/2006
                                                               ------------           ------------
Increase (decrease) in net assets from operations:
   Net investment income (loss)                                $      2,361           $        546
   Net realized gain (loss)                                             922                    (63)
   Realized gain distributions                                          -                      -
   Net change in unrealized appreciation
      (depreciation)                                                  4,288                    830
                                                               ------------           ------------
Increase (decrease) in net assets from operations                     7,571                  1,313
                                                               ------------           ------------
Contract owner transactions:
 Proceeds from units sold                                           108,110                 50,688
 Cost of units redeemed                                                  68                     (3)
 Account charges                                                     (7,375)                (1,282)
                                                               ------------           ------------
 Increase (decrease)                                                100,803                 49,403
                                                               ------------           ------------
Net increase (decrease)                                             108,374                 50,716
Net assets, beginning                                                53,575                  2,859
                                                               ------------           ------------
Net assets, ending                                             $    161,949           $     53,575
                                                               ============           ============
Units sold                                                           23,832                 10,071
Units redeemed                                                       (5,352)                  (529)
                                                               ------------           ------------
Net increase (decrease)                                              18,480                  9,542
Units outstanding, beginning                                         10,105                    563
                                                               ------------           ------------
Units outstanding, ending                                            28,585                 10,105
                                                               ============           ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                                              $    161,651
Cost of units redeemed                                                                          65
Account charges                                                                             (8,676)
Net investment income (loss)                                                                 2,907
Net realized gain (loss)                                                                       859
Realized gain distributions                                                                    -
Net change in unrealized appreciation (depreciation)                                         5,143
                                                                                      ------------
                                                                                      $    161,949
                                                                                      ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                               Expense as a
                                 Outstanding            Net Assets         % of Average
                 Unit Value           (000s)                (000s)           Net Assets        Total Return
                 ------------------------------------------------------------------------------------------
12/31/07         $     5.67      $        29            $      162                   N/A               6.9%
12/31/06               5.30               10                    54                   N/A               4.3%
12/31/05               5.08                1                     3                   N/A               1.6%
04/20/05               5.00              -                     -                     N/A               0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07              2.2%
12/31/06              1.9%
12/31/05              0.0%

                AUL American Individual Variable Life Unit Trust
                                     Timothy
                          Conservative Growth Variable

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      383,185    $      408,686            32,715
Receivables: investments sold                    40,918    ==============    ==============
Payables: investments redeemed                      (72)
                                         --------------
Net assets                               $      424,031
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                424,031            65,400    $         6.48

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                             874
   Realized gain distributions                                                        7,692
   Net change in unrealized appreciation (depreciation)                             (28,825)
                                                                             --------------
   Net gain (loss)                                                                  (20,259)
                                                                             --------------
Increase (decrease) in net assets from operations                            $      (20,259)
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $      5,596
  Net realized gain (loss)                                    874          1,175
  Realized gain distributions                               7,692          4,596
  Net change in unrealized appreciation
     (depreciation)                                       (28,826)         1,617
                                                     ------------   ------------
Increase (decrease) in net assets from operations         (20,259)        12,984
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                290,627        108,886
  Cost of units redeemed                                  (38,436)       (25,181)
  Account charges                                         (11,898)        (6,414)
                                                     ------------   ------------
  Increase (decrease)                                     240,293         77,291
                                                     ------------   ------------
Net increase (decrease)                                   220,034         90,275
Net assets, beginning                                     203,997        113,722
                                                     ------------   ------------
Net assets, ending                                   $    424,031   $    203,997
                                                     ============   ============
Units sold                                                 39,797         20,082
Units redeemed                                             (8,602)        (6,697)
                                                     ------------   ------------
Net increase (decrease)                                    31,195         13,385
Units outstanding, beginning                               34,205         20,820
                                                     ------------   ------------
Units outstanding, ending                                  65,400         34,205
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $    512,620
Cost of units redeemed                                                   (63,854)
Account charges                                                          (19,363)
Net investment income (loss)                                               5,694
Net realized gain (loss)                                                   2,055
Realized gain distributions                                               12,380
Net change in unrealized appreciation (depreciation)                     (25,501)
                                                                    ------------
                                                                    $    424,031
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.48      $        65      $      424               N/A              8.8%
12/31/06               5.96               34             204               N/A              9.2%
12/31/05               5.46               21             114               N/A              9.2%
04/20/05               5.00              -               -                 N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.0%
12/31/06            3.5%
12/31/05            0.3%

                AUL American Individual Variable Life Unit Trust
                                     Timothy
                            Strategic Growth Variable

--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS
--------------------------------------------------------------------------------
                                December 31, 2007

                                            Investments           Cost of       Mutual Fund
                                               at Value       Investments            Shares
                                         --------------    --------------    --------------
Investments                              $      243,878    $      257,387            20,516
Receivables: investments sold                    19,392    ==============    ==============
Payables: investments redeemed           $          -
                                         --------------
Investments                              $      263,270
                                         ==============

                                                                    Units      Accumulation
                                             Net Assets       Outstanding        Unit Value
                                         --------------    --------------    --------------
                                                263,270            38,388    $         6.86

--------------------------------------------------------------------------------
                             STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
                      For the year ended December 31, 2007

Investment income:
   Dividend income                                                           $          -
   Mortality & expense charges                                                          -
                                                                             --------------
   Net investment income (loss)                                                         -
                                                                             --------------
Gain (loss) on investments:
   Net realized gain (loss)                                                             883
   Realized gain distributions                                                        9,031
   Net change in unrealized appreciation (depreciation)                             (13,611)
                                                                             --------------
   Net gain (loss)                                                                   (3,697)
                                                                             --------------
Increase (decrease) in net assets from operations                            $       (3,697)
                                                                             ==============

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                       Year ended     Year ended
                                                       12/31/2007     12/31/2006
                                                     ------------   ------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $        -     $      1,227
  Net realized gain (loss)                                    883            186
  Realized gain distributions                               9,031          2,529
  Net change in unrealized appreciation
     (depreciation)                                       (13,611)           496
                                                     ------------   ------------
Increase (decrease) in net assets from operations          (3,697)         4,438
                                                     ------------   ------------
Contract owner transactions:
  Proceeds from units sold                                270,349         56,793
  Cost of units redeemed                                  (49,410)       (16,971)
  Account charges                                         (13,378)        (5,272)
                                                     ------------   ------------
  Increase (decrease)                                     207,561         34,550
                                                     ------------   ------------
Net increase (decrease)                                   203,864         38,988
Net assets, beginning                                      59,406         20,418
                                                     ------------   ------------
Net assets, ending                                   $    263,270   $     59,406
                                                     ============   ============
Units sold                                                 38,892         10,683
Units redeemed                                            (10,044)        (4,744)
                                                     ------------   ------------
Net increase (decrease)                                    28,848          5,939
Units outstanding, beginning                                9,540          3,601
                                                     ------------   ------------
Units outstanding, ending                                  38,388          9,540
                                                     ============   ============

--------------------------------------------------------------------------------
                   Cumulative Net Assets at December 31, 2007
--------------------------------------------------------------------------------

Proceeds from units sold                                            $    348,269
Cost of units redeemed                                                   (66,616)
Account charges                                                          (18,992)
Net investment income (loss)                                               1,227
Net realized gain (loss)                                                   1,072
Realized gain distributions                                               11,819
Net change in unrealized appreciation (depreciation)                     (13,509)
                                                                    ------------
                                                                    $    263,270
                                                                    ============

The accompanying notes are an integral part of the financial statements

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Accumulation Unit Value - A summary of unit values, units outstanding, net assets, expense ratios (excluding expenses of the underlying mutual funds and account charges), and the total return for each of the five years for the period ending December 31 or from commencement of operations are presented below. The total returns presented are based on the change in unit values extended to six decimal places net of mortality and expense risk charges. The Variable Account uses these unit values for processing participant transactions.

                                       Units                      Expense as a
                                 Outstanding      Net Assets      % of Average
                 Unit Value           (000s)          (000s)        Net Assets      Total Return
                 -------------------------------------------------------------------------------
12/31/07         $     6.86      $        38      $      263               N/A             10.1%
12/31/06               6.23                9              59               N/A              9.9%
12/31/05               5.67                4              20               N/A             13.4%
04/20/05               5.00              -               -                 N/A              0.0%

Investment income ratio - The following represents the ratio of gross income (ie; dividend income) to average net assets expressed as a percent. Ratios for fund commencing during the year are annualized. The information pertains to years 2003 thru 2007 or from commencement date. A zero ratio indicates no gross income has been received during the year.

12/31/07            0.0%
12/31/06            3.1%
12/31/05            0.0%

                AUL American Individual Variable Life Unit Trust
                          NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The AUL American Individual Variable Life Unit Trust (Variable Account) was established by American United Life Insurance Company (AUL) on July 10, 1997, under procedures established by Indiana law and is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The
Variable Account commenced on April 30, 1998. The Variable Account is a segregated investment account for individual variable life insurance contracts issued by AUL and invests exclusively in shares of mutual fund portfolios offered by:



-------------------------------------------------------------------------------
OneAmerica Funds, Inc                          OneAmerica Funds
-------------------------------------------------------------------------------
Fidelity Variable Insurance Products Fund      Fidelity
-------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.     American Century
-------------------------------------------------------------------------------
Alger American Fund                            Alger
-------------------------------------------------------------------------------
T. Rowe Price Equity Series, Inc               T. Rowe Price
-------------------------------------------------------------------------------
T. Rowe Price Fixed Income Series, Inc.        T. Rowe Price
-------------------------------------------------------------------------------
Janus Aspen Series                             Janus
-------------------------------------------------------------------------------
Pioneer Variable Contracts Trust               Pioneer
-------------------------------------------------------------------------------
Old Mutual Insurance Series Funds              Old Mutual
-------------------------------------------------------------------------------
AIM Variable Insurance Funds                   AIM
-------------------------------------------------------------------------------
Neuberger Berman Advisers Management Trust     Neuberger Berman
-------------------------------------------------------------------------------
Calvert Variable Series, Inc.                  Calvert
-------------------------------------------------------------------------------
Dreyfus Variable Investment Portfolio, Inc.    Dreyfus
-------------------------------------------------------------------------------
Dreyfus Variable Investment Fund               Dreyfus
-------------------------------------------------------------------------------
Vanguard Variable Insurance Funds              Vanguard
-------------------------------------------------------------------------------
Timothy Plan Portfolio Variable Series         Timothy
-------------------------------------------------------------------------------

This annual report includes information related to investment subaccounts for which there has been no investing or income and expense transactions through December 31, 2007 or for which investment income and expense transactions commenced at various dates during 2007 and prior years.

For periods prior to commencement of investing transactions, management has presented the unit values, expenses as a percentage of average net assets and total return for these investment subaccounts using an inception date unit value of $5.00, adjusted for contractual expense rates..

This information is unaudited and therefore not covered by the Report of Independent Registered Public Accounting Firm appearing on page 2.


ACCUMULATION UNITS AND UNIT VALUE CLASSES

In the  Statement  of Net Assets the units  outstanding  and  accumulation  unit
values  have  been  rounded  to  the  nearest   whole  unit  or  nearest   cent,
respectively.

                AUL American Individual Variable Life Unit Trust
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Security Valuation, Transactions and Related Income

The value of investments is based on the Net Asset Value (NAV) reported by the underlying mutual funds (which value their investment securities at market value or, in the absence of readily available market quotations, at fair value) and the number of shares owned by the Variable Account. Investment transactions are accounted for on the trade date. Dividend income and capital gains from realized gains distributions are recorded on the ex-date.


Related Party Transactions

AUL, the sponsor of the Variable Account, also acts as the investment advisor for OneAmerica Funds, Inc., a mutual fund offered within the Variable Account. The OneAmerica Funds Inc. is comprised of Value, Money Market, Asset Director, Investment Grade Bond, and Socially Responsive (not available for the Variable Account) portfolio. OneAmerica Funds, Inc. has an investment advisory agreement with AUL. Under the investment advisory agreement, AUL is compensated for its services by a monthly fee based on an annual percentage of the average daily net assets of each portfolio as follows:


Value                  0.50%          Investment Grade Bond               0.50%
Money Market           0.40%          Asset Director                      0.50%

Such fees are included in the calculation of the Net Asset Value per share of the underlying mutual funds.


Taxes

Operations of the Variable Account are part of, and are taxed with, the operations of AUL, which is taxed as a "life insurance company" under the Internal Revenue Code. Under current law, investment income, including realized and unrealized capital gains of the investment accounts, is not taxed to AUL to the extent it is applied to increase reserves under the contracts. The Variable Account has not been charged for federal and state income taxes since none have been imposed.


Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

                AUL American Individual Variable Life Unit Trust
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reporting Periods

Periods less than a calendar year represent the date of commencement of operations to the end of the applicable year.



2.  Account Charges

With respect to variable life insurance policies funded by the Variable Account, total account charges during the years ended December 31, 2007 and December 31, 2006 were $8,220,738 and $7,482,693 respectively. The account charges are recorded as a redemption in the accompanying statement of changes in net assets. Account charge deductions are described as follows:

Modified Single Premium Policy: AUL assesses (1) cost of insurance charges, (2) monthly administrative charges not to exceed 0.40% of the account value on an annual basis, (3) mortality and expense risk charges of 0.90% per year for the first 10 policy years and 0.80% per year thereafter, (4) federal tax charges equal to 0.15% of the account value each year for the first 10 years, (5) an annual contract charge of $30.00 each year in which an individual policy's account value does not exceed a specific amount, (6) in the event of surrender, a surrender charge of 10% decreasing to 0% of premiums surrendered, depending upon policy duration and (7) monthly premium tax charges at an annual rate of ..25% of the account value during the first ten policy years. The cost of additional policy riders is assessed on a monthly basis and will vary depending upon the riders chosen.


Flexible Premium  Adjustable Policy: AUL assesses (1) cost of insurance charges,
(2) monthly administrative charges of $17.50 per month in the first year and $10.00 per month thereafter, (3) mortality and expense risk charges of 0.75% per year for the first 10 policy years and 0.25% thereafter and (4) state and local premium taxes of 2.5% of premium and sales charges of 2.5% of premium and (5) in the event of a surrender, 100% of target premium for the first five contract years, reduced by 10% each year for contract years 6 through 15. The cost of additional policy riders is assessed on a monthly basis and will vary depending upon the riders chosen.


3. New Accounting Standards

Financial  Accounting  Standards Board Statement  Interpretation  No. 48

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax

                AUL American Individual Variable Life Unit Trust
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. New Accounting Standards (continued)

positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2007 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and does not expect the adoption of FIN 48 will have a significant impact on the net assets or results of operations of the Variable Account.


Financial Accounting Standards Board Statement on Financial Accounting Standards No.157

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosure about fair value measurements. SFAS No.157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this standard relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair measurements. Effective January 1, 2008, the Variable Account adopted SFAS No. 157. Adoption of SFAS No. 157 did not impact the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.





ONEAMERICA FINANCIAL
PARTNERS, INC.
REPORT OF INDEPENDENT AUDITORS
ON CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of American United Mutual Insurance Holding Company and OneAmerica Financial Partners, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholder's equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of OneAmerica Financial Partners, Inc., and subsidiaries (the "Company") at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for the years then ended December 31, 2007, December 31, 2006 and December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Indianapolis, Indiana
March 24, 2008

ONEAMERICA FINANCIAL PARTNERS, INC.
CONSOLIDATED BALANCE SHEETS

December 31                                                                   2007       (in millions)        2006
------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Fixed maturities - available for sale, at fair value:
      (amortized cost: 2007 - $7,290.7; 2006 - $6,779.9)                 $ 7,369.3                       $ 6,801.5
   Equity securities at fair value:
      (cost: 2007 - $35.5; 2006 - $37.0)                                      47.8                            49.3
   Mortgage loans                                                          1,394.6                         1,351.3
   Real estate, net                                                           45.5                            34.9
   Policy loans                                                              225.3                           179.0
   Short-term and other invested assets                                        9.8                            22.1
   Cash and cash equivalents                                                 152.7                           165.5
------------------------------------------------------------------------------------------------------------------
      TOTAL INVESTMENTS                                                    9,245.0                         8,603.6
Accrued investment income                                                    101.5                            96.6
Reinsurance receivables                                                    2,017.1                         1,991.0
Deferred acquisition costs                                                   647.9                           600.6
Value of business acquired                                                   105.6                           114.6
Property and equipment, net                                                   61.6                            67.1
Insurance premiums in course of collection                                    21.6                            26.5
Other assets                                                                  87.6                           106.5
Assets held in separate accounts                                           7,633.1                         6,884.8
------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                       $19,921.0                       $18,491.3
==================================================================================================================
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
   Policy reserves                                                       $ 9,819.5                       $ 9,298.5
   Other policyholder funds                                                  205.5                           212.4
   Pending policyholder claims                                               245.6                           264.1
   Surplus notes and notes payable                                           275.0                           275.0
   Other liabilities and accrued expenses                                    354.0                           253.1
   Deferred gain on indemnity reinsurance                                     67.5                            80.7
   Liabilities related to separate accounts                                7,633.1                         6,884.8
------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                                   18,600.2                        17,268.6
==================================================================================================================
SHAREHOLDER'S EQUITY
   Common stock, no par value - authorized
      1,000 shares; issued and outstanding 100 shares                            -                               -
   Retained earnings                                                       1,278.0                         1,201.8
   Accumulated other comprehensive income:
      Unrealized appreciation of securities, net of tax                       54.5                            20.9
      Benefit plans, net of tax                                              (11.7)                              -
------------------------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDER'S EQUITY                                           1,320.8                         1,222.7
------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                         $19,921.0                       $18,491.3
==================================================================================================================

    The accompanying notes are an integral part of the consolidated financial statements.

ONEAMERICA FINANCIAL PARTNERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               Year ended December 31
(in millions)                                                        2007               2006               2005
---------------------------------------------------------------------------------------------------------------
REVENUES:
   Insurance premiums and other considerations                   $  344.4           $  406.4           $  445.6
   Policy and contract charges                                      190.4              173.9              142.0
   Net investment income                                            534.3              522.6              451.9
   Realized investment losses, net                                   (2.7)              (5.3)              (3.5)
   Other income                                                      37.4               28.8               28.2
---------------------------------------------------------------------------------------------------------------
      TOTAL REVENUES                                              1,103.8            1,126.4            1,064.2
===============================================================================================================
BENEFITS AND EXPENSES:
   Policy benefits                                                  355.3              399.4              406.3
   Interest expense on annuities and financial products             238.6              235.6              188.6
   General operating expenses                                       190.9              193.3              189.2
   Commissions                                                       66.1               73.1               66.1
   Amortization                                                      85.2               84.9               79.9
   Dividends to policyholders                                        27.4               27.0               27.1
   Interest expense on surplus notes and notes payable               19.8               19.8               19.8
---------------------------------------------------------------------------------------------------------------
      TOTAL BENEFITS AND EXPENSES                                   983.3            1,033.1              977.0
===============================================================================================================
Income before income tax expense                                    120.5               93.3               87.2
Income tax expense                                                   32.4               25.6               25.1
---------------------------------------------------------------------------------------------------------------
      NET INCOME                                                 $   88.1           $   67.7           $   62.1
===============================================================================================================

    The accompanying notes are an integral part of the consolidated financial statements.

ONEAMERICA FINANCIAL PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME

                                                                                    ACCUMULATED OTHER
                                                                               COMPREHENSIVE INCOME (LOSS)
                                                                               ---------------------------
                                                                               UNREALIZED
                                                                              APPRECIATION         BENEFIT
                                                 COMMON       RETAINED       OF SECURITIES,         PLANS,
(in millions)                                     STOCK       EARNINGS         NET OF TAX         NET OF TAX         TOTAL
---------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 2004                        $-         $1,064.9            $127.4            $(10.0)        $1,182.3
Comprehensive income:
   Net income                                       -             62.1                 -                 -             62.1
   Other comprehensive income (loss)                -                -             (59.2)              9.6            (49.6)
                                                                                                                   --------
Total comprehensive income                                                                                             12.5
---------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 2005                         -          1,127.0              68.2              (0.4)         1,194.8
Comprehensive income:
   Net income                                       -             67.7                 -                 -             67.7
   Other comprehensive income (loss)                -                -             (47.3)              0.4            (46.9)
                                                                                                                   --------
Total comprehensive income                                                                                             20.8
Cumulative effect adjustment
    from adoption of SAB No. 108                    -              7.1                 -                 -              7.1
---------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 2006                         -          1,201.8              20.9              (0.0)         1,222.7
Comprehensive income:
   Net income                                       -             88.1                 -                 -             88.1
   Other comprehensive income                       -                -              33.6                 -             33.6
                                                                                                                   --------
Total comprehensive income                                                                                            121.7
Cumulative effect adjustments;
   Adoption of SOP 05-1, net of tax                 -            (11.5)                -                 -            (11.5)
   Adoption of SFAS No. 158, net of tax             -             (0.4)                -             (11.7)           (12.1)
---------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 2007                        $-         $1,278.0            $ 54.5            $(11.7)        $1,320.8
===========================================================================================================================

    The accompanying notes are an integral part of the consolidated financial statements.

ONEAMERICA FINANCIAL PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Year ended December 31
(in millions)                                                                     2007              2006              2005
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                   $    88.1         $    67.7         $    62.1
Adjustments to reconcile net income to net cash:
      Amortization                                                                85.2              84.9              79.9
      Depreciation                                                                14.2              15.7              14.8
      Deferred taxes                                                               8.5              10.8               9.6
      Realized investment losses, net                                              2.7               5.3               3.5
      Policy acquisition costs capitalized                                       (80.8)            (90.6)            (99.2)
      Interest credited to deposit liabilities                                   241.0             235.8             187.5
      Fees charged to deposit liabilities                                        (78.1)            (76.6)            (55.8)
      Amortization and accrual of investment income                               (4.4)             (3.3)             (5.1)
      Increase (decrease) in insurance liabilities                               (24.9)            125.1             121.6
      Decrease in other assets                                                     1.6            (170.6)           (143.1)
      Increase (decrease) in other liabilities                                    28.0             (43.5)             14.4
--------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                        277.9             160.7             190.2
==========================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases:
      Fixed maturities, available-for-sale                                    (1,317.5)           (846.4)         (1,528.8)
      Equity securities                                                           (8.3)            (12.1)             (3.0)
      Mortgage loans                                                            (230.5)           (180.0)           (168.4)
      Real estate                                                                (14.6)             (2.1)             (5.2)
      Short-term and other invested assets                                       (13.7)             (3.4)             (4.7)
   Proceeds from sales, calls or maturities:
      Fixed maturities, available-for-sale                                       801.0             885.4           1,107.7
      Equity securities                                                           10.8               9.0               3.6
      Mortgage loans                                                             187.2             166.8             139.2
      Real estate                                                                  4.6               0.9               0.5
      Short-term and other invested assets                                        27.2               3.2               0.8
   Net transfer from disposal of financial institutions operations                   -              11.3                 -
   Transfer from indemnity reinsurance transactions, net                         551.9                 -             363.7
--------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                  (1.9)             32.6             (94.6)
==========================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
      Deposits to insurance liabilities                                        2,025.6           1,854.1           1,652.0
      Withdrawals from insurance liabilities                                  (2,325.2)         (2,074.8)         (1,699.2)
      Other                                                                       10.8              (2.3)             (1.4)
--------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                           (288.8)           (223.0)            (48.6)
==========================================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (12.8)            (29.7)             47.0
==========================================================================================================================
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR                                      165.5             195.2             148.2
==========================================================================================================================
CASH AND CASH EQUIVALENTS END OF YEAR                                        $   152.7         $   165.5         $   195.2
==========================================================================================================================
NON-CASH TRANSACTIONS RELATED TO THE INDEMNITY REINSURANCE TRANSACTIONS:
   Fixed maturities                                                          $       -         $       -         $ 1,287.4
   Policy loans                                                                   39.8                 -                 -
   Transfer of reserves, net                                                     591.7                 -           1,651.1
==========================================================================================================================

    The accompanying notes are an integral part of the consolidated financial statements.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

    OneAmerica Financial Partners, Inc. (OneAmerica or the Company) is a wholly owned subsidiary of American United Mutual Insurance Holding Company (AUMIHC), a mutual insurance holding company based in Indiana. The consolidated financial statements of OneAmerica include the accounts of OneAmerica and its subsidiaries; American United Life Insurance Company
    (AUL), OneAmerica Securities Inc., The State Life Insurance Company (State
    Life), AUL Reinsurance Management Services, LLC, Pioneer Mutual Life Insurance Company (PML) and R.E. Moulton, Inc (Moulton). AUMIHC will at all times, in accordance with the Indiana Mutual Holding Company Law, control at least a majority of the voting shares of the capital stock of AUL, State Life and PML through OneAmerica. Policyholder membership rights exist at AUMIHC, while the policyholder contract rights remain with AUL, State Life or PML.

    The Company's focus is to provide a range of insurance and financial products and services to customers throughout the United States. Business is conducted through three primary operating divisions:

    o Through the Retirement Services Division the Company offers 401(k) and other corporate retirement plans, tax deferred annuity plans and individual retirement account rollover products to the employer-sponsored market and to retired individuals. These products are distributed through sales and service representatives located in regional offices, selling through independent agents and brokers, third-party administrators, employee benefit plan marketing organizations and the Company's career agents.

    o Individual Operations offers a broad range of life, annuity and long-term care products to individuals, families, small business owners and the retirement and pre-retirement markets. Products marketed by Individual Operations are distributed through a career agency force, brokers, personal producing general agents and banks.

    o Employee Benefits (formerly "Group") Operations offers traditional and voluntary group life, medical stop-loss, and disability products primarily to employer groups. These products are distributed through brokers, agents and marketing alliances, third party administrators and managing general underwriters.

2.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Significant intercompany transactions have been eliminated. AUL, State Life, and PML file separate financial statements with insurance regulatory authorities, which are prepared on the basis of statutory accounting practices that are significantly different from financial statements prepared in accordance with GAAP. These financial statements are described in detail in Note 14-Statutory Information.

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

2.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    INVESTMENTS

    Fixed maturity securities, which may be sold to meet liquidity and other needs of the Company, are categorized as available-for-sale and are stated at fair value. Unrealized gains and losses resulting from carrying available-for-sale securities at fair value are reported in equity, net of deferred taxes and valuation adjustment. Equity securities are stated at fair value.

    Costs incurred or fees received upon origination of investments are deferred. Such costs, fees, discounts and premiums are amortized as yield adjustments over the contractual lives of the investments. The Company considers anticipated prepayments on mortgage-backed securities in determining estimated future yields on such securities.

    Mortgage loans on real estate are carried at their unpaid principal balance, less an impairment allowance for estimated uncollectible amounts. Real estate is reported at cost, less accumulated depreciation. Depreciation is calculated (straight line) over the estimated useful lives of the related assets. Investment in real estate is net of accumulated depreciation of $48.7 million and $46.0 million at December 31, 2007 and 2006, respectively. Depreciation expense for investment in real estate amounted to $2.9 million, $2.5 million and $2.4 million for 2007, 2006, and 2005, respectively. Policy loans are carried at their unpaid balance. Other invested assets are reported at cost, plus the Company's equity in undistributed net equity since acquisition. Short-term investments include investments with maturities of one year or less at the date of acquisition and are carried at amortized cost, which approximates market value. Short-term certificates of deposit and savings certificates with durations less than three months are considered to be cash equivalents. The carrying amount for cash and cash equivalents approximates market value.

    Realized gains and losses on sale or call of investments are based upon specific identification of the investments sold and do not include amounts allocable to separate accounts. The Company's accounting policy requires that a decline in the fair value of a security below its amortized cost basis be assessed to determine if the decline is other-than-temporary. If so, the security is deemed to be other-than-temporarily impaired and a net realized loss is recorded for the difference between the fair value and amortized cost basis of the security. The fair value of the impaired investment becomes its new cost basis.

    DEFERRED POLICY ACQUISITION COSTS

    Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy underwriting and issue, and certain variable agency expenses. These costs are amortized with interest over the lifetime of the contract, which is approximated as follows:

    o For participating whole life insurance products, over 30 years in relation to the present value of estimated gross margins from expenses, investments and mortality, discounted using the expected investment yield.

    o For universal life-type policies and investment contracts, over 30 years and 20 years, respectively, in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins, discounted using the interest rate credited to the policy.

    o For recently issued term life insurance products, over the level premium period, which ranges from 10 to 20 years, in relation to the anticipated annual premium revenue, using the same assumptions used in calculating policy benefits. For older term life insurance products, over 30 years, in relation to the anticipated annual premium revenue, using the same assumptions used in calculating policy benefits.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

2.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    o For miscellaneous group life and individual and group health policies, straight-line over the expected life of the policy.

    Recoverability of the unamortized balance of deferred policy acquisition costs is evaluated regularly. For universal life-type contracts, investment contracts and participating whole life policies, the accumulated amortization is adjusted (increased or decreased) whenever there is a material change in the estimated gross profits or gross margins expected over the life of a block of business to maintain a constant relationship between cumulative amortization and the present value of gross profits or gross margins. For most other contracts, the unamortized asset balance is reduced by a charge to income only when the present value of future cash flows, net of the policy liabilities, is not sufficient to cover such asset balance.

    Deferred acquisition costs, for applicable products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income" and this adjustment is reflected as "valuation adjustment" in Note 5 - Other Comprehensive Income and Note 7
    - Valuation of Business Acquired.

    PROPERTY AND EQUIPMENT

    Property and equipment includes real estate owned and occupied by the Company. Property and equipment is carried at cost, net of accumulated depreciation of $110.8 million and $103.3 million as of December 31, 2007 and 2006, respectively. The Company provides for depreciation of property and equipment using the straight-line method over its estimated useful life. Depreciation expense for 2007, 2006 and 2005 was $11.3 million, $13.2 million and $12.4 million, respectively.

    ASSETS HELD IN SEPARATE ACCOUNTS

    Separate accounts are funds on which investment income and gains or losses accrue directly to certain policies, primarily variable annuity contracts, equity-based pension and profit sharing plans and variable universal life policies. The assets of these accounts are legally segregated and are valued at fair value. The related liabilities are recorded at amounts equal to the underlying assets; the fair value of these liabilities is equal to their carrying amount.

    PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS

    The premiums and benefits for whole life and term insurance products and certain annuities with life contingencies (immediate annuities) are fixed and guaranteed. Such premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

    Universal life policies and investment contracts are policies with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. The amounts collected from policyholders for these policies are considered deposits, and only the deductions during the period for cost of insurance, policy administration and surrenders are included in revenue. Policy benefits and claims that are charged to expense include net interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

2.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    RESERVES FOR FUTURE POLICY AND CONTRACT BENEFITS

    Liabilities for future policy benefits for participating whole life policies are calculated using the net level premium method and assumptions as to interest and mortality. The interest rate is the dividend fund interest rate and the mortality rates are those guaranteed in the calculation of cash surrender values described in the contract. Liabilities for future policy benefits for term life insurance and life reinsurance policies are calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and expenses. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued. Liabilities for future policy benefits on universal life and investment contracts consist principally of policy account values, plus certain deferred policy fees, which are amortized using the same assumptions and factors used to amortize the deferred policy acquisition costs. If the future benefits on investment contracts are guaranteed (immediate annuities with benefits paid for a period certain), the liability for future benefits is the present value of such guaranteed benefits. The liabilities for group products are generally calculated as an unearned premium reserve. Claim liabilities include provisions for reported claims and estimates based on historical experience for claims incurred but not reported.

    CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

    The Company issues variable annuity contracts which include certain guarantees payable in the event of death, annuitization or at specified dates. The latter two benefits are referred to as living benefits. For those guarantees of benefits payable in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the account balance. For the living benefit guarantees, the net amount at risk is based on the present value of the guaranteed minimum annuity payments in excess of the account balance. The net amount at risk for the combination of the death and living benefit guarantees was $17.3 million and $18.9 million at December 31, 2007 and 2006, respectively. The associated reserves for these guarantees were $4.7 million and $3.1 million as of December 31, 2007 and 2006, respectively.

    The Company defers certain sales inducements and amortizes them over the anticipated life of the policy as a result of the Company's adoption of SOP 03-01 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-01). Sales inducements deferred totaled $9.0 million, $7.4 million and $6.2 million for 2007, 2006 and 2005, respectively. Amounts amortized totaled $2.8 million, $1.6 million and $1.0 million for 2007, 2006 and 2005, respectively. The unamortized balance of deferred sales inducements are included in "Other assets" and totaled $26.2 million and $20.0 million at December 31, 2007 and 2006, respectively.

    INCOME TAXES

    The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the temporary differences in the assets and liabilities determined on a tax and financial reporting basis.

    COMPREHENSIVE INCOME

    Comprehensive income is the change in equity of the Company that results from recognized transactions and other economic events of the period other than transactions with the policyholders. Comprehensive income includes net income, the impact of cumulative adjustments resulting from the adoption of accounting pronouncements, net unrealized gains (losses) on available-for-sale securities and changes in benefits plans, including minimum pension liability.

    RECLASSIFICATION

    Certain 2006 and 2005 financial statement balances have been reclassified to conform to the 2007 presentation.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

2.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    DERIVATIVES

    The Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities, and requires recognition of all derivatives as either assets or liabilities measured at fair value. At December 31, 2007, the Company did not hold any derivative instruments or hedges.

    GOODWILL AND OTHER INTANGIBLE ASSETS

    SFAS No. 141, "Business Combinations", requires the Company to account for all business combinations within the scope of the statement under the purchase method except for mergers of mutual companies. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that an intangible asset acquired either individually or with a group of other assets shall initially be recognized and measured based on fair value. An intangible asset with a finite life is amortized over its useful life; an intangible asset with an indefinite useful life, including goodwill, is not amortized. All indefinite lived intangible assets shall be tested for impairment at least annually in accordance with SFAS No. 142. The Company performed this test during 2007 and 2006 and determined the carrying value of goodwill was not impaired.

    The Company ceased the amortization of goodwill as of January 1, 2002. Total goodwill, which is included in 'Other assets' on the consolidated balance sheet, was $17.3 million at both December 31, 2007 and 2006.

    The Company reports a financial asset representing the value of business acquired ("VOBA"), which is an intangible asset with a finite life. VOBA represents the present value of future profits embedded in acquired insurance and annuities. VOBA is being amortized over the expected life of the acquired contracts based on estimated gross profits from the contracts and anticipated future experience, which is updated periodically. The effects of changes in estimated gross profits, which are evaluated regularly, are reflected in amortization expense in the period such estimates of expected future profits are revised. For further detail refer to Note 3-Acquisitions and Other Significant Transactions and Note 7-Value of Business Acquired.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN
    48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense in the current year. The guidance is effective for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. The Company has adopted FIN 48, refer to Note 10-Federal Income Taxes for additional detail.

    In December 2007, the FASB issued FAS 141R, "Business Combinations" (SFAS
    141R). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information reported in the financial reports about a business combination and its effects. This statement is to be applied prospectively to business combinations in the first annual reporting period beginning on or after December 15, 2008.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

2.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    The FASB issued FAS 155, "Accounting for Certain Hybrid Financial Instruments" (SFAS 155) in February 2006 and is effective for 2007. SFAS 155 amends FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 155 permits the fair value remeasurement of hybrid investments containing an embedded derivative. The Company's adoption of SFAS 155 did not have a material effect on the Company's consolidated financial statements.

    In September 2006, the FASB issued FAS 157, "Fair Value Measurements" (SFAS
    157). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. As of December 31, 2007, the Company does not believe the adoption of SFAS 157 will have a material impact on the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on the statement of operations.

    In September 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plan" (SFAS 158). This statement requires recognition of the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or a liability in the balance sheet and changes in the funded status to be recognized in other comprehensive income. The statement also requires the measurement of the funded status of a plan as of the date of the balance sheet. The Company has adopted FAS 158, refer to Note 9-Benefits Plans for additional detail.

    In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of SFAS 115" (SFAS 159). This standard permits entities to elect to measure financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the potential effects of SFAS 159 on the consolidated financial statements.

    In September 2005, the Accounting Standards Executive Committee issued SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1) for 2007. SOP 05-1 provides guidance on internal replacements of insurance and investment contracts, whereby an existing policyholder exchanges a current contract for a new contract, and whether certain acquisition costs associated with the original contract may continue to be deferred or must be expensed immediately. Under the terms of SOP 05-1, internal replacements qualifying for continued deferral of original acquisition costs must demonstrate that the new contract is substantially unchanged from the original contract, including coverage provided, insured individual, investment returns, and any dividend participation rights. The implementation of SOP 05-1 reduced retained earnings by $11.5 million, net of tax in 2007.

    In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). This guidance was issued in order to eliminate diversity of practice surrounding misstatements in financial statements. The provisions of SAB 108 have been adopted using the cumulative effect transition methodology in connection with the 2006 consolidated financial statements. The cumulative effects adjustment related to deferred taxes from a 2002 transaction that were previously considered immaterial, and resulted in a $7.1 million increase to a deferred tax asset and an increase to retained earnings.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3.  ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

    Effective July 1, 2007, AUL and Transamerica Life Insurance Company entered into an agreement whereby AUL acquired, through an indemnity reinsurance transaction, a significant block of 403(b) business.

    The following table represents the assets and liabilities assumed:

(in millions)
--------------------------------------------------------------------
Total invested assets                                         $591.7
Deferred acquisition costs                                      65.6
Reinsurance receivable                                          76.4
--------------------------------------------------------------------
   Total assets acquired                                      $733.7
--------------------------------------------------------------------
Policy reserves                                               $656.1
Other liabilities and accrued expenses                          77.6
--------------------------------------------------------------------
   Total liabilities assumed                                  $733.7
====================================================================

    On May 1, 2006, AUL disposed of its Financial Institutions operations. This transaction included the Financial Institutions reporting unit consisting of CNL Financial Corporation (CNL) and its subsidiaries and all credit-related insurance business issued by AUL. The sale was a stock sale of the CNL companies and an indemnity reinsurance arrangement for AUL's Financial Institutions business. The transaction did not result in a material gain or loss to the enterprise and resulted in net proceeds of $11.3 million received in 2006.

    In October 2005, State Life assumed a block of life insurance and annuity contracts from Golden Rule Insurance Company (Golden Rule), a subsidiary of United Healthcare, Inc. under an indemnity reinsurance agreement. The transaction included a transfer of cash, accrued interest and invested assets of $1,675.8 million to State Life, net of a ceding commission to Golden Rule. The transaction resulted in VOBA of $117.1 million. Also refer to Note 7 - Value of Business Acquired for further detail regarding current VOBA activity.

    On July 1, 2002, Employers Reassurance Corporation ("ERAC") began reinsuring the majority of the Company's reinsurance operations, including its life, long term care and international reinsurance business. The transaction structure involved two indemnity reinsurance agreements and the sale of certain assets. The liabilities and obligations associated with the reinsured contracts remain on the balance sheet of the Company with a corresponding reinsurance receivable from ERAC. In connection with the transaction, a trust account has been established which provides for securities to be held in support of the reinsurance receivables. The market value of investments held in this trust was $1,357.5 million at December 31, 2007.

    As a result of the ERAC transaction, a deferred gain of $107.1 million was generated, and was recorded as a deferred gain on the Company's balance sheet in accordance with the requirements of SFAS 113, "Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." The gain is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge. The Company recognized $13.2 million, $4.8 million and $7.8 million of deferred gain amortization in 2007, 2006 and 2005, respectively, which is included in other income. The increase in 2007 deferred gain amortization was caused by a liability commutation arrangement agreed to by ERAC and a ceding company from the Long Term Care reinsurance business. The commutation extinguished the liability held by AUL and accelerated recognition of a portion of the deferred gain.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.  INVESTMENTS

    The amortized cost and fair value of investments in fixed maturity and marketable equity securities by type of investment were as follows:

                                                                     DECEMBER 31, 2007
-------------------------------------------------------------------------------------------------------
                                                                      GROSS UNREALIZED
DESCRIPTION OF SECURITIES                           AMORTIZED       --------------------          FAIR
(in millions)                                          COST         GAINS         LOSSES         VALUE
-------------------------------------------------------------------------------------------------------
Available-for-sale:
Obligations of U.S. government, states,
   political subdivisions and
   foreign governments                               $  159.9       $  4.6         $ 2.5       $  162.0
Corporate securities                                  5,318.1        129.9          66.2        5,381.8
Mortgage-backed securities                            1,812.7         24.5          11.7        1,825.5
-------------------------------------------------------------------------------------------------------
      Total fixed maturities                          7,290.7        159.0          80.4        7,369.3
Equity securities                                        35.5         12.3             -           47.8
-------------------------------------------------------------------------------------------------------
      Total                                          $7,326.2       $171.3         $80.4       $7,417.1
=======================================================================================================

                                                                     December 31, 2006
-------------------------------------------------------------------------------------------------------
                                                                      Gross Unrealized
Description of Securities                           Amortized        -------------------          Fair
(in millions)                                          Cost         Gains         Losses         Value
-------------------------------------------------------------------------------------------------------
Available-for-sale:
Obligations of U.S. government, states,
   political subdivisions and
   foreign governments                               $  197.2       $  4.4        $  3.7       $  197.9
Corporate securities                                  4,898.6        107.7          79.2        4,927.1
Mortgage-backed securities                            1,684.1         13.8          21.4        1,676.5
-------------------------------------------------------------------------------------------------------
      Total fixed maturities                          6,779.9        125.9         104.3        6,801.5
Equity securities                                        37.0         12.3             -           49.3
-------------------------------------------------------------------------------------------------------
      Total                                          $6,816.9       $138.2        $104.3       $6,850.8
=======================================================================================================

    The following tables show the gross unrealized losses and fair value of Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.  INVESTMENTS, CONTINUED

    Gross Unrealized Loss Positions for Fixed Maturities as of December 31,
    2007:

-------------------------------------------------------------------------------------------------------------------
                                           LESS THAN 12 MONTHS        12 MONTHS OR MORE               TOTAL
                                          ----------------------    ----------------------    ---------------------
DESCRIPTION OF SECURITIES                    FAIR     UNREALIZED       FAIR     UNREALIZED       FAIR    UNREALIZED
(in millions)                               VALUE       LOSSES        VALUE       LOSSES        VALUE      LOSSES
-------------------------------------------------------------------------------------------------------------------
Obligations of U.S. government, states,
   political subdivisions and
   foreign governments                    $   18.3        $ 1.0     $   50.1        $ 1.5     $   68.4        $ 2.5
Corporate securities                       1,090.4         25.7      1,195.4         40.5      2,285.8         66.2
Mortgage-backed securities                   363.3          3.7        358.7          8.0        722.0         11.7
-------------------------------------------------------------------------------------------------------------------
                                          $1,472.0        $30.4     $1,604.2        $50.0     $3,076.2        $80.4
===================================================================================================================

    Gross Unrealized Loss Positions for Fixed Maturities as of December 31,
    2006:

-------------------------------------------------------------------------------------------------------------------
                                            Less Than 12 Months       12 Months or More               Total
                                          ----------------------    ----------------------    ---------------------
Description of Securities                    Fair     Unrealized       Fair     Unrealized       Fair    Unrealized
(in millions)                               Value       Losses        Value       Losses        Value      Losses
-------------------------------------------------------------------------------------------------------------------
Obligations of U.S. government, states,
   political subdivisions and
   foreign governments                    $   25.4        $ 0.3     $   93.8        $ 3.4     $  119.2       $  3.7
Corporate securities                       1,162.1         17.0      1,746.9         62.2      2,909.0         79.2
Mortgage-backed securities                   465.5          4.9        614.8         16.5      1,080.3         21.4
-------------------------------------------------------------------------------------------------------------------
                                          $1,653.0        $22.2     $2,455.5        $82.1     $4,108.5       $104.3
===================================================================================================================

    OBLIGATIONS OF U.S. GOVERNMENT, STATES, POLITICAL SUBDIVISIONS AND FOREIGN GOVERNMENTS. The unrealized losses on the Company's investments in obligations of U.S. government, states, political subdivisions and foreign governments were primarily caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

    CORPORATE SECURITIES. The $66.2 million of gross unrealized losses is comprised of $60.1 million related to investment grade securities and $6.1 million related to below investment grade securities. Approximately $1.7 million of the total gross unrealized losses represented declines in value of greater than 10 percent, none of which had been in that position for a period of 12 months or more, and substantially all of which were less than six months. The $40.5 million of gross unrealized losses of 12 months or more crossed all sectors of business and were mostly interest related. There were no individual issuers with gross unrealized losses greater than $1.7 million. Based on a review of the above information in conjunction with other factors as outlined in the Company's policy surrounding other-than-temporary impairments, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.  INVESTMENTS, CONTINUED

    MORTGAGE BACKED SECURITIES. The unrealized losses on the Company's investment in federal agency mortgage backed securities were caused by interest rate increases. The Company purchased these investments at a discount relative to their face amount, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

    MARKETABLE EQUITY SECURITIES. As of December 31, 2007, gross unrealized losses on equity securities were less than $.1 million. Based on a review of this information in conjunction with other factors outlined in the Company's policy related to other-than-temporary impairments, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

    The amortized cost and fair value of fixed maturity securities at December 31, 2007, by contractual average maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 AVAILABLE-FOR-SALE
                                         ---------------------------------
(in millions)                             AMORTIZED COST        FAIR VALUE
--------------------------------------------------------------------------
Due in one year or less                      $  265.3            $  265.5
Due after one year through five years         1,620.3             1,657.4
Due after five years through 10 years         2,189.3             2,203.8
Due after 10 years                            1,403.1             1,417.1
--------------------------------------------------------------------------
                                              5,478.0             5,543.8
Mortgage-backed securities                    1,812.7             1,825.5
--------------------------------------------------------------------------
                                             $7,290.7            $7,369.3
==========================================================================

    Net investment income for the years ended December 31, consisted of the following:

(in millions)                       2007         2006         2005
------------------------------------------------------------------
Fixed maturity securities         $405.7       $395.1       $334.5
Equity securities                    1.8          1.2          1.1
Mortgage loans                      99.1         99.5         97.7
Real estate                         16.9         16.1         15.8
Policy loans                        12.3         11.0         10.4
Other                               23.0         22.9         15.1
------------------------------------------------------------------
Gross investment income            558.8        545.8        474.6
Investment expenses                 24.5         23.2         22.7
------------------------------------------------------------------
Net investment income             $534.3       $522.6       $451.9
==================================================================

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

4.  INVESTMENTS, CONTINUED

    Investment detail regarding fixed maturities for the years ended December 31, were as follows:

(in millions)                                                                2007            2006            2005
------------------------------------------------------------------------------------------------------------------
Proceeds from the sale of investments in fixed maturities                  $329.2         $ 328.2         $ 598.1

Gross realized gains on the sale of fixed maturities                          1.8             2.5             0.9
Gross realized losses on sale of fixed maturities                            (3.6)          (10.1)           (4.9)

Change in unrealized appreciation                                            57.0          (111.4)         (144.4)
------------------------------------------------------------------------------------------------------------------

    The Company does not continue to accrue income on non-income producing investments. At December 31, 2007 the Company did not have any non-income producing fixed maturity investments. At December 31, 2006, the Company had one fixed maturity investment that was non-income-producing, with a total book value of $1 thousand.

    Realized investment gains (losses), for the years ended December 31, consisted of the following:

(in millions)                                                                2007            2006            2005
------------------------------------------------------------------------------------------------------------------
Fixed maturity securities                                                   $(1.8)          $(7.6)          $(4.0)
Equity securities                                                             1.0             1.2             0.5
Real estate                                                                   2.8             1.1               -
Impairments                                                                  (4.7)              -               -
------------------------------------------------------------------------------------------------------------------
Realized investment losses                                                  $(2.7)          $(5.3)          $(3.5)
==================================================================================================================

    The Company maintains a diversified mortgage loan portfolio and exercises internal limits on concentrations of loans by geographic area, industry, use and individual mortgagor. At December 31, 2007, the largest geographic concentrations of commercial mortgage loans were in Texas, California, and Illinois where approximately 27 percent of the portfolio was invested. A total of 32 percent of the mortgage loans have been issued on retail properties, primarily backed by long-term leases or guarantees from strong credits.

    The Company had outstanding mortgage loan commitments of approximately
    $42.7 million and $81.9 million at December 31, 2007 and 2006, respectively.

    The Company has no exposure to losses from subprime loans. To date, the Company has managed risk in the subprime market by avoiding these investments. Additionally, the Company had no investments in securitized assets that are supported by subprime or Alt-A loans. Within the mortgage-backed securities portfolio, all of the residential mortgages are guaranteed by one of the three government-sponsored enterprises (FNMA, FHLMS, or GNMA), with one exception. This exception is a $5.8 million investment in a senior tranche of a non-agency mortgage backed security that is backed by jumbo, prime loans.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.  OTHER COMPREHENSIVE INCOME (LOSS)

    Accumulated other comprehensive income, at December 31, consisted of the following:

(in millions)                                                                2007           2006            2005
-----------------------------------------------------------------------------------------------------------------
Unrealized appreciation:
   Fixed maturity securities                                               $ 78.6         $ 21.6          $133.0
   Equity securities                                                         12.3           12.3             9.5
Valuation adjustment                                                         (6.8)          (1.6)          (36.5)
Deferred taxes                                                              (29.6)         (11.4)          (37.8)
-----------------------------------------------------------------------------------------------------------------
Total unrealized appreciation, net of tax                                    54.5           20.9            68.2
Benefit plans, net of tax                                                   (11.7)             -            (0.4)
-----------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income                                     $ 42.8         $ 20.9          $ 67.8
=================================================================================================================

    The components of comprehensive income (loss), other than net income, for the years ended December 31, are illustrated below:

(in millions)                                                                2007           2006            2005
-----------------------------------------------------------------------------------------------------------------
Other comprehensive income, net of tax:
Minimum pension liability adjustment,
  net of tax-2007, $0; 2006, ($0.2); 2005, ($5.2)                          $    -         $  0.4          $  9.6
Adoption of SFAS 158, net of tax-2007, $6.2                                 (11.7)             -               -
Unrealized appreciation on securities,
  net of tax-2007, ($18.2); 2006, $26.4; 2005, $31.9                         32.2          (52.3)          (61.7)
Reclassification adjustment for gains
  included in net income,
  net of tax-2007, ($0.8); 2006, ($2.6); 2005, ($1.3)                         1.4            5.0             2.5
-----------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss), net of tax                            $ 21.9         $(46.9)         $(49.6)
=================================================================================================================

6.  DEFERRED POLICY ACQUISITION COSTS

    The balances of and changes in deferred policy acquisition costs, for the years ended December 31, are as follows:

(in millions)                                                                2007           2006            2005
-----------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                 $600.6         $583.6          $509.3
Acquired deferred acquisition costs                                          65.6              -               -
Capitalization of deferred acquisition costs                                 80.8           90.6            99.2
Amortization of deferred acquisition costs                                  (77.4)         (76.1)          (76.9)
Adoption of SOP 05-1                                                        (17.4)             -               -
Disposal of credit insurance operations                                         -          (27.6)              -
Valuation adjustment                                                         (4.3)          30.1            52.0
-----------------------------------------------------------------------------------------------------------------
Balance, end of year                                                       $647.9         $600.6          $583.6
=================================================================================================================

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

7.  VALUATION OF BUSINESS ACQUIRED

    The balance of and changes in VOBA, for the years ended December 31, are as follows:

(in millions)                                                                2007           2006            2005
-----------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                 $109.8         $118.5          $  4.4
Acquisitions                                                                    -              -           117.1
Amortization                                                                 (7.8)          (8.7)           (3.0)
-----------------------------------------------------------------------------------------------------------------
   Subtotal                                                                 102.0          109.8           118.5
Valuation adjustment                                                          3.6            4.8               -
-----------------------------------------------------------------------------------------------------------------
Balance, end of year                                                       $105.6         $114.6          $118.5
=================================================================================================================

    The average expected life of VOBA varies by product, and is 26 years for the overall block of acquired business. The interest accrual rate for amortization varies by product, and is 4 percent for the overall block of acquired business.

    The following table provides estimated future amortization, net of interest, for the periods indicated:

                                                                       VOBA
(in millions)                                                      AMORTIZATION
--------------------------------------------------------------------------------
2008                                                                     $  6.7
2009                                                                        6.5
2010                                                                        6.2
2011                                                                        6.0
2012                                                                        5.6
2013 and thereafter                                                        71.0
--------------------------------------------------------------------------------
Total                                                                    $102.0
================================================================================

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8.  INSURANCE LIABILITIES

    Insurance liabilities consisted of the following:

--------------------------------------------------------------------------------------------------------------------------------
                                                                    MORTALITY OR
                                                  WITHDRAWAL          MORBIDITY           INTEREST RATE           DECEMBER 31,
(in millions)                                     ASSUMPTION         ASSUMPTION             ASSUMPTION          2007       2006
--------------------------------------------------------------------------------------------------------------------------------
Future policy benefits:
   Participating whole life contracts               COMPANY           COMPANY              2.5% to 6.0%    $   965.5   $  930.7
                                                  EXPERIENCE         EXPERIENCE
   Universal life-type contracts                      N/A                N/A                    N/A          1,780.0    1,706.3
   Other individual life contracts                  COMPANY           COMPANY              2.5% TO 6.0%        859.5      802.4
                                                  EXPERIENCE         EXPERIENCE
   Accident and health                                                COMPANY                   N/A            606.1      679.2
                                                      N/A            EXPERIENCE
   Annuity products                                   N/A                N/A                    N/A          5,151.9    4,712.9
   Group life and health                              N/A                N/A                    N/A            456.5      467.0
Other policyholder funds                              N/A                N/A                    N/A            205.5      212.4
Pending policyholder claims                           N/A                N/A                    N/A            245.6      264.1
--------------------------------------------------------------------------------------------------------------------------------
   Total insurance liabilities                                                                             $10,270.6   $9,775.0
================================================================================================================================

    Participating life insurance policies, for which dividends are expected to be paid, represent approximately 24.9 percent and 24.3 percent of the total individual life insurance in force at both December 31, 2007 and 2006, respectively. These participating policies represented 33.7 percent and
    32.0 percent of statutory life net premium income for 2007 and 2006, respectively. The amount of dividends to be paid is determined annually by the Board of Directors.

9.  BENEFIT PLANS

    The Company sponsors a noncontributory defined benefit pension plan that covers substantially all of its employees. Company contributions to the employee plan are made periodically in an amount between the minimum ERISA required contribution and the maximum tax-deductible contribution. The plan provides defined benefits based on years of service and final average salary. The assets of the defined benefit plan are held by the Company under a group annuity contract.

    The Company sponsors a non-contributory, unfunded defined supplemental excess benefit plan for certain executives where benefits accrue and vest at the same rate as the qualified plan, which is included in Other Benefits in the following disclosures.

    The Company also has multiple postretirement benefit plans covering substantially all of its retired employees and certain career agents (retirees). Employees and agents with at least 10 years of plan participation may become eligible for such benefits if they reach retirement age while working for the Company. Employees hired on or after October 1, 2004, are no longer eligible for retiree health benefits. The medical plans are contributory, with retiree contributions adjusted annually. The Company contributions for pre-65 retirees were frozen at the 2005 contribution level. For post-65 retirees the Company's contributions were frozen at the 2000 contribution level. The life insurance plans are noncontributory. There are no specific plan assets for this postretirement liability as of December 31, 2007 and 2006. Claims incurred for benefits are funded by Company contributions.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.  BENEFIT PLANS, CONTINUED

    The Company uses a December 31 measurement date for the defined benefit plan and the other postretirement benefit plans.

    Obligations and Funded Status:

                                                             PENSION BENEFITS                   OTHER BENEFITS
                                                         -----------------------           -----------------------
(in millions)                                             2007            2006               2007            2006
------------------------------------------------------------------------------------------------------------------
Employer contributions                                   $ 0.7           $16.7             $  1.7          $  1.8
Employee contributions                                       -               -                1.3             1.2
Benefit payments                                           2.7             2.0                3.1             3.0
Funded status (deficit)                                   11.0             8.1              (39.2)          (40.2)
==================================================================================================================

    As previously discussed, the Company adopted the recognition and disclosure provisions of SFAS 158 on December 31, 2007. The measurement date was changed from September 30 to December 31 in 2007 for 'Other Benefits' resulting in a $0.4 million reduction to retained earnings. The incremental effect of applying SFAS 158 on individual line items to the balance sheet as of December 31, 2007 including tax effects is as follows:

                                                                 PRIOR TO          EFFECT OF          AS REPORTED
                                                                 ADOPTING           ADOPTING           UNDER SFAS
(in millions)                                                    SFAS 158           SFAS 158               158
------------------------------------------------------------------------------------------------------------------
Other assets                                                     $  106.6              (19.0)            $   87.6
Other liabilities (including deferred income taxes)                 360.9               (6.9)               354.0
Accumulated other comprehensive income                               54.5              (11.7)                42.8
Retained earnings                                                 1,278.4               (0.4)             1,278.0
==================================================================================================================

    Amounts recognized in the balance sheet:

                                                             PENSION BENEFITS                OTHER BENEFITS
                                                        -------------------------       --------------------------
(in millions)                                             2007            2006               2007            2006
------------------------------------------------------------------------------------------------------------------
Other assets                                             $11.0           $32.7             $    -          $    -
Accrued benefit obligation                                   -               -              (39.2)          (40.6)
Accumulated other comprehensive income                       -               -                  -            (0.7)
------------------------------------------------------------------------------------------------------------------
Net amount recognized                                    $11.0           $32.7             $(39.2)         $(41.3)
------------------------------------------------------------------------------------------------------------------

    Amounts recognized in other accumulated comprehensive income:

Net actuarial (gains) losses                             $25.2             n/a              $(0.3)            n/a
Net prior service costs (benefits)                        (1.2)            n/a               (0.7)            n/a
Net transition obligation                                 (5.0)            n/a                  -             n/a
------------------------------------------------------------------------------------------------------------------
Net amount recognized                                    $19.0             n/a              $(1.0)            n/a
==================================================================================================================

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.  BENEFIT PLANS, CONTINUED

    The following table represents plan assets and obligations for the defined benefit plan:

                                                                                                DECEMBER 31,
(in millions)                                                                              2007              2006
------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                             $116.3            $112.3
Accumulated benefit obligation                                                             98.5              93.5
Fair value of plan assets                                                                 127.3             120.4
==================================================================================================================

    The following table represents net periodic pension and other benefit costs expense:

                                                              PENSION BENEFITS                OTHER BENEFITS
                                                        -------------------------       --------------------------
(in millions)                                            2007     2006     2005            2007     2006     2005

------------------------------------------------------------------------------------------------------------------
Decrease in minimum pension liability
   included in other comprehensive income, net of tax    $  -     $  -    $(9.3)           $  -    $(0.4)   $(0.3)
Net periodic benefit cost                                 3.5      6.7      6.4             4.6      5.0      5.7
==================================================================================================================

    Over the next year, the estimated amount of amortization from accumulated other comprehensive income into net periodic benefit cost related to net actuarial losses, prior service costs, and transition obligation is ($0.3) million, $1.2 million and ($0.2) million, respectively.

    Weighted-average assumptions used to determine benefit obligations at December 31:

                                                             PENSION BENEFITS                OTHER BENEFITS
                                                        -------------------------       --------------------------
                                                          2007            2006               2007            2006
------------------------------------------------------------------------------------------------------------------
Discount rate                                             6.50%           6.15%              6.50%           5.80%
Rate of compensation increase                             4.00%           4.00%              4.00%           4.00%
==================================================================================================================

    Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

                                                             PENSION BENEFITS                OTHER BENEFITS
                                                        -------------------------       --------------------------
                                                         2007     2006     2005            2007     2006     2005
------------------------------------------------------------------------------------------------------------------
Discount rate                                            6.15%    5.75%    6.15%           6.15%    5.50%    5.80%
Expected long-term return on plan assets                 8.75%    8.75%    8.75%               -        -        -
Rate of compensation increase                            4.00%    4.00%    4.00%           4.00%    4.00%    4.00%
==================================================================================================================

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.  BENEFIT PLANS, CONTINUED

    The expected long-term return on plan assets was established based on the median long-term returns for large company stocks, small company stocks, and long-term corporate bonds. The weighting between these asset classes was based on the assets in our plan. The long-term returns are updated and evaluated annually.

    Assumed health care trend rates at December 31:

                                                                         2007              2006
------------------------------------------------------------------------------------------------
Health care trend rate assumed for next year                            10.00%            12.50%
Rate to which the cost trend rate is assumed to decline                  5.00%             5.00%
Year that the rate reaches the ultimate trend rate                        2013              2013
================================================================================================

    PLAN ASSETS

    The actual pension plan weighted-average asset allocations, by asset category, are 75 percent equity securities and 25 percent debt securities at both December 31, 2007 and 2006.

    The pension plan maintains an investment policy statement, which outlines objectives and guidelines for supervising investment strategy and evaluating the investment performance of plan assets. The Plan seeks to attain diversification by investing in a blend of asset classes and styles. The target asset allocation is to maintain 75 percent of plan assets in equities and 25 percent in debt securities. To maintain a longer-term focus, the performance objectives of the plan are monitored quarterly using a rolling 5-year time period net of fees. For evaluation purposes, the total return of each investment option is compared to an appropriate index based on the investment style of each investment option. Investment restrictions are established by asset category and are designed to control the level of overall risk and liquidity of the investment program. The investment policy maintains a longer-term focus and is intended to match the benefit obligations.

    CONTRIBUTIONS

    The Company does not expect to contribute to its pension plan but does expect to contribute $2.4 million to its other postretirement benefit plans in 2008.

    ESTIMATED FUTURE BENEFIT PAYMENTS

    The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in millions)                                            PENSION BENEFITS         OTHER BENEFITS
-------------------------------------------------------------------------------------------------
2008                                                            $2.5                   $2.3
2009                                                             2.8                    2.5
2010                                                             3.3                    2.6
2011                                                             3.7                    2.8
2012                                                             4.5                    3.3
Years 2013-2017                                                 32.2                   18.5
=================================================================================================

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.  BENEFIT PLANS, CONTINUED

    DEFINED CONTRIBUTION PLANS AND DEFERRED COMPENSATION

    The Company sponsors a defined contribution savings plan for employees. Beginning January 1, 2005 the Company began providing a match of 50 percent of employee contributions up to 7.0 percent of eligible earnings.
    Additional employee voluntary contributions may be made to the plan subject to contribution guidelines. Company contributions to the plan were $2.4 million, $2.5 million and $2.6 million in 2007, 2006 and 2005, respectively.

    The Company has two defined contribution pension plans covering substantially all career agents, except for general agents. Contributions of 4.5 percent of defined commissions (plus 4.5 percent for commissions over the Social Security wage base) are made to the pension plan and an additional contribution of up to 4.0 percent (subject to matching on agents' contributions) of defined commissions are made to the 401(k) plan. Company contributions expensed for these plans were $1.3 million, $1.2 million and $1.1 million in 2007, 2006 and 2005, respectively.

    The Company has entered into deferred compensation agreements with directors, certain employees, career agents and general agents. These deferred amounts are payable according to the terms and conditions of the agreements. Annual costs of the agreements were $3.5 million, $2.6 million and $1.4 million for 2007, 2006 and 2005, respectively.

10. FEDERAL INCOME TAXES

    The Company and its subsidiaries file consolidated and separate federal, state and local income tax returns.

    The federal income tax expense, for the years ended December 31, was as follows:

(in millions)                                                                2007            2006            2005
------------------------------------------------------------------------------------------------------------------
Current                                                                     $23.9           $14.8           $15.5
Deferred                                                                      8.5            10.8             9.6
------------------------------------------------------------------------------------------------------------------
   Income tax expense                                                       $32.4           $25.6           $25.1
==================================================================================================================

    A reconciliation of the income tax attributable to continuing operations computed at the federal statutory tax rate to the income tax expense included in the statement of operations, for the years ended December 31, were as follows:

(in millions)                                                                2007            2006            2005
------------------------------------------------------------------------------------------------------------------
Income tax computed at statutory tax rate:                                  $42.2           $32.7           $30.5
   Tax preferenced investment income                                         (7.9)           (7.3)           (4.9)
   Nondeductible goodwill expense                                               -               -            (0.4)
   Disposition of Financial Institutions operations                             -             1.6               -
   Credits available to offset tax                                           (2.2)           (1.8)              -
   Other                                                                      0.3             0.4            (0.1)
------------------------------------------------------------------------------------------------------------------
   Income tax expense                                                       $32.4           $25.6           $25.1
==================================================================================================================

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10. FEDERAL INCOME TAXES, CONTINUED

    The federal income tax (asset) liability which is included in other liabilities for the years ended December 31, were as follows:

(in millions)                                                                                2007            2006
------------------------------------------------------------------------------------------------------------------
Current                                                                                     $(1.9)          $(5.9)
Deferred                                                                                     87.0            73.2
------------------------------------------------------------------------------------------------------------------
   Total federal income tax liability                                                       $85.1           $67.3
==================================================================================================================

    The significant components of deferred assets and liabilities, as of December 31, are as follows:

(in millions)                                                                                2007            2006
------------------------------------------------------------------------------------------------------------------
Deferred tax assets
   Insurance liabilities                                                                   $125.5          $112.7
   Deferred gain on indemnity reinsurance (1)                                                23.6            28.2
   Employee benefit plans                                                                    17.3             7.9
   Other                                                                                     12.4            14.6
------------------------------------------------------------------------------------------------------------------
   Total deferred tax assets                                                                178.8           163.4
------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities
   Deferred policy acquisition costs                                                        220.6           207.7
   Fixed assets and software                                                                 11.6            12.9
   Unrealized appreciation                                                                   29.6            11.4
   Other                                                                                      4.0             4.6
------------------------------------------------------------------------------------------------------------------
   Total deferred tax liabilities                                                           265.8           236.6
------------------------------------------------------------------------------------------------------------------
   Total net deferred liability                                                            $ 87.0          $ 73.2
==================================================================================================================

      (1) Includes a cumulative effect adjustment under SAB 108 of $7.1 million in 2006 related to a 2002 transaction. Refer to Note 2-Significant Accounting Policies for additional detail.

    Federal income taxes paid were $20.0 million and $23.1 million in 2007 and 2006, respectively.

    The Company has $9.4 million of net operating losses available to offset future taxable income. The losses are non-life losses and therefore, are limited in their ability to offset life insurance company taxable income. If unused, the losses will expire between 2019 and 2027.

    If the Company determines that any portion of its deferred tax assets will not be utilized in future years, a valuation allowance must be established for that portion of the deferred tax asset in doubt. Based upon best available information and expectations, management believes that it is more likely than not the deferred asset will be realized.

    As previously discussed, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) effective January 1, 2007. As of January 1, 2007 management reviewed open tax years for major jurisdictions and concluded that the adoption of FIN 48 resulted in no impact to the Company's financial position. There is no significant tax liability resulting from unrecognized tax benefits relating to uncertain tax positions. The Company is not aware of any tax position for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10. FEDERAL INCOME TAXES, CONTINUED

    The implementation of FIN 48 requires management to review all open tax years, for all major income taxing jurisdictions (including federal and state). Open tax years are those that are open to examination by the tax authorities (e.g. the last four tax year ends and the interim tax period since then). In September 2007, the Internal Revenue Service concluded its examination of the 2004 consolidated federal income tax return without assessment. The Company has not been formally apprised of the Service's intent to audit subsequent years.

11. REINSURANCE

    The Company uses reinsurance to mitigate the risks it underwrites on a direct basis. For individual life policies, the Company cedes the portion of the total risk in excess of $0.5 million. For other policies, the Company has established various limits of coverage it will retain on any one policyholder and cedes the remainder of such coverage. The Company is party to various reinsurance contracts under which it receives premiums as a reinsurer and reimburses the ceding company for portions of the claims incurred.

    Reinsurance amounts included in the Consolidated Statements of Operations for the years ended December 31, were as follows:

(in millions)                                                                2007            2006            2005
------------------------------------------------------------------------------------------------------------------
Direct premiums                                                           $ 466.1         $ 528.7         $ 567.9
Reinsurance assumed                                                         420.0           508.4           480.3
Reinsurance ceded                                                          (541.7)         (630.7)         (602.6)
------------------------------------------------------------------------------------------------------------------
   Net premiums                                                             344.4           406.4           445.6
------------------------------------------------------------------------------------------------------------------
   Reinsurance recoveries                                                 $ 424.4         $ 439.9         $ 386.1
==================================================================================================================

    The Company reviews all reinsurance agreements for transfer of risk and evaluates the proper accounting methods based upon the terms of the contract. If companies to which reinsurance has been ceded are unable to meet obligations under the reinsurance agreements, the Company would remain liable. Seven reinsurers account for approximately 88 percent of the Company's December 31, 2007, ceded reserves for life and accident and health insurance. These reinsurers maintain A.M. Best ratings between A+ and A-. The remainder of such ceded reserves is spread among numerous reinsurers. Refer to Note 3 - Acquisitions and Other Significant Transactions for details on the reinsurance transaction in 2002 with ERAC, the Golden Rule transaction in 2005 and the Transamerica 403(b) transaction in 2007.

    The Company reported an after-tax net loss of approximately $15 million in 2001 related to the September 11, 2001 terrorist attack. The net loss included anticipated reinsurance recoveries from the Company's reinsurers. The Company continues to pay claims and recover amounts from the various reinsurance companies. The anticipated reinsurance recoveries are approximately $93 million at December 31, 2007 compared to $107 million at December 31, 2006. These claims are workers' compensation related, including survivor benefits, and will be paid out over many years. The Company's reinsurance program consists of financially strong reinsurance companies. The Company has recorded no significant additional net loss in 2007 or 2006 related to the September 11th tragedy.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

12. SURPLUS NOTES, NOTES PAYABLE AND LINES OF CREDIT

    In September 2006, the Company enhanced its financial flexibility through its membership in the Federal Home Loan Bank of Indiana (FHLB) for both AUL and State Life. FHLB membership provides ready access to funds and borrowing capacity.

    On October 6, 2003, the Company issued Senior Notes with a face value of $200 million, due October 15, 2033. Interest is payable semi-annually on April 15th and October 15th at a 7 percent annual rate. The notes are an unsecured senior obligation and will rank equally with any of the Company's senior unsecured indebtedness. The notes will effectively rank junior to any future secured indebtedness as to the assets securing such indebtedness and to all indebtedness and other obligations, including insurance and annuity liabilities, of the subsidiaries. The indenture for the Senior Notes imposes restrictions on stock transactions and indebtedness of subsidiaries, and includes conditions regarding mergers or consolidations. Interest payments made were $14.0 million in both 2007 and 2006.

    On February 16, 1996, AUL issued $75 million of surplus notes, due March 30, 2026. Interest is payable semi-annually on March 30 and September 30 at a 7.75 percent annual rate. Any payment of principal or interest on the notes may be made only with the prior approval of the Commissioner of the Indiana Department of Insurance. The surplus notes may not be redeemed at the option of AUL or any holders of the surplus notes. Interest paid during 2007 and 2006 was $5.8 million in each year.

    Surplus Notes and Senior Notes:

(in millions)                                                                                2007            2006
------------------------------------------------------------------------------------------------------------------
Senior notes, 7%, due 2033                                                                 $200.0          $200.0
Surplus notes, 7.75%, due 2026                                                               75.0            75.0
------------------------------------------------------------------------------------------------------------------
Total notes payable                                                                        $275.0          $275.0
==================================================================================================================

13. COMMITMENTS AND CONTINGENCIES

    Various lawsuits have arisen in the ordinary course of the Company's business. In each of the matters and collectively, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to the financial condition, operations or cash flows of the Company.

14. STATUTORY INFORMATION

    AUL, State Life and PML prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the department of insurance for their respective state of domicile. Prescribed statutory accounting practices (SAP) currently include state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state, as well as practices described in National Association of Insurance Commissioners' (NAIC) publications.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

14. STATUTORY INFORMATION, CONTINUED

    A reconciliation of SAP surplus to GAAP equity at December 31 follows:

(in millions)                                                                                2007            2006
------------------------------------------------------------------------------------------------------------------
   SAP surplus                                                                           $  850.8        $  816.7
   Asset valuation reserve                                                                   62.1            57.9
   Deferred policy acquisition costs                                                        658.4           606.7
   Value of business acquired                                                               100.9           108.2
   Adjustments to policy reserves                                                          (189.9)         (160.3)
   Interest maintenance reserves                                                             22.0            27.9
   Unrealized gain on invested assets, net                                                   54.5            20.9
   Surplus notes                                                                            (75.0)          (75.0)
   Deferred gain on indemnity reinsurance                                                   (67.5)          (80.7)
   Deferred income taxes                                                                    (87.0)          (87.7)
   Other, net                                                                                 8.5)          (11.9)
------------------------------------------------------------------------------------------------------------------
   GAAP equity                                                                           $1,320.8        $1,222.7
==================================================================================================================

    A reconciliation of SAP net income to GAAP net income for the years ended December 31 follows:

(in millions)                                                                2007            2006            2005
------------------------------------------------------------------------------------------------------------------
   SAP net income (loss)                                                    $76.0          $ 91.8          $(10.6)
   Deferred policy acquisition costs                                         24.0             0.7            20.4
   Value of business acquired (1)                                            (7.3)           (8.2)           67.1
   Adjustments to policy reserves                                            12.2            16.3             6.7
   Deferred income taxes                                                     (8.5)          (10.8)           (9.6)
   Disposition of Financial Institutions operations                             -           (10.8)           (1.0)
   Other, net                                                                (8.3)          (11.3)          (10.9)
------------------------------------------------------------------------------------------------------------------
   GAAP net income                                                          $88.1          $ 67.7          $ 62.1
==================================================================================================================

      (1) 2005 contains a ceding commission of $68.4 million on acquisition of business, less amortization, which resulted in the statutory net loss in 2005.

    Life insurance companies are required to maintain certain amounts of assets on deposit with state regulatory authorities. Such assets had an aggregate carrying value of $28.8 million and $28.7 million at December 31, 2007 and 2006, respectively.

    State statutes and the mutual insurance holding company law limit dividends from AUL, State Life and PML to OneAmerica. AUL paid $35 million and $40 million in dividends to OneAmerica in 2007 and 2006, respectively. State statutes allow the greater of 10 percent of statutory surplus or 100 percent of net income as of the most recently preceding year-end to be paid as dividends without prior approval from state insurance departments. Under state statutes, dividends would be limited to approximately $88 million in 2008.

ONEAMERICA FINANCIAL PARTNERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair values for financial instruments are based on various assumptions and estimates as of a specific point in time. They do not represent liquidation values and may vary significantly from amounts that will be realized in actual transactions. Therefore, the fair values presented in the table should not be construed as the underlying value of the Company.

    The disclosure of fair value information about certain financial instruments is based primarily on quoted market prices. The fair values of short-term investments and contract loans approximate the carrying amounts reported in the balance sheet. Fair values for fixed maturity and equity securities, and surplus notes payable are based on quoted market prices where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

    The fair value of the aggregate mortgage loan portfolio was estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for similar maturities.

    The estimated fair values of the liabilities for interest-bearing policyholder funds approximate the statement values because interest rates credited to account balances approximate current rates paid on similar funds and are not generally guaranteed beyond one year. Fair values for other insurance reserves are not required to be disclosed. However, the estimated fair values for all insurance liabilities are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

    The fair value of certain financial instruments, along with the corresponding carrying values at December 31 follows:

                                                                         2007                      2006
------------------------------------------------------------------------------------------------------------------
                                                                 CARRYING                  CARRYING
(in millions)                                                      AMOUNT    FAIR VALUE      AMOUNT    FAIR VALUE
------------------------------------------------------------------------------------------------------------------
Fixed maturity securities - available-for-sale                   $7,369.3      $7,369.3    $6,801.5      $6,801.5
Equity securities                                                    47.8          47.8        49.3          49.3
Mortgage loans                                                    1,394.6       1,444.4     1,351.3       1,372.4
Policy loans                                                        225.3         225.3       179.0         179.0
Surplus notes and notes payable                                     275.0         279.9       275.0         293.5
Short-term & other invested assets                                    9.8           9.8        22.1          22.1
==================================================================================================================

    PART C: Other Information


Item 26.Exhibits


(a)     Board of Directors Resolutions.


               1. Resolution of the Board of Directors of the Depositor dated July 10, 1997 concerning AUL American Individual Variable Life Unit Trust(1)


(b)     Custodian Agreements.


               Not  Applicable.


(c)     Underwriting Contracts.


               1.   Distribution   Agreement   between   American   United  Life
                    Insurance Company and OneAmerica Securities, Inc.(1)


               2.   Form of Selling Agreement (1)


(d)     Contracts.


               1. Form of Flexible Premium Adjustable Universal Variable Life Insurance Policy(1)

               2.   Form of Accelerated Death Benefit Rider(1)

               3.   Form of Accounting Benefit Rider(1)

               4.   Form of Aviation Exclusion Rider (1)

               5.   Form of Change of Insured Rider(1)

               6.   Form of Children's Term Insurance Rider(1)

               7.   Form of Credit of Premium Disability Rider(1)

               8.   Form of Extended No-Lapse Guarantee Rider(1)

               9.   Form of Guaranteed Insurability Rider(1)

               10.  Form of Other Insured Term Insurance Rider(1)

               11.  Form of Overloan Protection Rider(1)

               12.  Form of Premium Deposit Account Rider(1)

               13.  Form of Waiver of Monthly Deductions Disabilty  Rider(1)




(e)     Applications.


               1. Form of Flexible Premium Adjustable Universal Variable Life Insurance Policy Application (1)

               2.   Aviation Supplement Application(1)


(f)     Depositor's Certificate of Incorporation and By-Laws.


               1. Certification of Articles of Merger between American Central Life Insurance Company and United Mutual Life Insurance Company(1)


               2. Articles of Merger between American Central Life Insurance Company and United Mutual Life Insurance Company(1)


               3. Second Amended and Restated Articles of Incorporation of American United Life Insurance Company(R)(1)


               4. Second Amended and Restated Bylaws of American United Life Insurance Company(R)(1)


(g)     Reinsurance Contracts.


               Not Applicable.


(h)     Participation Agreements.




     1. Form of Participation Agreement between American United Life Insurance Company(R) and AIM Variable Insurance Funds (1)


     2.   Form of Participation Agreement with Alger American Fund (1)

     3. Form of Participation Agreement between American United Life Insurance Company(R) and AllianceBernstein

     4.   Form  of  Participation   Agreement  with  American  Century  Variable
          Portfolios

     5.   Form of Participation Agreement with Calvert Variable Series, Inc.

     6. Form of Participation Agreement between American United Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC and Columbia Management Distributors (1)

     7. Form of Participation Agreement between American United Life Insurance Company(R) and Dreyfus Investment Portfolios and Dreyfus Variable Investment Fund(1)

     8. Form of Participation Agreement between American United Life Insurance Company(R) and Fidelity Variable Insurance Products Fund(1)

     9. Form of Participation Agreement between American United Life Insurance Company(R) and Fidelity Variable Insurance Products Fund II(1)

     10. Form of Participation Agreement between American United Life Insurance Company,Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc.(1)

     11. Form of Participation Agreement between American United Life Insurance Company(R) and Janus Aspen Series(1)

     12. Form of Participation Agreement between American United Life Insurance Company(R) and Neuberger Berman Advisers Management Trust(1)

     13. Form of Participation Agreement between Pioneer Funds Distributor, Inc. and American United Life Insurance Company(R)(1)

     14. Form of Participation Agreement between American United Life Insurance Company, Royce Captial Fund and Royce Fund Services, Inc.(1)

     15. Form of Participation Agreement between American United Life Insurance Company(R) and T. Rowe Price Equity Series, Inc.(1)

     16 Form of Amendment to Schedule A of Participation Agreement between American United Life Insurance Company(R) and T. Rowe Price Equity Series, Inc.(1)

     17. Form of Participation Agreement between American United Life Insurance Company(R) and the Timothy Plan(1)

     18. Form of Participation Agreement between American United Life Insurance Company(R) and Vanguard Variable Insurance Fund(1)

(i)     Administrative Contracts.


               Not Applicable.


(j)     Other Material Contracts.


               Not Applicable.


(k)     Legal Opinion.


               1. Opinion and consent of legal officer of American United Life Insurance Company(R) as to legality of Policies being registered(1)


(l)     Actuarial Opinion.


               Not Applicable.


(m)     Calculation.


               Not Applicable.


(n)     Other Opinions.


               1.   Consent of Independent Auditors(2)

               2.   Powers of Attorney(1)

               3.   Rule 483(1)


(o)     Omitted Financial Statements.


               Not Applicable.


(p)     Initial Capital Agreements.


               Not Applicable.


(q)     Redeemability Exemption.


               1. Memorandum describing issuance, transfer and redemption procedures.(1)


--------------------


(1) Filed with the Registrant's Registration Statement on Form N-6 on August 11, 2008.

(2) Filed with the Registrant's pre-effective amendment no. 1 on November 12, 2008.









Item 27. Directors and Officers of the Depositor




Name and Address                   Positions and Offices with AUL

----------------                   ------------------------------


J. Scott Davison*                  Chief Financial Officer, AUL (6/04 - present); Senior Vice President, Strategic

                                   Planning and Corporate Development (7/02 -6/04);

                                   Director, AUL (7/02 - present) Vice President, Corporate Planning (1/00 - 7/02)


Constance E. Lund*                 Senior Vice President, Corporate Finance (1/00 - present);

                                   Director, AUL, (12/00 - present); Vice President, Reporting and Research (1/99 - 1/00); Assistant Vice President,

                                   Reporting & Research (5/95 - 1/99)


Dayton H. Molendorp*               Chairman, AUL (2/2007 to Present); President and Chief Executive Officer,

                                   AUL (9/04 - present); Executive Vice President, AUL (2/03 - 9/04); Senior Vice President,

                                   Individual Division (9/99 - 2/03); Director, AUL, (12/00 - present);

                                   Vice President, Individual Division (11/98 - 9/99);

                                   Vice President, Marketing, Individual Division (6/92 - 9/98)


Mark C. Roller*                    Senior Vice President, Human Resources & Corporate Support,

                                   (12/01 - present); Director, AUL (12/01 - present); Vice President

                                   Human Resources, (11/99 - 12/01); Vice President, Corporate

                                   Planning, (9/95 - 11/99)


G. David Sapp*                     Senior Vice President, Investments (1/92 - present);

                                   Director, AUL (12/00 - present)


Thomas M. Zurek*                   General Counsel & Secretary (8/02 - present);

                                   Director, AUL (8/02 - present)


----------------------------------------------


*One American Square, Indianapolis, Indiana 46282




Item 28. Persons Controlled by or Under Common Control with the Depositor or the

Registrant.



AMERICAN  UNITED LIFE INSURANCE  COMPANY  ("AUL") is a stock  insurance  company existing under the laws of the State of Indiana. It was originally  incorporated as a  fraternal  society  on  November  7, 1877,  under the laws of the  federal government,  and  reincorporated as a mutual insurance company under the laws of the State of Indiana in 1933. On December 17, 2000,  AUL converted from a mutual life insurance company to a stock life insurance company  ultimately  controlled by a mutual holding company, American United Mutual Insurance Holding Company.


AMERICAN UNITED MUTUAL INSURANCE HOLDING COMPANY  ("AUMIHC") is a mutual holding company  created on December 17,  2000,  under the laws of the state of Indiana.

The rights of policyowners of American United Life Insurance Company,  including the right to elect directors to the Board of Directors, reside with this entity,

which must hold at least 51% of the voting stock of the stock  holding  company,

OneAmerica Financial Partners, Inc.


AUL AMERICAN UNIT TRUST (File No. 811-5929),  AUL AMERICAN INDIVIDUAL UNIT TRUST

(File No.  811-8536),  and AUL AMERICAN  INDIVIDUAL  VARIABLE ANNUITY UNIT TRUST

(File No. 811-9193) are separate  accounts of AUL,  organized for the purpose of the sale of group and individual variable annuity contracts, respectively.


AUL REINSURANCE  MANAGEMENT SERVICES, LLC ("RMS") is a limited liability company organized  under the laws of Indiana on November 3, 1999.  RMS is a  reinsurance

manager.   Since  divestiture  of  AUL's  reinsurance  division,  all  remaining reinsurance  and AUL Long  Term  Care  Solutions,  Inc.  was  transferred  to GE

Employers Reinsurance  Corporation on July 1, 2002.  AUL has a

100% equity interest in AUL Reinsurance Management Services Canada, Ltd.


FOUNTAIN SQUARE LIFE REINSURANCE COMPANY ("Fountain Square") was incorporated on

December 31, 2002 and is a company  domiciled  in the Turks and Caicos,  British

West Indies  whose  business is the  reinsurance  of credit life and  disability risks issued  through its parent,  Fifth-Third  Banc Corp. The new entity is the successor of its predecessor, Fountain Square Insurance Company, by operation of law and possesses all of the rights and powers of its predecessor and is subject to all the restrictions,  debts,  liabilities,  etc., of the former entity.  AUL received  260 shares of  preferred  stock of Fountain  Square,  in exchange  for

26,000 shares of preferred stock of Fountain Square Insurance Company. AUL owned the same percentage of the  outstanding  stock of Fountain Square as it owned in

Fountain Square Insurance  Company.  The Fountain Square Insurance Company stock was  valued at  $96.16  per share  and the  Fountain  Square  stock is valued at

$9,616.00  per share.  On December 23,  2003,  AUL  invested  $2,501,031.75  and received 260 shares of preferred  stock in Fountain  Square.  As a result of the transaction, AUL has acquired a 20.6% equity interest in that company.


OLD KENT FINANCIAL LIFE  INSURANCE  COMPANY ("Old Kent") is an Arizona  domestic insurance  company  whose  business  is  the  reinsurance  of  credit  life  and disability risks issued through its parent, Fifth-Third Banc Corp. On August 16,

2001 AUL invested  $2,500,000 and received  26,000 shares of preferred  stock in

Old Kent,  until then a wholly-owned  subsidiary of Fifth-Third  Banc Corp. On

September 25, 2007, Old Kent exercised a call option for all 26,000 shares of preferred stock to Old Kent for $2,500,000. As a result of the  transaction, AUL no longer has any equity  interest in that company.


ONEAMERICA FINANCIAL PARTNERS,  INC. ("OAFP") is the stock holding company which owns all of the shares of American  United Life Insurance  Company,  formerly an

Indiana  mutual  insurance  company,  which is now an  Indiana  stock  insurance company.


ONEAMERICA FUNDS,  INC. (the "Fund") (File No. 811-5850) was incorporated  under the laws of Maryland on July 26, 1989, and is an open-end management  investment company under the  Investment  Company Act of 1940. It was  established  for the primary purpose of providing a funding vehicle for group and individual variable annuity contracts known as American Series  Contracts.  On May 1, 2002, the name of this  corporation was changed.  The prior name was AUL American Series Funds,

Inc.  As of  December  31,  2007,  there  are  620  million  authorized  shares;

currently,  612 million  shares have been  allocated  and issued.  AUL owns 0.00 percent  of the Value  portfolio,  0.00  percent  of the  Investment  Grade Bond portfolio,  0.00 percent of the Asset Director  portfolio,  66.8 percent of the

Socially  Responsive  portfolio  and 0.00 percent of the Money Market  portfolio shares as of December 31,  2007.  As a result of the  transaction,  the separate accounts of AUL have acquired a 99.86% equity interest in the fund.


ONEAMERICA  SECURITIES,  INC.  (broker-dealer  No.  801-56819) is a wholly owned subsidiary  of AUL  and  was  incorporated  on  June  4,  1969,  and  acts  as a broker-dealer  of  securities  products.  On January  1, 2002,  the name of this corporation  was  changed.  The prior  name was AUL  Equity  Sales  Corp.  As of

December 31, 2007, the total number of shares,  all without par value,  that the corporation is authorized to issue is 1,000 shares. As of December 31, 2007, 400 shares are issued and outstanding,  all of which were purchased and are owned by

AUL. As a result of the transaction,  AUL has acquired a 100% equity interest in that company.


PIONEER MUTUAL LIFE INSURANCE  COMPANY A STOCK SUBSIDIARY OF AUMIHC  ("Pioneer")

is a North Dakota domestic  insurance  company whose  principal  business is the sale of life  insurance  policies and annuity  contracts.  During  calendar year

2001,  Pioneer,  pursuant  to the  authority  of the North  Dakota  and  Indiana

Insurance Commissioners,  and with the approval of its members, reorganized from a mutual insurance company to become part of AUMIHC.  Effective January 1, 2002,

Pioneer is wholly owned by OneAmerica,  which is wholly owned by AUMIHC, and its former members are now voting members of AUMIHC. As a result of the transaction,

AUL has acquired a 0% equity interest in that company.


R. E. MOULTON, INC. ("RE Moulton") is a Massachusetts corporation operating as a managing  general  agent for employer  stop-loss  insurance  policies  issued to self-funded  employee  benefit  plans.  Effective  October 1,  2003,  OneAmerica purchased 100% of the outstanding stock of R.E.  Moulton,  Inc. for $27,400,000.

As a result of this  transaction,  AUL has acquired a 0% equity interest in that company.


REGISTRANT (AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST File No. 811-8311),

is a  separate  account  of  AUL,  organized  for  the  purpose  of the  sale of individual variable life insurance products.


THE STATE LIFE INSURANCE  COMPANY  ("State  Life") is an Indiana  domestic stock subsidiary of AUMIHC whose principal  business is the sale of life insurance and long-term  care  insurance  products.  State Life became  part of the  insurance holding company system on September 23, 1994.  During calendar year 2004,  State

Life,  pursuant to the authority of the Indiana Insurance  Commissioner and with the  approval of its members,  reorganized  from a mutual  insurance  company to become a stock  insurance  subsidiary  of AUMIHC.  Effective  December 30, 2004,

State Life is wholly owned by OneAmerica,  which is wholly owned by AUMIHC,  and its  former  members  are now  voting  members  of  AUMIHC.  As a result  of the transaction, AUL has acquired a 0% equity interest in that company.




Item 29. Indemnification.


Article  IX,  Section  1  of  the  Second  Amended  and  Restated   Articles  of

Incorporation of American United Life Insurance Company(R) provides as follows:


(a) Coverage.  The Corporation shall indemnify as a matter of right every person made a party to a proceeding because such person (an "Indemnitee") is or was:


     (i)  a member of the Board of Directors of the Corporation,


     (ii) an officer of the Corporation, or


     (iii)while  a  director  or  officer  of the  Corporation,  serving  at the

          Corporation's  request  as  a  director,  officer,  partner,  trustee,

          member,  manager,  employee,  or agent of another  foreign or domestic corporation,  limited liability company,  partnership,  joint venture,

          trust, employee benefit plan, or other enterprise,  whether for profit or not,


Notwithstanding  the foregoing,  it must be determined in the specific case that indemnification  of the Indemnitee is permissible in the  circumstances  because the Indemnitee has met the standard of conduct for indemnification  specified in

Indiana Code 27-1-7.5-8 (or any successor provision).  The Corporation shall pay for or reimburse the reasonable expenses incurred by an Indemnitee in connection with any such proceeding in advance of final  disposition  thereof in accordance with the  procedures  and subject to the  conditions  specified  in Indiana Code

27-1-7.5-10 (or any successor  provision).  The Corporation shall indemnify as a matter  of right an  Indemnitee  who is  wholly  successful,  on the  merits  or otherwise,  in the defense of any such proceeding,  against reasonable  expenses incurred  by the  Indemnitee  in  connection  with the  proceeding  without  the requirement  of a  determination  as set  forth in the  first  sentence  of this paragraph.


(b) Determination. Upon demand by a person for indemnification or advancement of expenses,  as the case may be, the  Corporation  shall  expeditiously  determine whether the person is entitled  thereto in accordance  with this Article and the procedures specified in Indiana Code 27-1-7.5-12 (or any successor provision).


(c) Effective Date. The indemnification  provided under this Article shall apply to any proceeding  arising from acts or omissions  occurring before or after the adoption of this Article.


Item 30. Principal Underwriters.


     a.   Other Activity.  In additional to Registrant,  OneAmerica  Securities,

          Inc. acts as the  principal  underwriter  for policies  offered by AUL through AUL American  Individual Unit Trust (File No. 811-08536),  AUL

          American Unit Trust (File No.  811-05929) and AUL American  Individual

          Variable Annuity Unit Trust (File No. 811-09193).


     b.   Management.   The  directors  and  principal  officers  of  OneAmerica

          Securities, Inc. are as follows:




          Name and Principal                      Positions and Offices

          Business Address*                       with OneAmerica Securities, Inc.

          -------------------                     --------------------------------
          George H. Brandt                         Vice President& Chief Marketing Officer

          James Crampton                           Tax Director

          Richard M. Ellery                        Secretary

          Nicholas A. Filing                       Chairman of the Board, President &
                                                     Director

          Constance E. Lund                        Treasurer, Acting Financial Operations
                                                     Principal & Director

          Gregory A. Poston                        Director

          Anthony ("Tony") M. Smart                Vice President, Operations

          Mark A. Wilkerson                        Director

          William F. Yoerger                       Director

          John W. Zeigler                          Vice President, Insurance Agency Registrations


------------------------------



* The Principal  business  address of all of the persons  listed is One American

Square, Indianapolis, Indiana 46282





     c.   Not Applicable.


Item 31. Location of Accounts and Records.


The accounts,  books and other documents required to be maintained by Registrant pursuant to Section  31(a) of the  investment  Company Act of 1940 and the rules under that section will be maintained at One American Square,  Indianapolis,  IN

46282.


Item 32. Management Services.


There are no  management-related  service  contracts  not discussed in Part A or

Part B.


Item 33. Fee Representation.


The Registrant represents that the aggregate fees and charges deducted under the variable life contracts are reasonable in relation to the services rendered, the expenses  expected  to be  incurred,  and the  risks  assumed  by the  Insurance

Company.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant, AUL American Individual Variable Life Unit Trust, has duly caused this pre-effective amendment no. 2 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Indianapolis, and the state of Indiana, on the 21st day of November, 2008.


                               AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST

                                            (Registrant)


                               By:  American United Life Insurance Company


                               By:  __________________________________________

                                    Name:  Dayton H. Molendorp*
                                    Title: Chairman, President & CEO



                               AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                                             (Depositor)


                               By:  __________________________________________

                                    Name:  Dayton H. Molendorp*
                                    Title: Chairman President & CEO






* By:  /s/ Richard M. Ellery
       __________________________________________

       Richard M. Ellery as attorney-in-fact


Date:  November 21, 2008


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
pre-effective amendment no. 2 to the registration statement has been signed below by the following persons in the capacities and on the date indicated.




Signature                           Title                     Date

---------                           -----                     ----


_______________________________     Director, Chief            November 21, 2008
J. Scott Davison*                   Financial Officer



_______________________________     Director                   November 21, 2008

Constance E. Lund*



_______________________________     Director                   November 21, 2008

Dayton H. Molendorp*



_______________________________     Director                   November 21, 2008

Mark C. Roller*



_______________________________     Director                   November 21, 2008

G. David Sapp*



_______________________________     Director                   November 12, 2008

Thomas M. Zurek*





   /s/ Richard M. Ellery

___________________________________________

*By: Richard M. Ellery as Attorney-in-fact


Date: November 21, 2008


                               EXHIBITS FILED WITH

                                    FORM N-6



                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                  OF AMERICAN UNITED LIFE INSURANCE COMPANY(R)






Exhibit Number in

Form N-6, Item 26                   Name of Exhibit

-----------------                   ---------------
NONE